SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act 1934

Report on Form 6-K dated May 23, 2013

BT Group plc

(Translation of registrant’s name into English)

BT Centre

81 Newgate Street

London EC1A 7AJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No ☒

Enclosure: BT Group plc — Annual Report & Form 20-F 2013 as sent to shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc

By:	/s/ Dan Fitz

	Name:	Dan Fitz
	Title:	Company Secretary

Date: May 23, 2013

BT Group plc
Annual Report &
Form 20-F 2013

Bringing it all together

Gold!

London 2012: The BT Tower was used to celebrate British medal winners in the Olympic and Paralympic Games

London 2012 – the most connected Games ever

As official communications services partner of the London 2012 Olympic and Paralympic Games, we shouldered a tremendous responsibility. Our communications services had to meet the needs of the event organisers, competing athletes, the global media and billions of spectators worldwide.

Our single communications network took in 94 locations across the UK. It carried every official photograph and sports report and every visit to the London 2012 Games website and supported millions of calls, emails, text messages and tweets.

A BT fibre-based network delivered 5,000 hours of live TV coverage of the Games to the International Broadcast Centre for onward transmission to broadcasters.

During London 2012, a 1,000-strong BT team guaranteed flawless communications for the Games. Nothing in our history has been a stronger test of our ability to manage and deliver large and complex projects. We delivered with the eyes of the world upon us.

Watch the video at www.btplc.com/2012highlights

> "London staged one of the greatest Olympic and Paralympic Games ever. Beyond the statistics, technology had a profound effect on how people interacted with the Games, and none of that would have been possible without BT, whose commitment to these Games was quite simply spectacular."

Gerry Pennell
Chief Information Officer, London Organising Committee of the Olympic and Paralympic Games (LOCOG)

Welcome to BT Group plc’s Annual Report & Form 20-F 2013

In this report you will find information on: our strategy; how we deliver our strategy; how we have performed; and how we govern our business.

2	Chairman’s introduction	Governance
		64	Chairman’s governance report
Overview		65	Board of Directors
3	Our purpose	67	How we govern the company
3	Who we are and what we do	71	Reports of the Board Committees
4	Our strategy	93	Directors’ information
5	Our business model	94	General information
6	Financial highlights	97	Shareholders and Annual General Meeting
7	Our progress against our strategic priorities
		Financial statements
Strategy		100	Report of the independent auditors Consolidated financial statements
12	Chief Executive’s introduction
13	Our strategy	102	Consolidated financial statements
14	Our strategic priorities	107	Notes to the consolidated financial statements
17	Our business model
18	Our people	163	Report of the independent auditors Parent company financial statements
20	Our assets and resources
22	How we measure our progress	164	Financial statements of BT Group plc
23	Our risks	167	Subsidiary undertakings

Business		Additional information
30	Operating Committee	170	Alternative performance measures
31	How we deliver our strategy	173	Selected financial data
36	Our customers and markets	175	Financial and operational statistics
38	Regulation	177	Information for shareholders
		191	Cross reference to Form 20-F
Performance		195	Glossary of terms
42	Group Finance Director’s introduction
43	Group financial performance
53	Line of business performance
61	Our performance as a responsible and sustainable business

This is the BT Annual Report for the year ended 31 March 2013. It complies with UK regulations and comprises part of the Annual Report on Form 20-F for the US Securities and Exchange Commission to meet US regulations. This annual report has been sent to shareholders who have elected to receive a copy. The separate Summary financial statement & notice of meeting 2013 has been issued to shareholders who have elected to receive a shorter document.

Please see cautionary statement regarding forward-looking statements on page 177.

In this document, references to ‘BT Group’, ‘BT’, ‘the group’, ‘the company’, ‘we’ or ‘our’ are to BT Group plc (which includes the activities of British Telecommunications plc) and its subsidiaries and lines of business, internal service unit, or any of them as the context may require.

A reference to a year expressed as 2012/13 is to the financial year ended 31 March 2013 and a reference to a year expressed as 2013 is to the calendar year. This convention applies similarly to any reference to a previous or subsequent year. References to ‘this year’, ‘the year’ and ‘the current year’ are to the financial year ended 31 March 2013. References to ‘last year’ and ‘the prior year’ are to the financial year ended 31 March 2012.

2

Chairman’s introduction

“We are making long-term investments in our future, and that of the UK.”

Our shareholders

We have made good progress this year in a number of areas and delivered strong financial results. For 2012/13 the Board is proposing a final dividend of 6.5p, up 14%. This gives a full year dividend of 9.5p, also up 14% reflecting our performance this year. We continue to pursue a prudent financial strategy. As well as investing in the future of our business, we will continue to reduce net debt, support our pension fund and pay progressive dividends to you, our shareholders. We expect dividends to grow by 10%-15% per year for the next two years.

Our contribution

In the current uncertain environment, it is tempting for companies to focus on short-term targets rather than the long-term health of their business. At BT, we have continued to make strategic investments that position us well for the future. In the last four years, we have invested over £10bn in our capital investment programmes, with much of this supporting the national infrastructure upon which the UK relies.

Our fibre broadband network will bring significant economic benefits to the UK. The investments we are making in TV and mobile will bring new and innovative services for people to enjoy. We are creating jobs at the same time. This year we hired around 1,600 engineers to help with our fibre programme and we insourced around 4,000 jobs.

We played a vital role in making London 2012 the most connected Olympic and Paralympic Games ever and are supporting the British Paralympic team as they prepare for the next Games. During the year we also set ourselves three stretching Better Future goals to achieve by the end of 2020. By extending the reach of fibre broadband, helping our customers reduce their carbon footprint and using our skills and technology to help generate money for good causes, we will make a major contribution to both society and the environment.

Our global presence

We aim to support our multinational customers wherever they are. But to do this most effectively we need fair access to telecoms networks around the world. We continue to lobby to reduce trade barriers and press for policy and regulatory change to ensure a more level competitive playing field. This includes working with the European Commission on current initiatives to complete the digital Single Market, and on bilateral trade liberalisation negotiations. We hope the EU-US trade talks will deepen transatlantic economic integration, reduce non-tariff barriers and ensure fair access to the US telecoms market. Truly competitive telecoms markets will boost trade in all business sectors and support growth, innovation and jobs.

Our people

Our performance in the year reflects the expertise, hard work and commitment of our people. I am delighted that around 20,000 of them were able to benefit from employee share option plans, each making a gain of around £8,400 on average. We are investing more than ever in our people, making sure they have the skills and support they need to better serve our customers.

The Board

The Board has a key role in setting the strategic direction of the company and played a full part in assessing and approving the major investments we made this year. You can read about the Board’s activities in the Governance section.

Our future

Our aim remains to drive profitable revenue growth. The investments we are making support this ambition. We believe our strategy of improving customer service, transforming our cost base and investing for the future will continue to deliver long-term value for our shareholders.

Sir Michael Rake

Chairman

9 May 2013

Overview 3
Overview

Overview

Our purpose

We believe in the power of communication to make a better world. We bring together the best networks and technology with the expertise of our people. Making connections, creating new possibilities. This way businesses can grow, communities can flourish, and individuals can get more out of life. That's the difference we make, every day.

- We are improving our business. Our people, brand, networks and technology set us apart
- We make a major contribution to society, businesses and communities
- We have the financial strength to invest for the future while rewarding our stakeholders

Who we are and what we do

- We are one of the **world's leading communications services** companies
- Every day we touch the lives of **millions of people**, helping them communicate, do business and be entertained and informed
- We are the **leading provider** of consumer voice and broadband services in the UK
- We provide managed networked IT services for many of the **largest companies in the world**
- In the UK we are delivering one of the **fastest** rollouts of fibre broadband in the world
- We are **Europe's largest** telecoms services wholesaler by revenue

4 Overview

Our strategy

There are three foundations which build on one another to make BT a better business: Customer service delivery, Cost transformation and Investing for the future.

By transforming our costs we create opportunities for investing in our future.

Driving broadband-based consumer services 14
Being the 'Brand for Business' for UK SMEs 14
BT Global Services – a global leader 15
The wholesaler of choice 15
The best network provider 15
A responsible and sustainable business leader 16
Read more on page
A better future
Customer service delivery
Cost transformation
Investing for the future
A better business
Read more on Customer service delivery on page 13
Read more on Cost transformation on page 13
Read more on Investing for the future on page 14

Key performance indicators

We measure our overall progress using three key performance indicators. This year we grew adjusted earnings per share and achieved our normalised free cash flow target, but our customer service did not improve.

Adjusted earnings per share[a]
Year ended 31 March

pence
30
24
18
12
6
0
14.1
17.3
21.0
23.7
26.6
2009 2010 2011 2012 2013

Normalised free cash flow[b]
Year ended 31 March

£m
2,500
2,000
1,500
1,000
500
0
724
2,032
2,076
2,307
2,300
2009 2010 2011 2012 2013

Customer service improvement[c]
At 31 March

%
45
40
35
30
25
20
15
10
5
0
17.0
10.5
3.0
3.0
4.0
2009 2010 2011 2012 2013

Read more about customer service improvement on page 22

[a] Adjusted earnings per share is stated before specific items.
[b] Normalised free cash flow is a non-GAAP measure.
[c] Cumulative improvement from 1 April 2007.

Overview 5

Overview

Our business model

Our business model is built around the three foundations of our strategy. It supports our aim to deliver value to our shareholders and customers.

What sets us apart
– Our people
– Our brand
– Our networks
– Our technology
– Our financial strength
We enhance the things that set us apart
Customer service delivery
The better we serve our customers, the less time and money we need to spend on putting things right.
Cost transformation
By transforming our costs we create opportunities for investing in our future.
Investing for the future
By investing in our six strategic priorities we aim to grow the value of our business.
Delivering value
Making connections, creating new possibilities
Shareholders
Customers
Society

What sets us apart

The communications market is very competitive, particularly in the UK. We never forget that customers have a choice. How do we stand out from our competitors? We have a unique combination of people, brand, networks and technology.

Key activities

The value that we create

The cash that we generate from our customers and from our cost transformation activities helps us reward our shareholders. And it means we can fulfil our financial obligations to our people, the pension scheme, suppliers and lenders.

What we do matters. We make connections, create new possibilities and deliver value. We help millions of people communicate, be entertained, do business and live their lives. We see more and more demand for our products and services because they play such an integral role in modern life. We are confident our business model is sustainable and that we will be able to deliver value today and in the long-term.

Our risks

Like all businesses, we are affected by, and must manage, risks and uncertainties that can impact our ability to deliver our strategy.

Read more on page 21

6 Overview

Financial highlights

Revenue[a]
Year ended 31 March

£bn
20.5
19.0
17.5
16.0
14.5
20.1
20.1
18.9
19.3
18.0
18.3
2011
2012
2013

	2012	2013
reported	6% ↓	5% ↓
adjusted[a]	4% ↓	5% ↓

EBITDA
Year ended 31 March

£bn
6.2
5.8
5.4
5.0
4.6
5.6
5.9
5.9
6.1
5.8
6.2
2011
2012
2013

	2012	2013
reported	6% ↑	1% ↓
adjusted[a]	3% ↑	2% ↑

Free cash flow
Year ended 31 March

£bn
2.5
2.0
1.5
1.0
0.5
0
2.0
2.1
2.3
2.3
2.3
2.3
2011
2012
2013

	2012	2013
reported	15% ↑	1% ↓
normalised[b]	11% ↑	0%

2012/13 external revenue and adjusted EBITDA by line of business

External revenue

BT Global Services	39%
BT Retail	37%
BT Wholesale	14%
Openreach	10%

Adjusted EBITDA[a]

BT Global Services	10%
BT Retail	31%
BT Wholesale	19%
Openreach	40%

Capital expenditure[c]
Year ended 31 March

£bn
3.0
2.5
2.0
1.5
1.0
2.6
2.6
2.4
2011
2012
2013

2012	2013
0%	6% ↓

Operating costs[d]
Year ended 31 March

£bn
15.0
13.0
11.0
9.0
7.0
5.0
14.6
13.6
12.5
2011
2012
2013

2012	2013
6% ↓	9% ↓

Adjusted EPS[a]
Year ended 31 March

2013	26.6p
2012	23.7p
Change	12% ↑

Proposed full year dividend
Year ended 31 March

2013	9.5p
2012	8.3p
Change	14% ↑

[a] Items presented as adjusted are stated before specific items. See page 170 for further details.
[b] See definition on page 171.
[c] Excluding purchases of telecommunications licences.
[d] Before depreciation and amortisation and specific items.

Overview 7

Overview

Our progress against our strategic priorities

Driving broadband-based consumer services

We have again grown our market share of broadband, helped by demand for bundled products and BT Infinity, our fibre-based service. We now have around 1.3m retail fibre customers, 19% of our broadband base.

New unlimited broadband offerings, free cloud storage, our SmartTalk app for smartphones and the largest in-country wi-fi network in the world (with over five million hotspots) set us apart from the competition.

TV and broadband are increasingly complementary as viewing becomes more interactive. We have secured some great content for our BT Sport channels including Premier League football, Premiership rugby and women's tennis. We launched YouView from BT and Extra TV (our package of 22 TV channels) and grew our TV customer base by 15%.

BT's retail broadband market share
At 31 March

%
40
35
30
25
20
34%
35%
36%
37%
38%
27%
28%
29%
30%
31%
2009
2010
2011
2012
2013

Market share of broadband lines (DSL+fibre)
Market share of broadband lines (DSL+fibre+cable)

Source: BT and market data

Welcome to
BT SmartTalk
Where are you now?
I'm not at home
I'm at home

Our SmartTalk app lets consumers make phone calls from their smartphone which are billed as if calling from their BT home phone.

Being the 'Brand for Business' for UK SMEs

We want to be the first choice for SMEs for all their fixed and mobile communications and IT needs. We have around 1m customers and a clear leading position in fixed-voice and broadband services. We are seeing good growth in fibre broadband.

We are growing our market share in IT services, have introduced a new range of cloud IT services and acquired Tikit, one of the largest independent suppliers of technology services to legal and accountancy firms.

We grew our mobile customer base and launched a number of new mobile handsets and tablets. We will develop converged fixed and mobile services building on our investment in 4G spectrum to offer customers the best possible connection wherever they are.

Proportion of BT Business revenue from IT services[a]
Year ended 31 March

%
22
20
18
16
14
12
10
2011
2012
2013

[a] Excludes trade sales.

8 Overview

BT Global Services – a global leader

We combine products and services with industry-specific solutions and consulting expertise. We provide services globally and deliver locally in the countries in which our customers operate.

Underlying revenue excluding transit declined by 6% in the year reflecting the tough conditions in Europe and the financial services sector. We have more to do to improve our financial performance and have intensified our efforts to transform our cost base.

BT

The New York Stock Exchange is one of the many organisations that rely on us to deliver critical services.

The wholesaler of choice

We want to be the wholesaler of choice in the UK and international telecoms services markets. We are already Europe's largest wholesaler.

We are supporting the launch of 4G services in the UK by investing in backhaul capacity at key mobile base station sites. Our Ethernet service is available at around 15,000 base stations, making us the market leader. IP Exchange, which simplifies global voice over IP interconnect, saw a 90% increase in minutes carried in the year with revenue exceeding £100m.

BT Wholesale more than doubled its order book compared with the prior year. Both underlying revenue excluding transit and EBITDA saw an improved trend over the year, helped by growth in managed network services.

BT Wholesale order intake
Year ended 31 March

£m
900
720
540
360
180
0
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
2012
2013

We give communications providers access to our platforms, skills and technology, making our investments and economies of scale work for them.

Overview

9

Overview

The best network provider

Fibre is our future. We brought fibre broadband to an additional 120,000 premises on average each week of the year. Our fibre broadband network now passes more than 15m homes and businesses, both in cities and rural areas, and take-up is growing strongly. More than 1.5m now enjoy the benefits of faster speeds.

We added 834,000 users to our broadband network in the year – four out of five broadband users in the UK are now on our network. Despite the challenges of some of the wettest weather on record, we grew the total number of physical lines by 54,000.

Revenue in Openreach decreased by 1% in the year as the impact of regulatory price changes more than offset the growth in fibre broadband and Ethernet.

Total premises passed with fibre
At 31 March
million
16
14
12
10
8
6
4
2
0
2010
2011
2012
2013

openreach
openreach

We recruited around 1,600 engineers into the group to help accelerate our fibre broadband rollout.

A responsible and sustainable business leader

Being a responsible and sustainable business leader is at the heart of our strategy. Beyond driving sustainable practices in our own operations, we recognise the broader value we can deliver to society.

Our Better Future programme is our promise to use the power of communication to improve lives and ways of doing business. This year we set three goals to achieve by the end of 2020 to shape our Better Future vision. They are built on what we do best – bringing together our networks and technology with the expertise of our people to make a better world. Our goals are underpinned by our commitment to run our business with high ethical, environmental and supply chain standards, adding value and saving costs.

This year we have again reduced our energy use. We also helped to raise millions for charity. We made progress against five of our seven sustainability performance indicators but the impact of the poor weather meant that we did not achieve two of them: our customer service and sickness absence targets.

Indicates sustainability material in our report.

Annualised benefits from energy savings[a]
Year ended 31 March
£m
100
80
60
40
20
0
2010
2011
2012
2013

[a] Cumulative from 1 April 2009.

BT
RED NOSE CHALLENGES

We support the Comic Relief and Children in Need telethons, and operate the fee-free MyDonate platform for online donations.

Strategy

In this section we explain our aim and the strategy we are following to achieve it. We set out our business model and the key role that our people play. We describe our assets and resources and how we measure our progress using three key performance indicators. Finally, we describe the principal risks our business faces and what we do to mitigate these.

12	Chief Executive’s introduction

13	Our strategy
	13	Customer service delivery
	13	Cost transformation
	14	Investing for the future

14	Our strategic priorities
	14	Driving broadband-based consumer services
	14	Being the ‘Brand for Business’ for UK SMEs
	15	BT Global Services – a global leader
	15	The wholesaler of choice
	15	The best network provider
	16	A responsible and sustainable business leader

17	Our business model

18	Our people

20	Our assets and resources
	20	Brand and reputation
	20	Networks and platforms
	20	Properties
	21	Innovation
	22	Suppliers

22	How we measure our progress
	22	Adjusted earnings per share
	22	Normalised free cash flow
	22	Customer service improvement

23	Our risks
	23	Principal risks and uncertainties
	23	How we manage risk
	23	Changes over the last year
	24	Our principal risks

12	Strategy

Chief Executive’s introduction

“We have a lot more to do, but we are now a lot better positioned to do it.”

Making a difference

Communications services are increasingly important in today’s world. Our customers rely more and more on our services and our networks whether they are one of the 10m households we serve, our hundreds of wholesale providers, or the largest global businesses. This is a big opportunity for BT; it is also a big responsibility. All of us in BT recognise that what we do as a business makes a real difference to our customers and the societies in which we operate. That is why we are investing in new infrastructure, technology and services. We are proud to make a difference – and I’d like to thank our people for making it happen.

Opportunities across the whole business

At the start of the global economic downturn we made a bold commitment to invest in fibre broadband. That £2.5bn investment programme has already brought fibre within reach of more than half of the UK’s homes and businesses – increasing by more than 100,000 premises per week. Delivery is on budget and 18 months ahead of our schedule. We believe that, together with government support and subject to an acceptable investment environment, we can pass more than 90% of premises with our network in the next three to four years.

We are also investing in the next generation of TV. We will offer a complete package of phone, broadband and TV. We are rolling out new services and providing new channels and on-demand content. The launch of BT Sport this summer will bring real competition to the pay-TV market. Our three channels – BT Sport 1, BT Sport 2 and ESPN – will provide premium sports content including Premier League first picks, exclusive rugby coverage and women’s tennis. By offering BT Sport for free with BT broadband, we are making world-class sport affordable. Superb production facilities, backed up by a team of top sporting and broadcasting talent, promise to make this a great service.

We have also invested in 4G mobile spectrum which will allow us to offer enhanced mobile broadband services to consumers and businesses – helping our customers to stay ‘best connected’ wherever they are. The spectrum allows us to build on our existing strength in wi-fi where usage of our 5m wi-fi hot spots tripled in the year to 13bn minutes.

We are seeing the benefits of our investments in the high-growth regions of Asia Pacific, Latin America, Turkey, the Middle East and Africa – with double-digit growth in revenue across these markets in the year. Our services are helping multinationals expand into these regions, and local companies become better connected internationally. BT Global Services won total orders of £6.3bn in the year despite tough conditions in Europe and the financial services sector.

Customer service

While our global customer service improved during the year, some of the wettest weather on record triggered a surge of faults in our UK network. Despite significantly more resources in our engineering teams, customers sometimes waited longer than they should for repairs and provision.

While such exceptional weather is unlikely again, we’re making investments in customer service to make us more responsive and better equipped to deal with variable weather and increased demand. This will help us get back on track with the improved service levels we delivered in the previous few years.

Overall in the year, we did what we said we would do. We delivered strong financial results, and made substantial investments. BT is a better and stronger company than a year ago.

There’s a lot more to do, and many challenges, but BT’s future has rarely looked so exciting.

Ian Livingston

Chief Executive

9 May 2013

Strategy	13

Our strategy

Our aim is to drive shareholder value by making BT a better business with a better future. This year we made further progress towards this goal, and the investments we are making position us well for the future. Our strategy is delivering results.

We are a leading communications services provider. In the UK, we sell products and services to consumers and small and medium-sized enterprises (SMEs). Around the world, as well as in the UK, we provide managed networked IT services for large multinational corporations, domestic businesses and national and local government organisations. We also sell wholesale telecoms services to communications providers (CPs) in the UK and internationally.

Our strategy is built on Customer service delivery, Cost transformation and Investing for the future.

These are the foundations for making BT a better business. They build on one another. The better we serve our customers, the less time and money we need to spend fixing faults and the things that go wrong. The more we save through transforming our costs, the more we can invest in giving customers what they need now and in the future. By investing in the six strategic priorities shown above we aim to grow the value of our business.

Customer service delivery

We constantly try to improve the service we provide to our customers. In practice that means understanding what they need, making it easy for them to deal with us, keeping our promises, keeping them informed, and acting quickly to fix things if they go wrong.

‘Right First Time’ (RFT) is our key metric for customer service (see page 22). It is simply about getting it right for the customer, first time.

RFT improved each year from 2006/07 to 2011/12 and we made further progress in the first quarter of this financial year. But record rainfall then led to flooding across the UK, causing a higher number of faults in the network. To make sure we fixed these faults as quickly as possible, we had to transfer resources away from provisioning new orders. As a result, customers had to wait longer for those orders, we had more calls from customers than we forecast and it took us longer than normal to answer those calls. We did, however, hire extra engineers to help with repair work and new orders (see page 60) and by February 2013 we had managed to get provision lead times back to the levels we have committed to.

Overall, we did not improve our service as we aimed to this year, and our RFT measure declined by 4%. While we did not achieve our group RFT target, BT Global Services achieved its target helped by an increase in the number of major contract milestones delivered on time and fewer reported customer incidents.

Copper cable theft remains a problem. This year we have worked more closely with the police and government to tackle it. We have set up a nationwide cable alarming system and taken other measures such as forensically marking our cables. Because of this work, we have had 28% fewer customer faults due to cable theft this year, and 50% fewer attacks on our network. A new Scrap Metal Dealers Act should clamp down further on the illegal trade in stolen metal when it comes into effect later this year.

We are improving processes across the business to make sure we keep appointment slots, repair faults more quickly and fulfil new orders faster. We are also working to improve how we interact with our customers through the use of better quality contact information, customer portals and self-service channels that give customers more ways to resolve their problems quickly. We have successfully piloted new voice recognition capabilities to make it easier for customers to get the right help when calling us. We are now rolling this service out more widely.

Improved BT Home Hub diagnostics for our TV and broadband services will locate and resolve faults more quickly with fewer calls and engineering visits. We will also create an integrated customer experience across our consumer channels – voice, social media, email, chat forums and videos.

We encourage our customers to provide us with feedback so that we can serve them better. We believe that the changes we are making will deliver a better customer experience and lead to further cost transformation benefits.

You can read more about customer service delivery across our lines of business in the Performance section on page

Cost transformation

We achieved further efficiency savings across our business. We have cut waste, applied best practice and freed up resources to invest in our future. More and more, we have focused on end-to-end processes that span our whole business. We also started the next phase of our group-wide restructuring programme which will generate further savings and improve customer service.

Specific activities during the year included:

—	reviewing our entire stock and supply chain. This has given us better controls over our stock as well as improving how we distribute and store it
—	improving our process for fixing faults for BT Global Services and BT Wholesale customers. We have upgraded our systems, migrated work to four strategic service centres and made it easier for different teams to work together
—	rationalising our network and IT infrastructure. For example, we closed a major legacy network which served the financial services sector and migrated those customers onto our global MPLS platform, giving them improved service and reliability. We have also put programmes in place to rationalise our legacy UK backhaul and global IP networks
—	combining BT Innovate & Design and BT Operate into our new BT Technology, Service & Operations unit (BT TSO)
—	improving product and software development across all lines of business through better prioritisation, quality and automation of testing

14	Strategy

—	improving the productivity of our field engineers by reducing the number of administrative tasks they have to do
—	reducing our travel and subsistence spend by £14m or 12%. Buying more efficiently and reducing travel by using our own conferencing services has saved us time and money, and reduced carbon emissions.

Overall, we cut operating costs by £1.2bn or 9%, with savings across all our main cost categories. Together with capital expenditure (excluding purchases of telecommunications licences), we have achieved total savings of £4.7bn over the last four years.

We will continue our drive on cost transformation. In 2013/14 we will launch a pan-BT ‘Continuous Improvement Initiative’ to help our people take more responsibility for improving the processes around them. We want to transform the service we deliver, analysing and improving the end-to-end processes that span lines of business, operational platforms and products. This will help us to drive out failures in these processes. We are focusing on seven priority areas, targeting issues including early life failures (those that occur near the start of a new service), repeat visits and how we respond to major incidents.

To find more opportunities to reduce costs and to run our business better we will keep benchmarking ourselves against other large telecoms operators and the best companies in other industries around the world.

You can read about the contributions our lines of business have made to our cost transformation in the Performance section on page

Investing for the future

We are investing in the future of our business to help drive profitable revenue growth and deliver long-term value for our shareholders. The more we can save through our cost transformation activities, the more we can invest in the long-term value of our business without affecting our financial performance in the short-term.

In 2012/13 we made a number of key investments around our six strategic priorities which position us well for the future.

TV and broadband are increasingly complementary as viewing becomes more interactive. We are making significant investments in TV to improve what we offer, rolling out new services and providing new channels and on-demand content.

For SMEs, we have invested in improving our range of IT services and acquired Tikit (one of the largest independent suppliers of technology services to legal and accountancy firms).

We also successfully bid for 4G mobile spectrum which will allow us to offer an enhanced range of converged fixed and mobile broadband services to both consumer and business customers, building on our existing strength in wi-fi.

We continued to invest in our IP Exchange platform to meet the growing demand for IP interconnect services resulting from the massive growth in voice over IP (VoIP) traffic worldwide.

We have made further investments in the high-growth regions of the world. We improved our product portfolio and invested in people and infrastructure in Asia Pacific, Latin America, Turkey, the Middle East and Africa. These investments are helping our multinational customers expand into these regions and support local companies as they grow internationally.

We are supporting the launch of 4G services in the UK by investing in backhaul capacity at key mobile base station sites.

We have invested in expanding our Ethernet portfolio and footprint in response to growing data traffic and demand for higher capacity and greater flexibility in our wholesale customers’ networks.

And we have accelerated our fibre rollout. It should be available to two-thirds of UK homes and businesses during spring 2014, more than 18 months ahead of our original schedule.

We believe our fibre investment will support a more connected society, transforming the way people use the internet, giving them better access to information, education and jobs. We are also investing in products and services that will allow our customers to reduce their own carbon footprints.

You can read about how our lines of business have been investing for the future in the Performance section on page

Our strategic priorities

We made further progress against our six strategic priorities in the year.

You can read more about how our lines of business did in the Performance section on page

Driving broadband-based consumer services

Broadband is now available to virtually all UK homes and businesses and is increasingly at the centre of people’s lives. Our investments in broadband-based services are helping everyone get much more from it.

We differentiate our products from those of competitors by offering the most comprehensive broadband service with a range of packages to choose from. For example, our newly-launched BT Totally Unlimited Broadband lets people download as much as they like with no speed restrictions.

We provide lots of extra features, like our free BT Home Hub, free BT Wi-fi connectivity over the world’s largest in-country wi-fi network and free BT Cloud storage. We offer our broadband service together with voice and TV in competitively-priced bundles. Bundling helps us keep existing customers and attract new ones.

Fibre broadband lets people do even more. BT Infinity sales have accelerated and we are selling faster and higher tier options to existing customers while attracting people away from other providers.

Broadband will increasingly be at the heart of how people watch TV. We are extending our appeal to all segments of the TV market. We have launched YouView from BT to allow customers who currently only take Freeview to try pay-TV. Extra TV, our package of 22 TV channels, targets households currently subscribing to basic pay-TV channels from Sky or Virgin. And we are launching our BT Sport channels this summer, for customers who want a wide choice of premium sports but at much better value than currently available.

Our future plans include:

—	launching BT Sport
—	completing the rollout of Extra TV across our multicast IP network
—	further improving our TV channel line-up and on-demand content
—	encouraging customers to switch to BT Infinity through marketing campaigns, competitive pricing and by offering Extra TV and BT Sport to BT Infinity customers over their broadband connection.

Being the ‘Brand for Business’ for UK SMEs

We want to be the first choice for SMEs for all their fixed and mobile communications and IT needs. We aim to offer a wide range of products and services so they do not have to rely on multiple suppliers.

In fixed communications we face stiff competition in a fragmented market, but we have maintained a clear leading position.

We are still ahead because we consciously build on our advantages: the national coverage of our services and sales teams; the breadth of our portfolio of services; the strength of our sales channels; and our brand. We are looking to improve the products and services we sell (and how we sell them) to defend and grow our position in the market. We are developing new IP-based voice and data products, which will help drive penetration of fibre broadband. We are also improving processes and systems so our people can give our customers a better service.

Strategy	15

In our IT services businesses, our focus is on providing service, rather than hardware alone (which tends to be low margin). Where we can, we will cross-sell our networking and IT solutions. We also encourage customers to take higher-value products and services such as managed hosted data and applications, and cloud services.

Our future plans include:

—	strengthening our product portfolio in unified communications and VoIP so SMEs can make the most of these growing technologies
—	developing our mobile services capabilities, in particular building on our investment in 4G spectrum. We will combine fixed and mobile services to give our customers the best possible connection wherever they are
—	growing our IT services businesses, building on synergies between them to improve their positions in the market.

BT Global Services – a global leader

We are a leader in the worldwide market for managed networked IT services. We are truly global – with one of the largest networks in the world and more than 60% of our people based outside the UK.

Our customers tell us there are a number of things which make us stand out: our global assets, people and technology; industry experience and solutions; our consulting capability; our innovation; and our strength in the UK.

Our future plans are to invest and build on these strengths.

—	We are supporting our multinational customers by investing in high-growth regions
—	We are developing our industry expertise. For example, we will build on years of experience supporting the financial services sector where our award-winning products and services support millions of financial transactions every day
—	We will invest in our BT Advise team of around 4,000 experts who share their knowledge and skills with our customers
—	We will use our strength in the UK, including our fibre broadband network, to keep innovating our products and services. For example, we are improving our conferencing services by using Dolby’s high-definition audio technology.

We will use feedback from our customers to improve our service to them. And we plan to drive down cost and become a more agile and competitive organisation. That way, we will be able to take advantage of opportunities in the managed networked IT services market more quickly.

By building a better business, we will strengthen our position as a global leader.

The wholesaler of choice

We want to be the wholesaler of choice in the UK and international telecoms services markets. We give CPs access to our platforms, skills and technology, making our investments and economies of scale work for them. Our approach promotes competition, gives end-customers more choice, avoids duplicating infrastructure and encourages innovation by helping CPs find new ways to serve their customers.

We are Europe’s largest telecoms wholesaler and BT Global Services sells our wholesale services to more than 1,200 telecoms companies around the world.

Openreach provides local access and backhaul services; its networks are already the most extensive in Great Britain, allowing CPs to provide ADSL broadband to 99% of homes and businesses and fibre broadband to over half.

BT Wholesale aims to meet CPs’ needs where they cannot be met by Openreach’s products alone. This typically involves using our network coverage and scale to provide nationwide voice, broadband and data end-to-end products. We also create managed services which combine those products with third-party components and professional services, using our deep expertise in solution design, build, delivery and operation.

BT Wholesale leads the market in mobile Ethernet backhaul services and in wholesale broadband. Our Wholesale Broadband Connect (WBC) next generation copper broadband product is now in exchanges serving more than 90% of UK premises. More than 70 CPs are now trialling or selling its fibre-based variant.

A key area of investment over the past few years has been IP Exchange which was developed in our Adastral Park research and development centre. IP Exchange provides a common gateway to allow interworking between different CPs’ IP voice, data and multimedia services. This year it handled 7.75bn voice minutes globally.

We expect a variety of issues, such as regulatory charge controls and competitive pressures, to affect our wholesale business in 2013/14. So we are working to identify growth opportunities that will help us offset their impact.

Our future plans include:

—	launching new hosted communications services that will expand our IP voice portfolio and combine it with our data and broadband products
—	extending our broadband, Ethernet and Mobile Ethernet Access Service (MEAS) footprints
—	adding new features to IP Exchange, including the support of video and 4G mobile services, and introducing more global nodes
—	improving our customers’ experience, for example, by introducing a new online portal that will offer better tools for pricing, ordering and support
—	further reducing our cost base
—	increasing the skills and productivity of our people.

The best network provider

Our network in the UK is a critical national asset and we take our guardianship of it seriously. We aim to be the best network provider in the UK by investing in it and by providing the best services over it. We continue to upgrade capacity, offer new services and make it more efficient and reliable.

More than 15m premises can now get our fibre broadband, giving us the largest fibre broadband footprint in the UK. These premises have access to download and upload speeds of up to 80Mbps and 20Mbps respectively using fibre-to-the-cabinet (FTTC), or 330Mbps and 30Mbps using fibre-to-the-premises (FTTP).

We will bring fibre to two-thirds of UK premises during spring 2014. With EU, national and regional government funding, we believe we can bring fibre to more than 90% of UK premises in the next three to four years.

We are rolling out national Ethernet products, with a wide range of ways to connect to our network. These include high bandwidth Ethernet fibre connections, cost-effective Ethernet bonded copper solutions (Ethernet in the First Mile) and more recently, Ethernet over our fibre broadband network. High levels of service availability and flexibility, combined with nationwide coverage, make our Ethernet services an attractive choice for customers.

Our future plans include:

—	making FTTP available throughout the fibre broadband footprint with our FTTP-on-Demand service. We launched this service in April 2013 in a subset of our footprint
—	increasing FTTC speeds above 80Mbps using vectoring, a technology we will be trialling further during 2013/14

16	Strategy

—	further increasing FTTP speeds – building on trials conducted in 2012/13
—	extending the choices available to CPs for the delivery of fibre broadband. We plan to introduce a new option in 2013/14 that will allow CPs to use their own modem rather than an Openreach one
—	assessing the longer-term opportunities for wider and deeper fibre deployment in the access network
—	extending our Ethernet footprint
—	upgrading our core network with the latest generation of high-speed optical equipment that provides multiple 100Gbps connections.

A responsible and sustainable business leader

Our aim is to create a better future by generating value for our business and our stakeholders. Doing this in a responsible and sustainable way contributes to this aim. Our customers want to buy services from a company they can trust to act responsibly and sustainably. This year corporate and government customers asked us about our sustainability credentials in over £2.8bn worth of contracts that we bid for.

During the year we set ourselves three stretching goals to achieve by the end of 2020. They will help us make a major contribution to both society and the environment.

The Committee for Sustainable and Responsible Business oversees our corporate responsibility, environment and community activities, and our Better Future programme. It is supported by our Sustainable Business Leadership team which comprises senior executives from across our business units and is charged with delivering our programme and embedding it throughout the group.

You can read more in the Report of the Committee for Sustainable and Responsible Business on page

Each year we use a materiality process to work out the social and environmental issues that are important to our stakeholders and relevant to our business. It helps us focus on the right things. We measure and report our progress against seven non-financial performance indicators which reflect these issues. They are summarised on page 61.

To find out more, take a look at our Better Future report at www.bt.com/betterfuture

Better business

Our stakeholders expect us to invest in our networks, community and people and to run our business with high ethical, environmental and supply chain standards. You will see from much of what we describe elsewhere in our report, that it is our people and values that help us achieve this.

Working ethically is not just the right thing to do, it is also important to regulators and customers. Our statement of business practice, ‘The Way We Work’ (www.bt.com/twww), is available in several languages. We are currently revising it to provide more guidance and examples. We also have a number of ethical policies including ‘Anti-Corruption and Bribery’, ‘Gifts and Hospitality’ and ‘Charitable Donations and Sponsorship’.

We encourage our people to get involved in their local communities and we run a volunteering programme to help them do so. In 2012/13 our people volunteered 43,600 days, worth an estimated £13m to those communities. Overall we invested £27m in responsible and sustainable business activities this year, meeting our target to invest at least 1% of our prior year’s adjusted profit before taxation.

Our payroll giving scheme has over 11,000 BT members and donated to more than 2,000 charities in 2011/12. Payroll donations from the UK, Ireland and the United States, rose to £2.9m, which was supported by an additional £1m contribution by BT.

Creating a better future

Our society faces the challenge of living within immediate financial constraints and the planet’s ever-tighter resources.

Communication technology has a significant role to play in helping businesses and people do this. It helps them swap physical products with their virtual, streamed or digital equivalents. It helps avoid travel. And it provides solutions that help businesses manage their resources as efficiently as possible.

It also has the power to make a difference to people’s lives; giving them better access to information, education and jobs and helping them work together. Our people, networks and technology can make these connections happen.

Connected Society

We aim to help improve society through the power of digital connections.

We want everyone to be part of a connected society. By the end of 2012/13 over half the people in the UK could access fibre-based products and services. Our goal is for more than nine out of ten people to have access by the end of 2020. We now believe that we can achieve this much sooner.

For years, our digital inclusion programmes have helped people overcome any fears of moving online. Our Get IT Together campaign helps people in the UK discover the digital world with the help of a friend or family member. Our Including You website offers help and support to customers with impairments, helping them and their carers get more out of our products and services.

Read more www.bt.com/ngb www.bt.com/getittogether www.bt.com/includingyou

Strategy	17

Net Good

Our vision is to help society live within the constraints of our planet’s resources through our products and people.

Our 2020 goal is to help our customers reduce carbon emissions by at least three times the end-to-end carbon impact of our business.

We have calculated our end-to-end impact as 5.0 megatonnes (Mt) of CO2 equivalent (CO2 e) emissions. This is made up of 3.2Mt (64%) from our supply chain, 0.4Mt (8%) from our operations and 1.4Mt (28%) from the BT products used by our customers.

Today, we estimate that customers using our products and services avoid generating at least 5.0Mt of carbon emissions – through travelling less, for example. This is equivalent to our current business impact. We plan to achieve our 2020 goal by growing our product portfolio in this area whilst cutting our end-to-end emissions.

This year, we set up the Better Future Supplier Forum (www.bt.com/betterfuturesupplierforum) to encourage our suppliers to develop products and propositions more sustainably.

BT TSO is responsible for managing our energy consumption and direct carbon emissions – see page 35. We have signed contracts delivering 100% renewable electricity in the UK and Spain. We have met our target to reduce our UK emissions by 80% from our 1996/97 base year, three years early.

Improving Lives

We believe our people and products can help improve the lives of hundreds of millions of people around the world. Our 2020 goal is to use our skills and technology to help generate more than £1bn for good causes. In 2012/13 we helped raise £59m.

We have a long history of working with amazing causes to improve lives. We have supported ChildLine for more than 25 years. Our technology and people are the backbone of telethons such as the annual Children in Need appeal and UNICEF’s Soccer Aid.

Last year, supporting our £1bn goal, our people helped raise £25m across our MyDonate telethon platform for our charity partners including Comic Relief and Children in Need. We have been working with Comic Relief since the charity was formed in 1985 and this year we managed 458,000 incoming donation calls and co-ordinated more than 10,000 volunteers across 147 UK call centres, including around 1,000 BT volunteers in seven BT call centres.

Our MyDonate website is changing the way people give to charity online. We are helping UK charities and their supporters to fundraise online free of charge, with every penny donated going to their cause. This year 3,600 charities used it to raise funds.

Read more www.bt.com/mydonate www.rednoseday.com/partners/bt

Our business model

We have a sustainable business model which supports our aim to deliver value to shareholders and customers. It is built around our strategy of Customer service delivery, Cost transformation and Investing for the future.

We make money by selling our services in the UK and around the world through our customer-facing lines of business. These services often use the same underlying networks, platforms and people. The communications market is very competitive, particularly in the UK. We never forget that customers have a choice.

We sell our services through a range of channels including online, contact centres and desk or field-based account managers. Our revenue is largely subscription or contract based. People, households and SMEs pay for standalone or bundled services monthly, quarterly or annually (typically on 12-24 month contracts). Large corporate and public sector customers typically buy managed networked IT services, usually on contracts spanning several years. Contract durations with our wholesale customers range from just one month for regulated products, to five years or more for major managed services deals.

What sets us apart

We have a unique combination of people, brand, networks and technology. And we have the financial strength to make long-term investments in the future of our business.

A committed, skilled and engaged group of employees is key to our business. We have launched a new long-term initiative to make our people feel more empowered, invest in their skills and capabilities and improve our ways of working.

Our assets and resources that help us to deliver our strategy are described on page 20. As well as our brand and networks they include the innovation activities we undertake to maintain our technology advantage. They also include our platforms, our properties and suppliers.

18	Strategy

Delivering value

Combining the things that set us apart with our products and our customer service delivers value to our customers.

Improving our customer service helps our customers but also allows us to cut the cost of serving them. By reducing the number of times things go wrong, we spend less time and money putting things right. This reinforces our financial strength and helps us to invest in the things that set us apart. A virtuous circle.

That is why the three foundations of our strategy – Customer service delivery, Cost transformation and Investing for the future – are at the heart of the way we run our business.

The cash that we generate from our customers and cost transformation helps us reward our shareholders. And it means we can fulfil our financial obligations to our people and the pension scheme, and to our lenders and suppliers.

What we do matters. We make connections, create possibilities and deliver value. And we give back to the communities we work in.

We measure how we are doing using three Key Performance Indicators (KPIs): adjusted earnings per share; normalised free cash flow; and customer service improvement (see page 4).

We believe our business model is sustainable

We are confident our business model is sustainable and that we will be able to deliver value in the long-term.

Our Enterprise Risk Management framework (see page 23) helps us to mitigate the challenges that we face, based on our view of the markets in which we operate. Our knowledge of market trends is maintained through dedicated ‘insight’ teams. Governance committees make sure that the investments we make are appropriate and will deliver products and services that are attractive to customers.

We see more and more demand for our products and services because they play such an integral role in modern life. Customers rely on us. They trust us with their confidential information and their businesses. We take this responsibility seriously.

Our people

Every day our people touch the lives of millions, helping them communicate, do business and be entertained and informed. We are investing not only in our future but more than ever in our people.

At 31 March 2013, we had 87,900 full-time equivalent employees of which 73,200 were based in the UK.

Building our strengths and capabilities

We are introducing new ways of working that will equip and empower our people to continuously improve their work and better serve our customers. We are setting up a BT Academy to be the vehicle for delivering world-class leadership and critical skills development, as well as being an enabler of cultural change. It will allow us to quickly share the ‘BT way’ which are the methods based on BT at its best.

In Openreach we invested in tools and improved the skills of more than 11,000 engineers, delivering more than 200,000 hours of classroom or simulated workplace training.

We have particularly focused on training to support the planning and rollout of our fibre network across the UK. This investment in skills and capabilities will help our people do things better every day – to meet our performance targets and improve quality and customer service.

Engagement

Our employee engagement index is one of the seven performance indicators that we use to measure how we are doing as a responsible and sustainable business leader (see page 61). It is based on a five point scale and measured 3.69, a small improvement on our score last year. We will continue our wide-ranging programme of activities to support and involve our people and aim to further improve engagement in the coming years.

	2012/13	2011/12	2010/11
Employee engagement index	3.69	3.68	3.61

Our communication with BT people is based on two-way conversation. Proper dialogue helps us keep them engaged about where we are heading as a business, and makes it easier to track their feedback.

We keep our people informed about company results, major business decisions and other things that affect them. We use a variety of print and digital communication channels to do this. We give our people plenty of chances for direct discussion with leaders, so they can ask questions that matter to them. These are either online chats, ‘town hall’ meetings or round-table events.

We also carry out surveys to ask our people for their opinion. These help us measure how engaged they are overall, so we can spot issues that we need to look into. In April 2013 we updated our company values to better reflect the type of company our people think we are and should be.

We have a record of stable industrial relations and constructive relationships with the recognised unions in the UK and with works councils elsewhere in Europe. In the UK, we recognise two main trade unions – the Communication Workers Union (CWU), which represents people in engineering, administrative and clerical positions, and Prospect, which represents managerial and professional employees. We also deal with unions around the world and operate a pan-European works council, the BT European Consultative Committee.

Talent and diversity

We gain significant advantage by spotting and developing our own talent as well as bringing in the best skills from outside.

We offer employees who show significant potential a range of support mechanisms and development opportunities. These include access to senior leaders, talent events designed to build knowledge, visibility and networks, and support from Human Resources in creating tailored development plans.

Our customer and supplier base is incredibly diverse and our diverse mix of employees helps us to understand their needs. We demonstrate our commitment to equality from board-level down: 30% of our Board is female, exceeding our aim of at least 25%. We were ranked in The Times Top 50 Employers for Women but recognise we need to do more to increase the proportion of our people that are female, particularly in senior executive roles.

Strategy	19

Safety and wellbeing

We aim to improve the overall wellbeing of the company by providing information, guidance and instruction to make sure our people are protected and work together to protect others. We provide safe systems of work, equipment, support services and access to specialist advice, all of which allow our people to understand the way in which they need to work and any risks associated with their activities.

Through our wellbeing framework, we create workplaces which support our employees and where we can each contribute to the health of our business, and of society as a whole.

This year, we continued to partner with Business in the Community (BITC) to develop our wellbeing framework and in April 2013 we were ranked as a top five company by BITC for public reporting of employee engagement and wellbeing. Through this initiative we aim to remain at the forefront of good people management.

We track our performance in lots of different ways. But our sickness absence rate (SAR) is a key measure. In 2012/13 we missed our target to cut our SAR to 2.05% after some of our people experienced more strain caused in part by the bad weather. Our sick pay costs were £84.6m in the year.

Sickness absence rate (SARa)

	2012/13	2011/12	2010/11
Sickness absence rate	2.29%	2.16%	2.41%
Sick pay costs	£84.6m	£80.0m	£90.1m
[a]	SAR is a 12-month rolling average of the percentage of calendar days lost.

Recruitment and flexibility

As our markets and environment change, the skills we need change too. If we no longer need a particular skill or role, our transition centre helps people learn new things and look for alternative roles in the business. Since April 2006, more than 21,000 BT people have gone through the centre.

This year we recruited around 1,600 engineers to help with our accelerated fibre rollout and to improve customer service. We have created new roles by bringing work into BT which we used to outsource. This year we brought around 4,000 roles back into the business.

We have also created our own recruitment team, which advertises vacancies and deploys people across the business.

We want to foster a culture where everyone can do well. So we work with agencies to help recruit people with disabilities. And we cover the cost of rehabilitation and retention services to help our people stay with us when their circumstances change. We supported nearly 1,000 existing employees with disabilities through our Enable programme, which provides specialist advice with tailored adjustments to keep people in productive work.

Apprentices are a core part of our recruitment strategy. They bring new skills and innovation to the business and help shape the future workforce of the company. Through the apprenticeship scheme young people are able to join career paths that can, and often do, lead to senior management roles within the company. Our apprentices regularly receive external recognition. This year three of our apprentices won regional apprentice of the year with the National Apprenticeship Service and we also had two national winners in the STEMNET and ITP awards.

Pay and benefits

We pay our people competitively. We compare salaries with other companies in the markets we work in, so we know we pay fairly too.

Engineers and support people get paid in the same way across-the-board. Managers’ pay and bonuses are linked to how we are performing as a business and how they contribute to that personally.

We offer our most senior managers long-term incentives. This approach strengthens further the alignment of rewards for executives with the creation of shareholder value. The amount we pay out in these plans depends on our corporate performance over a three-year period. In accordance with our regulatory obligations, there are different arrangements for the most senior managers in Openreach whose incentives are tied to the business performance of Openreach rather than the wider BT Group.

We operate savings-related share option plans (saveshare) in over 25 countries. Around 60% of our people take part in one or more of these. This year around 20,000 of our people benefited from saveshare receiving, on average, BT shares worth over £12,000, a gain of around £8,400. Over the next two years, around 34,500 of our people could each receive shares worth over £28,000 on average (based on the share price as at 31 March 2013).

We also provide pension and retirement benefits as well as statutory retirement arrangements.

You can find details of the BT Pension Scheme on page

Volunteering

The BT Volunteering Programme is recognised for its range and diversity and in 2012 received a Big Society Award from the Prime Minister. All our people can volunteer and in the year BT people volunteered 43,600 days in work time to activities like digital inclusion and helping the vulnerable get online.

The programme includes a number of projects which help us apply our skills and services to support communities and it also encourages people to choose activities they are passionate about. For example, more than 800 employees serve their communities as school governors, more than 150 as military reservists, more than 70 as special constables, and more than 1,000 as youth leaders.

20	Strategy

Our assets and resources

These are what we need to help us deliver our strategy. Many of them set us apart from our competitors and give us an advantage in our markets.

Brand and reputation

The BT brand is an important business asset. Superbrands, a respected assessment of brand strength, ranked BT as the UK’s 62nd strongest Consumer Superbrand in 2013 (up more than 100 places from 2012) and the 12th strongest Business Superbrand (17th in 2012). In both cases, we came top in our category.

Our partnership with London 2012 strengthened our brand. As a sponsorship programme, we benefited in a number of ways. First, the Games network we built showcased our expertise on the world’s biggest stage and was vital to the success of the event.

Second, our communications services for the Games showed the world what we do in the UK every day, helping to bring people together to share in occasions big and small.

Third, our sponsorship – and in particular our work with the British Paralympic Association – demonstrated our belief in the power of communication to make a better world.

Independent research by Nielsen (London 2012’s official market research provider) showed that we were the domestic sponsor most associated with the Games and the single sponsor most recognised for providing expertise and services to support the event.

Our own research showed that consumers and BT people valued our brand more because of our involvement. In September 2012 more than 70% of our people said that the London 2012 sponsorship made them proud to work for BT.

Our brand health research shows an increase in emotional engagement with the BT brand amongst consumers and SMEs in the year. Brand engagement amongst large corporate and public sector customers also improved, driven by a particularly strong performance in non-UK markets.

Some of the highest scores in our surveys indicate that our brand strengths are around being trusted and liked, and being seen as relevant and innovative.

Networks and platforms

Networks

Our networks are the foundation of the products and services our customers rely on around the world. We have domestic network assets, which provide in-country services, and global assets, which provide international services.

Our largest assets are in the UK where we offer the widest range of network services, access technologies and coverage. Our UK fixed-line network is one of our most valuable assets and our fibre broadband investment is key to sustaining its value for the UK.

We are growing our Ethernet footprint in response to strong demand and growing data traffic. We have around 1,170 Ethernet fibre nodes located across the UK with BT Wholesale increasing the number of Ethernet circuits installed in the year by 63%. The total number of Ethernet circuits provided by Openreach increased by 15%, with growth strongest at speeds of 1Gbps and above. We also deployed the world’s largest high-density wi-fi service at the London 2012 Olympic Park and installed more than 1,500 wireless access points across all of the Olympic venues.

We also have deep in-country networks in Germany, Italy, the Netherlands, the Republic of Ireland and Spain. In Latin America we operate networks in Argentina, Brazil, Colombia and Mexico.

Our major global asset is our MPLS platform, which is designed to carry different network services over one common infrastructure. This lowers costs and reduces the time to offer new services.

From this platform we offer our two most popular virtual private network (VPN) services: IP Connect and Ethernet Connect. IP Connect is available in more than 170 countries. This year we invested in 10 new IP Connect points of presence (POPs), six new Ethernet access countries and five new network-to-network interfaces. Ethernet Connect has grown substantially in the last year. We invested in 10 new Ethernet Connect POPs, and the service is now available in 43 countries.

Our internet platform is available in 38 countries. We have also invested in six new gateways from our internet platform to IP Connect, increasing coverage and reducing the cost of internet access.

We have a large broadband satellite network as shown on the map on page 21.

We are expanding our UK and global IP Exchange service (GIPX). We have more than 150 customers in the UK alone on this product and we have plans in place to add new features to support services such as HD voice and video calling.

This year we:

—	expanded further in the high-growth regions of Asia Pacific, Latin America, Turkey, the Middle East and Africa
—	upgraded capacity in Europe and around the world
—	simplified our networks – closing some legacy services and migrating customers onto newer and better services, and lowering our costs
—	upgraded our European fibre backbone that is the foundation of our services in nine European countries and 77 cities
—	invested in a new fibre backbone in South Africa.

To make sure their own networks are performing at their best, customers can use our BT Connect Applications portfolio. This is available globally and can be used to accelerate, optimise and monitor traffic across their networks.

Platforms

Our platforms are the processes and technology that deliver our network products and services. They are critical to running our business.

For example, our service management platform comprises our service delivery and workflow management processes. It lets us co-ordinate everything we need to do to give our customers their service. It also keeps our customers updated on the progress of their orders.

Our billing and payments platform is made up of the systems and processes that work out charges, produce bills and collect payments from our customers.

The number of platforms we own has grown over time as we have bought companies, won outsourced contracts and brought in new technologies. We continue to improve our platforms. We modernise and rationalise them, make them simpler, more reliable and more flexible and make them cheaper to run.

While our UK data centre and IT infrastructure grew in the year, we spent 8% less on associated energy costs. We have programmes in place to help us cut our IT energy use over the coming years including using fewer IT applications.

Properties

At 31 March 2013 we occupied around 6,400 properties in the UK and around 1,750 in the rest of the world. Most of our UK properties are owned by – and leased from – Telereal Trillium, part of the William Pears Group.

Of our UK properties, around 90% are operational telephone exchanges housing telecoms equipment. Our general purpose properties are mainly offices, engineering depots and data centres. Outside the UK, around 90% of our properties are operational sites housing data hosting and telecoms equipment.

Strategy	21

As part of our cost transformation, we continued to consolidate office space and dispose of redundant premises. This property rationalisation will continue under our restructuring programme.

Innovation

We have to create propositions that our customers find attractive and want to buy. Innovation, supported by our global research and development, has therefore always been at the core of our business.

Our open innovation model gives us access to thinking from outside BT, from small, start-up companies to some of the best universities around the world. We have teams working with customers, partners and universities in the US, Asia, Europe and the Middle East. They help us to maintain our view of global developments in new technologies, business propositions and market trends. This year we opened a new research laboratory with Tsinghua University in China.

In 2012/13 we filed patent applications for 69 inventions. We routinely seek patent protection in different countries and at 31 March 2013 we had a worldwide portfolio of more than 4,400a patents and applications. We support the UK Government’s new Patent Box initiative that recognises those companies investing in UK research, patents and innovation. This initiative could provide tax relief on profits from certain BT products which are based on our patented inventions.

This year we invested £544m (2011/12: £560m) in research and development to cultivate innovation. Our research, development and testing is done at global development centres located in the UK, US and Asia, and is headquartered at Adastral Park in the UK. These centres help us draw together complementary skills and resources more easily (both our own and third-party). They reduce turnaround time, ensure tighter feedback loops and help us get products and services into the market sooner.

[a]	On average, we file with four member states of The Patent Cooperation Treaty and three member states of the European Patent Convention.

This year we opened a new development centre in Kuala Lumpur, Malaysia, and recently opened a new building for our centre in Bangalore, India. These complement our existing centres in Belfast, Glasgow, Cardiff, Adastral Park and Dallas and give us local technical expertise and spread our development more evenly around the world.

Our people help us innovate and improve our service to customers. This year our award-winning internal New Ideas Scheme received more than 1,000 submissions to improve service, generate revenue or reduce costs. Our My Customer Challenge Cup competition encourages our people to identify areas where customer service is not as good as it should be, and work together to make improvements.

Our customers also play a part. We run innovation showcases allowing them to discuss applications and solutions with our experts. In turn, we get to hear firsthand what they need.

This year, our research and development focused on:

—	improving broadband coverage. We have field-tested broadband amplifiers and regenerators to extend the reach of our ADSL2+ and fibre services. We have also trialled ‘TV white space’ radio technology to connect remote communities cost-effectively
—	improving broadband speed. We have been trialling new techniques such as vectoring on FTTC lines (a solution which improves speed and stability by reducing interference) and bonding. We have been researching solutions for delivering ultra high-speed broadband (up to 1Gbps) over the final copper drop. And we have trialled the world’s first 10Gbps XGPON technology to a customer over a fibre network

22	Strategy

—	transforming our costs. We have built tools to help us speed up network design, use equipment in the best possible way and minimise the cost of build. We are using them to design our FTTP network and support the sale of Ethernet products. We also used them to speed up the design of the London 2012 venue networks
—	improving video delivery. We have changed the way we deliver TV content. This means we avoid having to duplicate TV content streams over our network, so we will be able to cut costs and give our customers more channels.

Suppliers

Our suppliers from across the world play a vital role in helping us to provide our products and services and deliver our strategy. We work with around 17,400 suppliers, spending approximately £9.7bn a year with them. The top 100 account for around 62% of our annual spend.

The number of suppliers we use is broadly the same as last year. However, the mix of suppliers is constantly evolving as we look to benefit from new and improved products and services.

Our approach to procurement

We want to get the most from our suppliers – especially from their diversity, skills and innovation. As part of our cost transformation programme we have concentrated on generating the best value from our largest suppliers. A category approach for the majority of other spend, using competition and supplier negotiations, has achieved cost savings.

We also have a programme looking at our smaller suppliers. This seeks to make sure we get the most from them and that we are not taking on suppliers we do not need.

We have a team of around 300 procurement people in 27 countries working with suppliers on this strategy.

Supplier selection

It is important to us that we know who we are doing business with and who is acting on our behalf. So we choose suppliers using an established set of principles that makes sure both we and the supplier act ethically and responsibly.

We check that the goods and services we buy are made, delivered and disposed of in a socially and environmentally responsible way, by measuring factors such as energy use, environmental impact and labour standards.

You can find out more at www.selling2bt.bt.com

Supply chain human rights

We want our suppliers’ employees to experience workplace conditions that meet the standards we have developed. We send our suppliers an ethical standards questionnaire and follow up with any suppliers identified as high or medium risk. This year we again met our target to achieve 100% follow-up within three months.

Payment of suppliers

This year the average number of days between invoice date and supplier payment was 60 days (2011/12: 61 days).

In the UK we have a financing scheme that offers contracted suppliers the chance to be paid early. This can be particularly attractive for SMEs. We also follow the Better Payment Practice Code.

You can find out more about the Better Payment Practice Code at www.payontime.co.uk

How we measure our progress

We have three key performance indicators: adjusted earnings per share, normalised free cash flow and customer service improvement.

Adjusted earnings per share

This is the adjusted profit after taxation attributable to our shareholders divided by the weighted average number of shares in issue. As it excludes the impact of specific items it provides a measure of our financial performance in a consistent manner over time.

Read more about adjusted earnings per share on page

Normalised free cash flow

Free cash flow represents the cash we generate from operations after capital expenditure and finance costs. It shows what cash is available to invest in the business, repay debt, support the pension scheme and pay dividends.

Our key free cash flow measure changed from adjusted free cash flow to normalised free cash flow in 2012/13 following the £2.0bn lump sum pension deficit payment made in March 2012. The £520m tax credit relating to the deficit payment would have distorted our cash flow in 2012/13, as would the £202m payment for the 4G spectrum licence.

Normalised free cash flow is therefore before the impact of specific items, purchases of telecommunications licences, pension deficit payments and the tax benefit from pension deficit payments.

Read more about normalised free cash flow on page

Customer service improvement

Our strategy starts with customer service. ‘Right First Time’ is our key measure and tracks how often we keep the promises we make to our customers. As well as improving service, keeping our promises means there is less work to put things right and so reduces our costs.

Read more about customer service improvement on page

Strategy	23

Our risks

Like all businesses, we are affected by a number of risks and uncertainties. These may be impacted by internal and external factors, some of which we cannot control. Many of our risks are akin to those felt by similar companies in terms of scale and operation.

Principal risks and uncertainties

This section sets out the principal risks and uncertainties affecting us, but it is not exhaustive. These risks have the potential to impact our business, revenue, profits, assets, liquidity or capital resources.

As in the prior year, the uncertainties in the global economy and credit markets continue to present challenges, both to our business and to others. These challenges drive a number of the risks that we face and we focus our efforts on predicting and mitigating them. The principal risks we described last year have evolved, and so has our response to them.

Our Enterprise Risk Management framework provides reasonable (but cannot give absolute) assurance that significant risks are identified and addressed. There may be risks which are unknown or which are presently judged not to be significant but later prove to be significant.

In our principal risks section below, we explain what we are doing to prevent our main risks materialising, or to limit their impact.

Our principal risks and uncertainties should be considered in conjunction with the risk management process, the forward-looking statements for this document, and the cautionary statement regarding forward-looking statements.

You can read the cautionary statement regarding forward-looking statements on page

How we manage risk

We need to manage risk so we can meet our objectives, build shareholder value and promote our stakeholders’ interests. We have a group-wide risk management process. It has four stages which are summarised below.

Changes over the last year

Last year we improved the way we manage risk through better reporting, evaluation and training. This year we have further developed our approach including:

—	Scenario planning and ‘war gaming’. We have already used these techniques to good effect in understanding traditional physical business continuity threats. This year we have also applied them to some of the risks we highlight below
—	Assurance. Our line of business and service unit audit & risk committees have extended their focus on risk management across their business units. Their advice, analysis and reviews have helped us get better at dealing with risks inside our business
—	Guidance and toolkit refresh. We have updated our risk management policy and guidance. We have also added to the toolkit that our risk management specialists (and the wider business) use to put our risk management process into action.

24	Strategy

Our principal risks

Security and resilience

In keeping with other organisations that process and store data, we have a responsibility to many millions of customers, both business and consumer, to safeguard their electronic information and to maintain the continuity of services. This requires the highest levels of operational security and resilience, which can be threatened at any time by incidents such as malicious cyber-attacks, theft of copper cable and equipment, vandalism, sabotage, extreme weather, component overload, loss of power and human error. The volume of traffic through our systems and networks is increasing, and customer tolerance of interruptions reduces as the world becomes ever more dependent on information technology.

Changes over the last year

Concerted efforts to deter cable theft, supported by legislative changes and the well publicised arrest and prosecution of thieves, are beginning to reduce the number of service interruptions in the network. Theft of equipment from our premises has also fallen significantly. However, we are detecting more cyber-attacks aimed at stealing data or disrupting our own and our customers’ websites.

We have strengthened our defences against these cyber-attacks and now routinely cope with attacks that a few years ago would have caused considerable risk of data loss. Our segregation and encryption of data has increased. In further recognition of the importance of people and behaviours in managing this risk, a campaign to raise staff and supplier awareness of cyber threats is proceeding in response to the increasing sophistication of attacks. We have also refreshed our data protection governance with the appointment of a Chief Privacy Officer.

We are upgrading much of our equipment to improve reliability, increase capacity and reduce energy consumption. Severe flooding across the UK in the year caused several service outages that demanded urgent action and resources to be diverted.

Impact

A breach of our security, or compromise of data and/or resilience affecting our operations, or those of our customers, could lead to an extended interruption to network services or even affect national infrastructure. Such failure may lead to a loss of customer confidence, termination of contracts, loss of revenue, and reduced cash generation through penalties and unplanned costs of restoration and improvement. Additional reputational damage and financial loss may arise from a legal or contractual failing such as breaching data protection or handling requirements. Failure or interruption of data transfer could also have a significant adverse effect on our business.

Risk mitigation

Our strategy for resilience is to combine formal business continuity planning with well-tested, rapid and flexible responses. We have a rolling programme of major incident simulations to test and refine our crisis management procedures. Our security defences range from physical protection of our assets, access controls, real-time analysis and sharing of intelligence, and continuous monitoring for intrusion and anomalies, through to rapid modification of firewalls and automated blocking of malicious data traffic. Together, these measures increase the likelihood that any potential incidents can be contained and dealt with as quickly as possible.

Major contracts

We have a number of complex and high-value national and multinational contracts with certain customers. The revenue arising from, and the profitability of these contracts are subject to a number of factors including: variation in cost; achievement of cost reductions anticipated in the contract pricing, both in terms of scale and time; delays in the delivery or achievement of agreed milestones owing to factors either within or outside of our control; changes in customers’ requirements, budgets, strategies or businesses; and the performance of our suppliers. Any of these factors could make a contract less profitable or even loss-making.

The degree of risk generally varies in proportion to the scope and life of the contract and is typically higher in the early stages of the contract. Some customer contracts require investment in the early stages, which is expected to be recovered over the life of the contract. Major contracts often involve the implementation of new systems and communications networks, transformation of legacy networks and the development of new technologies. The recoverability of these upfront costs may be impacted by delays or failure to meet milestones. Substantial performance risk exists in these contracts.

Changes over the last year

The difficult economic and market conditions, particularly in Europe, have increased financial and operational pressures on our customers and have made the environment even more competitive. With our investment and expansion into high-growth regions, the landscape of our risks and opportunities naturally changes as we must deal with rapidly evolving geo-political risks and different trading environments and business practices. Our control and governance framework has been extended to include contracts between BT and UK local authorities seeking to extend the reach of fibre broadband in their regions.

For larger contracts, we have recently expanded the scope of independent reviews to critical stages of the contract lifecycle to help identify any key issues, risks and actions which need to be monitored.

Impact

Failure to manage and meet our commitments under these contracts, as well as changes in customers’ requirements, budgets, strategies or businesses, may lead to a reduction in our expected future revenue, profitability and cash generation. Unexpectedly high costs associated with the delivery of contracts could also negatively impact profitability. We may lose revenue due to the merger or acquisition of customers, business failure or contract termination and contracts may become loss-making. Failure to replace the revenue and earnings lost from such customers could lead to an overall reduction in group revenue, profitability and cash flow.

Risk mitigation

We have in place business processes that support each stage of a major contract’s lifecycle: bid; in-life; renewal; and termination. Our programme of in-life reviews is designed to validate financial and non-financial controls over delivery of the contract. It incorporates tiered levels of defined reviews according to the scale and complexity of the contract. Controls are applied and regularly monitored across our major contracts. All our major contracts are subject to regular management review and many are subject to independent review (both internal and external) as part of that governance. Our independent review programme helps us apply lessons learned and to promote best practice through the business.

Strategy	25

Pensions

We have a significant funding obligation in relation to our defined benefit pension schemes. Low investment returns, high inflation, longer life expectancy and regulatory changes may result in the cost of funding BT’s main defined benefit pension scheme, the BT Pension Scheme (BTPS), becoming a significant burden on our financial resources.

Changes over the last year

Following the conclusion of the 30 June 2011 triennial funding valuation of the BTPS in May 2012, the valuation documentation was submitted to the Pensions Regulator for their review. The final Court decision in the Crown Guarantee case, after any appeals, will give greater clarity as to the extent to which the liabilities of the BTPS are covered by a Crown Guarantee. This will inform the Pensions Regulator’s next steps with regard to the valuation of the Scheme. Accordingly, as matters stand, it is uncertain as to when they will conclude their review.

Government bond yields have fallen since the valuation at 30 June 2011, with real yields being negative at times. This has been caused by a number of factors, including the Bank of England’s Quantitative Easing programme. If the fall in yields is maintained and reflected in the next funding valuation, due as at 30 June 2014, this would increase the value of the BTPS liabilities.

The European Commission is reviewing the current Directive for pensions and we responded to a relevant consultation during the year. The Commission’s aim is to issue new draft legislation in summer 2013. Depending on its scope, there is potential for any legislative change to have an impact on BT’s funding liabilities in the future. We will continue to monitor developments in this area.

Impact

An increase in the pension deficit and associated funding requirements may have an impact on the level of deficit payments we are required to make into the scheme. Indirectly it may also have an adverse impact on our share price and credit rating. Any deterioration in our credit rating would increase our cost of borrowing and may limit the availability or flexibility of future funding, thereby affecting our ability to invest, pay dividends or repay debt as it matures.

Risk mitigation

The investment performance and liability experience, as well as the associated risks and any mitigation, are regularly reviewed and monitored by both us and the BTPS Trustee.

The BTPS has a well-diversified investment strategy, which reduces the risk of adverse movements in the value of individual asset classes and helps ensure that an efficient balance of risk and return is maintained.

Our financial strength and cash generation provide a level of protection that enables variations in the funding position of the BTPS to be managed without having a material impact on the ongoing performance of our business.

Growth in a competitive market

We operate in markets which are characterised by: high levels of change; strong competition; declining prices; technology substitution; market and service convergence; customer churn; declining revenues; new competitors; and regulatory intervention to promote competition and reduce wholesale prices.

A significant proportion of our revenue and profit is generated in the UK where the overall telecoms market has been in decline in real terms, despite strong volume growth in new services. Revenue from our calls and lines services to consumers and businesses has historically been in decline but new broadband and connectivity markets are growing. Our ability to deliver profitable revenue growth in a responsible and sustainable manner depends on us delivering on our strategic priorities (see page 14).

Changes over the last year

The level of risk facing our business increased as the economic situation in the UK and other key markets deteriorated in the year. Depressed business activity together with lower disposable incomes continues to be a major barrier to growing revenues, particularly among business customers.

Regulatory decisions made during the year also contributed adversely to our risk profile, revenue and profits. These decisions failed to address imbalances in the competitive playing field. This means that some of our competitors in the consumer space benefit from limited regulation on their core business combined with extensive sector-specific regulation being applied to our UK fixed-line business.

A number of competitor-related developments have contributed to the risk increasing. These include, but are not limited to: the acquisition of Cable & Wireless Worldwide by Vodafone; the decision by Vodafone and O2 to establish a joint venture to consolidate existing network infrastructure and local transmission; the agreement which brought forward the timetable for 4G mobile services being launched in the UK; and increased competitive activity around over-the-top video-on-demand services in the UK.

Impact

Failure to achieve profitable revenue growth from our strategic priorities may lead to a continued decline in revenue, erosion of our competitive position and might also lead to a reduction in profitability and cash flow in the future.

Risk mitigation

Our mitigation of this risk centres on successfully executing our strategy. We believe that delivering this strategy, with its focus on Customer service delivery, Cost transformation and Investing for the future, as well as investing in our existing business and offering new services in adjacent markets, will together help us drive profitable revenue growth.

We have a well-developed cost transformation programme in place which should provide future savings to support profitability trends. We also believe risks can be mitigated by seeking changes in regulation to level the playing field so that we can compete effectively, and for the benefit of our customers.

26	Strategy

Communications industry regulation

Our activities across all the jurisdictions in which we operate can be impacted by regulation. Regulatory requirements and constraints can directly impact our ability to compete effectively and earn revenues.

In the UK where, following detailed market analysis, we are found to have significant market power, Ofcom requires us to provide wholesale services at regulated prices. It can also require us to make retrospective repayments to other CPs where we are found to have set prices outside regulatory requirements, and can impose fines on us for non-compliance with the regulatory rules, including competition law.

Outside the UK, general licensing requirements can restrict the extent to which we can enter markets and compete. Regulation will also define the terms on which we can purchase key wholesale services from others.

In the UK, risks can come from, for example, periodic market reviews which might introduce tighter regulatory constraints from new charge controls or from CPs disputing or complaining about our pricing, products or services. Outside the UK, regulators can investigate our licensing requirements and whether our services comply with their rules.

Changes over the last year

Over the last year, we have seen regulatory activity in a number of areas which are summarised in Regulation on page 38. A number of these rulings have resulted in a negative impact either through retrospective price reductions or on our future pricing.

Impact

Risks from regulation are most significant in the UK.

Around £5.8bn of our revenue (of which £3.3bn is to downstream parts of BT) is from wholesale markets where we have been found to hold significant market power and which are currently subject to regulatory charge controls. Most of these controls require us to reduce our prices annually to reflect expected reductions in unit costs through efficiency savings. Controls are usually set for three years and will therefore constrain revenues during that period.

Other CPs can ask Ofcom to resolve disputes with us about current or historic prices. Where Ofcom finds that these prices are, or have been, set at levels above those required under the regulatory framework, we may need to make retrospective payments to CPs.

We may from time-to-time be required to provide new services, or existing services on improved terms, to wholesale customers on a non-discriminatory basis. This could increase our costs.

Regulation outside the UK can impact our revenue by restricting our ability to compete through overly-restrictive licensing requirements or ineffective regulation of access to other CP networks.

Risk mitigation

We employ a team of regulatory specialists (including accountants and economists) who, together with legal experts and external advisors, continuously monitor and review the scope for regulatory changes and potential future disputes. This team maintains a dialogue with regulators and with other key influencers to ensure our positions are understood and to drive for fair and proportionate regulation. We are also able to appeal any regulatory decisions where we believe errors have been made.

Business integrity and ethics

We are committed to maintaining high standards of ethical behaviour, and have a zero tolerance approach to bribery and corruption. We have to comply with a wide range of local and international anti-corruption and bribery laws. In particular the UK Bribery Act and US Foreign and Corrupt Practices Act (FCPA) provide comprehensive anti-bribery legislation. Both have extraterritorial reach and thereby cover our global operations. As we expand internationally, we are increasingly operating in countries identified as having a higher risk of bribery and corruption.

We also have to ensure compliance with trade sanctions, and import and export controls.

Changes over the last year

The Serious Fraud Office (SFO) has produced revised guidance on the UK Bribery Act. The SFO has indicated it will now focus on its role as an investigator and prosecutor of serious and/or complex fraud and where there is sufficient evidence and it is in the public interest, prosecutions rather than civil settlements will now be pursued, even where companies have self-reported. This represents a change to its previous stance where self-reporting may have led to more lenient treatment. It has further confirmed that it considers facilitation payments to be bribes.

The US Department of Justice and Securities and Exchange Commission have also produced guidance on the FCPA giving information about the US government’s approach to FCPA enforcement.

In addition, sanctions regulations in Europe and the US have been extended.

Impact

Failure by our employees, suppliers or agents to comply with anti-corruption and bribery and sanctions legislation could result in substantial penalties, criminal prosecution and significant damage to our reputation. This could in turn impact our future revenue and cash flow, the extent of which would depend on the nature of the breach, the legislation concerned and any associated penalties. Allegations of corruption or bribery or violation of sanctions regulations could also lead to reputation and brand damage with investors, regulators and customers.

Risk mitigation

We have in place a number of controls to address risk in this area. These include a comprehensive anti-corruption and bribery programme, ‘The Way We Work’, which is our statement of business practice and is being refreshed to give greater guidance to our people. We ask all BT employees to sign up to its principles and our anti-corruption and bribery policy. We have specific policies covering gifts and hospitality and charitable donations and sponsorship. We run a training programme with a particular focus on roles such as procurement and sales.

We regularly assess our business integrity risks to make sure that the appropriate mitigation is in place. We operate a confidential hotline. Our internal audit team regularly runs checks on our business. We also use external providers to carry out assessments in areas we believe to be higher risk, to ensure our policies are understood and the controls are functioning.

We conduct due diligence checks on third parties including suppliers and agents. Procurement contracts include anti-corruption and bribery clauses. A trade sanctions policy and sign-off procedure are also in place.

Strategy	27

Supply chain

The integrity and continuity of our supply chain is critical to our operations. Our aim is to harness the capability, diversity and innovation of the global supply market to add value to our business and customers. We are committed to ensuring that all dealings with suppliers, from selection and consultation to contracting and payment, are conducted in accordance with our trading and ethical policies. See Suppliers on page 22.

The failure of a critical third-party supplier to meet its obligations could cause significant harm to our business and the BT brand, as well as potentially impact our cost transformation and efficiency plans.

Changes over the last year

Many suppliers continue to be impacted by the global economic downturn and as a result we have seen an increase in the number of suppliers suffering from financial distress. The downturn has also increased the risk of suppliers applying less focus on key areas such as business continuity management or corporate and social responsibility in an effort to reduce their costs.

Impact

Whilst the size of the impact from a supplier failure can vary, all supplier failures typically result in an increased cost to our business and have the potential to negatively impact the service we provide to customers. In many cases the cost associated with supplier failure is significant, particularly if it then results in us having to change technology. If we are unable to contract with an alternative supplier, our customer commitments could also be compromised, possibly leading to contractual breach, loss of revenue, penalties or increased costs.

A failure in our supply chain to meet legal obligations or ethical expectations could adversely impact our reputation or possibly lead to censure, legal action and financial loss.

Risk mitigation

We conduct supplier risk analysis as part of our sourcing strategy, and where possible, take actions to reduce risk, such as through dual-sourcing where appropriate. We operate a comprehensive in-life risk mitigation programme that classifies our suppliers into appropriate risk categories and then aims proactively to build risk mitigation plans and detect potential supplier failures before they happen. For our critical suppliers this mitigation strategy considers a range of risks including: financial failure; supplier capability and capacity; sole sourcing; corporate and social responsibility; business continuity; security; location; and the overall supplier relationship.

This approach has been complemented by a programme specifically looking at our low spend suppliers, to ensure we achieve maximum business benefit but at the same time do not contract with too many suppliers, exposing us to unnecessary risk.

By adopting this approach, we seek to minimise the risk of not being able to meet our customer and legal commitments or comply with our ethical policies. This helps to minimise our exposure to loss of revenue, financial penalty and any adverse impact on our brand and reputation.

We work closely with our suppliers to ensure that the goods and services that we buy are made, delivered and disposed of in a socially and environmentally responsible manner.

Business

In this section we explain how we are organised to deliver our strategy. We provide information on the products and services we sell. We explain the different customers and markets we serve and the trends we are seeing in our markets. We also explain the regulatory environment that affects us.

30	Operating Committee

31	How we deliver our strategy
	31	How we are organised
	31	BT Global Services
	32	BT Retail
	34	BT Wholesale
	34	Openreach
	35	BT Technology, Service & Operations

36	Our customers and markets
	36	UK consumers
	37	UK SMEs
	37	Large corporate and public sector customers
	38	Wholesale customers

38	Regulation
	38	European Union regulation
	38	UK regulation
	39	Overseas regulation

30	Business

Operating Committee

The key management committee is the Operating Committee, which meets weekly and is chaired by the Chief Executive. Its members are set out below.

The Operating Committee has responsibility for running our business and delivering our strategy. It monitors the group’s financial, operational and customer service performance and has cross-business oversight of the lines of business. It also reviews the group’s key risks and considers the potential threats and opportunities for the business. You can read more about the Operating Committee on page 67.

1. Ian Livingston[a]	2. Tony Chanmugam[a]
Chief Executive	Group Finance Director

Appointed Chief Executive in June 2008. Ian was formerly CEO, BT Retail and prior to that, Group Finance Director.

3. Gavin Patterson[a]

CEO, BT Retail

Appointed CEO, BT Retail in May 2008. Gavin was formerly Managing Director, Consumer Division, BT Retail.

5. Clare Chapman

Group People Director

Appointed Group People Director in October 2011. Before joining BT, Clare was director general of workforce for the NHS and Social Care at the Department of Health. Clare was also previously group personnel director at Tesco.

7. Nigel Stagg

CEO, BT Wholesale

Appointed CEO, BT Wholesale in September 2011. Nigel was formerly BT Business Managing Director, BT Retail and prior to that Managing Director, Customer Service, BT Retail.

Appointed Group Finance Director in December 2008. Tony was formerly CFO, BT Retail and Managing Director, BT Enterprises.

4. Luis Alvarez

CEO, BT Global Services

Appointed CEO, BT Global Services in October 2012. Luis was formerly president of the Europe, Middle East, Africa and Latin America operations of BT Global Services.

6. Clive Selley

CEO, BT Technology,

Service & Operations & Group CIO

Appointed CEO, BT Technology, Service & Operations in January 2013. Clive was formerly CEO, BT Innovate & Design and prior to that President of Portfolio & Service Design.

8. Olivia Garfield

Invitee

CEO, Openreach

Appointed CEO, Openreach in April 2011. Olivia was formerly Group Director, Strategy, Policy and Portfolio and prior to that held roles in BT Global Services. The CEO of Openreach cannot be a member of the Operating Committee under the provisions of the Undertakings.[b]

Members

[a]	Directors of BT Group plc. You will find their full biographies on pages 65 and 66.
[b]	You will find more information on the Undertakings on page 39.

Business	31

How we deliver our strategy

Our business is built around our customers – serving their needs and delivering value to them.

How we are organised

We have four customer-facing Iines of business: BT Global Services, BT Retail, BT Wholesale and Openreach. They are supported by our internal service unit, BT Technology, Service & Operations.

BT Global Services

We are a global leader in managed networked IT services. We work for around 7,000 large corporate and public sector customers in more than 170 countries worldwide. We focus on serving the following key industries and regions.

Our customers benefit from our global reach and our ability to deliver services locally in the countries they are in. They also gain from our ability to tailor products and services to their industry. During the year we increased the number of industries we focus on to include global systems integrators, logistics and mining, oil & gas.

The UK is our largest region by revenue. We have a large base of customers in the corporate sector and serve public sector bodies such as central government and local councils.

In continental Europe, we run large businesses in key countries such as Belgium, France, Germany, Italy, the Netherlands and Spain. Current Analysis ranked us second in the German market for pan-European and global IP and data services.a In Italy, we are the main country-wide operator exclusively focused on business-to-business services.b In Spain, the telecoms regulator ranked BT as the leading alternative to the incumbent operator in the enterprise data market.c We also support customers in Central and Eastern Europe, the Nordics and Russia.

In the United States and Canada, we serve customers from offices in more than 25 key cities.

We have an increasing presence in the high-growth regions of Asia Pacific, Latin America, Turkey, the Middle East and Africa. We operate in 85 countries in these markets, helping multinationals expand into these regions and supporting local companies as they grow internationally. We continue to invest in these markets, hiring more people, improving our products and services and building network and IT infrastructure.

[a]	Current Analysis, BT Germany: company assessment (August 2012), page 2.
[b]	AGCOM, Relazione annuale 2012: sull’attività svolta e sui programmi di lavoro (July 2012), page 98.
[c]	CMT, Industry Sector Report 2011 (June 2012), page 60.

32	Business

Products and services

We combine our products and services with industry expertise and consulting services. We have simplified our products – categorising them around what our customers need and making them more straightforward to buy and link together. Those categories are:

BT Assure – Security that protects

People and businesses are using more mobile devices, social media and cloud services. Together with the growth in cyber-attacks, this means that customers are prioritising security. We provide a range of security products and services including firewalls, web security, intrusion prevention and threat monitoring.

BT Compute – Services that adapt

Businesses want reliable but flexible IT platforms and services for their applications, data storage and security. We provide IT services in our worldwide data centres and deliver them over our global network.

BT Connect – Networks that think

Our network services connect our customers to their people, their own customers and to the world. We offer a range of IP, Ethernet and web-based network services. We deliver these in more than 170 countries over a range of access technologies including DSL, VPN and satellite.

BT Contact – Relationships that grow

We provide a range of contact centre services to help our customers build stronger relationships with their customers. Our services provide the option of using email, web chat, social media and the phone – either via automated systems or dedicated advisors. Our cloud solution gives customers more flexibility and control over their costs by allowing capacity to change in response to demand.

BT One – Communications that unify

Businesses communicate in a number of different ways – by phone, SMS, voicemail, instant messaging, email, video conferencing and data-sharing solutions. They want these channels to be integrated and work together. Our collaboration services help customers simplify their communications and transform the way they interact with their customers, colleagues, partners and suppliers.

BT Advise – Knowledge that delivers

Our experts around the world provide consulting, integration and managed services to our customers. They help solve business problems. They have a range of specialisms, certifications and accreditations to make sure customers get the best out of our products and services.

Industry-specific solutions

As every industry has its unique needs and challenges, we provide a range of industry-specific solutions. For example, BT Radianz links financial institutions from around the world, giving them access to hundreds of critical applications. BT for Life Sciences R&D lets research scientists collaborate on a secure platform. BT Trace helps organisations manage increasingly complex global supply chains by giving them a single real-time view of their operations.

BT Retail

BT Retail has four customer-facing divisions: BT Consumer, BT Business, BT Ireland and BT Enterprises.

BT Consumer

We are the leading consumer voice and broadband provider in Great Britain and have a growing pay-TV service. We sell our services under the BT and Plusnet brands.

We help our BT-branded services stand out from the competition by offering a range of extra features. Plusnet provides voice and broadband services for more cost-conscious customers who value our highly-regarded customer service. We are a member of the YouView TV consortium and during the year secured a wide range of sports content to show on our BT Sport channels.

BT Business

We supply SMEs in Great Britain with fixed calls and lines, broadband, mobility and IT services as well as data and voice networks. We also have specialist arms within BT Business including:

BT iNet	A Cisco centre of excellence specialising in infrastructure, security and unified communications
BT Engage IT	A leading provider of business-to-business IT equipment and services
BT Business Direct	An online store providing IT, computing and networking equipment plus associated installation and support services

BT Ireland

In Northern Ireland, we are the leading communications services provider for consumers, SMEs and the public sector. We run the copper access network and our fibre rollout has reached over 90% coverage, making Northern Ireland one of the best connected regions in Europe.

In the Republic of Ireland, we serve corporate and public sector customers and are one of the country’s largest providers of wholesale network services.

Business	33

BT Enterprises

BT Enterprises consists of seven separate divisions, each one operating as a standalone business. BT Fleet was moved into BT Enterprises in April 2013.

BT Conferencing	Audio, video and web conferencing and collaboration services for business customers in the UK and around the world
BT Directories	Directory Enquiries (118500), operator and emergency services. Marketing services including The Phone Book, website design and web-based promotion (to help customers advertise online)
BT Expedite & Fresca	Services for the retail sector including store point of sale systems, back-office applications like merchandising and sales analytics, and software and platforms for web commerce
BT Redcare

Fire and intruder alarm signalling services, CCTV and surveillance networks, and control room services. Mobile-to-mobile services for vending machines, cash machines and payment terminals, taxis and fleet management

BT Payphones	Public payphones and managed prison, card and private payphones
BT Wi-fi	More than five million UK hotspots offering broadband on the move to consumers and small businesses and to wholesale customers like mobile network operators
BT Tikit	IT products and services for legal and accountancy firms

Products and services for Consumers

We mainly sell three things to consumers: fixed-voice, broadband and TV. To win and keep customers we must offer all three in flexible bundles. We offer a wide choice of good-value packages that encourage customers to take extra services. Most of our sales are through our call centres or online, with some through our customer service team.

Voice services

We provide customers with fixed-lines and a choice of calling plans, including unlimited options for evening, weekend and peak-time calling. All our plans include features such as call waiting and free calls to 0845/0870 numbers.

We offer different ways to pay. Line Rental Saver gives a large discount on line rental to customers who pay for a year upfront.

We offer BT Basic, a simple, low-cost phone service for people on low incomes. We are the only company to offer such a service.

This year we launched the SmartTalk app. Customers can use it to make calls on their smartphones over wi-fi (in the UK and abroad) which are billed as part of their home calling plan.

We also launched a new phone which lets customers reduce nuisance calls by allowing them to block international, withheld, or specific numbers.

Broadband

BT Broadband is our standard service delivered over copper lines. BT Infinity is fibre-based using FTTC and FTTP technology. BT Broadband and BT Infinity come in a range of options with different usage limits and bundles of call plans. They also include our free BT Home Hub, free BT Cloud online storage, BT NetProtect Plus security software and free access to our wi-fi hotspots.

TV services

We have two on-demand subscription packages: TV Essential and TV Unlimited. Customers can also get linear channels and extra features depending on which set-top box they choose and whether or not they have BT Infinity.

We started offering customers our YouView set-top box in October 2012. It gives them standard definition (SD) and HD Freeview channels and the ability to pause, record and rewind live TV and on-demand content. YouView’s programme guide scrolls back seven days to give customers easy access to catch-up TV from BBC iPlayer, ITV Player, 4oD and Demand 5. Customers with our Vision 2.0 set-top box get advanced search and recommendation facilities in addition to the same basic features.

BT Infinity customers with a Vision 2.0 set-top box can buy our Extra TV service, giving them 18 extra SD channels and four HD channels, including popular channels such as National Geographic and Comedy Central. We will be bringing these channels to YouView boxes in the summer.

Products and services for UK SMEs

We sell fixed-voice, broadband, networking, IT and mobility products and services. These range from simple standalone products to managed services and complex customised solutions. Our bigger customers buy from us through desk-based and field-based account managers. Smaller customers use four channels: call centres; 40 Local Businesses partners (not part of BT but exclusively selling our products and services); non-exclusive relationships with indirect partners; and bt.com.

Voice services

Our fixed-voice services range from standard calls and lines to fully-managed office phone systems and contact centre solutions. As well as traditional voice, we are increasingly selling VoIP services.

Broadband and internet

We provide a range of internet access options including BT Business Broadband over copper, BT Infinity for business (over FTTC and FTTP) and BTnet dedicated internet access. We also sell email, hosted Microsoft collaboration services and web-hosting.

Networking services

Our voice and data networking services support customers who need to connect different sites. We design, install and manage leased lines, Ethernet services, IP virtual private network (IPVPN) services, SIP trunking, structured cabling and local area networking solutions.

IT services

We offer IT services through five businesses.

BT iNet and BT Engage IT sell cloud and data centre services, unified communications, security solutions, end-user support services, hardware, software and consultancy services. They partner with most leading vendors – companies like Cisco, Microsoft, Citrix, HP, EMC, VMware, Oracle, NetApp, Apple and Symantec. BT Business Direct sells hardware and software from a wide range of suppliers. BT Expedite & Fresca specialises in the retail sector. BT Tikit combines its specialist legal and accountancy software products with the best technologies from multiple partners to give customers a fully-integrated solution, supported by a single supplier.

34	Business

Mobility

We sell mobile voice and broadband data services through a mobile virtual network operator (MVNO) agreement with Vodafone. Our 4G mobile spectrum licence will help us build on our existing proposition and offer an even better range of mobile services.

BT Wholesale

BT Wholesale sells voice, broadband and data communications products to fixed and mobile network operators (MNOs), internet service providers (ISPs) and telecoms resellers in Great Britain. Our managed network services combine BT products with third-party components and our own professional services, which include network solution design, field services, network migration, programme management and risk management. We also offer industry-specific services to media companies and broadcasters.

Products and services

Wholesale broadband

CPs buy wholesale fibre and copper broadband services from us. Our WBC portfolio includes three FTTC options, eight FTTP options and our ADSL2+ copper broadband service.

The rollout of ADSL2+ and fibre broadband is well advanced in the UK. This means that from autumn 2013 we will be retiring our legacy wholesale broadband services within the WBC footprint. We are working closely with CPs to help them migrate their customers smoothly.

Wholesale Ethernet

We design high-bandwidth Ethernet services to help CPs extend their networks and give their own customers high-quality services. With speeds of 2Mbps to 10Gbps, we have the widest range of Ethernet access options on offer.

Partial private circuits

We are a major provider of partial private data circuits which enable our customers to complete their own networks and help them extend the reach of their services.

Voice services

We offer managed voice solutions for CPs who do not want to invest in their own PSTN or IP voice networks. Our Wholesale Calls product is an end-to-end PSTN voice service and in 2013/14 we will be launching new IP hosted communications services including SIP trunking, IP Centrex and hosted contact centre solutions.

IP Exchange (IPX)

We offer voice interconnect services so that a phone call will reach its destination at an agreed level of quality. The migration of voice calls to IP requires new interconnect arrangements which are made simple by IPX. It enables fixed and mobile operators with differing VoIP networks to connect VoIP-to-VoIP and VoIP-to-traditional voice calls by seamlessly translating them in an electronic clearing house – and it supports emerging services such as HD voice.

We sell IPX through BT Wholesale in Great Britain and internationally through BT Global Services.

Transit

We route voice services between CPs across our network, both in the UK and internationally, but this is a low-margin product with declining demand.

Managed Network Services (MNS)

Our managed network services give CPs access to our expertise and economies of scale and help them reduce their operational and future capital spending.

We design, build, manage and transform networks for them, while our white-label managed services help them offer products like voice and broadband without the need to make large investments. Our solutions can be either dedicated to one customer or shared amongst several. We can offer a complete service, from accepting and processing new orders through to customer service and billing the end-user.

Media and broadcast services

Our global media network links all the main locations around the world where producers create or distribute broadcast content. We have a number of strategic alliances which extend our portfolio and customer reach. In the UK, digital terrestrial TV delivery is underpinned by our media-specific MPLS network and we deliver TV outside broadcast services over our network connecting 155 sports and news locations.

In addition, BT Agilemedia offers high-quality solutions to enable mass viewer participation in TV voting and competitions.

Openreach

At Openreach we want to improve access to broadband across Britain. We believe this will support economic growth.

We are responsible for providing services over the local loop (sometimes known as the local access network and the last mile). This is made up of the copper and fibre connections between our exchanges, and homes and businesses. We are in charge of BT’s fibre broadband rollout. We also offer backhaul products to connect exchanges to CPs’ networks.

BT’s Undertakings (more on page 39) commit us to selling our main products and services to all CPs openly and equally and on the same terms as we do to our own lines of business. To make this work properly, Openreach’s operational, engineering and systems capabilities are separate from those of the rest of BT. Around 96% of Openreach revenue is subject to this regulation.

Products and services

Openreach sells three main products: fibre broadband, copper-based services and Ethernet.

Fibre broadband

This is either FTTC, which offers speeds of up to 80Mbps, or FTTP, which offers faster speeds of up to 330Mbps when fibre is connected all the way to the customer premises.

In April 2013 we launched FTTP-on-Demand, which will initially be available within a subset of the FTTC footprint. It will let end-users in FTTC areas get a FTTP connection if they need one – we think SMEs will be especially interested in the faster speeds.

With our Fibre Voice Access product, CPs can offer voice services over fibre which offer similar functionality to copper voice services.

Our fibre broadband network can also carry broadcast Internet Protocol television (IPTV) services. We have launched a multicast capability which cuts the costs of delivering broadcast TV over our network and means CPs (generally triple play providers) can prioritise broadcast TV over other web traffic.

Passive Infrastructure Access (PIA)

PIA products allow CPs to rent space in Openreach’s ducts or on telegraph poles. CPs can use this space for their own fibre instead of buying fibre-based broadband from us.

Business	35

Wholesale Line Rental (WLR)

WLR lets CPs offer own-branded phone services (with their own pricing and billing) using our equipment and network. They pay to use the copper line between our exchanges and customer premises but can avoid investing in extra network equipment or infrastructure.

Local Loop Unbundling (LLU)

LLU allows CPs to offer DSL-broadband services by installing their own equipment in our exchanges and renting the copper line. CPs can use our shared metallic path facility (SMPF) product to offer broadband over a WLR line or our metallic path facility (MPF) product to offer both phone and broadband services using their own equipment.

Ethernet

Our Ethernet products offer dedicated, symmetric, fibre-connectivity. CPs use them in their own networks and to provide high-quality, high-bandwidth services to businesses and the public sector.

You can read more about these services at
www.openreach.co.uk

BT Technology, Service & Operations

During the year we brought together BT Innovate & Design and BT Operate, our two internal service units, to form BT Technology, Service & Operations (BT TSO). There were around 17,000 people in BT TSO at 31 March 2013, supporting our customer-facing lines of business.

We created it to simplify the way we work, help us further transform our cost base and speed up and improve delivery to BT customers. It is a simpler organisation with more efficient processes and fewer hand-offs. This means our design and development teams can react more quickly to operational changes and events.

Products and services

BT TSO is responsible for the whole lifecycle of our global networks and systems – from innovation, design, test and build through to operational management. We manage BT’s voice, data and TV networks and IT applications which make up the core infrastructure for BT’s products and services. Our people also design and deliver the networks and platforms which are used by our customer-facing lines of business, and the large-scale global managed network services which are sold to customers in the UK and internationally.

We manage and deliver BT’s long-term technology strategy and research and innovation programmes, including managing BT’s worldwide patent portfolio (see page 21).

We are also responsible for managing the group’s energy consumption and for putting strategies in place to cut our future carbon footprint.

Reducing our energy use

In the UK, we spent £274m on energy this year. Even though business volumes have increased, we have achieved our fourth consecutive year of worldwide energy reduction, using 3.3% less energy this year against our target of 1.5%. The energy saving programmes we ran in 2012/13 are expected to generate £33m in annualised cost benefits.

Climate stabilising intensity

We track how we are doing on climate change with a climate stabilising intensity performance indicator.

We want to cut BT’s CO2e intensity by 80% by December 2020 (compared with 1996/97). This year we achieved a 77% cumulative reduction.

Security

Our physical and cyber security operations were previously managed by BT Operate. We now manage these through a separate security enterprise, BT Security, which is supported by BT TSO engineers. This business is in charge of protecting our own and customers’ data and assets. We believe that it differentiates the services we can offer and will help us win in the market.

36	Business

Our customers and markets

We serve a number of different types of customers in the UK and around the world. In this section we explain who our customers are and the trends we see in the markets where we operate.

UK consumers

We serve UK consumers through BT Consumer and BT Ireland (both parts of BT Retail).

There are around 26m households in the UK and our consumer products and services can reach almost all of them.

The market for fixed calls and lines, broadband and TV is very competitive. There are around 114 companies offering voice and/or broadband services. The market has concentrated over the last few years with several strong players emerging. The four largest providers are BT, Virgin Media, Sky and TalkTalk.

Fixed calls and lines

Around 22m, or 84% of homes in the UK have a fixed phone line. That proportion has stayed steady for the past three years. Around 15% of UK homes only have a mobile phone with around 1% having no phone at all.

There were 24.4m home phone lines in the UK as at December 2012 (including some homes which have more than one phone line and some SMEs who buy consumer services). That is up 2% compared with last year. An overall rise in the total number of homes in the UK – coupled with more demand for fixed broadband connections – played a part in that growth.

At 31 March 2013 we had a total of 10.2m consumer fixed-lines in the UK, with around 9.8m active voice lines (where a customer buys calls from us as well as paying for the line).

We have the largest share of fixed-lines to homes in the UK at 42%, compared with 47% last year. Our share has been declining over the last few years as competitors have taken advantage of the favourable regulatory regime in the UK.

The number of minutes spent on calls from fixed-lines has been falling for some time. Customers are increasingly using mobiles, email, social networking and other kinds of communication instead. Our total call volumes declined 9% in the year, compared with an 11% decline last year.

Broadband

The UK has one of the highest levels of broadband availability in Europe. Almost all homes can get a fixed broadband connection and around three-quarters do so.

The UK also compares favourably on broadband pricing. Ofcom research ranks the UK the seventh cheapest out of 25 European countries for standalone broadband and sixth cheapest out of 23 countries for broadband and voice bundles.

At 31 March 2013 there were around 21.9m DSL, fibre and cable broadband connections to homes and businesses in the UK, up by 5% over last year.

Fibre penetration has grown significantly during the year. There are more connected devices and people are using more bandwidth-intensive applications such as watching video, streaming music and playing online games. More than half of households now own web-connected games consoles, over 40% of individuals connect their TV to the internet, and 15% of households own a tablet device.

According to Ofcom research, the average broadband download speed for the UK was 12.0Mbps in November 2012. That is up from 7.6Mbps a year earlier. Plusnet was ranked highest for average download speeds over copper. BT Infinity offers the most consistent speeds over a 24-hour period, with the lowest network congestion at peak times, and the fastest upload speeds in the country.

We have around 6.7m retail broadband customers (including business customers). We are the UK’s biggest broadband provider with a 31% share of the total broadband market at 31 March 2013. Excluding cable, we have a 38% share. As with fixed calls and lines, Sky, Virgin Media and TalkTalk are the other big players. Mobile operator O2 left the fixed broadband market during the year.

We now have around 1.3m retail fibre broadband customers representing 19% of our retail broadband customer base.

TV services

Broadcast TV is currently the most common way for people to watch television. There are three main platforms – satellite, cable and digital terrestrial.

But broadband is revolutionising the way people watch, especially with interactivity and on-demand TV. The public sector broadcasters offer free on-demand content services such as BBC iPlayer, ITV Player, 4oD and Demand 5. All the UK’s main pay-TV providers also offer on-demand services. These are either free as part of a monthly subscription for broadcast channels, covered by an extra subscription or are on a pay-per-view basis.

There are other subscription-based providers such as Netflix and LOVEFiLM and pay-per-view providers such as Blinkbox. These over-the-top providers stream content over the web without owning any of the distribution infrastructure.

There are 14.8m UK pay-TV subscribers, making up 54% of TV households. The rest typically receive free digital terrestrial channels via Freeview or Freesat.

Business	37

Sky has the largest market share of pay-TV subscriptions at 66%. We have a 5% share. During the year we grew our TV customer base by 15% compared with 1% for Sky and 0% for Virgin Media.

UK SMEs

We serve the UK SME market through BT Business and BT Ireland, which both sit within BT Retail. We also deliver specialist services to SMEs (as well as larger corporates) through BT Conferencing, BT Expedite & Fresca, and other divisions in BT Enterprises.

There are an estimated 4.8m UK SMEs, from sole traders to businesses with up to 1,000 people. Their communications and IT needs vary widely, depending on factors such as size, number of sites, industry and maturity.

At the smaller end of the market, customers’ needs are simple and they sometimes buy services from consumer-orientated providers. Larger customers have more complex needs, typically buying a range of voice, data, IT and mobile services.

We have around 1m SME customers in the UK. Small businesses with fewer than 50 people make up more than 90% of these.

The SME market for fixed and mobile communications and IT services in Great Britain is fragmented and highly competitive. It is worth around £30bn of which we have a 7% share.

Fixed calls and lines

The SME market for fixed-voice is declining, with call volumes falling due to substitution by mobile, email and VoIP.

There are 8.8m business lines in the UK – many SMEs take more than one line. We have a 47% market share of business lines, down two percentage points in the year. Our share of access and calls revenue was flat in the year. We compete against more than 300 resellers and fixed network operators. Daisy, TalkTalk, Virgin Media, XLN, Alternative Networks, Cable & Wireless Worldwide (now owned by Vodafone), Colt Group and KCOM Group are our main competitors.

IT services

The IT services market stayed broadly flat this year. There has been more interest in both cloud-based services (like managed hosting of IT applications and data) and unified communications services, which give businesses better flexibility over their costs. Our biggest competitors in IT services are SCC, Computacenter, Phoenix IT, Kelway, Dimension Data and Logicalis.

Mobile

Revenue in the UK mobile market has fallen, impacted by mobile termination rate reductions and price erosion. Call volumes have fallen slightly but data volumes are increasing strongly due to the growth in smartphones and tablets. We have focused on a few specific mobile opportunities. We have a small market share but our subscriber base is growing. The main operators in the UK mobile market are Vodafone, O2 and EE.

Conferencing

Demand for conferencing services is growing, particularly as companies seek to reduce their travel costs. We sell conferencing services both in the UK and overseas. The global audio conferencing market has continued to expand, with volume growth more than offsetting declining prices. In video conferencing, growth is particularly strong in the personal (desktop) market.

Large corporate and public sector customers

Large corporate and public sector customers are served by BT Global Services. They are our biggest segment by external revenue.

Gartner, a leading information technology research and advisory company, estimates that the global business ICT market is worth around £647bn.

The market consists of a wide range of products and services. Suppliers range from large network-based vendors like us through to niche technology players. Vendors specialise in different services such as systems integration, software development, IT hardware and telecoms solutions.

Gartner expects the global business ICT market to grow at a compound annual growth rate of 3.1% over the next three years.

Demand for network-based services, such as data, mobility, social networking, cloud and security is driving that growth as businesses seek to tap into key technology trends and global opportunities. Demand for more traditional services is declining as customers switch to newer technologies.

[a]	The Gartner Report described herein, Gartner, Forecast: Enterprise IT Spending by Vertical Industry Market, Worldwide, 2011-2017, 1Q13 Update represents data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this Report) and the opinions expressed in the Gartner Report(s) are subject to change without notice.

38	Business

Gartner expects the market to grow in all the regions we operate in – albeit at different rates. Continental Europe is expected to experience the lowest rate of growth at 2.0% a year over the next three years. In contrast, Asia Pacific, Latin America, Turkey, the Middle East and Africa should grow at 3.3% a year.

In the global business ICT market, we are focused on delivering major managed networked IT services securely, efficiently and globally.

According to ISG Research, BT has the highest standalone managed network services (MNS) market share globally, is the only provider with double-digit share for standalone MNS services in each of the three major regions (Americas, Asia Pacific and EMEA), and is the standalone MNS market share leader in EMEA.

We experienced tough conditions in Europe and the financial services sector during the year. But we are increasing our market share in the high-growth regions.

The public sector generated 26% of our revenue. In the UK, we are one of the Government’s largest suppliers of networked IT services – as a whole, they are our biggest customer. Except as described on page 39, we have a normal customer and supplier relationship with them. Of our corporate customers, financial institutions are our largest customer segment, generating 19% of our revenue in the year. We also supply a range of services to other telecoms companies.

We serve:

—	94% of the FTSE 100 companies
—	74% of the Fortune 500 companies
—	100% of Interbrand’s top 50 annual ranking of the world’s most valuable brands
—	the world’s top stock exchanges, leading broker-dealers and biggest banks
—	national and local government organisations and other public sector bodies in 26 countries around the world.

As well as pursuing new customers, we aim to grow our share of existing customers’ spending through increasing the number of products and services we sell to them.

Wholesale customers

We serve the wholesale telecoms customer segment in Great Britain through Openreach and BT Wholesale. In Northern Ireland and the Republic of Ireland, we serve wholesale customers through BT Ireland. Everywhere else in the world, we serve the wholesale market through the wholesale arm of BT Global Services.

Openreach sells local loop and backhaul services to around 500 CPs – the largest being Sky, TalkTalk and BT lines of business.

BT Wholesale works with more than 1,400 CPs, including all the big fixed and mobile operators, ISPs and broadcasters. We manage and support the network and services needs of many UK operators including EE, KCOM Group, MBNL, O2, Virgin Media and Vodafone. Our biggest competitors are Cable & Wireless Worldwide, Colt Group, TalkTalk and Virgin Media, as well as Ericsson for managed services.

Outside the UK, we offer wholesale telecoms services to more than 1,200 CPs around the world. We compete with the wholesale divisions of local incumbents, alternative network operators and global wholesale telecoms companies like BICS and Level3.

We are Europe’s largest telecoms services wholesaler by revenue.

Regulation

Communications services are vital in a modern world. This means the industry sometimes needs to be controlled and monitored. In nearly all our markets, these services are subject to regulation by governmental and non-governmental bodies. In this section we explain some of the recent and upcoming decisions taken by regulators and how they affect us.

European Union (EU) regulation

In EU countries, electronic communications services are governed by a number of European directives and regulations. These create a Europe-wide framework covering services including fixed and mobile voice, broadband, cable and satellite TV.

Different countries have implemented the existing directives in different ways. The directives include rules covering access and interconnection, universal service obligations, and how often national regulators should review markets for significant market power (SMP). They also cover how regulators set price controls. They require regulators to consult with the European Commission (EC) on any price control decisions before they are finalised to make sure they are consistent with the European regulations.

During 2013/14 the EC is expected to issue guidance on regulating next generation fibre access networks. We expect this to align the rest of Europe more closely with the existing UK approach. The EC is also expected to review the scope of the relevant market segments covered by telecoms regulation.

UK regulation

The telecoms industry is regulated through various European directives, the Communications Act 2003 (the Communications Act) and Ofcom (the UK’s independent regulator) as well as other regulations and recommendations.

The Communications Act

The Communications Act gives Ofcom legal powers and sets out the legal requirements for how electronic communications services should be regulated in the UK. It includes the conditions imposed by the European directives. The Government is currently reviewing our sector’s regulatory regime, with a new framework planned for 2015. The review is looking into how to encourage growth and innovation and how to remove unnecessary regulation.

Business	39

Ofcom

Ofcom is the independent regulator and competition authority for the whole UK communications market. Its main duties are:

—	to further the interests of citizens in relation to communications matters
—	to further the interests of consumers in relevant markets, where appropriate by promoting competition.

Under the powers of the Communications Act, Ofcom sets conditions that CPs must comply with and can issue directions under these conditions. Some conditions, known as General Conditions, apply to all CPs. Others apply to certain individual companies that Ofcom has decided are universal service providers or have SMP in a particular market. Anyone can appeal against Ofcom’s decisions through a number of routes, including to the Competition Appeal Tribunal (CAT) or to the High Court.

The General Conditions that apply to all CPs are mainly about protecting consumers’ general access and interconnection, planning for emergencies, providing information to Ofcom, and allocating and transferring phone numbers.

We are the designated universal service provider for the UK (except for the Hull area where it is KCOM Group) and so we have certain universal service obligations. This is an important responsibility and we take it seriously. Our main obligation is to make sure that basic fixed-line services are available at an affordable price to all consumers in the UK. We are also obliged to provide public payphones.

The European directives require Ofcom to review relevant communications markets regularly, usually every three years, and to decide whether any CP has SMP in those markets. If Ofcom decides that a CP has SMP, it could put controls in place, typically on the prices which the CP can charge. Ofcom will generally try to set charges that are reasonably based on costs and an appropriate return on the capital invested.

Impact of regulation

There are a number of regulatory decisions and outcomes of appeals that affected us during the year and will impact us in the future.

—	Ofcom finished its review of the business connectivity markets, which cover products such as Ethernet and private circuits. It renewed price controls for another three years. The main changes were an increase in the size of the deregulated London area and deregulation of long distance wholesale private circuits and some retail leased lines. We also now have SMP in high bandwidth Ethernet services outside the deregulated London area which will be subject to a charge control. We expect the charge controls to have a net negative year-on-year impact of around £50m-£100m on group revenue and EBITDA in 2013/14 with a further similar impact in 2014/15
—	In December 2012 Ofcom issued its final determinations on disputes over historic Ethernet pricing. Ofcom concluded that between April 2006 and March 2011 the prices we set for certain Ethernet services were too high resulting in an overcharge of £151m over this period. We disagree with the determinations and have submitted an appeal to the CAT
—	In July 2012 the Court of Appeal overturned the CAT’s favourable August 2011 decision in relation to wholesale ladder pricing. Ladder pricing links the amounts that BT charges mobile operators for mobile calls to 0800, 0845 and 0870 numbers terminating on our network to the retail price charged by mobile operators to their customers. We have been granted permission to appeal this decision to the Supreme Court and the hearing is expected in early 2014. In 2011/12 we recognised revenue of £56m and EBITDA of £29m from ladder pricing. We did not recognise any revenue or profit from ladder pricing this year. One-off charges of £85m against revenue and £58m against EBITDA have been recognised in the year relating to ladder pricing in the 2010/11 and 2011/12 years.
—	In March 2011 we lost an appeal to the CAT relating to Ofcom’s decision in a dispute over our charges to other CPs for trunk components of wholesale partial private circuits. In July 2012 the Court of Appeal issued its judgment on our appeal against the CAT’s decision. The appeal failed to set aside Ofcom’s determination or the CAT judgment, but provided helpful clarification of Ofcom’s powers.
—	Sky appealed in June 2010 against Ofcom’s decision to regulate Sky Sports 1 and 2. In August 2012 the CAT decided in Sky’s favour, and in April 2013 we received permission to appeal the CAT’s decision to the Court of Appeal.

The charge controls for WLR, LLU and ISDN30 products which became effective in April 2012 had a negative impact of around £120m on group revenue and EBITDA in the year. We expect a further impact of around £120m in 2013/14.

During 2013/14, Ofcom is expected to complete its reviews of:

—	the Fixed Access market (including WLR, LLU, GEA, ISDN 2 and ISDN 30 products)
—	the Wholesale Broadband Access market (including IPstream, Datastream and WBC)
—	the Wholesale narrowband market (comprising calls and interconnection services).

Where we are found to have SMP, Ofcom will carry out consultations on setting controls. These could change the prices we charge for these products.

Ofcom has recently opened a compliance investigation following a complaint which alleges that BT has acted anti-competitively, contrary to UK and EU law. The complaint alleges that BT has abused its dominant position, claiming that the margin between the prices BT Retail charges for some of its superfast broadband products, and the price paid to Openreach for the relevant network inputs, is insufficient to allow other CPs to compete profitably with BT Retail. Ofcom has stated that the initial information gathering phase of the investigation will take place during spring/summer 2013 which will inform consideration during autumn/winter 2013, of whether, and if so how, to proceed further with the investigation.

See Ofcom’s website at www.ofcom.org.uk for more details on regulation

BT’s Undertakings

In response to Ofcom’s 2005 strategic review of telecommunications, we put forward some legally binding undertakings under the Enterprise Act 2002. These Undertakings (which include the creation of Openreach) began in September 2005.

They aim to give clarity and certainty to the UK telecoms industry about the way we provide ‘upstream’ regulated products. This in turn supports effective and fair competition in related ‘downstream’ markets.

Most of the commitments in the Undertakings have been delivered, but we were unable to move a small percentage of certain customer records to separated computer systems by the target date of 31 December 2012. Ofcom has issued a Direction, which we have accepted, that gives us until 30 November 2013 to meet this commitment.

Our relationship with HM Government

We can be required by law to do certain things and provide certain services to government. For example, under the Communications Act, we (and others) can be required to provide or restore services during disasters. The Civil Contingencies Act 2004 also says that the Government can impose obligations on us (and others) at times of emergency or in connection with civil contingency planning. The Secretary of State can also require us to take certain actions in the interests of national security and international relations.

Overseas regulation

The degree of regulation in international markets varies widely. This can hinder our ability to compete. We are pressing incumbent operators and their national regulatory authorities around the world for fairer, cost-related wholesale access to their networks.

In particular, we are working with the industry and the regulator in the US to encourage early completion of the regulator’s review of the Business Access market and to put remedies in place to address any dominance found.

Performance

In this section we discuss the financial performance of the group as well as the operating and financial performance of our customer-facing lines of business.

42	Group Finance Director’s introduction

43	Group financial performance
	43	Group results
	44	Overview
	44	Outlook
	44	Income statement
	47	Cash flow
	48	Net debt
	49	Taxation
	50	Capital expenditure
	50	Balance sheet
	51	Pensions
	52	Other information

53	Line of business performance
	53	BT Global Services
	55	BT Retail
	58	BT Wholesale
	60	Openreach

61	Our performance as a responsible and sustainable business

We assess and explain the performance of the group using a variety of alternative performance measures. These include underlying revenue and operating costs excluding transit, adjusted and reported EBITDA, adjusted earnings per share, normalised and reported free cash flow and net debt. These are not defined under IFRS and are therefore termed non-GAAP measures. Each of these measures is defined and discussed in more detail on pages 170 to 172.

We assess the performance of our customer-facing lines of business on an adjusted basis, being before specific items which are not allocated to the customer-facing lines of business. A definition of specific items is set out on page 170 and specific items for this year and the two prior years are disclosed in note 9 to the consolidated financial statements.

42	Performance

Group Finance Director’s introduction

“We have delivered a strong financial performance by focusing on efficiency. This has enabled us to make some key investments for the future.”

Our performance this year

Underlying revenue excluding transit was down 3%, reflecting regulatory headwinds and the challenging conditions in Europe and the financial services sector. However, it showed an improved trend in the second half of the year, which benefited from stronger performances in BT Global Services, BT Retail’s Business and Consumer divisions and in BT Wholesale.

We reduced our underlying operating costs excluding transit by 6% in the year. Some of this reflects the decline in revenue, but the majority is the result of our cost transformation activities. Over the last four years we have reduced our operating costs and capital expenditure before purchases of telecommunications licences by £4.7bn in aggregate.

But there is still much more to do, and plenty of opportunity. Through forensic analysis of our end-to-end processes across our lines of business, we can continue to improve our efficiency and reduce the cost of failure.

Adjusted EBITDA was £6.2bn, an increase of 2% and adjusted profit before tax was up 11% at £2.5bn. Adjusted EPS, at 26.6p, was up 12%.

We invested £2.4bn in capital expenditure which included the accelerated investment in our fibre rollout. This has now reached more than half the UK. Efficiencies within our capital investment programmes mean we are doing more for less. In addition we secured a 4G spectrum licence for £0.2bn, which will enable us to provide enhanced services and build on our existing strength in wi-fi.

We generated normalised free cash flow of £2.3bn in the year, in line with our expectations.

Outlook

We expect an improved trend in underlying revenue excluding transit next year.

We expect adjusted EBITDA to be £6.0bn-£6.1bn in 2013/14. The small decline compared with this year is despite underlying improvements in our business performance and is more than accounted for by our investment in BT Sport and the higher pension operating charge. The EBITDA performance in the first half of the year will be impacted by our upfront investment in BT Sport. We expect adjusted EBITDA to increase to £6.2bn-£6.3bn in 2014/15 and to grow further in 2015/16.

We expect higher levels of normalised free cash flow than previously, at around £2.3bn in 2013/14, around £2.6bn in 2014/15 and with further growth in 2015/16.

Tony Chanmugam

Group Finance Director

9 May 2013

Performance

43

Group financial performance

We have made good progress in a number of areas and delivered strong financial results for the year. The investments we have made will support our aim to drive profitable revenue growth.

Group results

Revenue
Year ended 31 March

£m
20,500
19,000
17,500
16,000
14,500
20,076
20,076
18,897
19,307
18,017
18,253
2011
2012
2013

	2012	2013
reported	6% ↓	5% ↓
adjusted[a]	4% ↓	5% ↓

EBITDA
Year ended 31 March

£m
6,200
5,800
5,400
5,000
4,600
5,557
5,886
5,891
6,064
5,829
6,181
2011
2012
2013

	2012	2013
reported	6% ↑	1% ↓
adjusted[a]	3% ↑	2% ↑

Profit before taxation
Year ended 31 March

£m
2,750
2,250
1,750
1,250
750
1,717
2,083
2,445
2,421
2,501
2,694
2011
2012
2013

	2012	2013
reported	42% ↑	2% ↑
adjusted[a]	16% ↑	11% ↑

Earnings per share
Year ended 31 March

pence
28
24
20
16
12
19.4
21.0
25.8
23.7
26.7
26.6
2011
2012
2013

	2012	2013
reported	33% ↑	3% ↑
adjusted[a]	13% ↑	12% ↑

Free cash flow
Year ended 31 March

£m
2,500
2,000
1,500
1,000
500
2,011
2,076
2,318
2,307
2,292
2,300
2011
2012
2013

	2012	2013
reported	£307m ↑	£26m ↓
normalised[b]	£231m ↑	£7m ↓

Net debt
At 31 March

£m
9,500
8,500
7,500
6,500
5,500
8,816
9,082
7,797
2011
2012
2013

2012	2013
£266m ↑	£1,285m ↓

Full year dividend

9.5p 14% ↑	8.3p 12% ↑	7.4p 7% ↑
2012/13	2011/12	2010/11

[a] Items presented as adjusted are stated before specific items. See page 170 for further details.

[b] See definition on page 171.

Performance

44	Performance

Overview

We operate in an environment characterised by changing customer expectations and developments in technology. The UK telecommunications sector is one of the most competitive markets in the world and there has been continued regulatory pressure to reduce the prices of some of our products. There has been an ongoing shift by customers towards interactive broadband, data and IP services as well as mobile. Fixed-line voice services, which have historically been high margin products, have been in decline. Large multinational customers want complex managed network services across their footprint and SMEs often want a single supplier for their communications needs.

We have responded to these external developments. Growing demand for broadband and data services has meant that we have been enhancing our product offering to meet future customer requirements. We make our networks and expertise available to other CPs, many of whom we compete with, to benefit from our economies of scale. We are also strengthening our position in the high-growth regions of the world. But the economic conditions and regulatory challenges have hampered our growth ambitions over recent years.

Our focus on improving customer service and efficiency has generated substantial cost savings, enabling us to grow our profits and cash flow despite the revenue pressures. We also started a group-wide restructuring programme in the second half of this year which will further improve our cost base and enhance customer service.

Our cost savings have allowed us to make strategically important investments for the future of BT, whether that be in rolling out our fibre broadband network, TV or in 4G spectrum. These are long-term investments which will help in achieving our aim to generate profitable revenue growth in the future.

Outlook

Our outlook is set out below.

	2013/14	2014/15	2015/16
Underlying revenue excluding transit[a]	Improved trend
Adjusted EBITDA[a]	£6.0-£6.1bn	£6.2-£6.3bn	Growth
Capital expenditure[b]	Broadly level with 2012/13	Broadly level with 2012/13
Normalised free cash flow[a]	c.£2.3bn	c.£2.6bn	Growth
Dividend per share	Up 10%-15%	Up 10%-15%
Share buyback programme	c.£300m	c.£300m

[a]	Underlying revenue excluding transit is defined on page 170. Adjusted EBITDA and normalised free cash flow are defined on page 171.
[b]	Before purchases of telecommunications licences.

Our normalised free cash flow outlook is above our previous expectations, reflecting the benefits of our restructuring programme and capital expenditure efficiencies. We expect our restructuring programme to reduce our cost base by around £200m per year with this run-rate largely achieved in 2014/15, contributing to an improvement in EBITDA and capital expenditure efficiency. We expect around £400m of further specific restructuring costs, most of which will be incurred in 2013/14.

Income statement

Summarised income statement

Year ended 31 March Before specific items	2013 £m	2012 £m	2011 £m
Revenue	18,253	19,307	20,076
Other operating income	392	387	373
Operating costs[a]	(12,464)	(13,630)	(14,563)
EBITDA	6,181	6,064	5,886
Depreciation and amortisation	(2,843)	(2,972)	(2,979)
Operating profit	3,338	3,092	2,907
Net finance expense	(653)	(681)	(845)
Associates and joint ventures	9	10	21
Profit before taxation	2,694	2,421	2,083
Taxation	(606)	(584)	(452)
Profit for the year	2,088	1,837	1,631

[a]	Excluding depreciation and amortisation.

Revenue

Underlying revenue excluding transit was down 3%, and showed an improved trend for the second half of the year compared with the first half.

The decline in underlying revenue excluding transit in the year reflects lower revenue from calls and lines, the tough conditions in Europe and the financial services sector and regulatory price reductions.

Calls and lines revenue was down 8% (2011/12: 9%). The continuing decline is due to customers switching from fixed-line calls to mobile, broadband, data and IP services.

These declines were partly offset by a 7% increase (2011/12: 7%) in broadband and convergence revenue. This was due to growth in our broadband base, particularly BT Infinity, and our Ethernet portfolio.

Adjusted revenue was down 5%, with transit revenue down by £293m (including mobile termination rate reductions of £187m), a £168m negative impact from foreign exchange movements and a £36m negative net impact from acquisitions and disposals. This compares with a 4% decline in 2011/12, principally due to a 9% reduction in calls and lines revenue and a 26% reduction in transit revenue.

A full breakdown of our revenue by major product and service category is provided in note 4 to the consolidated financial statements.

Operating costs

We reduced operating costs before depreciation and amortisation by £1,166m in the year by focusing on efficiency. In aggregate operating costs and capital expenditure (excluding purchases of telecommunications licences) have reduced by £4.7bn over the last four years despite greater investment in new areas of the business.

Underlying operating costs before depreciation and amortisation and excluding transit were down 6% (2011/12: 4%) reflecting the benefit of transforming our cost base and reduced cost of sales due to the decline in revenue. Our total operating costs before depreciation and amortisation and specific items were £12,464m, down 9% (2011/12: 6%). There are more details on our group-wide cost transformation programmes on page 13.

Performance	45

Labour costs, both direct and indirect, make up the largest category within our cost base. Net labour costs decreased by 4% (2011/12: broadly flat) to £4,626m, as improved productivity and better systems and processes offset our investment programmes, the recruitment of around 1,600 engineers and the insourcing of around 4,000 jobs. Leaver costs were £58m (2011/12: £97m).

Payments to telecommunications operators (POLOs) were down 15% (2011/12: 16%) reflecting lower mobile termination rates and reduced transit and wholesale call volumes. We spent 4% less on property and energy (2011/12: 7% less) as we drove better space utilisation but lower energy usage was more than offset by higher energy prices. Network operating and IT costs were down 7% (2011/12: 11%) as we rationalise our networks and systems. Other operating costs, which include cost of sales, marketing and transport costs, decreased by 11% (2011/12: 3%) due to the decline in revenue and the benefit of our cost transformation programmes.

A detailed breakdown of our operating costs is set out in note 6 to the consolidated financial statements.

EBITDA

Adjusted EBITDA increased by 2% (2011/12: 3%) to £6,181m, reflecting further progress in transforming our cost base.

Underlying EBITDA, which excludes a £10m negative impact from foreign exchange movements and an £11m negative net impact from acquisitions and disposals, also increased by 2% (2011/12: 3%).

An analysis of EBITDA by line of business is set out in note 4 to the consolidated financial statements. Commentary on line of business results is provided in the line of business performance section on page 53.

Depreciation and amortisation

Depreciation and amortisation of £2,843m decreased by 4% (2011/12: flat). This is due to more efficient delivery of our capital investment programmes over the last four years.

Net finance expense

Net finance expense before specific items of £653m decreased by £28m (2011/12: £164m) due to the lower average cost of net debt.

Year ended 31 March	2013 £m	2012 £m	2011 £m
Interest on borrowings	660	672	852
Capitalised interest	(5)	(9)	(6)
Fair value movements on derivatives	11	29	34
Total finance expense	666	692	880
Total finance income	(13)	(11)	(35)
Net finance expense	653	681	845
The table below provides an overview of average gross debt, investments and cash balances, net debt and the related weighted average interest rates over the past three years.
Year ended 31 March	2013 £m	2012 £m	2011 £m
Average gross debt	10,599	9,295	10,808
Weighted average interest rate on gross debt	6.1%	7.3%	7.8%
Average investments and cash balances	1,611	1,148	2,192
Weighted average interest rate on investments	0.5%	0.6%	0.6%
Average net debt	8,988	8,147	8,616
Weighted average interest rate on net debt	7.3%	8.3%	9.8%

Interest on our borrowings decreased by £12m (2011/12: £180m). Although the weighted average interest rate has reduced, its effect was largely offset by an increase in our average gross debt due to the £2bn pension deficit payment in March 2012. Fair value movements on derivatives include £5m (2011/12: £16m, 2010/11: £28m) of swap restructuring costs on certain derivatives. They also include £6m (2011/12: £13m, 2010/11: £6m) of fair value movements on derivatives not in a designated hedge relationship.

Finance income increased by £2m (2011/12: £24m decrease) mainly due to higher average cash and investment balances.

46	Performance

Reconciliation of net finance expense and net interest cash outflow

Net interest cash outflow of £692m (2011/12: £685m, 2010/11: £944m) is £39m higher (2011/12: £4m, 2010/11: £99m) than the net finance expense in the income statement. This is mostly due to certain interest cash outflows and inflows being spread over a number of years in the income statement.

Year ended 31 March	2013 £m	2012 £m	2011 £m
Net finance expense	653	681	845
Timing differences:
Derivative restructuring costs	16	(4)	(18)
Annual coupon payment on maturing bonds	15	–	73
Deferred income	8	8	38
Impact of fair value accounting	–	–	6
Net interest cash outflow	692	685	944

Earnings per share

Adjusted earnings per share increased by 12% to 26.6p principally reflecting the growth in profit before tax. Adjusted profit before tax was £2,694m, up 11% reflecting the higher EBITDA, lower depreciation and amortisation and lower net finance expense.

Adjusted earnings per share, which is defined on page 171, is one of our key performance indicators. It is an important measure of the overall profitability of our business, as detailed in Key performance indicators on page 4.

The graph below shows the drivers of the rise in adjusted earnings per share over the last two years.

Our earnings per share in future years will be impacted by share options maturing and share awards vesting under our employee share plans. See page 19 for more details.

Dividends

The Board is proposing a final dividend of 6.5p, up 14%. This gives a full year dividend of 9.5p, also up 14%, and compares with an increase in the full year dividend of 12% in 2011/12.

This will be paid, subject to shareholder approval, on 2 September 2013 to shareholders on the register on 9 August 2013.

Our future dividend expectations are set out in our Outlook on page 44.

Performance	47

Cash flow

Our cash generation is strong, with normalised free cash flow of £2.3bn and net debt of £7.8bn, down £1.3bn. The cash generation of our business has put us in a good liquidity and funding position.

Free cash flow

We measure our performance using normalised free cash flow. This is one of our three key performance indicators as detailed on page 4.

Normalised free cash flow, which is defined on page 171, is an important measure of our financial performance. It represents the cash we generate from our operations after capital expenditure and finance costs. It excludes the impact of specific items, purchases of telecommunications licences, pension deficit payments and the related cash tax benefits. This is consistent with how management measures our financial performance and gives us a meaningful way to analyse the free cash flow generated by the group.

We have set out a reconciliation from net cash inflow from operating activities, the most directly comparable IFRS measure, to normalised free cash flow, on page 172.

Summarised cash flow statement

Year ended 31 March	2013 £m	2012 £m	2011 £m
EBITDA	6,181	6,064	5,886
Capital expenditure[a]	(2,438)	(2,560)	(2,630)
Interest	(692)	(685)	(944)
Taxation[b]	(624)	(615)	(356)
Working capital movements	(81)	(3)	(11)
Other non-cash and non-current liabilities movements	(46)	106	131
Normalised free cash flow	2,300	2,307	2,076
Purchases of telecommunications licences	(202)	–	–
Cash tax benefit of pension deficit payments	560	215	147
Specific items	(366)	(204)	(212)
Reported free cash flow	2,292	2,318	2,011
Pension deficit payments	(325)	(2,000)	(1,030)
Dividends	(683)	(590)	(543)
Disposals and acquisitions	222	15	64
Share buyback programme	(302)	–	–
Proceeds from issue of own shares	109	21	8
Reduction (increase) in net debt from cash flows	1,313	(236)	510
Net debt at 1 April	(9,082)	(8,816)	(9,283)
Reduction (increase) in net debt from cash flows	1,313	(236)	510
Non-cash movements	(28)	(30)	(43)
Net debt at 31 March	(7,797)	(9,082)	(8,816)

[a]	Excluding purchases of telecommunications licences.
[b]	Excluding cash tax benefit of pension deficit payments.

We generated normalised free cash flow of £2,300m which was in line with our expectation for the year and level with the prior year.

Growth in our profits and efficiencies in our capital expenditure programmes helped generate strong cash flows although these improvements were largely offset by working capital movements, some of which reflected the timing of contract-related receipts and supplier payments.

Our cash generation and financial strength have enabled us to progress our financial objectives. We have reduced our net debt by £1,285m whilst supporting our pension fund, paying progressive dividends to our shareholders and making strategic investments for the future of our business. We have also spent £302m (2011/12 and 2010/11: £nil) on our share buyback programme to counteract the dilutive effect of our all-employee share option plans. Exercises of share options generated proceeds of £109m (2011/12: £21m, 2010/11: £8m).

The net cash outflow from specific items was £366m (2011/12: £204m, 2010/11: £212m) which principally comprised restructuring costs of £147m (2011/12: £120m, 2010/11: £165m), a £95m outflow following the regulatory decision on historic Ethernet pricing, cash payments of £67m from the ladder pricing decision relating to 2010/11 and 2011/12, and property rationalisation costs of £55m (2011/12: £68m, 2010/11: £47m).

Disposals and acquisitions included proceeds of £270m relating to the sale of our remaining interest in Tech Mahindra which were partially offset by a net £54m outflow, including £10m cash acquired, in relation to our acquisition of Tikit Group plc.

48	Performance

Capital management and funding policy

The objective of our capital management and funding policy is to reduce net debt while investing in the business, supporting the pension fund and paying progressive dividends.

To meet this objective we may issue or repay debt, issue new shares, repurchase shares or adjust the amount of dividends we pay to shareholders.

We manage the capital structure based on economic conditions and the risk characteristics of the group. The Board reviews the capital structure regularly. No changes were made to our objectives and processes during 2012/13 or 2011/12.

Our general funding policy is to raise and invest funds centrally to meet anticipated requirements using a combination of capital market bond issuance, commercial paper borrowing, committed borrowing facilities and investments. These financial instruments will mature at different stages in order to meet short, medium and long-term requirements.

Details of our treasury management policies are included in note 26 to the consolidated financial statements.

The major source of our cash inflow for 2012/13, 2011/12 and 2010/11 was the cash generated from our operations. We also issued short-term commercial paper and raised long-term debt in the capital markets. These, as well as committed bank facilities of £1.5bn, are expected to remain the key sources of liquidity for the foreseeable future. The committed borrowing facility is available until March 2016; none of it has been drawn down at 31 March 2013.

We expect to spend around £300m per year for the next two years on our share buyback programme, which will partly counteract the dilutive effect of all-employee share option plans maturing over this period. We will undertake the buyback through a combination of direct market purchases and purchases by our Employee Benefit Trust.

Net debt

Net debt was £7,797m at 31 March 2013, down £1,285m.

We intend to continue our policy of reducing net debt and are targeting a BBB+/Baa1 credit rating.

Our net debt calculation is based on the expected future undiscounted cash flows due to arise on the maturity of financial instruments. This is adjusted for the re-measurement of hedged risks under fair value hedges and the use of the effective interest method. Currency denominated balances are retranslated to Sterling at swap rates where hedged.

The movement in our net debt position in the year was as follows:

£m	At 1 April 2012	Cash flow	Fair value move- ments	Foreign exchange	Other	At 31 March 2013
Debt due within one year[a]	2,887	(1,488)	–	23	314	1,736
Debt due after one year	7,599	791	31	172	(316)	8,277
Impact of cross-currency swaps[b]	(228)	–	–	(189)	–	(417)
Removal of accrued interest and fair value adjustments[c]	(333)	–	(31)	–	19	(345)
Gross debt	9,925	(697)	–	6	17	9,251
Cash and cash equivalents	(331)	(597)	–	1	3	(924)
Current assets investments	(513)	(19)	–	–	1	(531)
Removal of accrued interest[c]	1	–	–	–	–	1
Net debt	9,082	(1,313)	–	7	21	7,797

[a]	Including accrued interest and bank overdrafts.
[b]	Retranslation of debt balances at swap rates where hedged by cross-currency swaps.
[c]	Removal of accrued interest applied to reflect the effective interest rate method and fair value adjustments.

The adjustment to retranslate our debt balances to Sterling at swap rates to reflect the impact of hedging increased by £189m in 2012/13, principally due to the strengthening in the year of both the Euro and US Dollar against Sterling. The adjustment to net debt to remove the impact of fair value hedge accounting and the use of the effective interest method increased by £12m in 2012/13, principally due to lower Sterling interest rates.

Performance	49

Debt maturity analysis

During 2012/13 the group repaid three significant term debt balances that matured in the year, totalling £1.7bn. In August 2012 we repaid a 6.375% bank loan, with a principal of £300m. In January 2013 a 5.15% US$850m bond and a 5.25% €1,000m bond (£512m and £842m respectively after the impact of hedging) also matured and so were repaid.

Gross debt, translated at swap rates, at 31 March 2013 is £9.3bn comprising term debt of £7.8bn, finance leases of £0.3bn, commercial paper of £0.8bn and other loans of £0.4bn. The maturity profile of our term debt and the applicable average coupon rate is shown in the graph on page 48. Debt due within one year of £1.7bn comprises term debt of £0.3bn, commercial paper of £0.8bn, other loans of £0.4bn and accrued interest of £0.2bn.

A detailed breakdown of our loans and other borrowings is provided in note 24 to the consolidated financial statements.

Credit risk management

Credit exposures arising from financial instruments transacted by the treasury operation and from the group’s trading-related receivables are continually reviewed. We take proactive steps to ensure that the impact of adverse market conditions on these financial instruments is minimised. Management within the lines of business actively reviews exposures arising from trading balances. In managing investments and derivative financial instruments, the treasury operation monitors the credit quality across treasury counterparties and actively manages exposures which arise.

Taxation

The effective corporation tax rate was 22.5% this year compared with 24.1% in 2011/12. This is close to the UK statutory rate of 24% (2011/12: 26%) and reflects the utilisation of tax losses and prior year adjustments.

This year we contributed £1.6bn of VAT (2011/12: £1.6bn) and £1.2bn of PAYE and NI (2011/12: £1.1bn) to the UK Exchequer, and we also contributed £0.4bn in our significant non-UK jurisdictions. This ranked us the eighth highest UK contributor, according to the Hundred Group Total Tax Contribution Survey for 2012.

Tax strategy

Our aim is to comply with relevant regulations. We try to structure our affairs in a tax efficient manner where this is a consequence of our operating activities and has underlying commercial substance, with the aim of supporting our capital or operational expenditure programmes and customer service initiatives. The Board sets the parameters which govern our approach and regularly reviews our tax strategy.

We operate in more than 170 countries and this comes with additional complexities in the taxation arena. The majority of our tax liabilities arise in the UK. In terms of our UK corporation tax position, all years up to 2010 are substantially agreed.

We have an open, honest and positive working relationship with HMRC and are committed to prompt full disclosure and transparency in all tax matters. We recognise that there may be areas of differing legal interpretations between ourselves and tax authorities. Where this occurs we will engage in proactive discussion to bring matters to as rapid a conclusion as possible.

Tax expense

Our total tax expense before specific items was £606m (2011/12: £584m, 2010/11: £452m).

Our effective tax rate on profit before taxation and specific items is slightly lower than the UK statutory rate. As shown below, this is due to the utilisation of non-UK losses and the impact of prior year adjustments being in excess of normal disallowable costs as well as other tax adjustments.

	2013	2012	2011
Year ended 31 March	£m	£m	£m
Profit before taxation and specific items	2,694	2,421	2,083

Tax at UK statutory rate of 24% (2011/12: 26%, 2010/11: 28%)	647	629	583

Non-UK losses utilised	(14)	(75)	(53)

Prior year adjustments	(57)	(74)	(36)

Non-deductible items	30	37	28

Other tax adjustments	–	67	(70)
Effective tax charge before specific items	606	584	452

Effective tax rate	22.5%	24.1%	21.7%

A reconciliation of reported profit before taxation to total tax expense is shown in note 10 to the consolidated financial statements.

The UK corporation tax rate changed from 26% to 24% on 1 April 2012 and from 24% to 23% on 1 April 2013. The Government has indicated that it intends to enact further reductions in the UK corporation tax rate to 21% to take effect from 1 April 2014 and to 20% from 1 April 2015. For 2013/14 we expect our effective tax rate to be around 23%.

Our UK corporation tax liabilities arising in the year were covered by a reallocation of overpayments made in prior years, following the tax deductible pension deficit payment made in March 2012 and the use of capital allowances that we had not previously claimed. We paid non-UK corporate income taxes of £63m (2011/12: £47m, 2010/11: £34m).

Tax losses

We have unrecognised tax losses of £21.4bn (2011/12: £21.2bn) of which £17.2bn are capital losses arising in the UK. More details are set out in note 10 to the consolidated financial statements.

The majority of the remaining losses of £4.2bn arose in our non-UK entities in prior periods. The timeframe in which we can use these losses to offset against future taxable profits, and our ability to do so, is determined by the locations of the subsidiaries in which the losses arose.

50	Performance

Capital expenditure

We are making significant investments in the future of our business. The efficiencies we have delivered in our capital programmes mean that our capital expenditure has reduced, even though we have accelerated our fibre rollout. We are doing more for less.

Our capital expenditure before purchases of telecommunications licences totalled £2,438m (2011/12: £2,594m, 2010/11: £2,590m). This is shown below.

Our capital expenditure this year reflects our continuing strategy to improve customer service and invest for the future of the business. Our investments included:

—	increasing the footprint of our fibre broadband network which now passes more than 15m homes and businesses, over half of UK premises
—	extending our WBC copper broadband network which now covers more than 90% of premises, with more than 5m active customers
—	providing additional capacity in support of our Ethernet portfolio for BT Wholesale and BT Global Services customers
—	migrating our customers onto next generation networks (both in the UK and overseas) while simplifying and decommissioning legacy platforms.

We also purchased a 4G licence in the UK for a cost of £202m. This will enable us to provide our business and consumer customers with an enhanced range of mobile broadband services, building on our existing strength in wi-fi.

Of the capital expenditure, £248m (2011/12: £235m) arose outside the UK. Capital expenditure contracted but not yet incurred totalled £355m at 31 March 2013 (2011/12: £433m).

Balance sheet

Summarised balance sheet

Our balance sheet primarily reflects the significant investments in infrastructure that are the foundations of our business, and our capital management and funding strategy with which we underpin that investment.

	2013	2012	Movement
At 31 March	£m	£m	£m

Property, plant & equipment, software and telecoms licences	15,934	16,121	(187)

Goodwill & other acquisition related intangible assets	1,477	1,394	83

Other non-current & current assets	1,586	1,538	48

Trade & other receivables	3,061	3,476	(415)

Investments, cash & cash equivalents	1,455	844	611

Loans & other borrowings	(10,013)	(10,486)	473

Trade & other payables	(5,521)	(5,962)	441

Other current & non-current liabilities	(1,859)	(1,787)	(72)

Provisions	(630)	(857)	227

Deferred tax liability	(1,209)	(1,100)	(109)

Pensions, net of deferred tax	(4,543)	(1,873)	(2,670)

Total (deficit) equity	(262)	1,308	(1,570)

The carrying value of property, plant & equipment, software and telecommunications licences reduced by £187m. This reflects the related depreciation and amortisation charge of £2,825m exceeding the capital expenditure of £2,438m and £202m for the purchases of telecommunications licences. Goodwill and other acquisition related intangible assets have increased by £83m, mainly relating to the acquisition of Tikit Group plc.

Other non-current and current assets increased by £48m, principally reflecting an increase in derivative financial instruments of £227m, partially offset by a decrease in current and deferred tax assets of £49m and by a £125m decrease in our investments in associates and joint ventures due to the disposal of Tech Mahindra. Deferred tax movements are shown in note 10 to the consolidated financial statements. Trade and other receivables and trade and other payables reduced by £415m and £441m, respectively, principally reflecting lower revenue and costs.

Investments, cash and cash equivalents and loans and other borrowings totalling £8,558m decreased by £1,084m, as shown on page 48.

Provisions reduced by £227m mainly due to the utilisation of regulatory provisions in the year. Pensions, net of deferred tax, increased by £2,670m to £4,543m, as explained in Pensions below.

The reduction in equity in 2012/13 is principally due to the recognition of actuarial losses on retirement benefit obligations, which more than offset the profit for the year. The deficit at 31 March 2013 does not impact the distributable reserves and dividend paying capacity of the parent company, BT Group plc, which had a profit and loss reserve of £9,667m at 31 March 2013.

Performance	51

Pensions

Overview

We provide retirement plans for employees. The largest of these plans is the BT Pension Scheme (BTPS), a defined benefit plan in the UK. Although closed to new members, the BTPS still has around 44,000 contributing members, 193,000 pensioners and 80,500 deferred members. The BT Retirement Saving Scheme (BTRSS) is the current arrangement for UK employees who joined the group after 1 April 2001. It has around 22,000 active members.

The BTPS and BTRSS are not controlled by the Board. The BTPS is managed by a separate and independent corporate trustee. The BTRSS is a contract-based, defined contribution arrangement provided by Standard Life under which members choose their own investments and receive benefits at retirement that are linked to the performance of those investments.

We maintain similar arrangements in most other countries with a focus on these being appropriate for the local market and culture.

More information on our pension arrangements and on funding and accounting valuations is given in note 19 to the consolidated financial statements. The funding of the BTPS is also discussed further under Our risks on page 25.

BTPS funding valuation and future funding obligations

The funding of our main defined benefit pension plan, the BTPS, is subject to legal agreement between BT and the Trustee of the BTPS which is determined at the conclusion of each triennial funding valuation. The most recent triennial funding valuation at 30 June 2011 and the associated recovery plan was agreed with the BTPS Trustee in May 2012.

Under this prudent funding basis, at 30 June 2011 the market value of the assets was £36.9bn and the funding deficit was £3.9bn. If the valuation had used our ‘median estimate’ approach, we estimate that the scheme had a surplus of £2.5bn at 30 June 2011. This approach reflects how investments might on average be expected to perform over time and the use of other assumptions with no allowance for prudence.

Under the recovery plan, we made deficit payments of £2.0bn in March 2012 and £325m in March 2013. The plan also includes payments of £325m in March 2014, followed by seven annual payments of £295m through to March 2021. Further details on the funding are included in note 19 to the consolidated financial statements. The next funding valuation is due to be carried out as at 30 June 2014.

IAS 19 accounting position

The accounting deficit, net of tax, has increased from £1.9bn to £4.5bn. The movements in the deficit are shown below.

Actuarial gains on plan assets reflect the strong investment returns in the year of around 12%, which was more than double the expected return, and BTPS plan assets reached a record high of £41.3bn.

Actuarial losses on plan liabilities have arisen primarily as a result of a lower discount rate assumption, driven by low real corporate bond yields, partly reflecting the impact of quantitative easing and higher expectations for future inflation. As a result the real discount rate, relative to RPI, is exceptionally low at 0.87%.

The International Accounting Standards Board has published a revision to IAS 19 which will be mandatory in 2013/14. Details of this and its impact are set out on page 115 of the consolidated financial statements.

52	Performance

Other information

Contractual obligations and commitments

A summary of our principal contractual financial obligations and commitments at 31 March 2013 is shown below. Further details on the items can be found in the notes to the consolidated financial statements. Details of our financial commitments and contingent liabilities are included in note 29 to the consolidated financial statements.

		Payments due by period
£m	Total	Less than 1 year		Between 1 and 3 years	Between 3 and 5 years	More than 5 years

Loans and other borrowings[a]	9,633	1,729	[b]	2,483	1,905	3,516

Finance lease obligations	272	7		24	23	218

Operating lease obligations	7,182	412		760	723	5,287

Capital commitments	355	342		13	–	–

Programme rights commitments	888	279		558	51	–

Pension deficit obligations	2,390	325		590	590	885

Total	20,720	3,094		4,428	3,292	9,906

[a]	Excludes fair value adjustments for hedged risks.
[b]	Includes £236m of accrued interest due within less than one year.

At 31 March 2013, our cash, cash equivalents and current asset investments were £1,455m. We also have an unused committed borrowing facility amounting to £1.5bn. These resources and our future cash generation are expected to allow us to settle our obligations as they fall due.

Off-balance sheet arrangements

Other than the financial commitments and contingent liabilities disclosed in note 29 to the consolidated financial statements, there are no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources.

Legal proceedings

We do not believe that there is any single current court action that would have a material adverse effect on our financial position or operations. During 2012/13 the aggregate volume and value of legal actions to which we are party remained broadly the same as at the end of 2011/12.

Performance	53

Line of business performance

BT Global Services

We further consolidated our position as a global leader in managed networked IT services. We have focused on improving customer service and made investments to extend our global capabilities. But we have more to do to improve our financial performance and have accelerated our cost transformation activities.

Operating performance

Our investments to support our customers and improve our services have resulted in contract wins around the world with an order intake of £6.3bn (2011/12: £6.7bn). This was lower than last year reflecting the tough conditions in Europe and the financial services sector.

Contracts we won in the year include:

Customer	Contract
British American Tobacco	Global wide area network infrastructure across nearly 1,000 sites in 119 countries, which means BAT can prioritise different types of traffic according to the needs of its business
Caixa Econômica Federal	Connecting more branches of the state- owned development bank in Brazil to support its expansion across the country
Cornwall Council and its health partners	Support services to the public, the integration of telehealth and telecare services and the creation of a Centre of Excellence supporting growth and trade across the UK
Department for Work and Pensions	Communication services and network, telephony, conferencing and contact centre infrastructure
European Commission	Network and consultancy services, including remote access, teleworking, and internet fallback to all major European Union institutions
Media-Saturn	Network services connecting around 750 sites of Europe’s largest consumer electronics retailer
Novartis	Adding new collaboration services and connecting more locations worldwide
Rolls-Royce

Network infrastructure in 55 sites to help enhance operational flexibility, encourage co-operation with suppliers, and improve efficiency; and BT Connect network services to link 160 locations globally

Tesco	Cloud-based contact centre services covering up to 1,800 agents to improve customer service at busiest times
Visa Europe	Managed solutions for payments processing and corporate services

54	Performance

Customer service delivery

We made improvements in customer service this year. Through our ‘Right First Time’ programme we have improved our ability to meet customer-agreed milestones for our complex contracts by 14%.

We gather feedback from our customers in lots of different ways: surveys; our global account management teams; and through events where we talk to our customers about our strategy and how they feel about working with us.

We use this feedback to identify further opportunities to improve our service and increase customer satisfaction. Customer experience and feedback are an important part of how we recognise and reward our people.

This year we:

—	rolled out better systems and industry standard processes
—	consolidated and invested in regional service centres to serve our global customers better
—	improved our customer portals to speed up and simplify online ordering
—	invested in customer experience dashboards to give account managers better insight
—	improved our proactive service diagnostics to help us anticipate and prevent customer service issues.

 Our customers can use our products and services to reduce their impact on the environment. For example, we are helping Greater Manchester Police to reduce its carbon footprint through a flexible working solution that decreases the office space it requires.

 We are also becoming a greener business ourselves. Our Frankfurt data centre is 60% more energy efficient than the average, thanks to intelligent climate control.

 In all the societies where we do business, we try to make a positive difference. In Brazil, for example, we are helping Caixa Econômica Federal to bring banking services to people living in remote places.

Cost transformation

We reduced our net operating costs by 9%, reflecting the impact of lower revenue and our cost transformation programmes. We made savings in our network, procurement and processes.

—	Network. We have closed legacy platforms and migrated customers to new and improved services. We have reviewed end-to-end processes for managing overseas access circuits to lower cost of delivery. We are optimising our network, adding new points of presence in key locations to reduce third-party network costs
—	Procurement. We have negotiated better commercial terms with many suppliers to cut contract delivery costs. We are working with suppliers to leverage best practice and improve pricing across some of our major contracts
—	Processes. We are transforming our end-to-end customer service processes. By moving contract management back-office functions into shared service centres, we are boosting efficiency, cutting costs and improving customer service.

Investing for the future

We continued to invest in the high-growth regions. For example, we opened a GIPX hub in Singapore for the Asia Pacific region, a customer showcase in Argentina, and a data centre in Colombia.

We have further developed our industry-specific solutions. We added a new cloud platform for financial markets to our BT Radianz network, and connected new customers in Hong Kong, Moscow, Singapore and the UAE to the BT Radianz community. We introduced a new cloud solution to BT Trace, giving customers more insight into their supply chains in near real-time. In the UK, we became a leading supplier to the UK Government’s Public Services Network (PSN).

We have improved our core products and services, launching new features and upgrades. For example, we introduced BT Assure Analytics which shows security threats in real-time. Our new BT One Voice smartphone app cuts mobile costs for people who travel around the world. And our BT One Cloud Video now offers HD video conferencing with 25,000 points of access.

We have invested in our BT Advise team of consultants by launching the BT Advise Academy to make sure our training and accreditation is consistent across the world. We have brought in new tools, like QuickStarts and eValuators, which let our customers assess the opportunities and risks within their business and come up with network IT services strategies to address them.

London 2012 – the most connected Olympic and Paralympic Games ever

BT was the official communications services partner for London 2012. We connected 94 locations (including 34 competition venues) with a single communications network. Our London 2012 network carried every official photograph and sports report – and millions of calls, emails, texts and tweets.

It also carried all the broadcast pictures and video for every single sporting moment outside the Olympic Park. We provided 80,000 access points – connecting 16,500 telephones, 14,000 mobiles, 14,000 cable TV outlets and 1,500 wireless access points. To do all this, we had to install several thousand kilometres of internal cabling, the equivalent of more than 100 marathons.

Our single, integrated communications network was a first for a summer Games. We achieved a critical core network service availability of 99.999%. It was the best possible showcase on a global stage of our ability to manage and deliver large and complex projects.

Performance	55

Financial performance

	2013		2012		2011
Year ended 31 March	£m		£m		£m
Revenue	7,166		7,809		8,059

Underlying revenue excluding transit	(6%	)	(1%	)	(4%	)

Net operating costs[a]	6,540		7,182		7,466
EBITDA	626		627		593

Depreciation and amortisation	623		712		734
Operating profit (loss)	3		(85)		(141)
Capital expenditure	525		560		498

Operating cash flow	6		183		119
[a]	Net of other operating income.

Underlying revenue excluding transit decreased by 6% (2011/12: 1%) reflecting the tough conditions in Europe and the financial services sector. Revenue decreased by 8% (2011/12: 3%) including a £151m negative impact from foreign exchange movements, a £43m impact from disposals and a £16m decline in transit revenue.

Revenue from managed networked IT services decreased by 10% (2011/12: 1%). Whilst we increased our market share in Asia Pacific, Latin America, Turkey, the Middle East and Africa, this was more than offset by the impact of the tough European economic conditions, foreign exchange movements and disposals. Calls and lines revenue decreased by 10% (2011/12: 9%) reflecting the continued trend of customers migrating to alternative IP-based services. Transit revenue decreased by 7% (2011/12: 27%) largely due to the impact of mobile termination rate reductions in Europe.

Underlying net operating costs excluding transit costs decreased by 7% (2011/12: 1%) reflecting the impact of lower revenue and our cost transformation programmes. Net operating costs decreased by 9% (2011/12: 4%).

EBITDA was flat (2011/12: 6% increase) and increased by 4% (2011/12: 7%) excluding foreign exchange movements and disposals. Depreciation and amortisation decreased by 13% (2011/12: 3%) as a result of lower capital expenditure in recent years. Operating profit increased by £88m (2011/12: £56m) resulting in a positive operating profit for the first time in five years.

Capital expenditure decreased by 6% (2011/12: 12% increase). EBITDA less capital expenditure increased by £34m to £101m compared with a £28m decrease to £67m in 2011/12.

Operating cashflow was an inflow of £6m (2011/12: £183m, 2010/11: £119m). As expected this was lower than the prior year reflecting the phasing of working capital.

BT Retail

Despite the challenge of highly competitive markets, we have increased our profits for the eighth year running. By simplifying, standardising and automating our processes, we have cut costs. We have grown our broadband market share and our fibre customer base. We have made good progress on TV, launching YouView from BT and securing great content for BT Sport. BT Business improved its revenue trend with good growth in IT services.

[a]	DSL and fibre, excluding cable.

Operating performance

BT Consumer

Consumers want to buy bundles of services. So to attract new customers and keep hold of existing ones, we have continued to focus on selling dual play (calls and broadband) and triple play (calls, broadband and TV) bundles.

Around 99% of our new broadband sales are now bundles and 82% of our retail broadband customers take a bundle of services.

The market is tough with some of our competitors offering big incentives to customers to switch to their products or services. We have therefore continued to lose consumer lines. Net active line losses have risen 4% but net total line losses have declined by 19%.

Our targeted promotions, seasonal deals and the improvement in our bundled propositions are helping us fight back. We have also launched new features like BT SmartTalk, BT Cloud and our new home phone with call blocking.

Plusnet performed well with good broadband and voice customer additions.

56	Performance

We won 424,000 net additional retail broadband customers. That represents 51% of the DSL and fibre broadband market net additions and takes our retail customer base to around 6.7m, up 7%. Our net additions declined compared with the prior year largely due to slower market growth.

We have made a big push to promote BT Infinity. We now have around 1.3m retail fibre customers, including business customers (31 March 2012: 0.5m). Overall, 19% of our broadband customers are now on fibre.

 On top of encouraging people to take up broadband we have launched initiatives to help people use the web safely. We are running a pilot project in schools where BT volunteers offer parents practical advice on how to keep their families safe online.

We launched Vision 2.0, YouView from BT and Extra TV. We had 810,000 customers on our TV service at 31 March 2013, up 15%.

Our consumer ARPU has increased to £365 (2011/12: £343). This is largely driven by broadband sales – especially fibre.

BT Business

The decline in the fixed-voice market continued to impact our calls and lines business. Despite this, net line losses have improved slightly with a decrease of 2% in the year.

Our call volumes have continued to decline due to the lower number of lines, but call minutes per line have declined much more slowly. Call revenue has been impacted by customers choosing our newer packages with attractive tariffs and buying prepaid call bundles.

Broadband performed well, boosted by strong sales of BT Infinity for business thanks to targeted advertising campaigns.

We have launched a range of new mobile handsets and tablets this year and continued to gain mobile subscribers.

In 2011/12 we decided to withdraw from low-margin IT hardware trade sales. This meant that in the first half of this year, our IT services revenue trend was impacted by lower hardware sales in BT Business Direct. However, good growth in BT iNet and BT Engage IT meant that IT services grew by 2% overall for the year, or 9% excluding low-margin IT hardware trade sales.

BT Engage IT launched BT Managed Compute – a fully-managed infrastructure-as-a-service cloud solution. It provides customers with a scalable, flexible path to migrate to cloud services. We won a deal with Anchor (a provider of housing and care for older people), our first big customer for this service.

BT iNet has focused on improving its most profitable areas. For example, we have invested in a Converged Infrastructure Practice to expand our data centre skills and capabilities.

BT Ireland

Despite the challenging economy, we have seen good growth in government and business contracts in the Republic of Ireland. We signed a wholesale deal to provide BSkyB with managed voice and broadband services to support their launch in the Republic of Ireland. We were also selected as the NI Direct strategic partner to develop and improve access to Northern Ireland government services.

Our fibre rollout in Northern Ireland has reached over 90% coverage with 52% of our consumer broadband customers now taking fibre-based services.

Performance	57

BT Enterprises

For BT Conferencing, the US market has been particularly tough, but our expansion into Latin America and Asia Pacific has gone well. We have achieved major wins in all regions, including Reckitt Benckiser, Message Stick and a major international bank. We have signed a partnership with Dolby to develop new services using innovative technology that makes audio conference calls feel more like face-to-face meetings.

In June 2012 we combined all our wi-fi activities into one identity: BT Wi-fi. We have won a number of major deals, including contracts with Barclays bank and Game (a videogames retailer) for in-branch and in-store wi-fi. Wi-fi minutes trebled for the year and reached 4.7bn minutes in the fourth quarter and over 13bn minutes for the year.

BT Redcare grew its ATM machines communications business by 50%, thanks to a contract with a major bank for 4,300 sites. We have invested in new fibre sensing technology, expanded our Fire and Security business in Northern Ireland and the Republic of Ireland, and launched broadband-based public CCTV.

The ‘Adopt a Kiosk’ programme in BT Payphones has helped us save on removal costs, as well as letting local communities use their much-loved red kiosk in a number of different ways.

In BT Expedite & Fresca, we have finished rolling out self-checkouts for WH Smith and a cloud-based store solution for Fat Face. We have also won an e-commerce contract with Claire’s, a new customer.

We are building a pipeline of propositions to integrate BT Tikit’s capabilities with our core portfolio.

Customer service delivery

The year started well with a good performance on customer service delivery in the first quarter. But this was followed by some of the wettest weather on record in the UK which affected our lead times on provisioning and repairs for much of the year.

We have invested in making things simpler for our customers. For example, streamlining our processes to save them time and cut down the number of times they need to deal with us. Our ‘Net Easy’ score (which tracks how easy it is for customers to get issues fixed), has increased by two percentage points.

We are helping customers to help themselves more – through improved capabilities on bt.com, a desktop help app and our automated self-help functions when they call us. We now handle 75% of all service contact over self-service channels.

Customer service in BT Business has improved further. Complaints are down 24%. We have achieved this by fixing things before customers get in touch and by focusing on getting things right first time.

We have also managed to cut cancelled orders by 35% and unnecessary visits to customers by 16,000.

 The 75th anniversary of the 999 service has helped to showcase our long history of managing high-volume call centres. Of the 31m 999 calls received by BT operators each year, 98% are answered within five seconds.

Cost transformation

We made good progress on reducing our costs, benefiting from our actions last year, and from new ones this year.

Net operating costs decreased by 5% (2011/12: 6%) reflecting our cost transformation initiatives, partly offset by additional costs associated with the improved revenue trend, and our investment in BT Sport.

We have generated savings in each of our main divisions from these initiatives. We have redesigned processes to reduce labour and failure costs. We have renegotiated supplier contracts. We have also reduced the levels of bad debt.

Investing for the future

BT Retail’s biggest investments this year have been in TV.

We will launch our BT Sport channels in summer 2013. These will offer premium content at great value. In football, we have secured the broadcast rights to 38 live games in the Premier League – plus Italy’s Serie A, Ligue 1 in France, MLS in the US and Brasileiro in Brazil. We have won rights for Premiership rugby, the Women’s Tennis Association and Moto GP.

We have agreed to buy ESPN’s UK and Ireland TV channels business (including the ESPN and ESPN America channels), with rights to the FA Cup, UEFA Europa League, Scottish Premier League and other live sports.

We have hired some of the UK’s top sports presenters – Jake Humphrey, Clare Balding, Lawrence Dallaglio and Rio Ferdinand – and we have secured our own prime production space in the former Olympic Park.

In the business market we have invested in building our conferencing service overseas, specialist IT services (like BT Tikit) and cloud services.

The 2.6GHz spectrum licence we acquired will enable us to provide businesses and consumers with enhanced 4G mobile broadband services, building on our existing strength in wi-fi.

58	Performance

Financial performance

	2013	2012	2011
Year ended 31 March	£m	£m	£m
Revenue	7,228	7,393	7,700

Net operating costs[a]	5,293	5,563	5,916
EBITDA	1,935	1,830	1,784

Depreciation and amortisation	390	410	443
Operating profit	1,545	1,420	1,341
Capital expenditure	375	434	434

Operating cash flow	1,508	1,362	1,382

[a]	Net of other operating income.

Revenue decreased by 2% (2011/12: 4%) with declines in calls and lines partly offset by growth in IT services and broadband.

BT consumer revenue declined by 2% (2011/12: 5%). The reduced rate of decline was driven by growth in our broadband base, growth in Plusnet and a lower rate of decline in calls and lines revenue.

BT Business revenue declined by 3% (2011/12: 5%). The reduced rate of decline was due to growth in IT services and a slower decline in voice revenue.

BT Enterprises underlying revenue declined by 1% (2011/12: 1% increase). Growth in BT Expedite, BT Conferencing and BT Wi-fi were more than offset by declines in BT Directories, BT Payphones and BT Redcare.

BT Ireland underlying revenue increased by 4% (2011/12: flat) with growth in both Northern Ireland and the Republic of Ireland.

EBITDA increased by 6% (2011/12: 3%) and with depreciation and amortisation decreasing by 5% (2011/12: 7%) due to the lower level of capital expenditure in recent years, operating profit increased by 9% (2011/12: 6%).

Capital expenditure was down 14% (2011/12: flat). Operating cash flow increased by 11% (2011/12: 1% decrease) reflecting the growth in EBITDA and lower capital expenditure.

BT Wholesale

Customers switching from wholesale broadband to LLU, the shift to IP services and regulation were our biggest challenges this year. Despite this, a combination of managed service re-signs and growth in Ethernet and IP Exchange drove an improved trend in underlying revenue excluding transit during the year. Hard work on costs delivered an improved EBITDA trend as well.

Operating performance

Our Mobile Ethernet Access Service (MEAS) is now available at around 15,000 mobile base station sites, an increase of around 2,000 in the year.

IP Exchange has more than 150 customers in the UK alone and is growing fast. BT Wholesale and BT Global Services together generated more than £100m of IP Exchange revenue this year. Total voice minutes reached 7.75bn, a 90% increase in the year.

We have also seen strong demand for Ethernet with the number of circuits installed growing by 63%.

During the year, we signed contracts with a total order value of over £2bn, more than double the intake of around £750m achieved in the prior year.

Performance	59

Contracts won include:

Customer	Contract
Telefonica UK

A 10-year contract to support the introduction of 4G services to its O2 customers. Provision of a sizeable increase in backhaul capacity to new and existing sites, and also a dedicated high capacity transmission network

BSkyB	A new five-year contract to continue to provide wholesale voice services for BSkyB off-network fixed-line customers
MBNL	An increase in the scope of our MEAS contract to provide more backhaul capacity at key base stations across the UK

Customer service delivery

More reliable next generation broadband services led to a 9% reduction in broadband faults reported in the year. We are also better at fixing reported faults, with our diagnostic tools automatically fixing 79% in the fourth quarter of 2012/13, up from 67% in the same period of the prior year. This gave our advisors more time to focus on providing better customer service, for example by sorting out problems before they affected end-users. We also improved our broadband order handling, with our systems automatically processing half a million orders, and we achieved an 84% efficiency improvement in our Ethernet order handling.

We introduced a digital content exchange service in London and Manchester. Through our International Media Centre at the BT Tower, we broadcast the TV content for the London 2012 Olympic and Paralympic Games across the world.

Cost transformation

Net operating costs reduced by 11% (2011/12: 6%) or by 1% excluding transit costs (2011/12: 3% increase). This was achieved by reducing labour costs, which fell by 15% (2011/12: 8%), lower third-party costs and rationalising our networks. These reductions have been partially offset by higher cost of sales due to the change in product mix.

Investing for the future

This year we invested both in creating new products and services and in improving the resilience and footprint of our existing growth products. Our key investments included:

—	a new suite of hosted communications services for launch in 2013/14
—	new solutions based on small cell technology for mobile operators to boost their coverage
—	extending our national broadband, Ethernet and MEAS footprints
—	new management information and routing systems to support growth in international voice calls
—	a new online portal that will offer better tools for pricing, ordering and support.

We also invested in our customer service operations, to help cut costs and make it easier for customers to do business with us.

We will continue with this investment strategy in 2013/14.

Financial performance

	2013		2012		2011
Year ended 31 March	£m		£m		£m
Revenue	3,588		3,923		4,201

Underlying revenue excluding transit	(2%	)	(2%	)	(3%	)

Net operating costs[a]	2,420		2,715		2,885
EBITDA	1,168		1,208		1,316

Depreciation and amortisation	593		604		619
Operating profit	575		604		697
Capital expenditure	233		336		329

Operating cash flow	896		800		911

[a]	Net of other operating income.

Underlying revenue excluding transit declined by 2% (2011/12: 2%), or by 1% excluding ladder pricinga, with growth in managed network services, Ethernet and IP Exchange offset by the ongoing migration of broadband lines to LLU and by declines in other traditional services.

Total revenue declined by 9% (2011/12: 7%), or 7% excluding ladder pricing, mainly due to a £277m (2011/12: £224m) reduction in transit revenue including mobile termination rate reductions of £132m and lower volumes. Revenue from MNS contracts continued to grow and accounted for 32% of external revenue in the year, up from 27% in the prior year.

EBITDA decreased by 3% (2011/12: 8%), or 1% excluding ladder pricing. Depreciation and amortisation reduced by 2% (2011/12: 2%) and operating profit declined by 5% (2011/12: 13%), but was flat (2011/12: 14% decrease) excluding ladder pricing.

Capital expenditure decreased by 31% (2011/12: 2% increase) primarily due to lower spend on Ethernet as a result of improvements in capacity management and lower spend on our WBC copper broadband product which is now in exchanges serving more than 90% of UK premises. Operating cash flow increased by 12% (2011/12: 12% decrease) principally due to the reduction in capital expenditure.

[a]	For a definition of ladder pricing, see page 195. For more details on ladder pricing, see page 39.

60	Performance

Openreach

We have now increased fibre broadband coverage to more than 15m premises and achieved 873,000 net connections in the year. Our physical line base grew by 54,000. But our service performance was not good enough, affected by the poor weather conditions.

Operating performance

We brought fibre broadband to a further 6.2m homes and businesses in the year, equivalent to around 120,000 per week.

Take-up is growing strongly, with more than 1.5m homes and businesses now connected.

We won 19 Broadband Delivery UK (BDUK) bids to deploy fibre broadband in areas outside our commercial fibre broadband footprint. In December 2012 we connected the first BDUK customers in North Yorkshire, less than six months after signing the contract.

There are 17.6m broadband users on our network, an increase of 834,000 in the year.

Demand for our Ethernet services continues to grow – the number of Ethernet circuits rose by 15%. This growth reflects higher demand for connections for CPs’ business customers as well as CPs requiring greater speeds and capacity within their own networks.

Lastly, despite the problems caused by the poor weather, we still managed to grow our physical line base by 54,000 in the year.

Customer service delivery

Our service delivery was strong in the first quarter but deteriorated for the next two quarters following some of the wettest weather on record. This meant we had to spend more time than expected on repair work. There were more faults to fix and it took longer to put them right. This additional work stopped us from delivering new services as quickly as we had planned.

To meet higher levels of demand and improve customer service, we recruited around 1,600 new engineers. We also made a big investment in the tools used by our engineers, making them more productive.

Thanks to these changes, we were able to carry out 8% more engineer visits in the second half of the year than in the second half of 2011/12. This meant that by February 2013, our provision lead times were back at the levels we have committed to.

Cost transformation

Net operating costs decreased by 3% (2011/12: 1% increase) despite the additional engineering resource we took on which increased our labour costs.

We achieved this reduction through efficiency improvements, for example in our back-office functions and call centres. We also improved the productivity of our field engineers by reducing the number of administrative tasks they have to do and by making better use of their time.

Investing for the future

On top of investing in our fibre broadband rollout we spent around £190m on our copper network to improve performance and enhance resilience.

We upgraded the IT systems that support our interactions with customers and our internal processes. We also added more hoists to our fleet to support heavy-duty engineering work.

Financial performance

	2013	2012	2011
Year ended 31 March	£m	£m	£m
External revenue	1,747	1,623	1,504

Internal revenue	3,320	3,513	3,426
Revenue	5,067	5,136	4,930

Net operating costs[a]	2,753	2,837	2,798
EBITDA	2,314	2,299	2,132

Depreciation and amortisation	972	939	877
Operating profit	1,342	1,360	1,255
Capital expenditure	1,144	1,075	1,087

Operating cash flow	1,147	1,195	1,078

[a]	Net of other operating income.

External revenue increased by 8% (2011/12: 8%), while internal revenue decreased by 5% (2011/12: 3% increase), bringing total revenue down by 1% (2011/12: 4% increase).

The revenue decline was due to regulation-driven price changes, impacting revenue and EBITDA by around £180m, representing 4% of total revenue and 8% of total EBITDA. This was partially offset by revenue growth from Ethernet, LLU and fibre broadband.

EBITDA increased by 1% (2011/12: 8%), with the decline in revenue offset by a 3% reduction in net operating costs (2011/12: 1% increase).

Depreciation and amortisation increased by 4% (2011/12: 7%) reflecting the accelerated investment in fibre broadband, which also led to capital expenditure increasing by 6% (2011/12: 1% decrease). Operating profit decreased by 1% (2011/12: 8% increase).

Operating cash flow decreased by 4% (2011/12: 11% increase) primarily due to the higher capital expenditure and timing of debtor receipts.

Performance	61

Our performance as a responsible and sustainable business

We are a company that does business responsibly and sustainably. We track our sustainability performance using seven indicators. We made progress against five of these but failed to meet our customer service and sickness absence targets. Read more on page 13 for RFT and page 19 for sickness absence.

To find out more, take a look at our Better Future report at www.bt.com/betterfuture

[a]	CO2e emissions figures restated based on 2012 DEFRA reporting guidelines.

Governance

In this Report of the Directors we set out who sits on the Board, our governance structure and how it operates, and our areas of focus in the year.

64	Chairman’s governance report

65	Board of Directors

67	How we govern the company
	67	Role of the Board

71	Reports of the Board Committees
	71	Audit & Risk Committee Chairman’s report
	73	Nominating & Governance Committee Chairman’s report
	75	BT Pensions Committee Chair’s report
	76	Committee for Sustainable and Responsible Business Chairman’s report
	77	Report on Directors’ Remuneration

93	Directors’ information

94	General information

97	Shareholders and Annual General Meeting

Corporate governance statement

We are committed to operating in accordance with best practice in business integrity and ethics and maintaining the highest standards of financial reporting and corporate governance. The directors consider that BT has, throughout the year, complied with the provisions of the UK Corporate Governance Code (the Code) as currently in effect and applied the main principles of the Code as described on pages 63 to 97 of this Report of the Directors.

The Code and associated guidance is available on the Financial Reporting Council website at www.frc.org.uk

The directors submit their report and the audited financial statements of the company, BT Group plc, and the group, which includes its subsidiary undertakings, for 2012/13. BT Group plc is the listed holding company for the BT group of companies: its shares are listed on the London Stock Exchange, and on the New York Stock Exchange in the form of American Depositary Shares.

The Strategy, Business and Performance sections on pages 11 to 61 and Governance on pages 63 to 97 form the Report of the Directors.

We present the audited financial statements on pages 102 to 162 and 167.

64	Governance

Chairman’s governance report

“I am personally committed to ensuring that our Board is strong, working effectively and able to respond to the opportunities and challenges we face.”

As a Board, we provide strong leadership in setting standards and values for our company. We keep our corporate governance framework under continual review and our Board committees play a vital role in ensuring its effectiveness. Our governance structure is shown in the diagram below. Each committee chair has provided a report on the committee’s role and what it has done during the year. You can read about this on pages 71 to 92. As a Board we have focused on a range of matters from our future strategy for TV, mobility and wireless, BT Global Services, a review of cyber defence and the development of our Better Future strategy, together with a regular review of the key risks to our business.

I continue to keep the membership of our Board under review, looking for exceptional candidates to join us and ensuring we have the right mix of skills, experience and background. Currently 30% of our Board members are women, and our aim is to continue to have at least 25% female representation.

We promote an inclusive working environment throughout our company and we aim to mirror the diversity, in its widest sense, of the societies in which we operate. At 31 March 2013, 21% of our people were women, in a sector that has traditionally been male dominated.

At our executive and senior management level 20% are women, a proportion which we are aiming to increase.

We continue to engage in the wider governance debate and consultation exercises that have taken place during the year. We have responded to the Department of Business, Innovation and Skills on the future of narrative reporting and executive pay disclosures as well as participating in a Financial Reporting Lab project issued by the Financial Reporting Council.

Sir Michael Rake

Chairman

9 May 2013

Our governance structure

The Board has ultimate responsibility for the management of the group, and has structured its committees as set out below.

The Equality of Access Board (EAB) monitors, reports and advises BT on its compliance with the Undertakings given by BT to Ofcom (the Undertakings). The EAB reports regularly to the Board and publishes an annual report to Ofcom. You can find full details of the committee members and its remit in the EAB report at www.bt.com/eab.

Governance	65

Board of Directors

Chairman

Appointed to the Board as Chairman in September 2007. A British national, age 65.

Skills and experience

Sir Michael has financial, risk, and international business and professional services expertise gained during his time as chairman of KPMG International from 2002 to 2007. He previously held other roles in KPMG from 1974. A Chartered Accountant, he was knighted in 2007 for his services to the accountancy profession.

Other appointments include

Deputy chairman of Barclays and a non-executive director of McGraw-Hill. Sir Michael is vice-president of the RNIB, a member of the board of the Transatlantic Business Council, and is also to be appointed President of the Confederation of British Industry in June 2013.

Chief Executive

Appointed as Chief Executive in June 2008 and on the Board since 2002. A British national, age 48.

Skills and experience

Ian has financial, risk, operational, sales and marketing and international business experience. He was formerly CEO, BT Retail and prior to that, Group Finance Director. He joined Dixons Group in 1991 after working for 3i and Bank of America International. His positions at Dixons spanned operational and financial roles in the UK and overseas. He is a Chartered Accountant.

Other appointments include

Non-executive director and chairman of the audit committee of Celtic.

Group Finance Director

Appointed to the Board as Group Finance Director in December 2008. A British national, age 59.

Skills and experience

Tony has experience in finance, risk and the management and delivery of large contracts. He was formerly CFO, BT Retail, and Managing Director, BT Enterprises and, from 1997 to 2004, he was CFO and then Chief Operating Officer of BT Global Solutions. He qualified as a Chartered Management Accountant.

Other appointments

None outside BT.

CEO, BT Retail

Appointed to the Board as CEO, BT Retail in June 2008. A British national, age 45.

Skills and experience

Gavin has experience in sales, marketing and operations. He was formerly Managing Director, Consumer Division, BT Retail and before joining BT was managing director of the consumer division of Telewest. Prior to this, he spent nine years at Procter and Gamble, rising to become European marketing director.

Other appointments include

Non-executive director of British Airways.

66	Governance

Non-executive director

Appointed to the Board in July 2009. A British national, age 57.

Skills and experience

Tony brings international business expertise in addition to financial, operational, sales and marketing experience. From 1999 to 2003 Tony was chief executive of BSkyB. He has also held a number of senior executive positions in broadcasting and telecoms businesses in the UK, US and Continental Europe.

Other appointments include

Chairman of the supervisory board of Kabel Deutschland, and on the board of the Spanish cable company ONO.

Non-executive director

Appointed to the Board in March 2008 and became Senior Independent Director in July 2009. A British and Australian dual national, age 64.

Skills and experience

Patricia brings experience of running large complex organisations, government affairs, public policy and international business. Patricia stepped down as an MP at the 2010 election. She was Secretary of State for Health from 2005 to 2007, and Trade and Industry and Cabinet Minister for Women from 2001 to 2005.

Other appointments include

Independent director of Groupe Eurotunnel SA and chair of the UK India Business Council and Katha Children’s Trust.

Non-executive director

Appointed to the Board in February 2006. A British national, age 55.

Skills and experience

Phil has experience in the financial sector as well as risk, control, governance and sustainable business. Phil’s previous roles included group finance director of HBOS, chairman of Insight Investment and Clerical Medical and chief executive of Zurich Life and Eagle Star Life.

Other appointments include

Non-executive director of Friends Life Group, Business in the Community and Travelex. Also a trustee of Action Medical Research and BBC Children in Need.

Non-executive director

Appointed to the Board in November 2011. A US national, age 50.

Skills and experience

With a 25 year career in the technology and software industry, Karen brings experience in technology to the Board. Karen was previously a board member of i2Group and from 1998 to 2005 Karen was with the NASDAQ- listed software company Epiphany Inc, latterly as chief executive officer.

Other appointments include

Director of Convercent, and an advisory board member of the Mita Institute and at Stanford University.

Non-executive director

Appointed to the Board in January 2011. A British national, age 55.

Skills and experience Nick brings experience in finance, risk, control, governance and international business expertise. He was chief financial officer of Diageo prior to his retirement in December 2010, having joined the board in 1999.

Other appointments include

Chairman of Williams Grand Prix Holdings, senior independent director of BAE Systems, and chairman of Edwards Group.

Non-executive director

Appointed to the Board in January 2011. A British and Swiss dual national, age 49.

Skills and experience

Jasmine has experience in UK and global businesses and corporate social responsibility and sustainable business. She was appointed chief executive of Save the Children International in 2010, having joined Save the Children in 2005.

Other appointments include

Governor of Dragon School Trust.

Dan Fitz

Company Secretary

Dan is the Group General Counsel and Company Secretary of BT Group plc. He joined BT in April 2010 as its Group General Counsel and was appointed Company Secretary in November 2012. Dan previously spent six years at Misys plc and twelve years at Cable & Wireless plc. Age 53.

Governance	67

How we govern the company

Role of the Board

Who we are

You can read about the Board of Directors, who they are, and the skills and experience they each bring to the Board on pages 65 and 66. The Board comprised a majority of independent non-executive directors throughout the year.

Director election and re-election

We will propose all directors for re-election this year. We include in the Report on Directors’ Remuneration details of all directors’ contracts/ letters of appointment.

The Board viewed the Chairman as independent at the time of his appointment. All the non-executive directors met, and continue to meet, the criteria for independence set out in the Code and the Board therefore considers them to be independent.

Attendance at Board meetings

We normally meet nine times each year. When necessary, we hold additional Board meetings, and this year we held two additional meetings to discuss time-critical matters. The Chairman meets privately with the non-executive directors before each scheduled Board meeting. If unable to attend a meeting, directors are encouraged to give their views and comments on matters to be discussed to the Chairman in advance. Meeting attendance by each of the directors is shown below.

Board members	Meetings
Member	Eligible to attend	Attended
Sir Michael Rake (Chairman)	11	11
Ian Livingston	11	11
Tony Chanmugam	11	11
Gavin Patterson	11	11
Tony Ball	11	9
Eric Daniels[a]	4	4
Rt Hon Patricia Hewitt	11	10
Phil Hodkinson	11	9
Karen Richardson	11	10
Nick Rose	11	11
Jasmine Whitbread	11	9

[a]	Eric Daniels retired from the Board on 13 June 2012.

The Chairman keeps under review the level of attendance and contribution by directors at Board meetings, as well as their performance. During the year he met with each director on an individual basis and considers that each of them makes an effective contribution to the Board debate across a wide range of issues and continues to demonstrate commitment to the role. The Chairman also reviews with each director any training or development they need to assist them in doing their role. Patricia Hewitt is the Senior Independent Director. She reviewed the Chairman’s performance during the year, taking into account the feedback from the other Board members including the internal evaluation exercise. Patricia was consulted on the proposal for the Chairman to be appointed President of the Confederation of British Industry in June 2013. She concluded that his commitments would enable him to continue to dedicate sufficient time to the group, taking into account his decision to stand down as chairman of easyJet, effective on 1 May 2013 following easyJet’s entry into the FTSE 100 in March 2013.

Our role

We are ultimately responsible for the group’s strategy and for overseeing the group’s performance, in addition to discharging certain legal responsibilities.

We set the direction for the group’s values, ethics and business policies and practices. We also oversee: operating and financial performance; risk management and internal controls; compliance and major public policy issues; and review the Group Risk Register.

We agree the corporate governance framework. For example we give authority to the key management committee, the Operating Committee, to make decisions on operational and other matters. The Operating Committee develops BT’s strategy and budget for our approval; recommends to us capital expenditure and investment budgets; allocates resources across BT within plans agreed by us; plans and delivers major programmes; and reviews the senior talent base and succession plans. The Operating Committee can approve, up to limits which we set, capital expenditure, disposals of fixed assets, investments and divestments. It can, and has, delegated some of these approvals, up to its own limits, to sub-committees, such as the Design Council and to senior executives. The Company Secretary attends all meetings of the Operating Committee.

You can view a formal statement of our role at www.bt.com/board

68	Governance

The Chairman and the Chief Executive

The roles of the Chairman and the Chief Executive are separate. They are set out in written job descriptions, agreed by the Nominating & Governance Committee. These provide clarity on the different responsibilities of each role. A summary of these is set out below.

The Chairman and the Chief Executive meet regularly and keep in close contact as they recognise that their working relationship is a critical link between the Board and senior management.

Role of the Chairman

The Chairman’s role is to lead a well-informed and effective Board, ensure sound governance of the group and represent the group in key relationships.

His key responsibilities include:

—  chairing the Board, Nominating & Governance Committee, and the Committee for Sustainable and Responsible Business; being a member of the BT Pensions Committee

—  ensuring that the Board determines the nature, and extent, of the significant risks BT is willing to embrace in implementing its strategy

—  consulting with the non-executive directors, particularly the Senior Independent Director, on corporate governance matters

—  monitoring the contributions and performance of the non-executive directors and the Chief Executive and acting on performance evaluations undertaken by the Board

—  promoting a culture of openness, debate and appropriate challenge, and ensuring constructive relations between executive and non-executive directors

—  ensuring, with the Chief Executive and the Company Secretary, that the Board is kept properly informed, is consulted on all matters important to it, receives accurate, timely and clear information and has adequate time to discuss all items

—  ensuring that new directors participate in a full, formal and tailored induction, and regularly reviewing and agreeing with each director their training and development needs

—  being a key contact and escalation point for important stakeholders, and ensuring that BT maintains effective communication with shareholders and that their views, and any concerns, are communicated to the Board

—  with the Chief Executive and Senior Independent Director, representing BT in key strategic and government relationships.

Role of the Chief Executive

The Chief Executive is responsible for the performance and management of the group’s business and success in achieving its goals and targets while managing the risks.

His key responsibilities include:

—  proposing strategies, business plans and policies for Board approval, and implementing those consistently with BT’s purpose, values, business principles and standards

—  implementing Board decisions

—  leading the Operating Committee in the day-to-day running of the business

—  with the Operating Committee, developing and implementing appropriate strategies and monitoring the financial, operational and customer service performance of the group

—  maintaining shareholder relations including ongoing communication with major shareholders

—  fostering key relationships including those with governments, regulators, major customers and suppliers, industry players and opinion formers

—  monitoring the performance of, and succession planning for, BT’s senior management team, with due regard to diversity

—  maintaining an effective framework for internal controls and risk management

—  engaging and communicating with BT people, including communicating the expectations of the Board.

The Non-Executive Directors and Company Secretary

The roles of the non-executive directors and the Company Secretary are set out below.

Role of the Non-Executive Directors

The non-executive directors:

—  provide a strong, independent element on the Board and are well placed to challenge constructively and help develop proposals on strategy

—  collectively bring experience and independent judgement, gained at the most senior levels of international business operations and strategy, finance, marketing, technology, communications, political and international affairs and responsible and sustainable business leadership.

In her capacity as the Senior Independent Director, and as the chair of the Remuneration Committee, Patricia Hewitt may meet with BT’s major institutional shareholders and shareholder representative bodies, and she is able, if necessary, to discuss matters with them where it would be inappropriate for those discussions to take place with either the Chairman or the Chief Executive. You can find further details on page 97. Patricia also acts as a sounding board for the Chairman and an intermediary for the other directors when necessary.

Each non-executive director has an appointment letter setting out the terms of his or her appointment. This includes membership of any Board committees, the fees to be paid and the time commitment expected. We ask each non-executive director to allow a minimum commitment of 22 days each year, subject to committee commitments, and to allow slightly more in the first year in order to take part in the induction programme. We highlight that additional time may be required if the company is going through increased activity. The appointment letter also covers matters such as confidentiality of information and BT’s share dealing code.

Role of the Company Secretary

The Company Secretary:

—  manages the provision of timely, accurate and considered information to the Board

—  recommends to the Chairman and the Chief Executive, for Board consideration where appropriate, corporate governance policies and practices and is responsible for communicating and implementing them across the group

—  advises the Board on appropriate procedures for the management of its meetings and duties (and those of the main Board committees), as well as corporate governance and compliance within the group.

The appointment and removal of the Company Secretary is a matter for the whole Board.

Governance	69

What we have done

The chart below shows how we allocated our time. A number of these areas are also considered by the Board committees. This is broadly in line with last year. A number of strategy reviews took place throughout the year and more time was spent on key business discussions such as TV and wireless and mobility.

During the year we carefully considered and agreed the strategic direction in relation to launching BT Sport and the 4G auction. We also endorsed the refreshed BT values, which came into effect in April 2013.

In addition to the regular monthly reports from the Chief Executive, Group Finance Director and Company Secretary, each of the lines of business presented during the year on their business. This included opportunities and challenges. During the year, we reviewed the company’s strategy, our approach to tax, investor relations and communications. In relation to people, we received updates on health, safety and wellbeing and a report on organisational health. We visited the US west coast to look at some of the trends impacting our industry, explore emerging technologies and meet with some of our longstanding partners.

We have procedures in place for managing potential conflicts of interest, and directors have a duty to update us on any changes to these potential conflicts. Phil Hodkinson declared that he was on the board of HMRC prior to any discussion on tax. We were comfortable there was no conflict in relation to the matters being discussed.

Board evaluation

The Chairman and Company Secretary carried out a Board evaluation in March and April 2012 through a questionnaire and discussion. The resulting report, which we discussed in May, described a number of areas where we were effective and functioning well. We also identified a number of improvements. We highlight our progress in the key areas in the table opposite.

We have distributed an internal questionnaire for the next annual Board evaluation. This covers the following areas: our composition and effectiveness and that of our Board committees; strategy; management performance; risk; the processes supporting us; and our performance. We will discuss the results of the questionnaire at a future Board meeting.

In addition, the Audit & Risk Committee, and Nominating & Governance Committee have undertaken an evaluation of their effectiveness.

Key areas	Actions
Board Effectiveness
More ‘blue sky’ style discussion on key strategic choices	We have received regular strategy updates during the year. We also held our annual Board strategy session in March 2013.
Opportunities for the Board members to have greater visibility of senior executives

Senior executives below the Operating Committee have presented to us on items including TV, 4G spectrum, IT services and cyber defence. They have also attended networking breakfasts and dinners with the Chairman and non-executive directors. Separate reviews have taken place outside Board meetings with individual non-executive directors and management teams in key business areas such as TV, fibre and customer service.

Board Process
Enhance the feedback from the Remuneration Committee to the Board	The Remuneration Committee chair updates the Chairman and non-executive directors during the private session ahead of our Board meetings.
Access to additional information and resource in certain areas	We have received updates from external equity analysts and brokers.
Performance
Continuing interest in a range of training areas

Specific training has included: updates on anti-corruption and bribery; geopolitical risk; developments in financial reporting; an Openreach working session covering a range of topics including innovations and technology; and sessions with key suppliers.

Extend the time spent on review of talent and succession planning

We have been engaged on the effectiveness of talent processes during the year and the Chairman and non- executive directors have attended talent breakfasts. We reviewed the succession plan at our April 2013 meeting.

70	Governance

Board induction

On appointment, directors take part in an induction programme to increase their knowledge and understanding of the business. We provide them with information about BT, our role as a Board and the matters reserved for our decision. We include: the terms of reference and membership of the main Board committees; the powers delegated to those committees; corporate governance policies and procedures, including the powers reserved to our most senior executives; and the latest financial information. We organise meetings with each of the executive and non-executive directors, members of the Operating Committee and senior executives across the business as part of the induction programme.

Training and information

In addition to the induction programme, we have an ongoing programme of director development and company awareness. This gives the non-executive directors an appreciation of the different elements of the business. We highlight the key features of the programme below.

Key areas	Programme
Our business, the competitive and regulatory environment, and other changes affecting us and the communications industry as a whole	We provide directors with written briefings and monthly Investor Relations and Analyst Relations reports. Directors also have meetings with senior executives.
Legal and other duties and obligations as a director of a listed company

The Company Secretary briefs directors on appointment and provides them with updates both in writing and in face-to-face meetings. During the year we provide reminders of certain obligations, and updates in changes to legal, accounting and governance requirements.

Updates from the Chairman	The Chairman sends a weekly email to non-executive directors. This includes updates on key business activities and topical sector highlights.

Governance	71

Reports of the Board Committees

Audit & Risk Committee Chairman’s report

Who we are

I chair the Audit & Risk Committee, and our membership and meeting attendance are set out opposite.

Although not members of the committee, the Group Finance Director, Group Controller, Company Secretary, Director Internal Audit and Director Group Financial Control attend each meeting, as does the lead audit partner and other representatives from our external auditors. The external auditors are not present when we discuss their performance and/or remuneration.

The Board considers that our members have broad commercial knowledge and extensive business leadership experience. We have held between us various roles in major business, Government, financial management, and financial function supervision, and the Board considers that this constitutes a broad and suitable mix of business and financial experience.

The Board has agreed that I have recent and relevant financial experience as required by the provisions of the Code and that I constitute an ‘audit committee financial expert’ for the purposes of the Sarbanes-Oxley Act.

After each meeting I report to the Board on the main issues that we discuss.

Committee members

	Meetings
Member	Eligible to attend	Attended

Nick Rose (Chairman)	6	6
Rt Hon Patricia Hewitt	6	5
Phil Hodkinson[a]	2	2
Karen Richardson[b]	4	4
Jasmine Whitbread	6	6

[a]	Phil Hodkinson retired from the committee on 30 June 2012.
[b]	Karen Richardson joined the committee on 13 June 2012.

Our role

You can view our terms of reference on our website at www.bt.com/committees

We have clear terms of reference which set out our authorities and duties. We review these annually and they are approved by the Board.

External audit

We recommend the appointment and re-appointment of the external auditors and consider their resignation or dismissal, recommending to the Board appropriate action to appoint new auditors.

We assess the performance of the external auditors annually. The evaluation focuses on: audit scope and planning; performance of the lead audit partner and the audit team; audit reporting and communications; added value; and the audit fee. PricewaterhouseCoopers LLP and its predecessor firms have been BT’s auditors since BT listed on the London Stock Exchange in 1984. The external auditors are required to rotate the lead partner every five years and other partners that are responsible for the group and subsidiary audits change at least every seven years. Such changes are carefully planned to ensure business continuity without undue risk or inefficiency. The partner responsible for BT’s audit is completing his fourth year within the group audit team and his first year as lead partner, which is a role he can continue for a further three years.

No contractual obligations exist that restrict the group’s choice of external audit firm. We discuss with the auditors the scope of their audits before they start. We review the results and consider the auditors’ formal reports, and we report the results of those reviews to the Board.

Independence of the external auditors

As a result of regulatory or similar requirements, we may need to employ the external auditors for certain non-audit services. The Board has agreed policies (in line with the relevant provisions of the Sarbanes-Oxley Act) on what non-audit services can be provided by the external auditors and the relevant approval process. This safeguards the independence and objectivity of the external auditors. Work of a consultancy nature is not to be offered to the external auditors unless there are clear efficiencies and value-added benefits for the company.

Internal audit

We monitor internal audit and its relationship with the external auditors, as well as internal audit’s plans, performance and effectiveness.

Internal controls and risk management

On behalf of the Board, we review the group’s risk profile, endorse a programme for testing of the risk mitigation and controls that underpin the group’s assessment of residual risk and review the group’s current risk exposure and capability to identify new risks. Our role supports the Board’s responsibilities in respect of the monitoring, review and reporting on internal control and risk management.

We review the disclosures made by the Chief Executive and Group Finance Director during the certification process for the Annual Report & Form 20-F. You can read more about this process on page 95. The Board takes responsibility for all disclosures in the Annual Report & Form 20-F. We also consider any whistleblowing reports (including the confidential, anonymous submission by employees) regarding accounting, internal accounting controls or auditing matters, ensuring arrangements are in place for the proportionate, independent investigation and appropriate follow-up of such matters.

Financial reporting

We review BT’s published financial results, the Annual Report & Form 20-F and other published information for statutory and regulatory compliance. We report our views to the Board to assist in its review and approval of the results announcements and the Annual Report & Form 20-F.

72	Governance

What we have done

We met six times during the year and the chart below shows how we allocated our time. We covered the same key areas as last year with a slightly increased focus on internal controls and risk management.

We are keen to interact with senior management below executive level and representatives from finance and internal audit have attended meetings at our invitation.

We set time aside at each meeting to seek the views of the internal and external auditors in the absence of management.

Our principal activities during the year were:

External audit

We carried out the annual review of the auditors’ performance by gathering feedback from our members and senior management. We considered reports on the audit firm’s own internal quality control procedures and assessment of independence. We agreed on a number of areas of progress and identified with the auditors some further improvements. Having assessed the responses we did not consider it necessary to require them to tender for the audit. The appointment of PricewaterhouseCoopers LLP as auditors of the group is subject to shareholder approval at the AGM.

We are considering, in the light of the recent changes to the Code to put the external audit contract out to tender at least every ten years, how and when a tender process might be implemented. We will make a recommendation to the Board during 2013/14.

We reviewed and approved the auditors’ group audit plan after discussion with them. The auditors explained to us the programme of work they planned to undertake to ensure that the identified audit risks did not lead to a material misstatement of the financial statements.

The key risks identified included revenue recognition, major contracts, fraud, pensions, regulatory and other provisions, capitalisation and asset lives, tax and goodwill. We agreed it was appropriate for the auditors to focus on these areas. Where they thought it would be effective to do so, this work included the evaluation and testing of the group’s own internal controls.

We discussed these issues with them again at the time of their review of the half-year results and again at the conclusion of their audit of the financial statements for the year. As they concluded the audit, they explained:

—	the work they had done to test management’s assumptions and estimates, in particular in relation to major contracts, the carrying value of goodwill, pensions, regulatory and other provisions, and how they had satisfied themselves that these were reasonable
—	they had reviewed the appropriateness and application of the group’s accounting policies
—	the results of their testing of the controls and other procedures carried out in the major overseas locations and any issues they had found there.

The auditors also reported to us the misstatements that they had found in the course of their work and we have confirmed that there were no such material items remaining unadjusted in the financial statements.

Independence of the external auditors

We monitored compliance with the agreed policies on what non-audit services can be provided by the external auditors, and we reviewed the extent of non-audit services being performed and approved any non pre-approved services, before the work was undertaken. We also monitored the level of non-audit fees paid to the auditors. You can see details of non-audit services carried out by the external auditors in note 8 to the consolidated financial statements.

Internal audit

We endorsed in May 2012 the internal audit plan of work. This integrates the assurance requirements for the internal financial controls testing programme, the company’s overseas footprint, and the group’s risk assurance mapping. It includes coverage of significant static and dynamic risks.

We reviewed promptly all material reports from the internal auditors and ensured that management took appropriate action on issues arising from such reports. We monitored management’s responsiveness to the findings and recommendations of the internal auditors. Examples included physical access security and global IT governance. At the end of the year we received a report on the performance of internal audit.

Internal controls and risk management

We give risk management special attention and during the year we heard from each line of business CEO on the key risks in their part of the business, as well as the actions they are taking to address them. We aim to cover all significant risks to the group not just the financial risks. One of our meetings focused solely on risk at which the Chief Executive discussed the group’s enterprise-wide risk management processes, and the key risks facing the group as a whole. We reviewed the internal control requirements under the Code including the risk management processes. You can find details of the Board and our review of the group’s systems of internal control and risk management on page 95.

We received updates on security and resilience, cyber security, BT’s networks, major contracts, BT’s operations in Italy, customer data handling, litigation trends, as well as updates on major litigation and competition and regulation.

Financial reporting

We reviewed the Annual Report & Form 20-F 2012, together with annual, half-year and quarterly results announcements for recommendation to the Board.

We considered the appropriateness of the group’s accounting policies, critical accounting estimates and key judgements. We reviewed accounting papers prepared by management on areas of financial reporting judgement including the treatment of specific items, the estimation of the group’s tax charge, and the assumptions underlying the pension liability valuation. We also considered the judgements made of the carrying value of goodwill and confirmed, based on management’s expectations of future performance, that no goodwill impairment charges were required in 2012/13.

We considered and are satisfied that, taken as a whole, the Annual Report 2013 is fair, balanced and understandable and provides the information necessary for shareholders to assess the group’s performance, business model and strategy.

Governance

Our performance is reviewed annually by inviting members, key executives and the external auditors to complete questionnaires. The results showed that we continue to be effective in terms of both behaviours and processes. Areas of focus over the next twelve months include connectivity with other BT Board committees, enterprise risk management/risk appetite, cyber security, data privacy and BT Global Services operations.

Nick Rose

Chairman of the Audit & Risk Committee

9 May 2013

Governance	73

Nominating & Governance Committee Chairman’s report

Who we are

At the request of the Board, I chair the Nominating & Governance Committee although I would not participate in any discussion concerning the selection and appointment of my successor.

Our membership and meeting attendance are set out below.

The Company Secretary and, where appropriate at my invitation, the Chief Executive attend our meetings.

Committee members

	Meetings
Member	Eligible to attend	Attended

Sir Michael Rake (Chairman)	4	4
Tony Ball	4	3
Eric Daniels[a]	1	1
Rt Hon Patricia Hewitt	4	4
Phil Hodkinson	4	4
Nick Rose[b]	2	2

a Eric Daniels retired from the committee on 13 June 2012.

b Nick Rose joined the committee on 30 October 2012.

Our role

You can view our terms of reference on our website at www.bt.com/committees

Our role is to make sure there is an appropriate balance of experience and abilities on the Board. We also oversee BT’s governance framework and key compliance programmes, with a focus on non-financial assurance.

Nominating

We keep under review the size and composition of the Board and the need to refresh the membership so that we have the appropriate balance of skills, experience, independence and knowledge of the group. This includes keeping under review our policy on Board diversity including gender and any measurable objectives set for implementing the policy. We agree the specific experience and skills that we are looking for and consider candidates that are identified by the Board and external consultants. We ensure that diversity is considered as part of the shortlist process drawn up by our external consultants. Having met potential candidates, we make a recommendation to the Board.

We advise the Board on succession planning for all Board appointments and the Company Secretary. We also make recommendations to the Board on the reappointment of non-executive directors at the end of their terms of office. We keep under review the time required of the non-executive directors to carry out their duties and commitments and the number of external directorships and other interests held by the Board and the members of the Operating Committee.

Governance and compliance

In line with our revised terms of reference, we oversee and monitor BT’s governance framework (including our regional approach to governance) so that it continues to be fit for purpose to meet BT’s business and organisational goals and is consistent with our approach to risk. We have oversight of our key compliance programmes. These include: ethics and business practices; sanctions and international trade; regulatory compliance; and data preservation and protection in the UK and around the world. We review the process for, and effectiveness of, our whistleblowing procedures, and we have a code of ethics for the Chief Executive, Group Finance Director and senior finance managers as required by the Sarbanes-Oxley Act. We keep under review that the Board and its committees are appropriately receiving assurances on all major governance and compliance matters.

We also oversee and monitor where BT does business, review the structure of our compliance training, and oversee our approach to appointments to subsidiaries and associated companies’ boards and conflicts of interest.

What we have done

We met four times during the year and the chart below shows how we allocated our time. We covered the same key areas as last year.

Nominating

Board membership and succession

During the year we kept under review the composition of the Board, and revised the skills matrix to align with our business priorities, identifying the relevant skills under a number of different categories. The matrix will help inform the skills that would be useful when considering future Board appointments.

Our focus is on exceptional candidates with telecommunications and regional experience, and financial experts.

We recommended to the Board that the appointment of Tony Ball be extended for three years (terminable on three-months’ notice) following the expiry of his first three-year term. This followed a rigorous evaluation of his performance. We reviewed Tony Ball’s other roles as well, to assure ourselves that he continues to be independent in character and judgement and that there are no relationships or circumstances that are likely to affect this judgement. Our Board appointments are subject to automatic termination in the event of a director not being elected or re-elected by shareholders at the AGM.

74	Governance

The Board has reviewed the diversity policy relating to its own composition and has agreed that the policy adopted last year should continue in its current form. Currently we have 30% female representation on the Board and our aim is to continue to have at least 25%.

Succession planning is critical to all companies. We have a process to identify people with the potential to progress rapidly in the business and to nurture their personal development and career aspirations.

We believe strong and effective leadership in the appointment process will make sure that we remain an organisation based on merit while providing the opportunity for talented individuals, whatever their background, to lead our business.

Governance structure and effectiveness

We kept the membership of our Board committees under review. We feel the membership is right and the committees are working well. Following our recommendations to the Board:

—	Karen Richardson became a member of the Audit & Risk Committee on 13 June 2012
—	Phil Hodkinson stepped down from the Audit & Risk Committee on 30 June 2012 to concentrate on the EAB
—	Nick Rose joined the Nominating & Governance Committee on 30 October 2012 to facilitate the link with the Audit & Risk Committee
—	Gavin Neath joined the Committee for Sustainable and Responsible Business as an independent member on 1 November 2012.

We reviewed our terms of reference and recommended some changes to the Board. These were approved in April 2013. The changes reflect a further refinement of some of our governance and compliance activities and sharpen the focus on our key roles.

We evaluated our effectiveness through a questionnaire sent out in March 2012. We discussed the results in June and the overall effectiveness was rated 29% excellent and 71% good. We felt that the extension of our governance role had had a positive impact and the introduction of the Regional Governance Committees (RGCs) was a good innovation. We considered that good progress had been made on strengthening the Board’s composition and there was a general desire to do further work on succession planning. We have reviewed this at each of our meetings. We agreed to evaluate our effectiveness again by questionnaire, sent out in March 2013, and we will review the results at a future meeting.

We agreed that the next Board evaluation would be conducted internally by electronic questionnaire. We sent this out in March 2013. The Chairman will also conduct one-to-one interviews with directors on their performance and the Senior Independent Director will conduct the annual evaluation of the Chairman. The Board will discuss the results of the questionnaire at a future Board meeting. In line with the Code, we have also agreed that the next evaluation will be undertaken externally, following a tender exercise conducted by the Company Secretary towards the end of 2013.

We reviewed the number of external directorships and other interests held by the members of the Operating Committee.

Governance and compliance

Governance and compliance programmes

As part of our oversight of key governance and compliance programmes, we give guidance on our compliance policies and procedures. During the year we endorsed the implementation of a new group-wide policy on ‘Gifts and Hospitality’ and reviewed the proposals for how we handle conflicts of interest. We also discussed the proposal to revise ‘The Way We Work’, our statement of business practice to provide more guidance and examples.

We reviewed the whistleblowing procedures and at each meeting we received an overview of the confidential hotline statistics and trends, as well as a summary of key cases and outcomes. We reviewed recent changes to our customer and supplier trading policies and our proposed approach to doing business in certain countries. We received updates on the implementation of our agents’ programme and a report on the review of the governance structure within our lines of business.

Regional Governance Committees

We endorsed the continued importance of the RGCs, and continue to review their effectiveness. We approved some changes in the structure of the RGCs which is set out above.

We also approved some changes to the terms of reference of the RGCs to make the principal accountabilities clearer; incorporated a standard scorecard setting out key performance indicators; and agreed a clearer definition of the roles and accountabilities of the members of each RGC.

A RGC chair presents at each of our meetings, with focus this year on: Asia Pacific, including the work of the India sub-committee; Europe; Middle East and Africa; Latin America; and US & Canada. The chair’s presentation includes: an update on the progress of the key compliance programmes; highlights of any potential areas of risk; an update on the risk register for their region; and the focus areas for the year ahead.

The minutes of our meetings are sent, at their request, to directors who are not members of the committee, where appropriate to do so.

Sir Michael Rake

Chairman of the Nominating

& Governance Committee

9 May 2013

Governance	75

BT Pensions Committee Chair’s report

Who we are

I chair the BT Pensions Committee. Our membership and meeting attendance are set out below.

Committee members

	Meetings
Member	Eligible to attend	Attended

Rt Hon Patricia Hewitt (Chair)	6	4
Sir Michael Rake	6	4
Phil Hodkinson	6	5
Ian Livingston	6	6
Clare Chapman[a]	6	3
[a]	Group People Director.

Our role

You can view our terms of reference on our website at www.bt.com/committees

Our activities are principally focused on oversight of the BT Pension Scheme (BTPS). We get input and recommendations from executive management, and are responsible for: considering pension policy and strategy matters that are significant to the group; discussing the BTPS investment strategy; monitoring its performance; and reviewing and approving BT’s risk management activities in relation to the BTPS.

We report and make recommendations to the Board on:

—	items of strategic importance to BT
—	matters involving a financial impact of over £100m
—	the BTPS triennial funding valuation and associated recovery plan
—	strategic changes to benefits that require rule changes or changes to the BTPS Trust Deed and Rules.

What we have done

We met six times during the year. The chart below shows how we allocated our time.

This year a review of the investment strategy replaced the 2011 Triennial Valuation as a significant workstream.

Our work fell into seven main areas:

Governance, legal and regulatory

We considered legal, regulatory and policy developments and their impact on the BTPS and the company, and dealt with various governance matters including Trustee appointments.

Investment strategy review

We received regular reports and had frequent discussions on the progress of a review of investment strategy that has been discussed with the BTPS Trustee during the year and was concluded in April 2013. We believe this investment strategy provides an appropriate balance of risk and return.

BTPS performance

We received regular reports on the performance of the BTPS, and held two joint meetings with the BTPS Trustee Board in 2012/13 to discuss the BTPS performance, investment strategy and any proposed changes.

Risk management

We reviewed various risk management strategies in the year and agreed, where we felt it was appropriate, proposals for pensions risk reduction activities.

BTPS administration

We received regular reports on the progress of a number of projects which had significant impact on the administration of the BTPS during the year.

Global pensions benefits

We regularly considered reports from executive management on policy and strategy matters which were significant to BT pension and benefit schemes other than the BTPS.

BT strategy

We have provided information to the BTPS Trustee, both at joint meetings and in further separate sessions, to help keep the Trustee better informed about BT’s strategy and business in a number of key areas.

Rt Hon Patricia Hewitt

Chair of the BT Pensions Committee

9 May 2013

76	Governance

Committee for Sustainable and Responsible Business Chairman’s report

Who we are

I chair the Committee for Sustainable and Responsible Business (CSRB). Our membership and meeting attendance are set out below. Except Gavin Neath, we all served throughout the year. We have a diverse membership, and this brings a wide range of views to our oversight of responsible and sustainable business within BT.

Committee members

	Meetings
Member	Eligible to attend	Attended
Sir Michael Rake	2	1
Clare Chapman[a]	2	2
Niall Dunne[a]	2	2
Lord Michael Hastings[b]	2	2
Phil Hodkinson	2	2
Baroness Margaret Jay[b]	2	2
Dame Ellen MacArthur[b]	2	2
Gavin Neathbc	1	1
Gavin Patterson	2	1
Jasmine Whitbread	2	2

[a]	BT employee.
[b]	Independent member.
[c]	Joined the committee on 1 November 2012.

Our role

You can view our terms of reference on our website at www.bt.com/committees

We develop our Better Future programme with recommendations from executive management. This applies globally and includes our wholly-owned subsidiaries. We oversee corporate responsibility, environment and community activities, and review our strategy for maximising our contribution to society. Our role is integral to our strategic priority of being a responsible and sustainable business leader.

The group annually approves investment for responsible and sustainable business. For the year ended 31 March 2013, this investment target was a minimum of 1% of adjusted profit before taxation (based on 2011/12 results). This investment is split between programmes we directed and activities embedded in the lines of business. Investment comprises contributions in cash, and in kind, and we invest in time through our people volunteering.

What we have done

We met twice during the year. We also visited Edinburgh to see first hand the impact on communities and stakeholders of the projects we support.

During the year BT launched our Better Future programme. This programme is underpinned by the three long-term goals of connected society, net good, and improving lives. Our strategy is designed to embed sustainability throughout our business. We have made a series of governance changes in the way we manage our strategic priority and to embed it within BT. We now focus our time on designing the strategy for the group. We apportion our investment across the three long-term goals. We have formed a new Sustainable Business Leadership Team which comprises senior executives from across our business units and is charged with delivering our strategy and embedding it within the company. They review detailed projects for funding and implementation, and they report both to us and to the Operating Committee. This ensures that both our strategic and operational activities receive appropriate oversight. We have changed the way we gain external views for our strategy. We have discontinued the external Leadership Advisory Panel that had previously advised us, and we are putting in place a new Stakeholder Forum.

The Stakeholder Forum will have a flexible and dynamic membership model that will change depending on the subject matter. It will use a range of social media platforms to interact and gain insights from a wide range of stakeholders globally for our Better Future programme and three long-term goals.

Within the Better Future programme we oversee investment in projects which make a difference for the communities in which we operate, and for our environment. We focus on the use of technology and support the volunteering activities of employees. The investment by the group in 2012/13 was £27m (in time, cash and in-kind support). The investment is split 52:48 between volunteering activities by employees and cash funding.

We set out below the time allocated by us to the different elements of the Better Future programme. This reflects our change in focus this year following our adoption of the new governance structure.

On our trip to Edinburgh in March we saw projects based around enterprise and employability programmes targeting 14-17 year olds, and science and engineering clubs to encourage and develop skills in a primary school. We also visited two mentoring programmes, one aimed at entrepreneurs, and the second at armed forces personnel transitioning to civilian employment.

Sir Michael Rake

Chairman of the Committee for Sustainable and Responsible Business

9 May 2013

Governance	77

Report on Directors’ Remuneration

Review of the year

Executive remuneration remains a lively and often controversial issue. The committee has kept closely in touch with developments, recognising that this is a key issue for investors, employees and other stakeholders. We have responded in detail to the recent consultations issued by the Department of Business, Innovation and Skills (BIS).

The proposed statutory arrangements for reporting and voting on executive pay come into effect for BT in 2014/15. We have included a number of new disclosures proposed by BIS in this year’s report and will, of course, apply the new provisions as they come into effect.

The policies set out in the 2012 Directors’ Remuneration Report received a vote in favour of 95.58% of votes cast at the 2012 Annual General Meeting and I thank shareholders for their continued support.

Outcomes for the year

The group has delivered strong financial results this year. The executive team is delivering value for our shareholders.

The outcomes for adjusted Earnings Per Share (EPS), customer service improvement and free cash flow are set out on page 4.

Over the last three years our TSR performance has delivered an increase of 130%, placing BT second against its comparator group of companies (see page 80) and demanding targets for cash generation were exceeded; this compares well with consensus market expectations and performance with other European telecommunications companies.

As a result, shares awarded to executive directors under the 2010 Incentive Share Plan (ISP) will vest in full for only the second time in the history of the ISP, clearly demonstrating the link between pay and performance (see page 79). As occurred last year, employees who have participated in our Sharesave plan, will also benefit from this performance.

For 2012/13 annual bonus, adjusted EPS grew by 12% and a normalised free cash flow outcome of £2.3bn was achieved. However customer service did not meet the demanding targets set by the committee. As a result, the Chief Executive was awarded a bonus equivalent to 65% of the maximum opportunity compared to 73% of the maximum opportunity in 2011/12. Half of the bonus will be paid in cash, with the remaining half deferred into shares receivable in three years’ time, subject to continued employment as well as a clawback condition. The table below sets out the summary of remuneration received by or expected to vest to executive directors in respect of their service in 2012/13.

Looking ahead

As we reported last year, the Chief Executive and those reporting directly to him (including executive directors), asked not to be considered for a salary increase. The committee agreed to this request.

For 2013/14, the Chief Executive has again requested that he not be considered for a salary increase, and the committee has consented. The Chief Executive has not received a salary increase in three of the last five years. The committee considers that a salary review is appropriate for Tony Chanmugam and Gavin Patterson. Despite their remuneration being materially below market comparators, these increases are below inflation, reflecting the economic environment. Their salary increases are set out on page 82.

The committee continues to consider the pay and conditions of our employees when setting salary increases for our most senior executives. A comparison with UK employees is used, reflecting the fact that the majority of group employees, and all the senior team, are based in the UK. On average, salary increases for direct reports to the Chief Executive (including executive directors) were below increases for other UK employees.

During the year I met with major investors and their representative bodies, including the Association of British Insurers (ABI), and National Association of Pension Funds (NAPF). We continue to keep executive pay under review, to ensure that it remains aligned with the long-term interests of shareholders and reflects the group’s aim to drive profitable revenue growth.

In the light of this review, we will be consulting major investors and representative bodies over the coming months with the intention of making further changes to executive pay structure in 2014/15. Those changes will, of course, be subject to a shareholder vote at the 2014 AGM.

Rt Hon Patricia Hewitt

Committee Chair

9 May 2013

Summary remuneration of executive directors in 2012/13

	Ian Livingston	Tony Chanmugam	Gavin Patterson

Base salary	£925,000	£535,000	£570,000
Annual bonus cash	£1,195,865	£545,185	£546,240
deferred shares[a]	431,720 shares	147,613 shares	147,898 shares
Incentive shares to vest[b]	1,896,661 shares	800,811 shares	842,960 shares
Pension[c]	£270,000	£161,000	£171,000
Other benefits	Company car, fuel or driver, personal telecommunications facilities, life and medical cover, financial planning and home security

[a]	Award of deferred shares expected to be granted in June 2013. An estimate of the number of shares to be granted has been calculated using the average closing market share price for the 3 month period 1 February to 30 April 2013 of £2.77.
[b]	ISP awards of shares granted in June 2010, covering the performance period 2011-2013, that will vest in May 2013.
[c]	Allowance paid in cash, in lieu of pension provision.

78	Governance

This part of the Report is a summary of key elements of our directors’ remuneration. Pages 88 to 92 are subject to audit.

The Remuneration Committee

This section describes the membership and role of the committee.

Who we are

Patricia Hewitt chairs the Remuneration Committee, made up of independent non-executive directors, which met five times during the year. Our membership and meeting attendance are set out below.

Committee members

	Meetings
Member	Eligible to attend	Attended

Rt Hon Patricia Hewitt (Chair)	5	5
Tony Ball	5	5
Eric Daniels[a]	1	1
Nick Rose	5	5

[a]	Eric Daniels retired from the committee on 13 June 2012.

We also held a series of informal meetings during the course of the year to discuss wider remuneration issues. In addition to the committee members, the Chairman and Chief Executive are invited to attend meetings, except in instances where their own remuneration is discussed, or other circumstances where their attendance would not be appropriate.

Our role

The Remuneration Committee agrees the framework for the remuneration of the Chairman, the executive directors and certain senior executives. This includes the policy for all cash remuneration, executive share plans, service contracts and termination arrangements. The committee approves salaries, bonuses and share awards for executive directors and certain senior executives. The committee approves new executive share plans and any changes to them. It makes recommendations to the Board on matters which require shareholder approval and oversees their operation. The committee also determines the basis on which awards are granted under the executive share plans to executives reporting to the senior management team.

You can view our terms of reference at www.bt.com/committees

Advisors

The committee received advice during the year from independent remuneration consultants Deloitte LLP. Deloitte LLP were appointed by the committee in 2011/12. The independent remuneration consultants attended all committee meetings. Deloitte LLP also provided the company with advice on corporate and indirect taxes, regulatory and risk issues, pensions and additional consultancy services.

The committee regularly consults the Chief Executive, the Group People Director, the HR Director, Reward and Employee Relations, and the Group General Counsel and Company Secretary.

Remuneration principles

Our remuneration principles are to maintain a competitive remuneration package that will attract, retain and motivate a high quality top team, avoid excessive or inappropriate risk taking and align their interests with those of shareholders.

We believe in pay for performance against challenging targets and stretching goals for the annual bonus (including deferred shares) and long-term incentive shares. Our policy is to set base salaries below the median for our comparator group. A significant proportion of the total remuneration package is therefore variable and linked to corporate performance.

The committee reviews the performance targets regularly to ensure that they are both challenging and closely linked to the group’s strategic priorities. Furthermore, because a large part of the remuneration package is delivered in shares and senior executives are required to build up a significant shareholding themselves, they are directly exposed to the same gains or losses as all other shareholders.

The committee believes that the free cash flow and revenue performance measures set are challenging, and the financial performance necessary to achieve awards towards the upper end of the range for each target is stretching. Targets for performance are established at above market expectation at the time they are set.

In setting directors’ remuneration, the committee takes account of the remuneration of other companies of similar size and complexity, using a comparator group defined with the assistance of our independent remuneration consultants. The committee also takes into account the pay and employment conditions of all our employees.

BT operates in a number of different environments and has many employees who carry out diverse jobs across a number of countries:

—	all employees, including directors, are paid by reference to the market rate
—	performance for managers is measured and rewarded through a number of performance-related bonus schemes across the group
—	business unit performance measures are cascaded down through the organisation
—	BT offers employment conditions that reflect our values and are commensurate with a large publicly listed company, including high standards of health and safety and equal opportunities
—	BT operates all-employee share plans in many countries. These are open to all employees
—	BT offers a range of employee benefits many of which are available to everyone.

The committee continues to keep under review the relationship of risk to remuneration. The Chair of the Audit & Risk Committee is a member of the Remuneration Committee and the Chair of the Remuneration Committee is also a member of the Audit & Risk Committee. The largest single driver of on-target remuneration remains free cash flow (24% of the Chief Executive’s variable pay at target), reflecting the importance of free cash flow to invest in the business, reduce net debt, support the pension fund and pay progressive dividends.

The committee is also satisfied that the incentive structure for senior executives does not raise environmental, social or governance (ESG) risks by inadvertently motivating irresponsible behaviour. Part of the annual bonus depends upon an assessment of each senior executive’s personal contribution to ESG measures, including results of the regular employee surveys and health and safety outcomes. Compliance with these standards is a basic criterion expected of all executives.

The committee retains absolute discretion to reduce variable compensation in light of risk and the group’s overall performance. We would only use this in exceptional circumstances.

Governance	79

Remuneration in 2012/13

This section sets out the implementation of executive director remuneration for 2012/13.

Salaries

Salaries are reviewed annually. The executive directors requested that the committee not consider them for any salary increase for the year 2012/13. Accordingly executive director salaries were not increased during the year. The salaries paid to the executive directors are set out on page 88.

Annual bonus

Executive directors were eligible for an annual bonus based on corporate performance targets, ESG measures and individual targets. The customer service element of annual bonus is only paid if a minimum adjusted EPS threshold is achieved. The annual bonus is paid in two elements, a cash element, and a deferred element paid in shares as set out below.

Level of bonus for executive directors

	Chief Executive	Other Executive directors
Annual cash	Target 125% salary	Target 100% salary
bonus	Maximum 200% salary	Maximum 150% salary

Deferred	Target 125% salary	Target 75% salary
bonus in shares	Maximum 200% salary	Maximum 112.5%
salary

Total bonus	Target 250% salary	Target 175% salary
	Maximum 400% salary	Maximum 262.5%
salary

The annual bonuses in 2012/13 were assessed by the committee on a number of factors. The annual bonus structure for 2012/13 was:

The two financial targets for the annual bonus are two of our key performance indicators and have a direct impact on shareholder value, while customer service and broader objectives are vital to the company’s long-term health and growth. The 2012/13 group financial and customer service targets and achievement against these targets is set out in the table below. The committee is satisfied that the measures are appropriate and that the targets were stretching, as confirmed by the table below.

In calculating adjusted EPS specific items are excluded as set out on page 22.

The measure for free cash flow within the annual bonus is normalised free cash flow. The use of normalised free cash flow more closely aligns remuneration metrics with results delivered by the group’s underlying trading activities and key measures of performance in our reported results. The definition of normalised free cash flow is set-out on page 22.

Customer service is measured by rigorous and challenging ‘Right First Time’ and customer issue reduction metrics across each line of business. Customer service is measured on a quarterly basis. Payment for the 2012/13 bonus reflected good performance in the first quarter followed thereafter by issues largely related to weather.

The ESG measure is aligned to our strategy and is assessed by the Chief Executive for each senior executive, and by the Chairman for the Chief Executive. Assessment is based upon BT’s regular employee survey as well as health and safety and sustainability measures.

Performance against personal contribution and ESG measures is assessed individually.

Ian Livingston’s cash bonus represented 129% of his current salary (2011/12: 145%), Tony Chanmugam’s cash bonus represented 102% of his current salary (2011/12: 113%) and Gavin Patterson’s cash bonus represented 96% of his current salary (2011/12: 108%).

The cash and deferred elements of the annual bonus are set out in the table on page 77. Details of the deferred share element of the bonus relating to 2011/12, granted in June 2012, are set out on page 89.

Incentive Share Plan

ISP Vesting in 2012/13

The long-term share element of executive remuneration is the Incentive Share Plan (ISP). Details of the ISP arrangements in 2012/13 are set out below. A description of the ISP awards that have not yet vested is set out on page 90.

80	Governance

For the ISP awards granted in June 2010, and due to vest in May 2013, 50% of the award is based on relative TSR measured against a comparator group containing European telecommunication companies and companies which are of a similar size or market capitalisation, and have activities that are similar to parts of BT’s business or operate in comparable markets. The other 50% is based on a three-year cumulative reported free cash flow measure. The TSR comparator group for the ISP 2010 comprised the following companies:

Accenture	France Telecom	Telefónica

AT & T	Hellenic Telecom	Telekom Austria

Belgacom	IBM	Telenor

BSkyB	National Grid	TeliaSonera

BT Group	Portugal Telecom	Verizon

CWW (C&W Worldwide)	Royal KPN	Virgin Media

Cap Gemini	Swisscom	Vodafone

Centrica	TalkTalk

Deutsche Telekom	Telecom Italia

When we set the performance measures for the ISP 2010, the threshold for three-year cumulative free cash flow was £5.1bn, which had to be achieved before any shares would vest. A further performance range of £1bn was set above this (to £6.1bn), which if achieved would cause all of the shares under the cash flow element of the award to vest. The upper part of the range was considered to be extremely stretching and was well above consensus market expectations at the time. We met the measure in full with a cumulative three-year free cash flow outcome in excess of £6.6bn. The company’s shares achieved a TSR performance of 130%. This was upper decile performance (2nd out of 25 companies) during the three-year period. This strong return for shareholders contributed to the ISP 2010 awards vesting in full. The number of shares due to vest under the ISP 2010 is set out below.

Director	ISP Vesting[a]
Ian Livingston	1,896,661 shares
Tony Chanmugam	800,811 shares
Gavin Patterson	842,960 shares

[a]	ISP award will vest in May 2013.

ISP Awards made in 2012/13

The table below sets out the ISP 2012 awards that were made in June 2012. The performance criteria for the awards are set out below.

Director	ISP Award[a]
Ian Livingston	1,143,292 shares
Tony Chanmugam	529,004 shares
Gavin Patterson	563,612 shares

[a]	ISP award granted on 20 June 2012.

The awards granted in June 2012 were based 40% on relative TSR, 40% on cumulative normalised free cash flow, and 20% on underlying revenue growth (excluding transit revenue) over a three-year performance period ending 31 March 2015. The performance conditions for these awards were the same as for those granted in June 2011 (other than the use of a normalised free cash flow measure in place of the adjusted free cash flow measure to align with our key performance indicator) with targets calibrated for the three-year performance period from 2012. Once again the committee has set stretching performance targets.

The award levels were based on an incentive share award of 2.5x salary for the Chief Executive (2011/12: 2.5x salary) and 2x salary for other executive directors (2011/12: 2x salary).

TSR vesting schedule for awards of incentive shares granted in 2012

For awards made in June 2012, 40% of the potential outcome is based on relative TSR. The following graph shows the potential vesting of awards granted in 2012 based on the TSR element.

A description of the comparator group is set out on page 83.

Historic vesting for executive share plans

Performance conditions for the incentive shares are challenging as demonstrated by the table below. Relative TSR has been the measure for many years. This measure has been retained under the current remuneration policy, although a free cash flow measure was added for awards granted in 2009/10 and after, and in 2011/12 onwards an additional underlying revenue growth (excluding transit) measure was added. The following table shows the vesting levels of BT’s incentive share awards granted to executive directors since 2005.

Historic vesting of ISP
Year of grant	Performance period	Incentive shares percentage vesting
2005	2005-2008	25%
2006	2006-2009	0%
2007	2007-2010	0%
2008	2008-2011	0%
2009	2009-2012	100%
2010	2010-2013	100%

Average annual vesting		37.5%

Pensions

For executive directors the company agrees to pay an amount equal to 30% of salary each year which can be put forward to the provision of retirement benefits. Executive directors who are not members of the BT Pension Scheme benefit from a death in service lump sum of four times salary and a dependent’s pension of 30% of capped salary. Payments made are set out on page 88.

Governance	81

Remuneration Policy
A summary of remuneration policy is set out below.
Salary

Salaries are reviewed annually. Our policy is to set base salaries below the median for our comparator group. The pay and conditions for all UK employees are considered when setting salaries for executive directors.

Salary increases for executive directors are set out on page 82.
Annual bonus

Executive directors are eligible for an annual bonus. The annual bonus is paid in two elements, a cash element, and a deferred element paid in shares. The deferred share element is subject to clawback provisions and must be held for three years before vesting. There are no performance conditions applying to the deferred shares other than a requirement for continuous employment. There is no matching of deferred shares by the company. Annual bonus is not pensionable.

The award of deferred shares helps to ensure that a significant proportion of the total remuneration package is variable and linked to performance. It also acts as a retention measure and strengthens further the alignment of management interests with the long-term interests of shareholders.

The level of bonus opportunity for executive directors is:

		Chief Executive	Other executive directors

	Annual cash bonus	target 125% salary	target 100% salary

		maximum 200% salary	maximum 150% salary

	Deferred bonus in shares	target 125% salary	target 75% salary

		maximum 200% salary	maximum 112.5% salary

	Total bonus	target 250% salary	target 175% salary

		maximum 400% salary	maximum 262.5% salary

The annual bonus weighting is set out on page 82.
Incentive Share Plan (ISP)	The ISP forms the long-term variable element of executive remuneration with a performance period of three years. Performance measures are based on:

—  relative TSR measured against a comparator group containing European telecommunications companies and companies which are of a similar size or market capitalisation, and/or a similar business mix to BT

— a free cash flow measure
— underlying revenue growth (excluding transit revenue)

The use of TSR as a performance measure links reward for executive directors with BT performance against other major companies. Targets for free cash flow reflect the importance to the group of investment in the business, repayment of debt, support to the pension scheme and payment of dividends. The revenue growth measures align with the group’s aim to drive profitable revenue growth.

Further information on the ISP is set out on page 82.
Retention shares

Awards of retention shares are used by exception only and are principally a recruitment and retention tool. As a result, awards are not generally subject to a corporate performance target, with lengths of retention before vesting flexible (although this would normally be three years unless the committee agrees otherwise).

Share options	No share options have been granted since 2004 and there is no intention to do so in 2013/14.
Clawback	The rules of the executive share plans provide for clawback of unvested shares in circumstances where the committee becomes aware of facts which would, in its discretion, justify such a reduction.
Executive share ownership

The committee believes that the interests of executive directors should closely align with shareholders. Accordingly directors are encouraged to build up a shareholding over time by retaining shares received under executive share plans (other than those sold to meet National Insurance contribution and income tax liability). The Chief Executive is required to build up a shareholding of 2x salary and the remaining executive directors 1.5x salary.

Pensions

For executive directors the company agrees to pay an amount equal to 30% of salary each year which can be put toward the provision of retirement benefits. Executive directors who are not members of the BT Pension Scheme benefit from a death in service lump sum of 4x salary and a dependant’s pension of 30% of capped salary.

82	Governance

Remuneration Policy in 2013/14

The committee is not proposing any changes to the remuneration structure for 2013/14. We will be consulting major investors and representative bodies over the coming months with the intention of making changes to executive pay structure in 2014/15 subject to approval at the 2014 AGM.

Salaries

Salaries are reviewed annually. The executive directors requested that the committee not consider them for any salary increase for the year 2012/13 and the committee agreed to this request. For 2013/14, the Chief Executive again asked not to be considered for a salary review, and the committee accepted this request. The committee reviewed salaries for 2013/14 for the other executive directors, taking into account performance during 2012/13, and the percentage salary increases for other UK group employees. The committee agreed the salary increases set out below:

	2012/13	2013/14	Increase
Ian Livingston	£925,000	£925,000	0%
Tony Chanmugam	£535,000	£550,000	2.8%
Gavin Patterson	£570,000	£585,000	2.6%

The percentage salary increases for Tony Chanmugam and Gavin Patterson are broadly in line with those for other UK employees.

Annual bonus

Executive directors are eligible for an annual bonus based on corporate performance targets, ESG measures and individual targets. The customer service element of annual bonus is only paid if a minimum adjusted EPS threshold is achieved. The annual bonus is paid in two elements, a cash element, and a deferred element paid in shares. The levels of bonus opportunity are set out in the policy statement on page 81.

We do not publish details of the adjusted EPS, normalised free cash flow and revenue growth bonus thresholds in advance for 2013/14, since these are commercially confidential. We will publish achievement against targets at the same time as we disclose bonus payments in the Annual Report 2014, so that shareholders can evaluate performance against those targets.

The bonus structure has been amended for 2013/14 to include a growth measure to reflect our aim to drive profitable revenue growth. This increases alignment between the annual bonus and long-term elements of remuneration. Adjusted EPS and normalised free cash flow are two of our KPIs and have a direct impact on shareholder value while customer service is vital to the long-term health of the business and is a key element of our strategy. Payment of bonus against customer service is only made if a minimum adjusted EPS threshold is met.

The annual bonus structure for 2013/14 is set out below.

[a]	Underlying revenue growth (excluding transit revenue).

Long-term share-based incentives

Incentive shares

BT operates a long-term ISP (incentive shares) based on performance over three years. Shares only vest if the participant is still employed by BT and challenging performance measures have been met.

The ISP 2013 awards, expected to be made in June 2013 (as set out on page 83), will be made at the same percentage of salary level as the ISP 2012 awards and with the same mix of performance conditions. Given the movement in share price over the previous year, a lower number of shares is likely to be awarded in June 2013. The performance conditions will be based 40% on relative TSR, 40% on normalised free cash flow, and 20% on underlying revenue growth (excluding transit revenue) over a three-year performance period. The target range for the normalised free cash flow element for the three year performance period 2013/14 – 2015/16 and underlying revenue growth (excluding transit revenue) is set out in the table below.

Measure 2013/14 – 2015/16	Threshold	Level of vesting	Maximum	Level of vesting[a]
Normalised free cash flow	£7.4bn	25%	£8.4bn	100%
Revenue growth[b]	1%	25%	4%	100%

[a]	Vesting levels between threshold and maximum will be on a straight line basis.
[b]	Underlying revenue growth (excluding transit revenue).

The committee believes that the free cash flow and revenue performance measures are challenging, and the financial performance necessary to achieve awards towards the upper end of the range for each target, is stretching. Targets for threshold performance have been established at above consensus market expectations at the time set.

Governance	83

TSR for these purposes is calculated by JPMorgan Cazenove. TSR links the reward given to directors with the performance of BT against other major companies. TSR is measured against a comparator group which contains European telecommunications companies and companies which are either similar in size or market capitalisation and/or have a similar business mix and spread to BT.

The TSR comparator group for awards to be granted in June 2013 comprises the following companies:

Accenture	France Telecom	Telecom Italia
AT & T	Hellenic Telecom	Telefónica
Belgacom	IBM	Telekom Austria
BSkyB	National Grid	Telenor
BT Group	Portugal Telecom	TeliaSonera
Cap Gemini	Royal KPN	Verizon
Centrica	Swisscom	Virgin Media
Deutsche Telekom	TalkTalk	Vodafone

The TSR comparator group is the same for awards granted in June 2012 and June 2011 except for the deletion of Cable & Wireless Worldwide which has been acquired by Vodafone.

The TSR for a company is calculated by comparing the return index (RI) at the beginning of the performance period with the RI at the end of the period. The RI is the TSR value of a company measured on a daily basis, as tracked by independent analysts, Datastream. It uses the official closing prices for a company’s shares, adjusted for all capital actions and dividends paid. The initial RI is determined by calculating the average RI value taken daily over the three months prior to the beginning of the performance period; and the end value is determined by calculating the average RI over the three months up to the end of the performance period. This mitigates the effects of share price volatility. A positive change between the initial and end values indicates growth in TSR.

TSR vesting schedule for awards of incentive shares granted in 2013

For awards to be made in June 2013, 40% of the potential outcome is based on relative TSR. The following graph shows the potential vesting of awards to be granted in 2013 based on the TSR element.

The table below sets out the proposed ISP 2013 awards that are expected to be made in June 2013. These awards are based on an incentive share award of 2.5x salary for the Chief Executive (2012: 2.5x salary) and 2x salary for other executive directors (2012: 2x salary).

Director	ISP Award[a]
Ian Livingston	834,838 shares
Tony Chanmugam	397,112 shares
Gavin Patterson	422,383 shares

[a] ISP grant to be awarded. An estimate of the number of shares awarded calculated using the average closing market share price for the 3 month period 1 February to 30 April 2013 of £2.77.

2013/14 Remuneration Scenarios

The committee has considered the level of total remuneration that would be payable under different performance scenarios and is satisfied that, as the graph below illustrates, executive pay remains closely aligned with shareholders’ interests.

84	Governance

Executive director scenarios

The scenarios below set out the total remuneration that would be received by each executive director for different levels of performance based on 2012/13 remuneration.

The minimum reflects base salary, pension and benefits only which are not performance related.

The on-target scenario is based on:

—	salary, pension and benefits
—	cash bonus ‘on-target’ and deferred bonus in shares
—	ISP vesting at threshold

The maximum amounts are based on:

—	salary, pension and benefits
—	cash bonus at ‘maximum’ and deferred bonus in shares
—	ISP vesting in full

Other Policies

Exit payment policy

The service agreements of the Chairman, Ian Livingston, Tony Chanmugam and Gavin Patterson entitle them on termination of their contract by BT to payment equal to salary and the value of benefits, pension benefits (including life cover), health cover, dental cover and car (but not bonus) until the earlier of 12 months from notice of termination or the director obtaining full-time employment. No director will receive a bonus or other payments on a change of control although awards under the ISP and deferred share element of annual bonus may vest in this event.

Retention shares

Awards of retention shares are used by exception only and principally as a recruitment or retention tool. The shares are transferred at the end of the specified period if the individual is still employed by BT and any performance conditions are met. There has been no award of retention shares to executive directors or to direct reports of the Chief Executive in 2012/13, nor are there any unvested awards for this population. Only five awards were made in 2012/13, principally for recruitment purposes.

Share options

No share options have been awarded under the Global Share Option Plan (GSOP) since 2004 and there is no intention to award options in 2013/14. Details of share options held by directors at the end of the year are shown in the table on page 91.

Clawback

The rules of the executive share plans provide for a clawback of unvested awards in circumstances where the committee becomes aware of facts which would, in its discretion, justify such reduction.

Other share plans

The Chairman and executive directors may participate in BT’s all-employee share plans, the Employee Sharesave Scheme and Employee Share Investment Plan (ESIP), on the same basis as other employees.

Dilution

For a number of years we have generally used treasury shares to satisfy the exercise of share options and the vesting of share awards under our employee share plans. We intend to use both treasury shares and shares purchased by the BT Group Employee Share Ownership Trust for this purpose in 2013/14. At the end of 2012/13 shares equivalent to 9.1% of the issued share capital (excluding treasury shares) would be required for all share options and awards outstanding. Of these, we estimate that for 2013/14, shares equivalent to approximately 1.3% of the issued share capital (excluding treasury shares) will be required for all the employee share plans.

Governance	85

Other matters

Service agreements

The Chairman and executive directors have service agreements, approved by the committee, providing for one year’s notice by the company and six months’ notice by the director.

Non-executive directors’ letters of appointment

Non-executive directors have letters of appointment. They are appointed for an initial period of three years. During that period, either party can give the other at least three months’ notice of termination. All Board appointments automatically terminate in the event of a director not being elected or re-elected by shareholders. The appointment of a non-executive director is terminable on notice by the company without compensation. At the end of the period, the appointment may be continued by mutual agreement. Further details of appointment arrangements for non-executive directors are set out on page 86. The letters of appointment are open for inspection by the public at the registered office of the company.

Non-executive directors’ remuneration

Six of the directors on the Board are non-executive directors who, in accordance with BT’s Articles of Association, cannot individually vote on their own remuneration. Non-executive remuneration is reviewed by the Chairman and the Chief Executive, and discussed and agreed by the Board. Non-executive directors may attend the Board discussion but may not participate in it.

The Board last increased the fees for non-executive directors in January 2011. The fees for non-executive directors will be kept under review.

The basic fee for non-executive directors is £62,000 per year (2011/12: £62,000). There are additional fees for membership and chairing a Board committee, details of which are given in the table below:

		Additional
Committee	Member’s fee	Chairman’s fee
Audit & Risk	£15,000	£15,000

Remuneration	£10,000	£10,000

Nominating & Governance	£7,500	£5,000

Other Board committees	£5,000	£5,000

Patricia Hewitt, as Senior Independent Director, chair of the Remuneration Committee, chair of the BT Pensions Committee and a member of the Audit & Risk and Nominating & Governance Committees, receives total fees of £159,500 per year. Phil Hodkinson receives an additional annual fee of £72,500 as chairman of the EAB (a Board committee).

An additional fee of £2,000 per trip is paid to those non-executive directors travelling regularly from overseas on an inter-continental basis to Board and Board committee meetings.

To align further the interests of the non-executive directors with those of shareholders, the company’s policy is to encourage these directors to purchase, on a voluntary basis, BT shares to the value of £5,000 each year. The directors are asked to hold these shares until they retire from the Board. This policy is not mandatory. Current shareholdings are shown on page 87.

No element of non-executive remuneration is performance-related. Non-executive directors do not participate in BT’s bonus or employee share plans and are not members of any of the company pension schemes.

Executive share ownership

The committee believes that the interests of the executive directors should be closely aligned with those of shareholders. The deferred shares and incentive shares provide considerable alignment. The directors are encouraged to build up a shareholding in the company over time by retaining shares which they have received under an executive share plan (other than shares sold to meet a National Insurance contribution or income tax liability) or from a purchase in the market. The Chief Executive is required to build up a shareholding of 2x salary and the remaining executive directors 1.5x salary.

At 31 March 2013, all the executive directors had met this shareholding requirement, as set out in the table below.

Personal Shareholding as a
Executive Director	percentage of salary
Ian Livingston	523%
Tony Chanmugam	181%
Gavin Patterson	368%

Committee evaluation

The committee reviews its performance with Board members and other participants, including through the annual Board evaluation. As a result, the committee has introduced informal meetings where broader issues can be discussed, to improve the efficiency and effectiveness of formal meetings.

86	Governance

Directors’ service agreements and letters of appointment

The dates on which directors’ initial service agreements/letters of appointment commenced and the current expiry dates are as follows:

Chairman and executive directors	Commencement date	Expiry date of current service agreement or letter of appointment
Sir Michael Rake	26 September 2007	The agreement is terminable by the company on 12 months’ notice and by the director on six months’ notice.
I Livingston	1 June 2008
T Chanmugam	1 December 2008
G Patterson	1 June 2008
Non-executive directors
P Hodkinson	1 February 2006	Letter of appointment was for an initial period of three years. The appointment was extended for a further three years in February 2012 following extension in 2009.
P Hewitt	24 March 2008	Letter of appointment was for an initial period of three years. The appointment was extended for a further three years in March 2011.
T Ball	16 July 2009	Letter of appointment was for an initial period of three years. The appointment was extended for a further three years in June 2012.
N Rose	1 January 2011	Letters of appointment are for an initial period of three years.
J Whitbread	19 January 2011
K Richardson	1 November 2011

There are no other service agreements, letters of appointment or material contracts, existing or proposed, between the company and the directors. There are no arrangements or understandings between any director or executive officer and any other person pursuant to which any director or executive officer was selected to serve. There are no family relationships between the directors. The appointment of non-executive directors is terminable by the company or the director on three months’ notice with automatic termination in the event of not being elected or re-elected by shareholders.

Governance	87

Outside appointments

The committee believes that there are significant benefits, to both the company and the individual, from executive directors accepting non-executive directorships of companies outside BT. The committee will consider up to two external appointments (of which only one may be to the board of a major company), for which a director may retain the fees. Ian Livingston receives an annual fee of £25,000 as a non-executive director of Celtic and an additional annual fee of £5,000 for chairing the audit committee. Gavin Patterson is a non-executive director of British Airways for which he receives an annual fee of £50,000 and the benefit of free BA flights.

Directors’ interests

The interests of directors holding office at the end of the year, and their families, in the company’s shares at 31 March 2013 and 1 April 2012, or at date of appointment if later, are shown below:

	Number of shares
Beneficial holdings	2013	2012
Sir Michael Rake	129,418	116,430

I Livingston[a]	2,391,549	1,270,335

T Chanmugam[a]	543,318	251,149

G Patterson[a]	1,060,557	486,986

T Ball	21,950	15,000

P Hewitt	18,234	18,234

P Hodkinson	22,857	22,857

N Rose	50,000	50,000

K Richardson[b]	3,000	–

J Whitbread	5,190	2,940

Total	4,246,073	2,233,931

[a]	Includes free shares awarded under the ESIP.
[b]	Shares are held as 300 American Depositary Shares (ADS). One ADS equates to 10 BT Group plc ordinary shares.

During the period from 1 April 2013 to 9 May 2013, there were no movements in directors’ beneficial holdings.

The directors, as a group, beneficially own less than 1% of the company’s shares.

Voting at the 2012 Annual General Meeting

The votes cast in respect of the Directors’ Remuneration Report at the Annual General Meeting held on 11 July 2012 were:

Votes cast in favour	%	Votes cast against	%
4,669,900,327	95.58%	216,108,429	4.42%

99,916,456 votes were withheld. A vote withheld is not counted when calculating voting outcomes.

Total Shareholder Return

This graph illustrates the performance of BT Group plc measured by TSR relative to a broad equity market index over the past five years. We consider the FTSE100 to be the most appropriate index against which to measure performance, as BT has been a constituent of the FTSE100 throughout the five-year period, and the index is widely used. TSR is the measure of the returns that a company has provided for its shareholders, reflecting share price movements and assuming reinvestment of dividends.

88	Governance

Remuneration Review

The following sets out the full review of directors’ emoluments, including bonus and deferred bonus, and long-term incentive plans and pension arrangements. The remainder of the Report on Directors’ Remuneration is subject to audit.

Directors’ emoluments

Directors’ emoluments for the financial year 2012/13 were as follows.

	Basic salary and fees £000	Cash in lieu of pension[a] £000	Total salary and fees £000	Annual cash bonus[b] £000	Expense allowance £000	Other benefits excluding pension £000	Total 2013 £000	Total 2012 £000
Sir Michael Rake[c]	650	–	650	–	–	21	671	672

I Livingston[c]	925	270	1,195	1,196	–	21	2,412	2,505

T Chanmugam[c,d]	535	161	696	545	19	6	1,266	1,329

G Patterson[c,d]	570	171	741	546	19	10	1,316	1,335

T Ball	79	–	79	–	–	–	79	79

J E Daniels[f]	20	–	20	–	–	–	20	80

P Hewitt	160	–	160	–	–	–	160	160

P Hodkinson	156	–	156	–	–	–	156	121

K Richardson[e]	75	–	75	–	–	14	89	34

N Rose	105	–	105	–	–	–	105	82

J Whitbread	82	–	82	–	–	–	82	71

Total	3,357	602	3,959	2,287	38	72	6,356	6,408

[a]	Pension allowance paid in cash for the financial year 2012/13 – see ‘Pensions’ on page 91.
[b]	Annual cash bonus. Deferred element of bonus is set out in the remuneration summary table on page 77.
[c]	Other benefits include some or all of the following : company car, fuel or driver, personal telecommunications facilities and home security, medical and dental cover for the directors and immediate family, special life cover, professional subscriptions, personal tax advice, and financial counselling.
[d]	Expense allowance in the above table includes a monthly cash allowance in lieu of a company car or part of such allowance which has not been used for a company car.
[e]	Includes an additional fee for regular travel to Board and Board committee meetings.
[f]	Eric Daniels retired as a director on 12 June 2012.

Governance	89

Deferred Bonus Plan (DBP) awards at 31 March 2013

The following DBP awards have been granted to the directors under the DBP. These shares will normally be transferred to participants at the end of the three-year deferred period if those participants are still employed by BT Group.

	1 April 2012	Awarded[a]	Dividends re-invested	Vested	Lapsed	Total number of award shares 31 March 2013	Vesting date	Price at grant	Market price at vesting	Monetary value of vested award £000
I Livingston
DBP 2009	299,350	–	–	299,350	–	–	1/8/2012	128.41p	217.98p	653
DBP 2010	980,037	–	36,571	–	–	1,016,608	1/8/2013	134.26p	–	–
DBP 2011	742,386	–	27,703	–	–	770,089	1/8/2014	198.83p	–	–
DBP 2012	–	664,619	24,801	–	–	689,420	1/8/2015	202.26p	–	–
T Chanmugam
DBP 2009	67,132	–	–	67,132	–	–	1/8/2012	128.41p	217.98p	146
DBP 2010	281,972	–	10,521	–	–	292,493	1/8/2013	134.26p	–	–
DBP 2011	237,763	–	8,872	–	–	246,635	1/8/2014	198.83p	–	–
DBP 2012	–	224,265	8,368	–	–	232,633	1/8/2015	202.26p	–	–
G Patterson
DBP 2009	105,651	–	–	105,651	–	–	1/8/2012	128.41p	217.98p	230
DBP 2010	296,813	–	11,075	–	–	307,888	1/8/2013	134.26p	–	–
DBP 2011	254,051	–	9,480	–	–	263,531	1/8/2014	198.83p	–	–
DBP 2012	–	227,311	8,482	–	–	236,793	1/8/2015	202.26p	–	–

[a]	Awards granted on 20 June 2012. The number of shares subject to awards was calculated using the average middle market price of a BT share for the three days prior to the grant.

90	Governance

Share awards under long-term incentive schemes held at 31 March 2013

Details of the company’s ordinary shares provisionally awarded to directors, as participants under the ISP are as follows.

	1 April 2012	Awarded	Dividends re-invested	Vested	Lapsed	Total number of award shares 31 March 2013	Performance period end	Price at grant	Market price at vesting		Monetary value of vested award £000
I Livingston
ISP 2009	2,222,929	–		2,222,929	–	–	31/3/2012	128.41p	207.7p	[a]	4,617
ISP 2010[b]	1,828,431	–	68,230	–	–	1,896,661	31/3/2013	134.26p	277p		5,254
ISP 2011[c]	1,213,049	–	45,266	–	–	1,258,315	31/3/2014	198.83p	–		–
ISP 2012[d]	–	1,143,292	42,663	–	–	1,185,955	31/3/2015	202.26p	–		–
T Chanmugam
ISP 2009	1,035,186	–		1,035,186	–	–	31/3/2012	128.41p	207.7p	[a]	2,150
ISP 2010[b]	772,003	–	28,808	–	–	800,811	31/3/2013	134.26p	277p		2,218
ISP 2011[c]	561,280	–	20,944	–	–	582,224	31/3/2014	198.83p	–		–
ISP 2012[d]	–	529,004	19,740	–	–	548,744	31/3/2015	202.26p	–		–
G Patterson
ISP 2009	1,089,668	–		1,089,668	–	–	31/3/2012	128.41p	207.7p	[a]	2,263
ISP 2010[b]	812,635	–	30,325	–	–	842,960	31/3/2013	134.26p	277p		2,335
ISP 2011[c]	598,000	–	22,315	–	–	620,285	31/3/2014	198.83p	–		–
ISP 2012[d]	–	563,612	21,031	–	–	584,643	31/3/2015	202.26p	–		–

[a]	Awards granted on 7 August 2009. The number of shares subject to awards was calculated using the average middle market price of a BT share for the three days prior to the grant. 50% of each award of shares is linked to TSR compared with a group of 25 companies and 50% is linked to a three-year cumulative free cash flow measure. Awards vested in full on 14 May 2012.
[b]	Awards granted on 25 June 2010. The number of shares subject to awards was calculated using the average middle market price of a BT share for the three days prior to the grant. 50% of each award of shares is linked to TSR compared with a group of 25 companies and 50% is linked to a three-year cumulative free cash flow measure. The market price at vesting is an estimate of the value using the average closing market share price for the 3 month period 1 February to 30 April 2013 of 277p. The award will vest in full in May 2013.
[c]	Awards granted on 27 June 2011. The number of shares subject to awards was calculated using the average middle market price of a BT share for the three days prior to grant. 40% of each award is linked to TSR compared with a group of 25 companies, 40% is linked to a three-year adjusted cumulative free cash flow measure and 20% to a measure of underlying revenue growth (excluding transit) over three years.
[d]	Awards granted on 20 June 2012. The number of shares subject to awards was calculated using the average middle market price of a BT share for the three days prior to grant. 40% of each award is linked to TSR compared with a group of 25 companies, 40% is linked to a three-year normalised cumulative free cash flow measure and 20% to a measure of underlying revenue growth (excluding transit) over three years.

Governance	91

Share options held at 31 March 2013

			Number of shares under option
	1 April 2012		Granted	Lapsed	Exercised		31 March 2013	Option price per share	Market price at date of exercise		Usual date from which exercisable	Usual expiry date
Sir Michael Rake	12,110	[a]	–	–	12,110	[a]	–	68p	218.8p	[b]	1/8/2012	1/2/2013
	1,485	[c]	–	–	–		1,485	104p			1/8/2016	1/2/2017
I Livingston	12,110	[a]	–	–	12,110	[a]	–	68p	218.8p	[b]	1/8/2012	1/2/2013
	769	[c]	–	–	–		769	104p			1/8/2016	1/2/2017
T Chanmugam	37,384	[d]	–	–	–		37,384	192p			24/6/2007	24/6/2014
	12,110	[a]	–	–	12,110	[a]	–	68p	237.6p	[e]	1/8/2012	1/2/2013
G Patterson	98,178	[d]	–	–	–		98,178	192p			24/6/2007	24/6/2014
Total	174,146		–	–	–		137,816

All of the above options were granted for nil consideration.

[a]	Option granted on 7 April 2009 under the Employee Sharesave Scheme, in which all employees of the company are entitled to participate.
[b]	Options exercised on 1 August 2012. Closing market price for information. Shares were retained after exercise of options.
[c]	Option granted on 17 June 2010 under the Employee Sharesave Scheme, in which all employees of the company are entitled to participate.
[d]	Options granted under the GSOP on 24 June 2004. The exercise of options was subject to a performance measure being met. The performance measure is relative TSR compared with a group of 20 companies from the European Telecom Sector as at 1 April 2004. BT’s TSR had to be in the upper quartile for all the options to become exercisable. At median 30% of the options would be exercisable. Below that point none of the options could be exercised. The three-year performance period ended on 31 March 2007. At that date, the company was at 8th position against the comparator group and as a result, 42% of the options lapsed and 58% of each option became exercisable on 24 June 2007.
[e]	Options exercised on 27 December 2012. Closing market price for information. Shares were retained after exercise of options.

The market price of BT shares at 31 March 2013 was 278p (2012: 226.4p) and the range during the year was 200.7p – 281p (2012: 161.0p – 232.1p).

Pensions

The BT Pension Scheme (BTPS) closed to new entrants on 31 March 2001. None of the executive directors participate in future service accrual in the BTPS. Tony Chanmugam has deferred benefits in the BTPS. Executive directors who have been members of the BTPS also benefit from a death in service lump sum of four times salary.

The principal pension scheme open to the majority of new employees is the BT Retirement Saving Scheme (BTRSS). The BTRSS is a group personal pension plan and is a qualifying pension scheme under new auto enrolment legislation which applied to BT with effect from 1 November 2012 (the Staging date). Certain subsidiaries have separate pension arrangements with alternative Staging dates commencing in September 2013 through to 2017. For executive directors the company agrees to pay a fixed percentage of the executive’s salary each year which can be put towards the provision of retirement benefits. Executive directors who have never been members of the BTPS benefit from a death in service lump sum of four times salary and a dependant’s pension of 30% of capped salary.

Sir Michael Rake is not a member of any of the company pension schemes, and the company made no payments towards retirement provision. BT provides him with a lump sum death in service benefit of £1m.

Ian Livingston is not a member of any of the company pension schemes, but the company has agreed to pay an annual amount equal to 30% of his salary in lieu of pension provision as set out in the table on page 88. BT also provides him with a death in service lump sum benefit of four times his salary.

Tony Chanmugam is not a contributing member of the company pension schemes, but the company has agreed to pay him an annual amount equal to 30% of salary in lieu of pension provision as set out in the table on page 88. BT also provides him with a death in service lump sum benefit of four times his salary.

Gavin Patterson receives an annual amount equal to 30% of salary in lieu of pension provision as set out in the table on page 88. Gavin is a member of the BTRSS but has made no contributions to the scheme during 2012/13. BT also provides him with a death in service lump sum benefit of four times his salary plus a widow’s pension of 30% of his capped salary.

92	Governance

The table below shows the increase in Tony Chanmugam’s BTPS benefits, which result from revaluation of his deferred benefits in line with the rules of the scheme. Tony Chanmugam did not accrue any additional pension over the financial year and no other contributions were made.

Increases in pension benefits at 31 March 2013

		Accrued pension	Transfer value of accrued benefits		Change in transfer value c-d less director’s contributions	Additional accrued benefits earned in the year	Transfer value of accrued benefits in e less director’s contributions
	2013 £000[a]	2012 £000[b]	2013 £000[c]	2012 £000[d]	2013 £000	2013 £000[e]	2013 £000[f]
T Chanmugam[g]	204	202	4,588	4,650	(62)	–	–

a-d As required by the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008.

a-b The values represent the deferred pension to which he would have been entitled had he left the company on 31 March 2013 and 2012, respectively.

[c]	Transfer value of the deferred pension in column (a) as at 31 March 2013 calculated on the basis of actuarial advice in accordance with relevant legislation. The transfer value represents a liability of the BTPS rather than any remuneration due to the individual, and cannot be meaningfully aggregated with annual remuneration, as it is not money the individual is entitled to receive.
[d]	The equivalent transfer value but calculated as at 31 March 2012 on the assumption that the director left the company on that date.
[e]	The increase in pension built up during the year, net of inflation. The gross amount can be calculated by deducting the amount under column (b) from the amount under column (a).
[f]	The transfer value of the pension in column (e), less directors’ contributions.
[g]	Tony Chanmugam’s contributions in 2013 were £nil (2012: £nil).

Share awards under the Employee Share Investment Plan (ESIP) at 31 March 2013

Total number of shares at 31 March 2013
I Livingston	363
T Chanmugam	679
G Patterson	247

During the year no awards were made under the ESIP.

All UK employees may participate in the ESIP. The awards are not subject to any performance conditions.

Former directors

Sir Peter Bonfield received under pre-existing arrangements, a pension of £443,435 in 2012/13 (2011/12: £423,125).

Baroness Jay retired as a non-executive director on 13 January 2008 but continues as a member of the Committee for Sustainable and Responsible Business, for which she receives an annual fee of £6,500.

Loans

There are no outstanding loans granted by any member of the BT Group to any of the directors, or guarantees provided by any member of the BT Group for their benefit.

Rt Hon Patricia Hewitt

Chair of the Remuneration Committee

9 May 2013

Governance	93

Directors’ information

Statement of Directors’ responsibilities

The directors are responsible for preparing the Annual Report, the Report on Directors’ Remuneration and the Financial statements in accordance with applicable law and regulations. Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have elected to prepare the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union, and the parent company financial statements in accordance with UK GAAP. In preparing the consolidated financial statements, the directors have also elected to comply with IFRS, issued by the International Accounting Standards Board (IASB). Under company law the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the group and the company and of the profit or loss of the group for that period. In preparing these financial statements, the directors are required to:

—	select suitable accounting policies and then apply them consistently
—	make judgements and accounting estimates that are reasonable and prudent
—	state whether IFRS, as adopted by the European Union, and IFRS issued by IASB and applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the consolidated and parent company financial statements respectively
—	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the company’s transactions and disclose with reasonable accuracy at any time the financial position of the company and the group and enable them to ensure that the financial statements and the Report on Directors’ Remuneration comply with the Companies Act 2006 and, as regards the consolidated financial statements, Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the company and the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the company’s website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Each of the directors, whose names and functions are listed on pages 65 to 66 confirms that, to the best of their knowledge:

—	the consolidated financial statements, which have been prepared in accordance with IFRS, as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit of the group
—	the Report of the Directors on pages 11 to 97 includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal risks and uncertainties that it faces.

Significant accounting policies, critical accounting estimates and key judgements

Our significant accounting policies are set out on pages 109 to 115 of the consolidated financial statements and conform with IFRS. These policies, and applicable estimation techniques have been reviewed by the directors who have confirmed them to be appropriate for the preparation of the 2012/13 consolidated financial statements.

Disclosure of information to auditors

So far as each of the directors is aware, there is no relevant information that has not been disclosed to the auditors and each of the directors believes that all steps have been taken that ought to have been taken to make them aware of any relevant audit information and to establish that the auditors have been made aware of that information.

Going concern

The sections on Strategy, Business and Performance on pages 11 to 61 include information on the group structure, the performance of each of the lines of business, the impact of regulation and competition and principal risks and uncertainties. The Performance section on pages 41 to 61 includes information on our financial results, financial outlook, cash flow and net debt and balance sheet position. Notes 22, 23, 24 and 26 of the consolidated financial statements include information on the group’s investments, cash and cash equivalents, borrowings, derivatives, financial risk management objectives, hedging policies and exposures to interest, foreign exchange, credit, liquidity and market risks.

Alongside the factors noted above, the directors have considered the group’s cash flow forecasts, in particular with reference to the period to the end of May 2014. The directors are satisfied that this cash flow forecast, taking into account reasonably possible risk sensitivities associated with this forecast and the group’s current funding and facilities, alongside the group’s funding strategy, shows that the group will continue to operate for the foreseeable future. The directors therefore continue to have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future and continue to adopt a going concern basis (in accordance with the guidance ‘Going Concern and Liquidity Risk: Guidance for Directors of UK Companies 2009’ issued by the Financial Reporting Council) in preparing the consolidated financial statements.

There has been no significant change in the financial or trading position of the group since 31 March 2013.

Independent advice

The Board has a procedure for directors, in carrying out their duties, to take independent professional advice if necessary, at BT’s expense. All directors also have access to the advice and services of the Company Secretary.

94	Governance

Directors’ and officers’ liability insurance and indemnity

For some years, BT has purchased insurance to cover the directors, officers and employees in positions of managerial supervision of BT Group plc and its subsidiaries against defence costs and civil damages awarded following an action brought against them in their personal capacity. The policy also covers such individuals whilst serving at the company’s request as directors of other companies or of joint ventures or on the boards of trade associations or charitable organisations. The insurance operates to protect the directors and officers directly in circumstances where, by law, BT cannot provide an indemnity and also provides BT, subject to a retention, with cover against the cost of indemnifying a director or officer. One layer of insurance is ring-fenced for the directors of BT Group plc. The cover has been extended to provide limited cover for civil fines and penalties. As at 9 May 2013, and throughout 2012/13, the company’s wholly-owned subsidiary, British Telecommunications plc, has provided an indemnity in respect of a similar group of people who would be covered by the above insurance. Neither the insurance nor the indemnity provides cover where the person has acted fraudulently or dishonestly.

Interest of management in certain transactions

During and at the end of 2012/13, none of BT’s directors was materially interested in any material transaction in relation to the group’s business and none is materially interested in any presently proposed material transactions.

Power to authorise conflicts

All directors have a duty under the Companies Act 2006 (the 2006 Act) to avoid a situation in which he or she has, or can have a direct or indirect interest that conflicts, or possibly may conflict, with the interests of the company. The company’s Articles of Association include provisions for dealing with directors’ conflicts of interest in accordance with the 2006 Act. The company has procedures in place, which it follows, to deal with situations where directors may have any such conflicts, which require the Board to:

—	consider each conflict situation separately on its particular facts
—	consider the conflict situation in conjunction with the rest of their duties under the 2006 Act
—	keep records and Board minutes as to authorisations granted by directors and the scope of any approvals given
—	regularly review conflict authorisation.

General information

US Regulation

New York Stock Exchange

BT, as a foreign issuer with American Depositary Shares listed on the New York Stock Exchange (NYSE), is obliged to disclose any significant ways in which its corporate governance practices differ from the corporate governance listing standards of the NYSE.

We have reviewed the NYSE’s listing standards and believe that our corporate governance practices are consistent with them, with the following exception where we do not meet the strict requirements set out in the standards. These state that companies must have a nominating/corporate governance committee composed entirely of independent directors and with written terms of reference which, in addition to identifying individuals qualified to become board members, develops and recommends to the Board a set of corporate governance principles applicable to the company. We have a Nominating & Governance Committee whose terms of reference include governance and compliance issues (see Nominating & Governance Committee Chairman’s report on page 73). The Nominating & Governance Committee’s terms of reference are in line with the requirements set out in the standards. However, the committee is chaired by the Chairman, Sir Michael Rake, who is not considered independent under the NYSE’s listing standards. The Board and the Nominating & Governance Committee are made up of a majority of independent, non-executive directors.

The US Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act), the US Securities and Exchange Commission (SEC) and NYSE rules require companies to comply with certain provisions relating to their audit committee. These include the independence of audit committee members and procedures for the treatment of complaints regarding accounting or auditing matters. We are fully compliant with these requirements.

US Sarbanes-Oxley Act of 2002

BT has securities registered with the SEC. As a result, we must comply with those provisions of the Sarbanes-Oxley Act applicable to foreign issuers. We comply with the legal and regulatory requirements introduced pursuant to this legislation, in so far as they are applicable. The Audit & Risk Committee includes Nick Rose who, in the opinion of the Board, is an ‘audit committee financial expert’ and is independent (as defined for this purpose). The Board considers that the committee’s members have broad commercial knowledge and extensive business leadership experience, having held between them various prior roles in major business, Government, financial management, and financial function supervision and that this constitutes a broad and suitable mix of business and financial experience on the committee.

You can view the code of ethics adopted for the purposes of the Sarbanes-Oxley Act at www.bt.com/ethics

The code applies to the Chief Executive, Group Finance Director and senior finance managers.

Governance	95

Disclosure controls and procedures

The Chief Executive and Group Finance Director, after evaluating the effectiveness of BT’s disclosure controls and procedures as of the end of the period covered by this Annual Report & Form 20-F, have concluded that, as of such date, BT’s disclosure controls and procedures were effective to ensure that material information relating to BT was made known to them by others within the group.

The Chief Executive and Group Finance Director concluded that BT’s disclosure controls and procedures are also effective to ensure that the information required to be disclosed by the company in reports that it files under the Securities Exchange Act of 1934 (Exchange Act) is recorded, processed, summarised and reported within the time periods specified in the rules and forms of the SEC.

The Chief Executive and Group Finance Director have also provided the certifications required by the Sarbanes-Oxley Act.

Internal control over financial reporting

BT’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the group including the consolidation process. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS. Management conducted an assessment of the effectiveness of internal control over financial reporting based on the framework for internal control evaluation contained in the Revised Guidance for Directors on the UK Governance Code published by the Financial Reporting Council (the Turnbull Guidance).

Based on this assessment, management has concluded that at 31 March 2013, BT’s internal control over financial reporting was effective.

There were no changes in BT’s internal control over financial reporting that occurred during 2012/13 that have materially affected, or are reasonably likely to have materially affected, the group’s internal control over financial reporting. Any significant deficiency, as defined by the US Public Company Accounting Oversight Board (PCAOB), in internal control over financial reporting, is reported to the Audit & Risk Committee. PricewaterhouseCoopers LLP, which has audited the consolidated financial statements for 2012/13, has also audited the effectiveness of the group’s internal control over financial reporting under Auditing Standard No.5 of the PCAOB.

The Auditors’ report is on page

Internal control and risk management

The Board is responsible for the group’s systems of internal control and risk management and for reviewing each year the effectiveness of those systems. Such systems are designed to manage, rather than eliminate, the risk of failure to achieve business objectives; any system can provide only reasonable, and not absolute, assurance against material misstatement or loss. The process in place for reviewing BT’s systems of internal control includes procedures designed to identify and evaluate failings and weaknesses, and, in the case of any categorised as significant, procedures exist to ensure that necessary action is taken to remedy the failings.

The Board also takes account of significant social, environmental and ethical matters that relate to BT’s businesses and reviews annually BT’s corporate responsibility policy. The company’s workplace practices, specific environmental, social and ethical risks and opportunities and details of underlying governance processes are dealt with in pages 18 to 22 in the Strategy section and Our performance as a responsible and sustainable business on page 61.

We have enterprise-wide risk management processes for identifying, evaluating and managing the significant risks faced by the group. These processes have been in place during the year and have continued up to the date on which this document was approved. The processes are in accordance with the Turnbull Guidance.

Risk assessment and evaluation takes place as an integral part of BT’s annual strategic planning cycle. We have a detailed risk management process, culminating in a Board review, which identifies the key risks facing the group and each business unit. This information is reviewed by senior management as part of the strategic review. Our current key risks are summarised in the Strategy section – Our risks on pages 23 to 27.

The key features of the enterprise-wide risk management and internal control process comprise the following procedures:

—	senior executives collectively review the group’s key risks and have created a Group Risk Register describing the risks, owners and mitigation strategies. This is reviewed by the Group Risk Panel and the Operating Committee before being reviewed and approved by the Board
—	the lines of business and internal service unit carry out risk assessments of their operations, create risk registers relating to those operations, and ensure that the key risks are addressed
—	senior executives with responsibilities for major group operations report quarterly with their opinion on the effectiveness of the operation of internal controls in their area of responsibility
—	the group’s internal auditors carry out continuing assessments of the quality of risk management and control, report to management and the Audit & Risk Committee on the status of specific areas identified for improvement and promote effective risk management in the lines of business and internal service unit operations
—	the Audit & Risk Committee, on behalf of the Board, considers the effectiveness of the operation of internal control procedures in the group during the financial year. It reviews reports from the internal and external auditors and reports its conclusions to the Board. The Audit & Risk Committee has carried out these actions for 2012/13.

Joint ventures and associates, which BT does not control, have not been dealt with as part of the group risk management process and are responsible for their own internal control assessment.

BT’s significant accounting policies are set out on pages 109 to 115. The consistent application of those policies is subject to ongoing verification through management review and independent review by internal and external auditors.

96	Governance

The processes supporting the preparation and consolidation of the financial statements have been documented and are subject to annual verification through the programme of testing conducted by our internal auditors which serves to confirm the operation of the internal controls over financial reporting and compliance with the Sarbanes-Oxley Act. The Audit & Risk Committee reviews BT’s published financial results, related disclosures and accounting judgements. The committee’s activities are set out on pages 71 and 72.

The Board has approved the formal statement of matters which are reserved to it for consideration, approval or oversight. It has also approved the group’s corporate governance framework, which sets out the high level principles by which BT is managed and the responsibilities and powers of the Operating Committee and the group’s senior executives. As part of this framework, the development and implementation of certain powers relating to group-wide policies and practices are reserved to identified senior executives.

Takeover Directive disclosure

Following the implementation of the European Union (EU) Takeover Directive by certain provisions of the 2006 Act, we are required to make additional disclosures. A number of these disclosures can be found elsewhere in this Report as set out below:

—	structure of BT’s share capital (refer to page 166) including the rights and obligations attaching to the shares (refer to pages 183 to 186)
—	restrictions on the transfer of BT shares and voting rights (refer to pages 183 and 184)
—	significant direct or indirect shareholdings (refer to page 97)
—	appointment and replacement of directors (refer to pages 85, 86 and 185).

The disclosures which are not covered elsewhere in this Report are:

—	BT has two employee share ownership trusts which hold BT shares for the purpose of satisfying awards made under the various employee share plans. The trustee of the BT Group Employee Share Investment Plan may invite participants, on whose behalf it holds shares, to direct it how to vote in respect of those shares, and, if there is an offer for the shares or other transaction which would lead to a change of control of BT, participants may direct it to accept the offer or agree to the transaction. In respect of shares held in the BT Group Employee Share Ownership Trust, the trustee abstains from voting those shares, and if there is an offer for the shares the trustee is not obliged to accept or reject the offer but will have regard to the interests of the participants, may consult them to obtain their views on the offer and may otherwise take the action with respect to the offer it thinks fair
—	we are not aware of any agreements between shareholders that may result in restrictions on the transfer of shares or on voting rights
—	no person holds securities carrying special rights with regard to control of the company
—	proxy appointment and voting instructions must be received by the registrars not less than 48 hours before a general meeting (see also page 184)
—	the amendment of BT’s Articles of Association requires shareholder approval in accordance with legislation in force from time to time
—	the powers of the directors are determined by UK legislation and the Articles of Association. The directors are authorised to issue and allot shares, and to undertake purchases of BT shares subject to shareholder approval at the AGM
—	BT Group plc is not party to any significant agreements that take effect, alter or terminate upon a change of control following a takeover
—	we do not have any agreements with directors providing for compensation for loss of office or employment that occurs because of a takeover. There is similarly no such provision in standard contracts for employees.

Financial instruments

Details of the financial risk management objectives and policies of the group and exposure to interest risk, credit risk, liquidity risk and foreign exchange are given in note 26 to the consolidated financial statements.

Political donations

Our continuing policy is that no company in the group will make contributions in cash or kind to any political party, whether by gift or loan. However, the definition of political donations used in the 2006 Act is very much broader than the sense in which these words are ordinarily used. It may cover activities such as making Members of Parliament and others in the political world aware of key industry issues and matters affecting the company, which make an important contribution to their understanding of BT.

The authority we are requesting at the AGM is not designed to change the above policy. It will, however, ensure that the group continues to act within the provisions of the 2006 Act requiring companies to obtain shareholder authority before they can make donations to EU political parties and/or political organisations as defined in the 2006 Act. During 2012/13, the company’s wholly-owned subsidiary, British Telecommunications plc, made payments totalling £739 (2011/12: £3,550) to cover the cost of a briefing meeting with the Scottish National Party. No loans were made to any political party by any company in the BT Group.

Governance	97

Shareholders and Annual General Meeting

Relations with shareholders

The Chief Executive and Group Finance Director, as well as other senior executives, hold meetings with BT’s institutional shareholders and prospective shareholders to discuss BT’s strategy and financial performance. The Chairman met with major shareholders during the year. All non-executive directors, including the Senior Independent Director, have an invitation to attend investor meetings if they wish. During the course of the year Patricia Hewitt, as Senior Independent Director and chair of the Remuneration Committee had a meeting with several of BT’s top institutional shareholders and bodies representing institutional investors, to discuss remuneration issues and associated governance. We control contact with institutional shareholders (and with financial analysts, brokers and the media) through written guidelines to ensure the protection of inside information that has not already been made generally available to the market.

During the year we surveyed 9,000 private shareholders selected at random to help us improve our engagement with them. In response to the survey’s findings we have included more information on BT’s strategy in our shareholder communications.

We provide the directors with regular reports and other written briefings on shareholders’ and analysts’ views and the Company Secretary notifies directors of changes in the holdings of the principal shareholders.

We have established procedures to ensure the timely release of inside information and the publication of financial results and regulatory financial statements. A committee of senior executives, the Disclosure Committee, which is chaired by the Company Secretary, also reviews all significant announcements for accuracy and compliance requirements.

Substantial shareholdings

At 3 May 2013 BT had received notification, under the Disclosure & Transparency Rules issued by the Financial Conduct Authority, in respect of the following holding of shares representing the percentage holding of BT’s total voting rights as shown:

	Shares	% of total voting rights
Invesco Limited	778,912,816	9.88

In addition to the above, BlackRock Inc holds 382,736,261 shares representing 4.86% of total voting rights and Legal & General Investment hold 299,864,659 shares representing 3.81% of total voting rights. No changes in these holdings have been notified to BT in 2012/13.

Annual General Meeting

Resolutions

We will ask our shareholders to vote on the Annual Report at the AGM and to vote separately on the Report on Directors’ Remuneration.

As part of our policy to involve shareholders fully in the affairs of the company, we give them the opportunity at the AGM to ask questions about BT’s activities. We also give shareholders the opportunity to vote on every substantially different issue by proposing a separate resolution for each issue. Before the AGM we will count the proxy votes for and against each resolution, as well as votes withheld, and we will make the results available at the meeting. As at the 2012 AGM, we will take votes on all matters at the 2013 AGM on a poll, except procedural issues. We will count every vote cast, whether in person or by proxy at the meeting. We will post the outcome of voting on the resolutions on our website as soon as possible after the meeting. It is our policy for all directors to attend the AGM if at all possible. While, because of ill health or other pressing reasons, this may not always be possible, in normal circumstances this means that the chairs of the Audit & Risk, Nominating & Governance and Remuneration Committees are at the AGM and are available to answer relevant questions. All the directors attended the 2012 AGM.

We set out the resolutions to be proposed at the 2013 AGM on 17 July, together with explanatory notes, in the separate Summary financial statement & notice of meeting 2013 which we send to all shareholders who have requested a copy. We only send copies of this Annual Report to shareholders who request a copy. We notify all shareholders of the publication of these documents which we send out in the most cost-effective way. We aim to give as much notice of our AGM as possible and at least 21 clear days’ notice, as required by our Articles of Association. In practice, we send these documents to shareholders more than 20 working days before the AGM.

We will also propose at the AGM resolutions to re-appoint PricewaterhouseCoopers LLP as BT’s auditors and to authorise the directors to agree their remuneration.

We will broadcast the presentation made by the Chairman and the Chief Executive live on our website at www.bt.com/btagm2013 and it will be available after the AGM

Authority to purchase shares

The authority given at last year’s AGM of the company held on 11 July 2012 for BT to purchase in the market 778m of its shares, representing 10% of the issued share capital, expires on 17 July 2013. Shareholders will be asked to give a similar authority at the AGM.

During 2012/13, 87m shares of 5p each were purchased under this authority (1% of the share capital) for a consideration of £189m, at an average price of £2.16 per share. During 2012/13, 460m treasury shares were transferred to meet BT’s obligations under our employee share plans. At 9 May 2013 a total of 268m shares were retained as treasury shares. All the shares were purchased in an on-market programme of buying back BT shares from May 2012 to March 2013.

In addition, the BT Group Employee Share Ownership Trust purchased 44m BT shares for a total consideration of £113m, all of which continued to be held in the Trust at 9 May 2013.

By order of the Board

Dan Fitz

Group General Counsel & Company Secretary

9 May 2013

Superfast fibre
www.openreach.co.uk
openreach
openreach
LC62 GHX

99

Financial statements

100	Report of the independent auditors Consolidated financial statements
	100	United Kingdom opinion
	101	United States opinion

102	Group income statement

103	Group statement of comprehensive income

104	Group balance sheet

105	Group statement of changes in equity

106	Group cash flow statement

107	Notes to the consolidated financial statements
	107	Basis of preparation
	108	Critical accounting estimates and key judgements
	109	Significant accounting policies
	116	Segment information
	119	Other operating income
	119	Operating costs
	120	Employees
	120	Audit, audit related and other non-audit services
	121	Specific items
	122	Taxation
	125	Earnings per share
	125	Dividends
	126	Intangible assets
	128	Property, plant and equipment
	129	Business combinations
	129	Trade and other receivables
	130	Trade and other payables
	131	Provisions
	132	Retirement benefit plans
	141	Own shares
	142	Share-based payments
	144	Investments
	145	Cash and cash equivalents
	146	Loans and other borrowings
	150	Finance expense and income
	151	Financial instruments and risk management
	161	Other reserves
	162	Related party transactions
	162	Financial commitments and contingent liabilities

163	Report of the independent auditors Parent company financial statements

164	Financial statements of BT Group plc

167	Subsidiary undertakings

100	Financial statements

Report of the independent auditors

Consolidated financial statements

United Kingdom opinion

Independent Auditors’ Report to the members of BT Group plc (the ‘company’)

We have audited the consolidated financial statements of BT Group plc for the year ended 31 March 2013 which comprise the Group income statement, the Group statement of comprehensive income, the Group balance sheet, the Group statement of changes in equity, the Group cash flow statement and the related notes. The financial reporting framework that has been applied in their preparation is applicable law and International Financial Reporting Standards (IFRS) as adopted by the European Union.

Respective responsibilities of directors and auditors

As explained more fully in the Statement of Directors’ responsibilities set out on page 93, the directors are responsible for the preparation of the consolidated financial statements and for being satisfied that they give a true and fair view. Our responsibility is to audit and express an opinion on the consolidated financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

This report, including the opinions, has been prepared for and only for the company’s members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of the audit of the financial statements

An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the group’s circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the directors, and the overall presentation of the financial statements. In addition, we read all the financial and non-financial information in the BT Group plc Annual Report & Form 20-F for the year ended 31 March 2013 to identify material inconsistencies with the audited consolidated financial statements. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

Opinion on financial statements

In our opinion the consolidated financial statements:

—	give a true and fair view of the state of the group’s affairs as at 31 March 2013 and of its profit and cash flows for the year then ended;
—	have been properly prepared in accordance with IFRS as adopted by the European Union; and
—	have been prepared in accordance with the requirements of the Companies Act 2006 and Article 4 of the IAS Regulation.

Separate opinion in relation to IFRS as issued by the IASB

As explained in note 1 to the consolidated financial statements the group, in addition to complying with its legal obligation to apply IFRS as adopted by the European Union, has also applied IFRS as issued by the International Accounting Standards Board (IASB).

In our opinion the consolidated financial statements comply with IFRS as issued by the IASB.

Opinion on other matter prescribed by the Companies Act 2006

In our opinion the information given in the Report of the Directors for the financial year for which the consolidated financial statements are prepared is consistent with the consolidated financial statements.

Matters on which we are required to report by exception

We have nothing to report in respect of the following:

Under the Companies Act 2006 we are required to report to you if, in our opinion:

—	certain disclosures of directors’ remuneration specified by law are not made; or
—	we have not received all the information and explanations we require for our audit.

Under the Listing Rules we are required to review:

—	the directors’ statement, set out on page 93, in relation to going concern;
—	the part of the Corporate Governance Statement relating to the company’s compliance with the nine provisions of the UK Corporate Governance Code specified for our review; and
—	certain elements of the Report on Directors’ Remuneration.

Other matter

We have reported separately on the parent company financial statements of BT Group plc for the year ended 31 March 2013 and on the information in the Report on Directors’ Remuneration that is described as having been audited.

Paul Barkus (Senior Statutory Auditor)

for and on behalf of PricewaterhouseCoopers LLP

Chartered Accountants and Statutory Auditors

London, United Kingdom

9 May 2013

Financial statements	101

United States opinion

Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of BT Group plc (the ‘company’)

In our opinion, the accompanying Group income statements, Group statements of comprehensive income, Group balance sheets, Group statements of changes in equity and Group cash flow statements present fairly, in all material respects, the financial position of BT Group plc and its subsidiaries at 31 March 2013 and 2012 and the results of their operations and cash flows for each of the three years in the period ended 31 March 2013, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Also, in our opinion the company maintained, in all material respects, effective internal control over financial reporting as of 31 March 2013, based on criteria established in the Turnbull Guidance.

The company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in management’s evaluation of the effectiveness of internal control over financial reporting as set out in the first two paragraphs of Internal control over financial reporting in Governance, General Information, of the BT Group plc Annual Report & Form 20-F.

Our responsibility is to express opinions on these financial statements and on the company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.

Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

London, United Kingdom

9 May 2013

102	Financial statements

Group income statement

Year ended 31 March 2013	Notes	Before specific items £m	Specific items[a] £m	Total £m
Revenue	4	18,253	(236)	18,017
Other operating income	5	392	7	399
Operating costs	6	(15,307)	(123)	(15,430)
Operating profit (loss)	4	3,338	(352)	2,986
Finance expense	25	(666)	(1,977)	(2,643)
Finance income	25	13	2,006	2,019
Net finance (expense) income		(653)	29	(624)
Share of post tax profit of associates and joint ventures		9	–	9
Profit on disposal of interest in associate	9	–	130	130
Profit (loss) before taxation		2,694	(193)	2,501
Taxation	10	(606)	196	(410)
Profit for the year		2,088	3	2,091
Earnings per share	11
Basic				26.7p
Diluted				25.5p

Year ended 31 March 2012	Notes	Before specific items £m	Specific items[a] £m	Total £m
Revenue	4	19,307	(410)	18,897
Other operating income	5	387	(19)	368
Operating costs	6	(16,602)	256	(16,346)
Operating profit (loss)	4	3,092	(173)	2,919
Finance expense	25	(692)	(2,092)	(2,784)
Finance income	25	11	2,289	2,300
Net finance (expense) income		(681)	197	(484)
Share of post tax profit of associates and joint ventures		10	–	10
Profit before taxation		2,421	24	2,445
Taxation	10	(584)	142	(442)
Profit for the year		1,837	166	2,003
Earnings per share	11
Basic				25.8p
Diluted				24.4p

[a]	For a definition of specific items, see page 107. An analysis of specific items is provided in note 9.

Financial statements	103

Group income statement

Year ended 31 March 2011	Notes	Before specific items £m	Specific items[a] £m	Total £m
Revenue	4	20,076	–	20,076
Other operating income	5	373	–	373
Operating costs	6	(17,542)	(329)	(17,871)
Operating profit (loss)	4	2,907	(329)	2,578
Finance expense	25	(880)	(2,323)	(3,203)
Finance income	25	35	2,244	2,279
Net finance expense		(845)	(79)	(924)
Share of post tax profit of associates and joint ventures		21	–	21
Profit on disposal of interest in associate	9	–	42	42
Profit (loss) before taxation		2,083	(366)	1,717
Taxation	10	(452)	239	(213)
Profit (loss) for the year		1,631	(127)	1,504
Earnings per share	11
Basic				19.4p
Diluted				18.5p

[a]	For a definition of specific items, see page 107. An analysis of specific items is provided in note 9.

Group statement of comprehensive income

Year ended 31 March	Notes	2013 £m	2012 £m	2011 £m
Profit for the year		2,091	2,003	1,504
Other comprehensive (loss) income
Items that will not be reclassified to the income statement
Actuarial (losses) gains relating to retirement benefit obligations	19	(3,755)	(2,744)	5,109
Tax on actuarial (losses) gains	10	805	600	(1,534)

Items that may be reclassified subsequently to the income statement
Exchange differences on translation of foreign operations	27	59	(105)	(140)
Fair value movements on available-for-sale assets	27	14	(3)	15
Fair value movements on cash flow hedges:
— net fair value gains (losses)	27	105	(56)	(347)
— recognised in income and expense	27	(168)	179	333
Tax on components of other comprehensive income that may be reclassified	10, 27	24	(23)	13
Other comprehensive (loss) income for the year, net of tax		(2,916)	(2,152)	3,449
Total comprehensive (loss) income for the year		(825)	(149)	4,953

104	Financial statements

Group balance sheet

At 31 March	Notes	2013 £m	2012 £m
Non-current assets
Intangible assets	13	3,258	3,127
Property, plant and equipment	14	14,153	14,388
Derivative financial instruments	26	1,080	886
Investments	22	64	68
Associates and joint ventures		28	153
Trade and other receivables	16	184	169
Deferred tax assets	10	1,438	626

		20,205	19,417
Current assets
Inventories		103	104
Trade and other receivables	16	2,877	3,307
Current tax receivable		16	139
Derivative financial instruments	26	170	137
Investments	22	531	513
Cash and cash equivalents	23	924	331

		4,621	4,531
Current liabilities
Loans and other borrowings	24	1,736	2,887
Derivative financial instruments	26	74	89
Trade and other payables	17	5,521	5,962
Current tax liabilities		100	66
Provisions	18	120	251

		7,551	9,255
Total assets less current liabilities		17,275	14,693
Non-current liabilities
Loans and other borrowings	24	8,277	7,599
Derivative financial instruments	26	802	757
Retirement benefit obligations	19	5,856	2,448
Other payables	17	883	875
Deferred tax liabilities	10	1,209	1,100
Provisions	18	510	606

		17,537	13,385
Equity
Ordinary shares		408	408
Share premium		62	62
Own shares	20	(832)	(1,018)
Other reserves	27	1,790	1,756
Retained (loss) earnings		(1,690)	100
Total (deficit) equity		(262)	1,308

		17,275	14,693

The consolidated financial statements on pages 102 to 162 and 167 were approved by the Board of Directors on 9 May 2013 and were signed on its behalf by:

Sir Michael Rake

Chairman

Ian Livingston

Chief Executive

Tony Chanmugam

Group Finance Director

Financial statements	105

Group statement of changes in equity

	Notes	Share capital[a] £m	Share premium[b] £m	Own shares[c,e] £m	Other reserves[d,e] £m	Retained (loss) earnings[e] £m	Total (deficit) equity £m
At 1 April 2010		408	62	(1,105)	1,889	(3,880)	(2,626)
Profit for the year		–	–	–	–	1,504	1,504
Other comprehensive (loss) income – before tax		–	–	–	(472)	5,109	4,637
Tax on other comprehensive (loss) income	10	–	–	–	13	(1,534)	(1,521)
Transferred to the income statement		–	–	–	333	–	333
Comprehensive (loss) income		–	–	–	(126)	5,079	4,953
Dividends to shareholders	12	–	–	–	–	(543)	(543)
Share-based payments	21	–	–	–	–	68	68
Tax on share-based payments	10	–	–	–	–	91	91
Net issuance of own shares		–	–	27	–	(19)	8
At 1 April 2011		408	62	(1,078)	1,763	796	1,951
Profit for the year		–	–	–	–	2,003	2,003
Other comprehensive loss – before tax		–	–	–	(163)	(2,745)	(2,908)
Tax on other comprehensive loss	10	–	–	–	(23)	600	577
Transferred to the income statement		–	–	–	179	–	179
Comprehensive loss		–	–	–	(7)	(142)	(149)
Dividends to shareholders	12	–	–	–	–	(589)	(589)
Share-based payments	21	–	–	–	–	75	75
Tax on share-based payments	10	–	–	–	–	17	17
Net issuance of own shares	20	–	–	60	–	(40)	20
Other movements		–	–	–	–	(17)	(17)
At 1 April 2012		408	62	(1,018)	1,756	100	1,308
Profit for the year		–	–	–	–	2,091	2,091
Other comprehensive income (loss) – before tax		–	–	–	178	(3,755)	(3,577)
Tax on other comprehensive income (loss)	10	–	–	–	24	805	829
Transferred to the income statement		–	–	–	(168)	–	(168)
Comprehensive income (loss)		–	–	–	34	(859)	(825)
Dividends to shareholders	12	–	–	–	–	(684)	(684)
Share-based payments	21	–	–	–	–	64	64
Tax on share-based payments	10	–	–	–	–	68	68
Net issuance of own shares	20	–	–	186	–	(379)	(193)
At 31 March 2013		408	62	(832)	1,790	(1,690)	(262)

[a]	The allotted, called up, and fully paid ordinary share capital of BT Group plc at 31 March 2013 and 31 March 2012 was £408m, comprising 8,151,227,029 ordinary shares of 5p each.
[b]	The share premium account, comprising the premium on allotment of shares, is not available for distribution.
[c]	For further analysis of own shares, see note 20.
[d]	For further analysis of other reserves, see note 27.
[e]	The presentation of the equity section of the group’s balance sheet has been changed in the current year. See note 1 for details.

106	Financial statements

Group cash flow statement

Year ended 31 March	Note	2013 £m	2012 £m	2011 £m
Cash flow from operating activities
Profit before taxation		2,501	2,445	1,717
Profit on disposal of interest in associates		(130)	–	(42)
Share of profits of associates and joint ventures		(9)	(10)	(21)
Net finance expense		624	484	924
Operating profit		2,986	2,919	2,578
Other non-cash charges		56	106	78
(Profit) loss on disposal of businesses		(7)	19	–
Depreciation and amortisation		2,843	2,972	2,979
Decrease (increase) in inventories		3	12	(17)
Decrease in trade and other receivables		454	28	408
Decrease in trade and other payables		(459)	(65)	(378)
Decrease in other liabilities[a]		(319)	(1,921)	(1,003)
(Decrease) increase in provisions		(198)	(112)	130
Cash generated from operations		5,359	3,958	4,775
Income taxes paid		(64)	(400)	(209)
Net cash inflow from operating activities		5,295	3,558	4,566
Cash flow from investing activities
Interest received		9	8	29
Dividends received from associates and joint ventures		3	4	7
Proceeds on disposal of interest in associates		270	7	72
Proceeds on disposal of businesses, net of cash and bank overdrafts		17	13	–
Acquisition of joint ventures		(5)	–	–
Acquisition of subsidiaries, net of cash acquired		(60)	(5)	(8)
Proceeds on disposal of current financial assets[b]		8,856	8,329	9,267
Purchases of current financial assets[b]		(8,875)	(8,845)	(8,902)
Proceeds on disposal of non-current financial assets		1	1	–
Purchases of non-current financial assets		–	–	(18)
Proceeds on disposal of property, plant and equipment		43	18	15
Purchases of property, plant and equipment and software		(2,481)	(2,578)	(2,645)
Purchases of telecommunications licences		(202)	–	–
Net cash outflow from investing activities		(2,424)	(3,048)	(2,183)
Cash flow from financing activities
Equity dividends paid		(683)	(590)	(543)
Interest paid		(701)	(693)	(973)
Repayment of borrowings[c]		(1,663)	(26)	(2,509)
Repayment of finance lease liabilities		(15)	(2)	(11)
Net proceeds from commercial paper		153	522	69
Proceeds from bank loans and bonds		798	–	340
Cash flows from derivatives related to net debt		33	258	120
Proceeds from issue of own shares		109	21	8
Repurchase of ordinary share capital		(302)	–	–
Net cash used in financing activities		(2,271)	(510)	(3,499)
Net increase (decrease) in cash and cash equivalents		600	–	(1,116)
Opening cash and cash equivalents		323	325	1,444
Net increase (decrease) in cash and cash equivalents		600	–	(1,116)
Effect of exchange rate changes		(4)	(2)	(3)
Closing cash and cash equivalents	23	919	323	325

[a]	Includes pension deficit payments of £325m (2011/12: £2,000m, 2010/11: £1,030m).
[b]	Primarily consists of investment in and redemption of amounts held in liquidity funds.
[c]	The repayment of borrowings included the impact of hedging.

Financial statements	107

Notes to the consolidated financial statements

1. Basis of preparation

Preparation of the financial statements

These consolidated financial statements have been prepared in accordance with the Companies Act 2006, Article 4 of the IAS Regulation and International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS) and related interpretations, as adopted by the European Union. The consolidated financial statements are also in compliance with IFRS as issued by the International Accounting Standards Board. The consolidated financial statements are prepared on a going concern basis.

The consolidated financial statements are prepared on the historical cost basis, except for certain financial and equity instruments that have been measured at fair value. The consolidated financial statements are presented in Sterling, the functional currency of BT Group plc, the parent company.

Changes in presentation of the financial statements

The following changes have been made to the presentation of the equity section of the group’s balance sheet in the current year:

—	Own shares (formerly Treasury shares) balance is now presented as a separate line item within the equity section of the group’s balance sheet. In previous years it was presented as part of Other reserves
—	Capital redemption reserve is now included in Other reserves within equity in the group’s balance sheet rather than as a separate item within the equity section of the group’s balance sheet.

The comparative information has also been re-presented accordingly.

In addition, following the Financial Reporting Council’s objective of cutting clutter from financial statements, separate non-controlling interests disclosures have been removed from the group’s consolidated financial statements and the related notes because they are immaterial; non-controlling interests represent profit for the year of £2m (2011/12: £1m, 2010/11: £2m); total comprehensive income for the year of £3m (2011/12: £2m, 2010/11: £2m); and total equity in the balance sheet of £14m (2011/12: £11m equity).

As the changes summarised above only represent changes in presentation or, in the case of non-controlling interests, are immaterial to the group’s consolidated financial statements, a restated opening balance sheet has not been provided. This is because the changes do not have any impact on the profit for the year, other comprehensive income (loss) for the year, assets and liabilities or total equity.

Changes in accounting policies and standards adopted

The group’s policy for the recognition of government grants was changed from 1 April 2012. Under the new policy, which is set out on page 113, assets and operating costs are recognised net of government grants receivable.

Before 1 April 2012 government grants were initially recognised as deferred income. Subsequent to initial recognition grants that compensated the group for costs incurred were recognised in the income statement within other operating income. Grants that compensated the group for the cost of an asset were recognised in the income statement within other operating income on a straight line basis over the useful life of the related asset.

Net presentation is considered a more appropriate policy than the previous gross presentation as it better presents the incremental costs to the business. The new policy has been applied prospectively and comparative financial information has not been restated as the impact of grants on prior period financial information is immaterial.

The amendments to IAS 1 ‘Presentation of Financial Statements’ issued by the IASB in June 2011 have been adopted early in these consolidated financial statements. The main change resulting from the application of these amendments is to group items together within other comprehensive income based on whether they are potentially reclassifiable to the income statement in future periods. Tax associated with each group (those that might be reclassified and those that will not be reclassified) is shown separately.

Other than as set out above, no new or amended accounting standards and interpretations were adopted in 2012/13.

Presentation of specific items

The group’s income statement and segmental analysis separately identify trading results before specific items. Specific items are those that in management’s judgement need to be disclosed separately by virtue of their size, nature or incidence. In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence. This is consistent with the way that financial performance is measured by management and reported to the Board and the Operating Committee and assists in providing a meaningful analysis of the trading results of the group. The directors believe that presentation of the group’s results in this way is relevant to an understanding of the group’s financial performance, as specific items are identified by virtue of their size, nature or incidence. Furthermore, the group considers a columnar presentation to be appropriate, as it improves the clarity of the presentation and is consistent with the way that financial performance is measured by management and reported to the Board and the Operating Committee. Specific items may not be comparable to similarly titled measures used by other companies.

Specific items include disposals of businesses and investments, regulatory settlements, historic insurance or litigation claims, business restructuring programmes, asset impairment charges, property rationalisation programmes, net interest on pensions and the settlement of multiple tax years in a single payment. In 2008/09 BT Global Services contract and financial review charges were disclosed as a specific item by virtue of their size and nature. The impact of subsequent changes to the contract and financial review charges from revisions in estimates and assumptions are included within trading results before specific items, and are separately disclosed if considered significant.

Specific items for the current and prior years are disclosed in note 9.

108	Financial statements

2. Critical accounting estimates and key judgements

The preparation of financial statements in conformity with IFRS requires the use of accounting estimates and assumptions. It also requires management to exercise its judgement in the process of applying the group’s accounting policies. We continually evaluate our estimates, assumptions and judgements based on available information and experience. As the use of estimates is inherent in financial reporting, actual results could differ from these estimates. Management has discussed its critical accounting estimates and associated disclosures with the Audit & Risk Committee. The areas involving a higher degree of judgement or complexity are described below.

Long-term customer contracts

Long-term customer contracts can extend over a number of financial years. During the contractual period recognition of costs and profits may be impacted by estimates of the ultimate profitability of each contract. If, at any time, these estimates indicate that any contract will be unprofitable, the entire estimated loss for the contract is recognised immediately. If these estimates indicate that any contract will be less profitable than previously forecast, contract assets may have to be written down to the extent they are no longer considered to be fully recoverable. The group performs ongoing profitability reviews of its contracts in order to determine whether the latest estimates are appropriate.

Key factors reviewed include:

—	Transaction volumes or other inputs affecting future revenues which can vary depending on customer requirements, plans, market position and other factors such as general economic conditions
—	Our ability to achieve key contract milestones connected with the transition, development, transformation and deployment phases for customer contracts
—	The status of commercial relations with customers and the implication for future revenue and cost projections
—	Our estimates of future staff and third party costs and the degree to which cost savings and efficiencies are deliverable.

The carrying value of assets comprising the costs of the initial set up, transition or transformation phase of long-term networked IT services contracts is disclosed in note 16.

Pension obligations

BT has a commitment, mainly through the BTPS, to pay pension benefits to approximately 318,000 people over a period of more than 80 years. The cost of these benefits and the present value of our pension liabilities depend on such factors as the life expectancy of the members, the salary progression of our current employees, the return that the pension fund assets will generate in the time before they are used to fund the pension payments, price inflation and the discount rate used to calculate the net present value of the future pension payments. We use estimates for all of these factors in determining the pension costs and liabilities incorporated in our financial statements. The assumptions reflect historical experience and our judgement regarding future expectations.

The value of the net pension obligation at 31 March 2013, the key financial assumptions used to measure the obligation, the sensitivity of the IAS 19 pension liability at 31 March 2013, and of the income statement charge in 2013/14 to changes in these assumptions are disclosed in note 19.

Useful lives for property, plant and equipment and software

The plant and equipment in our networks is long lived with cables and switching equipment operating for over 10 years and underground ducts being used for decades. We also develop software for use in IT systems and platforms that supports the products and services provided to our customers and that is also used within the group. The annual depreciation and amortisation charge is sensitive to the estimated service lives allocated to each type of asset. Asset lives are assessed annually and changed when necessary to reflect current thinking on the remaining lives in light of technological change, network investment plans (including the group’s fibre rollout programme), prospective economic utilisation and physical condition of the assets concerned. Changes to the service lives of assets implemented from 1 April 2012 had no significant impact in aggregate on the results for the year ended 31 March 2013.

The carrying values of software, property, plant and equipment are disclosed in notes 13 and 14. The useful lives applied to the principal categories of assets are disclosed on page 111.

Provisions and contingent liabilities

As disclosed in note 18, the group’s provisions principally relate to obligations arising from property rationalisation programmes, restructuring programmes, claims, litigation and regulatory risks. Under our property rationalisation programmes we have identified a number of surplus properties. Although efforts are being made to sub-let this space, this is not always possible. Estimates have been made of the cost of vacant possession and of any shortfall arising from any sub-lease income being lower than the lease costs. Any such shortfall is recognised as a provision.

In respect of claims, litigation and regulatory risks, the group provides for anticipated costs where an outflow of resources is considered probable and a reasonable estimate can be made of the likely outcome. The prices at which certain services are charged are regulated and may be subject to retrospective adjustment by regulators. Estimates are used in assessing the likely value of the regulatory risk. For all risks, the ultimate liability may vary from the amounts provided and will be dependent upon the eventual outcome of any settlement.

Management exercise judgement in measuring the exposures to contingent liabilities (see note 29) through assessing the likelihood that a potential claim or liability will arise and in quantifying the possible range of financial outcomes.

Financial statements	109

2. Critical accounting estimates and key judgements continued

Current and deferred income tax

The actual tax we pay on our profits is determined according to complex tax laws and regulations. Where the effect of these laws and regulations is unclear, we use estimates in determining the liability for the tax to be paid on our past profits which we recognise in our financial statements. We believe the estimates, assumptions and judgements are reasonable but this can involve complex issues which may take a number of years to resolve. The final determination of prior year tax liabilities could be different from the estimates reflected in the financial statements and may result in the recognition of an additional tax expense or tax credit in the income statement.

Deferred tax assets and liabilities require management judgement in determining the amounts to be recognised. In particular, judgement is used when assessing the extent to which deferred tax assets should be recognised, taking into account the expected timing and level of future taxable income.

The value of the group’s income tax assets and liabilities is disclosed on the balance sheet on page 104. The carrying value of the group’s deferred tax assets and liabilities is disclosed in note 10.

Goodwill

The recoverable amount of cash generating units (CGUs) has been determined based on value in use calculations. These calculations require the use of estimates, including management’s expectations of future revenue growth, operating costs, profit margins and operating cash flows for each CGU.

The carrying value of goodwill and the key assumptions used in performing the annual impairment assessment are disclosed in note 13.

Providing for doubtful debts

BT provides services to consumer and business customers, mainly on credit terms. We know that certain debts due to us will not be paid through the default of a small number of our customers. Estimates, based on our historical experience, are used in determining the level of debts that we believe will not be collected. These estimates include such factors as the current state of the economy and particular industry issues.

The value of the provision for doubtful debts is disclosed in note 16.

3. Significant accounting policies

The significant accounting policies applied in preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Revenue

Revenue represents the fair value of the consideration received or receivable for communication services and equipment sales, net of discounts and sales taxes. Revenue is recognised when it is probable that the economic benefits associated with a transaction will flow to the group and the amount of revenue and associated costs can be measured reliably. Where the group acts as an agent in a transaction, it recognises revenue net of directly attributable costs.

Services

Revenue arising from separable installation and connection services is recognised when it is earned, upon activation. Revenue from the rental of analogue and digital lines and private circuits is recognised evenly over the period to which it relates. Revenue from calls is recognised at the time the call is made over the group’s network. Subscription fees, consisting primarily of monthly charges for access to broadband and other internet access or voice services, are recognised as revenue as the service is provided. Revenue from the interconnection of voice and data traffic between other telecommunications operators is recognised at the time of transit across the group’s network.

Equipment sales

Revenue from the sale of equipment is recognised when all the significant risks and rewards of ownership are transferred to the buyer, which is normally the date the equipment is delivered and accepted by the customer.

Long-term contractual arrangements

Revenue from long-term contractual arrangements including fixed price contracts to design and build software solutions, is recognised based on the percentage of completion method. The stage of completion is estimated using an appropriate measure according to the nature of the contract such as the proportion of costs incurred relative to the estimated total contract costs, or other measures of completion such as the achievement of contract milestones and customer acceptance. In the case of time and materials contracts, revenue is recognised as the service is rendered.

Costs related to delivering services under long-term contractual arrangements are expensed as incurred except for an element of costs incurred in the initial contract set up, transition or transformation phase, which is deferred and recorded within non-current assets. These costs are then recognised in the income statement on a straight line basis over the remaining contract term, unless the pattern of service delivery indicates a different profile is appropriate. These costs are directly attributable to specific contracts, relate to future activity, will generate future economic benefits and are assessed for recoverability on a regular basis.

110	Financial statements

3. Significant accounting policies continued

The percentage of completion method relies on estimates of total expected contract revenues and costs, as well as reliable measurement of the progress made towards completion. Unless the financial outcome of a contract can be estimated with reasonable certainty, no attributable profit is recognised. In such circumstances, revenue is recognised equal to the costs incurred to date, to the extent that such revenue is expected to be recoverable, or costs are accrued to bring the margin to nil. Recognised revenue and profits are subject to revisions during the contract if the assumptions regarding the overall contract outcome are changed. The cumulative impact of a revision in estimates is recorded in the period in which such revisions become likely and can be estimated. Where the actual and estimated costs to completion exceed the estimated revenue for a contract, the full contract life loss is recognised immediately.

Multiple element arrangements

Where a contractual arrangement consists of two or more separate elements that have value to a customer on a standalone basis, revenue is recognised for each element as if it were an individual contract. The total contract consideration is allocated between the separate elements on the basis of relative fair value and the appropriate revenue recognition criteria are applied to each element as described above.

Operating and reportable segments

The group’s operating segments are reported based on financial information provided to the Operating Committee, as detailed on page 30, which is the key management committee and represents the ‘chief operating decision maker’.

The group’s organisational structure reflects the different customer groups to which it provides communications products and services via its customer-facing lines of business: BT Global Services, BT Retail, BT Wholesale and Openreach. The customer-facing lines of business are supported by an internal service unit: BT Technology, Service & Operations (BT TSO), which was created through the combination of BT Innovate & Design and BT Operate during 2012/13.

The customer-facing lines of business are the group’s reportable segments and generate substantially all the group’s revenue. The remaining operations of the group are aggregated and included within the ‘Other’ category to reconcile to the consolidated results of the group. The ‘Other’ category includes BT TSO and the group’s centralised functions including procurement and supply chain, fleet and property management.

Provisions for the settlement of significant legal, commercial and regulatory disputes, which are negotiated at a group level, are initially recorded in the ‘Other’ segment. On resolution of the dispute, the full impact is recognised in the relevant line of business’ results and offset in the group results through the utilisation of the provision previously charged to the ‘Other’ segment. Settlements which are particularly significant or cover more than one financial year may fall within the definition of specific items as detailed on page 107.

The costs incurred by BT TSO are recharged to the customer-facing lines of business to reflect the services it provides to them. Depreciation and amortisation incurred by BT TSO in relation to the networks and systems it manages and operates on behalf of the customer-facing lines of business is allocated to the lines of business based on their respective utilisation. Capital expenditure incurred by BT TSO for specific projects undertaken on behalf of the customer-facing lines of business is allocated based on the value of the directly attributable expenditure incurred. Where projects are not directly attributable to a particular line of business, capital expenditure is allocated between them based on the proportion of estimated future economic benefits. BT TSO and the group’s centralised functions are not reportable segments as they did not meet the quantitative thresholds as set out in IFRS 8 ‘Operating Segments’ for any of the years presented.

Performance of each reportable segment is measured based on adjusted EBITDA, defined as EBITDA before specific items, as included in the internal financial reports reviewed by the Operating Committee. EBITDA is defined as the operating profit or loss before depreciation, amortisation, net finance expense and taxation. Adjusted EBITDA is considered to be a useful measure of the operating performance of the lines of business because it approximates the underlying operating cash flow by eliminating depreciation and amortisation and also provides a meaningful analysis of trading performance by excluding specific items, which are disclosed separately by virtue of their size, nature or incidence. Specific items are detailed in note 9 and are not allocated to the reportable segments as this reflects how they are reported to the Operating Committee. Finance expense and income are not allocated to the reportable segments, as the central treasury function manages this activity, together with the overall net debt position of the group.

Retirement benefits

The group’s net obligation in respect of defined benefit pension plans is the present value of the defined benefit obligation less the fair value of the plan assets.

The calculation of the obligation is performed by a qualified actuary using the projected unit credit method and key actuarial assumptions at the balance sheet date.

The income statement expense is allocated between an operating charge and net finance income or expense. The operating charge reflects the increase in the defined benefit obligation resulting from the pension benefit earned by active employees in the current period. The net finance income reflects the expected return on the assets of the plan offset by the unwinding of the discount applied to the liabilities of the plan, based on conditions prevailing at the start of the year. Actuarial gains and losses are recognised in full in the period in which they occur and are presented in the group statement of comprehensive income.

The group also operates defined contribution pension plans and the income statement expense represents the contributions payable for the year.

Financial statements	111

3. Significant accounting policies continued

Property, plant and equipment

Property, plant and equipment are included at historical cost, net of accumulated depreciation, government grants and any impairment charges. On disposal of property, plant and equipment, the difference between the sale proceeds and the net book value at the date of disposal is recognised in other operating income in the income statement.

Included within the cost for network infrastructure and equipment are direct and indirect labour costs, materials and directly attributable overheads. Depreciation is provided on property, plant and equipment on a straight line basis from the time the asset is available for use, to write off the asset’s cost over the estimated useful life taking into account any expected residual value. Freehold land is not depreciated.

The lives assigned to principal categories of assets are as follows:

Land and buildings
— Freehold buildings	40 years
— Leasehold land and buildings	Unexpired portion of lease or
40 years, whichever is the
shorter
Network infrastructure and other equipment
Transmission equipment
— Duct	40 years
— Cable	3 to 25 years
— Fibre	5 to 20 years
Exchange equipment	2 to 13 years
Payphones and other network equipment	2 to 20 years
— Other assets
— Motor vehicles	2 to 9 years
— Computers and office equipment	3 to 6 years

Assets held under finance leases are depreciated over the shorter of the lease term or their useful economic life. Residual values and useful lives are reassessed annually and, if necessary, changes are recognised prospectively.

Intangible assets

Identifiable intangible assets are recognised when the group controls the asset, it is probable that future economic benefits attributable to the asset will flow to the group and the cost of the asset can be reliably measured. All intangible assets, other than goodwill, are amortised over their useful economic life. The method of amortisation reflects the pattern in which the assets are expected to be consumed. If the pattern cannot be determined reliably, the straight line method is used.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the group’s share of the identifiable net assets (including intangible assets) of the acquired business.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs that is expected to benefit from the business combination. Each CGU to which goodwill is allocated represents the lowest level within the group at which the goodwill is monitored for internal management purposes.

Computer software

Computer software comprises computer software licences purchased from third parties, and also the cost of internally developed software. Computer software licences purchased from third parties are initially recorded at cost. Costs directly associated with the production of internally developed software, where it is probable that the software will generate future economic benefits, are recognised as intangible assets.

Telecommunications licences

Licence fees paid to governments, which permit telecommunications activities to be operated for defined periods, are initially recorded at cost and amortised from the time the network is available for use to the end of the licence period.

Customer relationships

Intangible assets acquired through business combinations are recorded at fair value at the date of acquisition. Assumptions are used in estimating the fair values of acquired intangible assets and include management’s estimates of revenue and profits to be generated by the acquired businesses.

Estimated useful economic lives

The estimated useful economic lives assigned to the principal categories of intangible assets are as follows:

— Computer software	2 to 10 years
— Telecommunications licences	2 to 20 years
— Customer relationships and brands	5 to 15 years

Programme rights

Programme rights are recognised on the balance sheet from the point at which the legally enforceable licence period begins. Rights for which the licence period has not started are disclosed as contractual commitments in note 29. Payments made to receive commissioned or acquired programming in advance of the legal right to broadcast the programmes are classified as prepayments.

Programme rights are initially recognised at cost and are amortised from the point at which they are available for use, on a straight line basis over the programming period, or the remaining licence term, as appropriate. The amortisation charge is recorded within operating costs in the income statement.

Programmes produced internally are recognised within current assets at production cost, which includes labour costs and an appropriate portion of relevant overheads, and charged to the income statement over the period of the related broadcast.

Programme rights are tested for impairment in accordance with the group’s policy for impairment of non-financial assets set out on page 112. Related cash outflows are classified as operating cash flows in the cash flow statement.

112	Financial statements

3. Significant accounting policies continued

Provisions

Provisions are recognised when the group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Financial liabilities within provisions are initially recognised at fair value and subsequently carried at amortised cost using the effective interest method. Onerous lease provisions are measured at the lower of the cost to fulfil or to exit the contract.

Current and deferred income tax

Current income tax is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the company’s subsidiaries, associates and joint ventures operate and generate taxable income. The group periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation, and the group establishes provisions where appropriate on the basis of the amounts expected to be paid to tax authorities.

Deferred tax is recognised, using the liability method, in respect of temporary differences between the carrying amount of the group’s assets and liabilities and their tax base. Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis. Any remaining deferred tax asset is recognised only when, on the basis of all available evidence, it can be regarded as probable that there will be suitable taxable profits, within the same jurisdiction, in the foreseeable future against which the deductible temporary difference can be utilised.

Deferred tax is determined using tax rates that are expected to apply in the periods in which the asset is realised or liability settled, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Basis of consolidation

The group financial statements consolidate the financial statements of BT Group plc (‘the company’) and its subsidiaries, and they incorporate its share of the results of associates and joint ventures using the equity method of accounting.

A subsidiary is an entity that is controlled by another entity, known as the parent. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities, generally accompanied by a shareholding of more than one half of the voting rights. Non-controlling interests in the net assets of consolidated subsidiaries, which consist of the amounts of those interests at the date of the original business combination and non-controlling share of changes in equity since the date of the combination, are not material to the group’s financial statements. See note 1 for more details.

The results of subsidiaries acquired or disposed of during the year are consolidated from and up to the date of change of control. Where necessary, accounting policies of subsidiaries have been aligned with the policies adopted by the group. All intra-group transactions including any gains or losses, balances, income or expenses are eliminated in full on consolidation.

When the group loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. The profit or loss on disposal is normally recognised as a specific item.

Business combinations

The consideration is measured at fair value, which is the aggregate of the fair values of the assets transferred, liabilities incurred or assumed and the equity instruments issued in exchange for control of the acquiree. Acquisition-related costs are expensed as incurred. The acquiree’s identifiable assets and liabilities are recognised at their fair value at the acquisition date.

Goodwill arising on acquisition is recognised as an asset and measured at cost, representing the excess of the aggregate of the consideration, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the fair values of the identifiable assets and liabilities at the date of acquisition.

Impairment of non-financial assets

Intangible assets with finite useful lives and property, plant and equipment are tested for impairment if events or changes in circumstances (assessed at each reporting date) indicate that the carrying amount may not be recoverable. When an impairment test is performed, the recoverable amount is assessed by reference to the higher of the net present value of the expected future cash flows (value in use) of the relevant cash generating unit and the fair value less cost to sell.

Goodwill is reviewed for impairment at least annually. Impairment losses are recognised in the income statement, normally as a specific item. If a cash generating unit is impaired, impairment losses are allocated firstly against goodwill, and secondly on a pro rata basis against intangible and other assets.

Other operating income

Other operating income is income generated by the group that arises from activities outside the provision of communication services and equipment sales. Items reported as other operating income include income from repayment works, proceeds from scrap and cable recovery, income generated by our fleet operations, profits and losses on the disposal of businesses and property, plant and equipment, and income generated from the exploitation of our intellectual property.

Financial statements	113

3. Significant accounting policies continued

Government grants

Our policy for government grants changed from 1 April 2012 as explained on page 107. Government grants are recognised when there is reasonable assurance that the conditions associated with the grants have been complied with and the grants will be received.

Grants for the purchase or production of property, plant and equipment are deducted from the cost of the related assets and reduce future depreciation expense accordingly. Grants for the reimbursement of operating expenditure are deducted from the related category of costs in the income statement. Government grants received relating to future expenditure are recognised as payments received in advance within Other payables.

Foreign currencies

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of transactions and the translation of monetary assets and liabilities denominated in foreign currencies at period end exchange rates are recognised in the income statement line which most appropriately reflects the nature of the item or transaction.

On consolidation, assets and liabilities of foreign undertakings are translated into Sterling at year end exchange rates. The results of foreign undertakings are translated into Sterling at average rates of exchange for the year (unless this average is not a reasonable approximation of the cumulative effects of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions). Foreign exchange differences arising on retranslation are recognised directly in a separate component of equity, the translation reserve.

In the event of the disposal of an undertaking with assets and liabilities denominated in a foreign currency, the cumulative translation difference associated with the undertaking in the translation reserve is charged or credited to the gain or loss on disposal recognised in the income statement.

Research and development

Research expenditure is recognised in the income statement in the period in which it is incurred. Development expenditure, including the cost of internally developed software, is recognised in the income statement in the period in which it is incurred unless it is probable that economic benefits will flow to the group from the asset being developed, the cost of the asset can be reliably measured and technical feasibility can be demonstrated, in which case it is capitalised as an intangible asset on the balance sheet. Capitalisation ceases when the asset being developed is ready for use. Research and development costs include direct and indirect labour, materials and directly attributable overheads.

Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and whether the arrangement conveys the right to use the asset.

Leases of property, plant and equipment where the group holds substantially all the risks and rewards of ownership are classified as finance leases. Finance lease assets are capitalised at the commencement of the lease term at the lower of the present value of the minimum lease payments or the fair value of the leased asset. The obligations relating to finance leases, net of finance charges in respect of future periods, are recognised as liabilities. Leases are subsequently measured at amortised cost using the effective interest method.

Leases where a significant portion of the risks and rewards are held by the lessor are classified as operating leases. Rentals are charged to the income statement on a straight line basis over the period of the lease.

Own shares

Own shares represent the shares of the parent company BT Group plc that are held in treasury or by employee share ownership trusts. Own shares are recorded at cost and deducted from equity. When shares vest unconditionally or are cancelled they are transferred from the own shares reserve to retained earnings at their weighted average cost.

Share-based payments

The group operates a number of equity settled share-based payment arrangements, under which the group receives services from employees in consideration for equity instruments (share options and shares) of the group. Equity settled share-based payments are measured at fair value at the date of grant excluding the effect of non market-based vesting conditions but including any market-based performance criteria and the impact of non-vesting conditions (for example the requirement for employees to save). The fair value determined at the grant date is recognised as an expense on a straight line basis over the vesting period, based on the group’s estimate of the options or shares that will eventually vest and adjusted for the effect of non market-based vesting conditions. Fair value is measured using either the Binomial options pricing model or Monte Carlo simulations, whichever is most appropriate to the share-based payment arrangement.

Service and performance conditions are vesting conditions. Any other conditions are non-vesting conditions which have to be taken into account to determine the fair value of equity instruments granted. In the case that an award or option does not vest as a result of a failure to meet a non-vesting condition that is within the control of either counterparty, this is accounted for as a cancellation. Cancellations are treated as accelerated vesting and all remaining future charges are immediately recognised in the income statement. As the requirement to save under an employee sharesave arrangement is a non-vesting condition, employee cancellations are treated as an accelerated vesting.

Awards that lapse or are forfeited result in a credit to the income statement (reversing the previously recognised charges) in the year in which they lapse or are forfeited.

114	Financial statements

3. Significant accounting policies continued

Termination benefits

Termination benefits (leaver costs) are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits when it is demonstrably committed to the affected employees leaving the group.

Financial instruments

Financial assets

Financial assets at fair value through profit and loss

A financial asset is classified in this category if it is either acquired principally for the purpose of selling in the short-term (held for trading) or if so designated by management. Financial assets at fair value through profit and loss are initially recognised and subsequently measured at fair value, with changes in fair value recognised in the income statement. Any direct transaction costs are recognised immediately in the income statement.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market other than those for which the group may not recover substantially all of its initial investment, other than because of credit deterioration, which are classified as available-for-sale. Loans and receivables are initially recognised at fair value plus transaction costs and subsequently carried at amortised cost using the effective interest method, with changes in carrying value recognised in the income statement.

Available-for-sale financial assets

Non-derivative financial assets classified as available-for-sale are either specifically designated in this category or not classified in any of the other categories. Available-for-sale financial assets are initially recognised at fair value plus direct transaction costs and then re-measured at subsequent reporting dates to fair value, with unrealised gains and losses (except for changes in exchange rates for monetary items, interest, dividends and impairment losses, which are recognised in the income statement) recognised in equity until the financial asset is derecognised, at which time the cumulative gain or loss previously recognised in equity is taken to the income statement, in the line that most appropriately reflects the nature of the item or transaction.

Trade and other receivables

Financial assets within trade and other receivables are initially recognised at fair value, which is usually the original invoiced amount, and are subsequently carried at amortised cost, using the effective interest method, less provisions made for doubtful receivables. Provisions are made specifically where there is evidence of a risk of non payment, taking into account ageing, previous losses experienced and general economic conditions.

Cash and cash equivalents

Cash and cash equivalents comprise cash in hand and current balances with banks and similar institutions, which are readily convertible to cash and are subject to insignificant risk of changes in value and have an original maturity of three months or less. For the purpose of the consolidated cash flow statement, cash and cash equivalents are as defined above net of outstanding bank overdrafts. Bank overdrafts are included within loans and other borrowings, in current liabilities on the balance sheet.

Impairment of financial assets

The group assesses at each balance sheet date whether a financial asset or group of financial assets are impaired. Where there is objective evidence that an impairment loss has arisen on assets carried at amortised cost, the carrying amount is reduced with the loss being recognised in the income statement. The impairment loss is measured as the difference between that asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate.

Financial liabilities

Trade and other payables

Financial liabilities within trade and other payables are initially recognised at fair value, which is usually the original invoiced amount, and subsequently carried at amortised cost using the effective interest method.

Loans and other borrowings

Loans and other borrowings are initially recognised at the fair value of amounts received net of transaction costs. Loans and other borrowings are subsequently measured at amortised cost using the effective interest method and, if included in a fair value hedge relationship, are re-valued to reflect the fair value movements on the hedged risk associated with the loans and other borrowings. The resulting amortisation of fair value movements, on de-designation of the hedge, are recognised in the income statement.

Derivative financial instruments and hedge accounting

The group uses derivative financial instruments mainly to reduce exposure to foreign exchange and interest rate risks. The group does not hold or issue derivative financial instruments for financial trading purposes. However, derivatives that do not qualify for hedge accounting are classified as held for trading and are initially recognised and subsequently measured at fair value. The gain or loss on remeasurement to fair value is recognised immediately in the income statement in net finance expense. Derivative financial instruments are classified as current assets or current liabilities where they have a maturity period within 12 months. Where derivative financial instruments have a maturity period greater than 12 months, they are classified within either non-current assets or non-current liabilities.

Where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the hedge. To qualify for hedge accounting, hedge documentation must be prepared at inception and the hedge must be expected to be highly effective both prospectively and retrospectively. The hedge is tested for effectiveness at inception and in subsequent periods in which the hedge remains in operation. Hedge accounting is discontinued when the hedging instrument expires, or is sold, terminated or no longer qualifies for hedge accounting or the group chooses to end the hedge relationship. The group designates certain derivatives as either cash flow hedges or fair value hedges.

Financial statements	115

3. Significant accounting policies continued

Cash flow hedges

When a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity, in the cash flow reserve. For cash flow hedges of recognised assets or liabilities, the associated cumulative gain or loss is removed from equity and recognised in the same line of the income statement and in the same period or periods that the hedged transaction affects the income statement. Any ineffectiveness arising on a cash flow hedge of a recognised asset or liability is recognised immediately in the same income statement line as the hedged item. Where ineffectiveness arises on highly probable transactions, it is recognised in the income statement line which most appropriately reflects the nature of the item or transaction.

Fair value hedges

When a derivative financial instrument is designated as a hedge of the variability in fair value of a recognised asset or liability, or unrecognised firm commitment, the change in fair value of the derivative that is designated as a fair value hedge is recorded in the income statement at each reporting date, together with any changes in fair value of the hedged asset or liability that is attributable to the hedged risk.

Accounting standards, interpretations and amendments not yet effective

IAS 19 ‘Employee Benefits’

IAS 19 (Revised 2011) is effective for the accounting period beginning on 1 April 2013. The amendments set out in this revised accounting standard are intended to provide a clearer indication of an entity’s obligations resulting from the provision of defined benefit pension plans and how those obligations will affect its financial position, financial performance and cash flow. Compensating adjustments in other comprehensive income will leave equity unchanged.

The amendments which will impact the consolidated financial statements include:

—	the recognition of plan administration costs in the income statement
—	the replacement of the expected return on pension plan assets and interest expense on pension plan liabilities with a single net interest component calculated on the net defined benefit liability or asset using the discount rate used to determine the defined benefit obligation
—	additional disclosures to explain the characteristics of an entity’s defined benefit plans, the amounts recognised in the financial statements and the risks arising from defined benefit plans.

The amendments will not impact the value of the retirement benefit obligation on the face of the group balance sheet.

Expected impact of adoption of IAS 19 (Revised 2011)

IAS 19 (Revised 2011) requires retrospective adoption and therefore prior periods will be restated. The impact on the income statement for 2012/13 and 2011/12, had the amendments applied, would have been to:

—	increase operating costs by around £40m (2011/12: £30m)
—	reduce net finance income on pensions, reported as a specific item, by around £150m (2011/12: £295m) resulting in a restated net finance expense of approximately £120m (2011/12: £100m).

The service cost that will be recognised in the income statement in 2013/14 is estimated to be around £50m higher than the restated cost for 2012/13 mainly due to the change in discount rate and inflation assumptions. The net pension interest expense within specific items is expected to be around £240m for 2013/14, an increase of around £120m over the 2012/13 restated amount due to the higher net deficit more than offsetting the lower discount rate.

The sensitivity of the net pension interest expense for 2013/14, under this revised basis, to an increase of 0.25 percentage points in the discount rate assumption would be a reduction of £65m. As shown in note 19, an increase of 0.25 percentage points in the RPI inflation assumption would increase the retirement benefit obligation at 31 March 2013 by £1.5bn. If this were the case, the net pension interest expense for 2013/14 would be £65m higher.

116	Financial statements

4. Segment information

The definition of the group’s operating and reportable segments is provided on page 110. Information regarding the results of each reportable segment is provided below.

Segment revenue and profit

Year ended 31 March 2013	BT Global Services £m	BT Retail £m	BT Wholesale £m	Openreach £m	Other £m	Total £m
Segment revenue	7,166	7,228	3,588	5,067	61	23,110
Internal revenue	–	(556)	(981)	(3,320)	–	(4,857)
Revenue from external customers[a]	7,166	6,672	2,607	1,747	61	18,253
EBITDA[b]	626	1,935	1,168	2,314	138	6,181
Depreciation and amortisation	(623)	(390)	(593)	(972)	(265)	(2,843)
Operating profit (loss)[a]	3	1,545	575	1,342	(127)	3,338
Specific items (note 9)						(352)
Operating profit						2,986
Net finance expense[c]						(624)
Share of post tax profit of associates and joint ventures						9
Profit on disposal of interest in associate						130
Profit before tax						2,501

Year ended 31 March 2012	BT Global Services £m	BT Retail £m	BT Wholesale £m	Openreach £m	Other £m	Total £m
Segment revenue	7,809	7,393	3,923	5,136	50	24,311
Internal revenue	–	(511)	(980)	(3,513)	–	(5,004)
Revenue from external customers[a]	7,809	6,882	2,943	1,623	50	19,307
EBITDA[b]	627	1,830	1,208	2,299	100	6,064
Depreciation and amortisation	(712)	(410)	(604)	(939)	(307)	(2,972)
Operating profit (loss)[a]	(85)	1,420	604	1,360	(207)	3,092
Specific items (note 9)						(173)
Operating profit						2,919
Net finance expense[c]						(484)
Share of post tax profit of associates and joint ventures						10
Profit before tax						2,445

Year ended 31 March 2011	BT Global Services £m	BT Retail £m	BT Wholesale £m	Openreach £m	Other £m	Total £m
Segment revenue	8,059	7,700	4,201	4,930	38	24,928
Internal revenue	–	(447)	(979)	(3,426)	–	(4,852)
Revenue from external customers[a]	8,059	7,253	3,222	1,504	38	20,076
EBITDA[b]	593	1,784	1,316	2,132	61	5,886
Depreciation and amortisation	(734)	(443)	(619)	(877)	(306)	(2,979)
Operating profit (loss)[a]	(141)	1,341	697	1,255	(245)	2,907
Specific items (note 9)						(329)
Operating profit						2,578
Net finance expense[c]						(924)
Share of post tax profit of associates and joint ventures						21
Profit on disposal of interest in associate						42
Profit before tax						1,717

[a]	Before specific items.
[b]	EBITDA is stated before specific items and is a non-GAAP measure provided in addition to the disclosure requirements defined under IFRS. The rationale for using non-GAAP measures is explained on pages 170 to 172.
[c]	Net finance expense includes specific item income of £29m (2011/12: £197m income, 2010/11: £79m expense). See note 9.

Financial statements	117

4. Segment information continued

Internal revenue and costs

Intra group revenue generated from the sale of regulated products and services is based on market price. Intra group revenue from the sale of other products and services is agreed between the relevant lines of business and therefore line of business profitability can be impacted by transfer pricing levels. BT Global Services does not generate internal revenue from the other lines of business. The majority of internal trading relates to Openreach and arises on rentals, and any associated connection or migration charges, of the UK access lines and other network products to the customer-facing lines of business. This occurs both directly, and also indirectly, through BT TSO which is included within the ‘Other’ segment. Internal revenue arising in BT Retail relates primarily to BT Ireland and BT Enterprises. Internal revenue arising in BT Wholesale relates mainly to the sale of line cards and access electronic services to Openreach.

	Internal cost recorded by
Year ended 31 March 2013	BT Global Services £m	BT Retail £m	BT Wholesale £m	Openreach £m	Other £m	Total £m
Internal revenue recorded by
BT Retail	410	–	122	2	22	556
BT Wholesale	1	–	–	980	–	981
Openreach	209	1,458	266	–	1,387	3,320
Total	620	1,458	388	982	1,409	4,857

	Internal cost recorded by
Year ended 31 March 2012	BT Global Services £m	BT Retail £m	BT Wholesale £m	Openreach £m	Other £m	Total £m
Internal revenue recorded by
BT Retail	359	–	99	5	48	511
BT Wholesale	–	–	–	980	–	980
Openreach	226	1,625	245	–	1,417	3,513
Total	585	1,625	344	985	1,465	5,004

	Internal cost recorded by
Year ended 31 March 2011	BT Global Services £m	BT Retail £m	BT Wholesale £m	Openreach £m	Other £m	Total £m
Internal revenue recorded by
BT Retail	309	–	64	3	71	447
BT Wholesale	–	–	–	979	–	979
Openreach	242	1,779	198	–	1,207	3,426
Total	551	1,779	262	982	1,278	4,852

Revenue by products and services

Year ended 31 March	2013 £m	2012 £m	2011 £m
ICT and managed networks	6,135	6,584	6,632
Broadband and convergence	3,170	2,971	2,767
Calls and lines	4,689	5,094	5,595
Transit	819	1,128	1,518
Conveyance, interconnect circuits, WLR, global carrier and other wholesale	1,498	1,476	1,512
Other products and services	1,942	2,054	2,052
Revenue[a]	18,253	19,307	20,076

[a]	Before specific items.

118	Financial statements

4. Segment information continued

Capital expenditure

Year ended 31 March 2013	BT Global Services £m	BT Retail £m	BT Wholesale £m	Openreach £m	Other £m	Total £m
Intangible assets	153	65	75	76	85	454
Property, plant and equipment	372	310	158	1,068	76	1,984
Capital expenditure[a]	525	375	233	1,144	161	2,438
Purchases of telecommunications licences	–	–	–	–	202	202
	525	375	233	1,144	363	2,640

[a]	Before purchases of telecommunications licences.

Year ended 31 March 2012	BT Global Services £m	BT Retail £m	BT Wholesale £m	Openreach £m	Other £m	Total £m
Intangible assets	146	70	76	95	72	459
Property, plant and equipment	414	364	260	980	117	2,135
Capital expenditure	560	434	336	1,075	189	2,594

Geographic information

The UK is the group’s country of domicile and the group generates the majority of its revenue from external customers in the UK. The geographic analysis of revenue is on the basis of the country of origin in which the customer is invoiced.

Revenue from external customers

Year ended 31 March	2013 £m	2012 £m	2011 £m
UK	14,066	14,766	15,575
Europe, Middle East and Africa, excluding the UK	2,604	2,973	3,064
Americas	1,057	1,070	990
Asia Pacific	526	498	447
Revenue[a]	18,253	19,307	20,076

[a]	Before specific items.

Non-current assets

At 31 March	2013 £m	2012 £m
UK	14,566	14,768
Europe, Middle East and Africa, excluding the UK	2,425	2,444
Americas	559	568
Asia Pacific	73	57
Non-current assets	17,623	17,837

Non-current assets, which exclude derivative financial instruments, investments and deferred tax assets, are based on the location of the assets.

Financial statements	119

5. Other operating income

Year ended 31 March	Note	2013 £m	2012 £m	2011 £m
Profits on disposal of property, plant and equipment		132	129	103
Income from repayment works		83	62	62
Other income		177	196	208
Other operating income before specific items		392	387	373
Specific items	9	7	(19)	–
Other operating income		399	368	373
6. Operating costs
Year ended 31 March	Notes	2013 £m	2012 £m	2011 £m
Operating costs by nature
Staff costs
Wages and salaries		3,879	3,963	3,947
Social security costs		443	454	456
Pension costs	19	361	393	416
Share-based payment expense	21	64	75	68
Total staff costs		4,747	4,885	4,887
Own work capitalised		(620)	(652)	(718)
Net staff costs		4,127	4,233	4,169
Net indirect labour costs[a]		499	579	629
Net labour costs		4,626	4,812	4,798
Payments to telecommunications operators		2,677	3,153	3,740
Property and energy costs		1,022	1,066	1,149
Network operating and IT costs		587	630	706
Other operating costs[b]		3,552	3,969	4,170
Depreciation of property, plant and equipment
Owned assets	14	2,175	2,248	2,255
Held under finance leases	14	19	29	33
Amortisation of intangible assets	13	649	695	691
Total operating costs before specific items		15,307	16,602	17,542
Specific items	9	123	(256)	329
Total operating costs		15,430	16,346	17,871
Operating costs before specific items include the following:
Leaver costs[c]		58	97	57
Research and development expenditure[d]		829	821	833
Operating lease charges		423	404	395
Foreign currency (gains) losses		(5)	7	(17)
Government grants		(1)	–	–

[a]	Net of capitalised indirect labour costs of £346m (2011/12: £335m, 2010/11: £329m).
[b]	Other operating costs include a net charge of £nil (2011/12: £nil, 2010/11: £2m charge) relating to fair value movements on derivatives recycled from the cash flow reserve.
[c]	Leaver costs are included within wages and salaries and social security costs, except for leaver costs of £113m (2011/12: £27m, 2010/11: £77m) associated with restructuring, which have been recorded as a specific item.
[d]	Research and development expenditure includes amortisation of £550m (2011/12: £536m, 2010/11: £444m) in respect of internally developed computer software and operating expenses of £279m (2011/12: £285m, 2010/11: £389m).

Compensation of key management personnel

Key management personnel comprise executive and non-executive directors and members of the Operating Committee. Compensation of key management personnel is shown in the table below:

Year ended 31 March	2013 £m	2012 £m	2011 £m
Salaries and short-term benefits	10.5	11.6	11.4
Post employment benefits	1.1	1.0	1.4
Share-based payments	6.0	7.8	5.3
	17.6	20.4	18.1

More detailed information concerning directors’ remuneration, shareholdings, pension entitlements, share options and other long-term incentive plans is shown in the audited part of the Report on Directors’ Remuneration, which forms part of the consolidated financial statements.

120	Financial statements

7. Employees

	2013		2012		2011
Number of employees in the group[a]	Year end 000	Average 000	Year end 000	Average 000	Year end 000	Average 000
UK	73.2	74.1	73.9	74.7	75.7	77.1
Non-UK	14.7	15.0	15.1	16.0	16.9	17.5
Total employees	87.9	89.1	89.0	90.7	92.6	94.6

	2013		2012		2011
Number of employees in the group[a]	Year end 000	Average 000	Year end 000	Average 000	Year end 000	Average 000
BT Global Services	19.2	19.8	20.0	20.9	21.8	22.6
BT Retail	16.3	16.3	16.3	16.4	16.6	17.4
BT Wholesale	2.0	1.4	1.4	1.6	1.9	2.1
Openreach	30.4	30.4	30.9	31.2	31.3	30.9
Other	20.0	21.2	20.4	20.6	21.0	21.6
Total employees	87.9	89.1	89.0	90.7	92.6	94.6

[a]	These reflect the full-time equivalent of full and part-time employees.

8. Audit, audit related and other non-audit services

The following fees were paid or are payable to the company’s auditors, PricewaterhouseCoopers LLP.

	2013	2012	2011
Year ended 31 March	£000	£000	£000
Fees payable to the company’s auditors and its associates for:

Audit services[a]
The audit of parent company and consolidated financial statements	2,674	2,696	2,732
The audit of the company’s subsidiaries	5,284	5,422	4,636
	7,958	8,118	7,368

Audit related assurance services[b]	1,313	1,558	1,556
Other non-audit services
Taxation compliance services[c]	472	455	110
Taxation advisory services[d]	370	770	1,046
All other assurance services	166	74	223
All other services[e]	933	641	593
	1,941	1,940	1,972
Total services	11,212	11,616	10,896

[a]	Services in relation to the audit of the parent company and the consolidated financial statements, including fees for reports under section 404 of the Sarbanes-Oxley Act. This also includes fees payable for the statutory audits of the financial statements of subsidiary companies.
[b]	Services in relation to other statutory filings or engagements that are required by law or regulation to be carried out by the appointed auditor. This includes fees for the audit of the group’s regulatory financial statements and reporting associated with the group’s US debt shelf registration.
[c]	Services relating to tax returns, tax audits, monitoring and enquiries.
[d]	Fees payable for all taxation advisory services not falling within taxation compliance.
[e]	Fees payable for all non-audit services not covered above, principally comprising other advisory services.

In order to maintain the independence of the external auditors, the Board has determined policies as to what non-audit services can be provided by the company’s external auditors and the approval processes related to them. Under those policies work of a consultancy nature will not be offered to the external auditors unless there are clear efficiencies and value-added benefits to the company. A description of the work performed by the Audit & Risk Committee in order to safeguard auditor independence when non-audit services are provided is set out in the Audit & Risk Committee Chairman’s Report on page 72.

In this context audit related assurance services are considered to pose a low threat to auditor independence and therefore the proportion of other non-audit services to total services is considered the most suitable measure of the level of non-audit services provided. These represented 17% of the total fees in 2012/13 (2011/12: 17%, 2010/11: 18%).

The BT Pension Scheme is an associated pension fund as defined in the Companies (Disclosure of Auditor Remuneration and Liability Limitation Agreements) (Amendment) Regulations 2011. In the year ended 31 March 2013 PricewaterhouseCoopers LLP received total fees from the BT Pension Scheme of £1,395,000 (2011/12: £1,901,000, 2010/11: £897,000) in respect of the following services: audit of financial statements of associates £155,000 (2011/12: £131,000, 2010/11: £96,000); taxation compliance services £218,000 (2011/12: £92,000, 2010/11: £47,000) and other non-audit services of £1,022,000 (2011/12: £1,678,000, 2010/11: £754,000).

Financial statements	121

9. Specific items

	2013	2012	2011
Year ended 31 March	£m	£m	£m
Revenue
Retrospective regulatory rulings[a]	236	410	–
Other operating income
(Profit) loss on disposal of businesses[b]	(7)	19	–
Operating costs
Restructuring charges[c]	204	64	192
Property rationalisation costs	–	90	88
Retrospective regulatory rulings[a]	(142)	(410)	–
Impairment charges[d]	18	–	49
Provisions for claims[e]	43	–	–
	123	(256)	329
Net finance (income) expense
Interest expense on pension plan liabilities[f]	1,975	2,092	2,323
Expected return on pension plan assets[f]	(2,006)	(2,289)	(2,244)
Interest on provisions for claims	2	–	–
	(29)	(197)	79
Share of results of associates and joint ventures
Profit on disposal of interest in associate[g]	(130)	–	(42)
Net specific items charge (credit) before tax	193	(24)	366
Taxation
Tax (credit) charge on specific items above	(91)	22	(72)
Tax credit on re-measurement of deferred tax[h]	(105)	(164)	(172)
Tax charge in respect of settlement of open tax years	–	–	5
	(196)	(142)	(239)
Net specific items (credit) charge after tax	(3)	(166)	127

[a]	In 2012/13 reported revenue and EBITDA include a one-off specific item charge of £85m and £58m, respectively, following the Court of Appeal decision that wholesale ladder termination pricing should not be applied for 0800, 0845 and 0870 calls from mobile phones terminating on our network. In addition charges of £151m and £36m were recognised against revenue and EBITDA respectively, following Ofcom’s determinations on historic Ethernet pricing. In 2011/12, following a retrospective regulatory ruling in Germany in relation to the period from September 2006 to November 2010, a one-off charge of £410m was recognised against revenue with an equal reduction in operating costs.
[b]	In 2011/12 a loss arose on the disposal of the group’s 51% shareholding in its subsidiary Accel Frontline Limited.
[c]	The components of the restructuring charges recognised in 2012/13, 2011/12 and 2010/11 were: people and property charges of £163m (2011/12: £28m, 2010/11: £129m) principally comprising leaver costs and property exit costs; networks, products and procurement channels rationalisation charges of £41m (2011/12: £36m, 2010/11: £41m), and intangible asset impairment and other charges of £nil (2011/12: £nil, 2010/11: £22m).
[d]	In 2012/13 impairment charges principally include an impairment of £17m to write down the total investment in Onlive Inc., after it entered creditor protection status. In 2010/11 goodwill impairment charges of £39m were recognised mainly relating to an operational restructuring of a business acquired several years before and intangible asset impairments of £10m relating to brands no longer in use.
[e]	The group makes provisions for legal or constructive obligations arising from insurance, litigation and regulatory risks. Provisions increased by £43m in 2012/13, having reassessed potential claims relating to certain historical matters.
[f]	See note 19 for more details.
[g]	In 2012/13 a profit of £130m was recognised as a result of the disposal of the group’s remaining interest in its associate Tech Mahindra, which was held at a carrying value of £127m at 31 March 2012. In 2010/11 a profit of £42m arose on the disposal of a 6.5% interest in Tech Mahindra.
[h]	In 2012/13, 2011/12 and 2010/11, respectively, a tax credit was recognised for the re-measurement of deferred tax balances as a result of the change in the UK statutory corporation tax rate from 24% to 23% effective in 2013/14 but enacted in 2012/13; from 26% to 24% effective in 2012/13 but enacted in 2011/12; and from 28% to 26% effective in 2011/12 but enacted in 2010/11.

122	Financial statements

10. Taxation

Analysis of taxation (expense) credit for the year

	2013	2012	2011
Year ended 31 March	£m	£m	£m
United Kingdom
Corporation tax at 24% (2011/12: 26%, 2010/11: 28%)	(644)	(678)	(197)
Adjustments in respect of prior periods	277	39	(7)
Non-UK taxation
Current	(41)	(60)	(40)
Adjustments in respect of prior periods	1	8	11
Total current tax expense	(407)	(691)	(233)
Deferred taxation
Origination and reversal of temporary differences	113	58	(184)
Adjustments in respect of prior periods	(221)	27	32
Impact of change in UK corporation tax rate to 23% (2011/12: 24%, 2010/11: 26%)	105	164	172
Total deferred taxation (expense) credit	(3)	249	20
Total taxation expense	(410)	(442)	(213)

Factors affecting taxation expense for the year

The taxation expense on the profit for the year differs from the amount computed by applying the UK corporation tax rate to the profit before taxation as a result of the following factors:

	2013	2012	2011
Year ended 31 March	£m	£m	£m
Profit before taxation	2,501	2,445	1,717
Expected taxation expense at UK rate of 24% (2011/12: 26%, 2010/11: 28%)	(600)	(636)	(481)
Effects of:
Overseas losses utilised	14	75	53
Non-deductible depreciation and amortisation	(14)	(9)	(15)
Non-deductible non-UK losses	(46)	(27)	(13)
Lower (higher) taxes on non-UK profits	10	(16)	(1)
Lower (higher) taxes on gain on disposal of business	28	(5)	12
Other deferred tax assets not recognised	36	(1)	(8)
Adjustments in respect of prior periods	57	74	36
Re-measurement of deferred tax balances	105	164	172
Other	–	(61)	32
Total taxation expense	(410)	(442)	(213)
Exclude specific items (note 9)	(196)	(142)	(239)
Total taxation expense before specific items	(606)	(584)	(452)

Financial statements	123

10. Taxation continued

Tax components of other comprehensive income

	2013	2012	2011
Year ended 31 March	Tax (expense) credit £m	Tax (expense) credit £m	Tax (expense) credit £m
Tax on items that will not be reclassified to the income statement
Actuarial gains or losses relating to retirement benefit obligations	805	600	(1,534)
Tax on items that may be reclassified subsequently to the income statement
Exchange differences on translation of foreign operations	10	(1)	18
Fair value movements on cash flow hedges
— net fair value gains or losses	(25)	10	(124)
— recognised in income and expense	39	(32)	119
	829	577	(1,521)
Current tax credit[a]	133	566	25
Deferred tax credit (expense)	696	11	(1,546)
	829	577	(1,521)

[a] Includes £128m (2011/12: £565m, 2010/11: £nil) relating to actuarial losses arising from retirement benefit obligations. Tax credit recognised directly in equity
	2013	2012	2011
Year ended 31 March	£m	£m	£m
Tax credit relating to share-based payments	68	17	91

Deferred taxation

	Excess capital allowances £m	Retirement benefit obligations £m [a]	Share- based payments £m	Other £m	Jurisdictional offset £m	Total £m
At 1 April 2011	1,437	(461)	(149)	(76)	–	751
(Credit) recognised in the income statement	(95)	(79)	(1)	(74)	–	(249)
(Credit) expense recognised in other comprehensive income	–	(36)	–	25	–	(11)
(Credit) recognised in equity	–	–	(17)	–	–	(17)
At 31 March 2012	1,342	(576)	(167)	(125)	–	474
Non-current
Deferred tax asset	(70)	(576)	(167)	(135)	322	(626)
Deferred tax liability	1,412	–	–	10	(322)	1,100
At 1 April 2012	1,342	(576)	(167)	(125)	–	474
Expense (credit) recognised in the income statement	75	(61)	2	(13)	–	3
Expense (credit) recognised in other comprehensive income	1	(677)	–	(20)	–	(696)
(Credit) recognised in equity	–	–	(19)	–	–	(19)
Acquisitions	–	–	–	9	–	9
At 31 March 2013	1,418	(1,314)	(184)	(149)	–	(229)
Non-current
Deferred tax asset	(74)	(1,314)	(184)	(187)	321	(1,438)
Deferred tax liability	1,492	–	–	38	(321)	1,209
At 31 March 2013	1,418	(1,314)	(184)	(149)	–	(229)

[a]	Includes a deferred tax asset of £1m (2011/12: £1m) arising on contributions payable to defined contribution pension plans.

Deferred tax balances for which there is a right of offset within the same jurisdiction are presented net on the face of the group balance sheet as permitted by IAS 12, with the exception of deferred tax related to BT’s pension schemes which are disclosed within deferred tax assets.

At 31 March 2013, all of the deferred tax asset of £1,438m (2011/12: £626m) and all of the deferred tax liability of £1,209m (2011/12: £1,100m) are expected to be recovered or settled after more than one year.

124	Financial statements

10. Taxation continued

Factors affecting future tax charges

The rate of UK corporation tax changed from 24% to 23% on 1 April 2013. As deferred tax assets and liabilities are measured at the rates that are expected to apply in the periods of the reversal, deferred tax balances at 31 March 2013 have been calculated using a rate of 23%. This reduction has been recognised as a deferred tax credit of £105m and as a specific item in the income statement (note 9) and a deferred tax expense of £94m in other comprehensive income.

The Government has also indicated that it intends to enact a further reduction in the main rate of UK corporation tax to 21% by 1 April 2014 and to 20% by 1 April 2015. The future annual corporation tax rate reduction is expected to affect the group’s financial statements. The actual impact will depend on the group’s deferred tax position at that time.

Unrecognised tax losses and other temporary differences

At 31 March 2013 the group had operating losses, capital losses and other temporary differences carried forward in respect of which no deferred tax assets were recognised amounting to £22.0bn (2011/12: £21.8bn). The group’s capital losses and other temporary differences have no expiry date restrictions. The expiry date of operating losses carried forward is dependent upon the tax law of the various territories in which the losses arose. A summary of expiry dates for losses in respect of which restrictions apply is set out below:

	2013	Expiry of
At 31 March	£m	losses
Restricted losses
Europe	464	2014-27
Americas	102	2014-32
Other	1	2014-22
Total restricted losses	567
Unrestricted losses
Operating losses	3,640	No expiry
Capital losses	17,214	No expiry
Total unrestricted losses	20,854
Other temporary differences	543
Total	21,964

At 31 March 2013 the undistributed earnings of overseas subsidiaries were £11.1bn (2011/12: £10.8bn). No deferred tax liabilities have been recognised in respect of these unremitted earnings because the group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

Financial statements	125

11. Earnings per share

Basic earnings per share is calculated by dividing the profit after tax attributable to equity shareholders by the weighted average number of shares in issue after deducting the own shares held by employee share ownership trusts and treasury shares.

In calculating the diluted earnings per share, share options outstanding and other potential shares have been taken into account where the impact of these is dilutive. Options over 24m shares (2011/12: 40m shares, 2010/11: 81m shares) were excluded from the calculation of the total diluted number of shares as the impact of these is antidilutive.

Year ended 31 March	2013	2012	2011
Basic weighted average number of shares (millions)	7,832	7,763	7,750
Dilutive shares from share options (millions)	275	310	252
Dilutive shares from executive share awards (millions)	96	128	114
Diluted weighted average number of shares (millions)	8,203	8,201	8,116
Basic earnings per share	26.7p	25.8p	19.4p
Diluted earnings per share	25.5p	24.4p	18.5p

As detailed on page 107, the financial statements have been simplified this year and non-controlling interests have been removed from the presentation. The earnings per share calculations are still based on profit after tax attributable to equity shareholders of the parent company which excludes non-controlling interests. Profit after tax attributable to equity shareholders of the parent company was £2,089m (2011/12: £2,002m, 2010/11: £1,502m) and profit after tax attributable to non-controlling interests was £2m (2011/12: £1m, 2010/11: £2m).

The group also measures financial performance based on adjusted earnings per share, which excludes specific items. Adjusted earnings per share and a reconciliation to basic earnings per share is disclosed on page 171.

12. Dividends

	2013		2012		2011
Year ended 31 March	pence per share	£m	pence per share	£m	pence per share	£m
Final dividend in respect of the prior year	5.7	449	5.0	388	4.6	357
Interim dividend in respect of the current year	3.0	235	2.6	201	2.4	186
	8.7	684	7.6	589	7.0	543

The Board recommends that a final dividend in respect of the year ended 31 March 2013 of 6.5p per share will be paid to shareholders on 2 September 2013, taking the full year proposed dividend in respect of 2012/13 to 9.5p (2011/12: 8.3p, 2010/11: 7.4p) which amounts to approximately £749m (2011/12: £654m, 2010/11: £574m). This dividend is subject to approval by shareholders at the Annual General Meeting and therefore the liability of approximately £514m (2011/12: £453m, 2010/11: £388m) has not been included in these financial statements. The proposed dividend will be payable to all shareholders on the Register of Members on 9 August 2013.

The value of £684m (2011/12: £589m, 2010/11: £543m) for the final and interim dividends is disclosed in the group statement of changes in equity. This value may differ from the amount shown for equity dividends paid in the group cash flow statement, which represents the actual cash paid in relation to dividend cheques that have been presented over the course of the financial year.

126	Financial statements

13. Intangible assets

	Goodwill £m	Customer relation- ships and brands £m	Telecoms licences and other £m	Internally developed software £m	Purchased software £m	Total £m
Cost
At 1 April 2011	1,357	338	288	2,913	1,298	6,194
Additions	–	–	–	406	53	459
Interest on qualifying assets[a]	–	–	–	8	–	8
Disposals and adjustments	(7)	(13)	3	(236)	(151)	(404)
Exchange differences	(11)	–	(18)	–	(22)	(51)
At 1 April 2012	1,339	325	273	3,091	1,178	6,206
Additions	–	–	202	399	55	656
Acquisition of subsidiaries	33	28	–	–	9	70
Interest on qualifying assets[a]	–	–	–	5	–	5
Disposals and adjustments	(8)	–	2	(192)	(4)	(202)
Exchange differences	46	5	4	1	7	63
At 31 March 2013	1,410	358	481	3,304	1,245	6,798
Accumulated amortisation
At 1 April 2011		242	175	1,379	1,009	2,805
Charge for the year		34	11	542	108	695
Disposals and adjustments		(6)	–	(242)	(143)	(391)
Exchange differences		–	(11)	–	(19)	(30)
At 1 April 2012		270	175	1,679	955	3,079
Charge for the year		18	8	532	91	649
Disposals and adjustments		–	–	(196)	(5)	(201)
Exchange differences		3	3	1	6	13
At 31 March 2013		291	186	2,016	1,047	3,540

Carrying amount
At 31 March 2013	1,410	67	295	1,288	198	3,258
At 31 March 2012	1,339	55	98	1,412	223	3,127

[a]	Additions to internally developed software in 2012/13 include interest capitalised at a weighted average borrowing rate of 6.1% (2011/12: 7.3%).

Financial statements	127

13. Intangible assets continued

Goodwill impairment review

The group performs an annual goodwill impairment review, based on its cash generating units (CGUs). The CGUs that have associated goodwill are BT Global Services and BT Retail’s business units: BT Consumer, BT Business, BT Enterprises and BT Ireland. These are the smallest identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other groups of assets, and to which goodwill is allocated. Goodwill is allocated to the group’s CGUs as follows:

		BT Retail
	BT Global Services £m	BT Consumer £m	BT Business £m	BT Enterprises £m	BT Ireland £m	Total £m
At 1 April 2011	1,102	65	46	123	21	1,357
Disposals	(7)	–	–	–	–	(7)
Exchange differences	(13)	–	–	2	–	(11)
At 1 April 2012	1,082	65	46	125	21	1,339
Acquisition (note 15)	–	–	–	33	–	33
Disposals	(8)	–	–	–	–	(8)
Exchange differences	43	–	–	3	–	46
At 31 March 2013	1,117	65	46	161	21	1,410

The discount rate used in performing the value in use calculation in 2012/13 was 8.8% (2011/12: 9.2%) for all CGUs. The perpetuity growth rate for BT Global Services was 2.5% (2011/12: 2.5%) and 2.0% (2011/12: 2.0%) for all BT Retail CGUs.

Recoverable amount

The value in use of each CGU is determined using cash flow projections derived from financial plans approved by the Board covering a three-year period and a further two years approved by the line of business and group senior management team. They reflect management’s expectations of revenue, EBITDA growth, capital expenditure, working capital and operating cash flows, based on past experience and future expectations of business performance. Cash flows are also adjusted downwards to reflect the different risk attributes of each CGU. Cash flows beyond the five-year period have been extrapolated using perpetuity growth rates.

Discount rate

The pre-tax discount rates applied to the cash flow forecasts are derived from the group’s post-tax weighted average cost of capital. The assumptions used in the calculation of the group’s weighted average cost of capital are benchmarked to externally available data.

Growth rates

The perpetuity growth rates are determined based on the long-term historical growth rates of the regions in which the CGU operates, and they reflect an assessment of the long-term growth prospects of that sector. The growth rates have been benchmarked against external data for the relevant markets. None of the growth rates applied exceed the long-term historical average growth rates for those markets or sectors.

Sensitivities

For BT Global Services, the value in use exceeds the carrying value of the CGU by approximately £760m. The following changes in assumptions would cause the recoverable amount to fall below the carrying value:

—	a reduction in the perpetuity growth rate from the 2.5% assumption applied to a revised assumption of a 0.1% growth or less
—	an increase in the discount rate from the 8.8% assumption applied to a revised assumption of 10.6% or more
—	a reduction in the projected operating cash flows across five years by 22.8% or more.

For the BT Retail CGUs, significant headroom exists in each CGU and, based on the sensitivity analysis performed, no reasonably possible changes in the assumptions would cause the carrying amount of the CGUs to exceed the recoverable amount.

128	Financial statements

14. Property, plant and equipment

	Land and buildings £m [a]	Network infrastructure and other equipment £m [a]	Other £m [b]	Assets in course of construction £m	Total £m
Cost
At 1 April 2011	1,399	42,617	2,247	736	46,999
Additions	21	251	137	1,727	2,136
Interest on qualifying assets	–	–	–	1	1
Transfers	7	1,720	1	(1,728)	–
Disposals and adjustments	(104)	(603)	(166)	(4)	(877)
Exchange differences	(21)	(208)	(34)	(4)	(267)
At 1 April 2012	1,302	43,777	2,185	728	47,992
Additions[c]	21	207	99	1,666	1,993
Acquisitions	4	2	2	1	9
Transfers	10	1,661	4	(1,675)	–
Disposals and adjustments	(85)	(428)	(103)	(3)	(619)
Exchange differences	8	47	12	1	68
At 31 March 2013	1,260	45,266	2,199	718	49,443
Accumulated depreciation
At 1 April 2011	772	29,880	1,807	–	32,459
Charge for the year	64	2,011	202	–	2,277
Disposals and adjustments	(73)	(605)	(155)	–	(833)
Exchange differences	(16)	(171)	(30)	–	(217)
At 1 April 2012	747	31,115	1,824	–	33,686
Charge for the year	73	1,977	144	–	2,194
Acquisitions	–	–	2	–	2
Disposals and adjustments	(79)	(413)	(82)	–	(574)
Exchange differences	6	37	12	–	55
At 31 March 2013	747	32,716	1,900	–	35,363

Carrying amount
At 31 March 2013	513	12,550	299	718	14,080
Engineering stores	–	–	–	73	73
Total at 31 March 2013	513	12,550	299	791	14,153
At 31 March 2012	555	12,662	361	728	14,306
Engineering stores	–	–	–	82	82
Total at 31 March 2012	555	12,662	361	810	14,388

At 31 March	2013 £m	2012 £m
The carrying amount of land and buildings, including leasehold improvements, comprised:
Freehold	230	257
Leasehold	283	298
Total land and buildings	513	555

[a]	The carrying amount of the group’s property, plant and equipment includes an amount of £100m (2011/12: £113m) in respect of assets held under finance leases, comprising land and buildings of £59m (2011/12: £62m) and network infrastructure and equipment of £41m (2011/12: £51m). The depreciation expense on those assets in 2012/13 was £19m (2011/12: £29m), comprising land and buildings of £3m (2011/12: £3m) and network infrastructure and equipment of £16m (2011/12: £26m).
[b]	Other mainly comprises motor vehicles, computers and office equipment.
[c]	Net of government grants of £15m (2011/12: £nil).

Financial statements	129

15. Business combinations

On 17 January 2013, the group acquired 100% of the issued share capital of Tikit Group plc (‘Tikit’ or ‘BT Tikit’) which now forms part of BT Retail’s Enterprises cash generating unit. The purchase was made for cash consideration of £64m which was settled in the year and the cash acquired with the business was £10m. Tikit is one of the largest suppliers of technology solutions and services to legal and accounting firms in the UK. The acquisition will allow the group to combine Tikit’s expertise, portfolio and relationships with BT Retail’s scale and breadth of products. This will strengthen the group’s position in the provision of ICT and managed services to this sector.

Intangible assets of £37m recognised in respect of this acquisition comprise customer relationships, proprietary technology and brand. The fair value adjustments relating to this acquisition were provisional at 31 March 2013 and will be finalised during 2013/14. Goodwill of £33m was recognised on the acquisition which principally comprises the assembled workforce and forecast synergies.

From the date of acquisition, BT Tikit has contributed revenue of £5m and a net profit of £nil to the group’s results. If the acquisition had occurred on 1 April 2012, the group’s revenue and profit for the year would have been higher by £23m and £3m, respectively. Acquisition related costs of £1m have been recognised in operating costs in the group income statement.

16. Trade and other receivables

At 31 March	2013 £m	2012 £m
Non-current
Other assets[a]	184	169

[a]	Other assets includes costs relating to the initial set up, transition or transformation phase of long-term networked IT services contracts of £86m (2011/12: £85m), and prepayments and leasing debtors of £98m (2011/12: £84m).

At 31 March	2013 £m	2012 £m
Current
Trade receivables	1,495	1,747
Prepayments	515	671
Accrued income	683	730
Other receivables	184	159
	2,877	3,307

Trade receivables are stated after deducting allowances for doubtful debts, as follows:

	2013 £m	2012 £m
At 1 April	187	192
Expense	102	104
Utilised	(73)	(104)
Exchange differences	2	(5)
At 31 March	218	187

Trade receivables are continuously monitored and allowances applied against trade receivables consist of both specific impairments and collective impairments based on the group’s historical loss experiences for the relevant aged category and taking into account general economic conditions. Historical loss experience allowances are calculated by line of business in order to reflect the specific nature of the customers relevant to that line of business.

Note 26 provides further disclosure regarding the credit quality of the group’s gross trade receivables.

130	Financial statements

16. Trade and other receivables continued

Trade receivables are due as follows:

			Past due and not specifically impaired
At 31 March	Not past due £m	Trade receivables specifically impaired net of provision £m	Between 0 and 3 months £m	Between 3 and 6 months £m	Between 6 and 12 months £m	Over 12 months £m	Total £m
2013	967	95	310	27	26	70	1,495
2012	947	111	421	28	174	66	1,747

Gross trade receivables which have been specifically impaired amounted to £191m (2011/12: £183m).

Trade receivables not past due and accrued income are analysed below by line of business.

	Trade receivables not past due		Accrued income
	2013	2012	2013	2012
At 31 March	£m	£m	£m	£m
BT Global Services	564	609	399	396
BT Retail	316	212	68	93
BT Wholesale	64	90	135	176
Openreach	21	27	75	59
Other	2	9	6	6
Total	967	947	683	730

Given the broad and varied nature of the group’s customer base, the analysis of trade receivables not past due and accrued income by line of business is considered the most appropriate disclosure of credit concentrations. Cash collateral held against trade and other receivables amounted to £31m (2011/12: £28m).

17. Trade and other payables

At 31 March	2013 £m	2012 £m
Current
Trade payables	2,927	3,261
Other taxation and social security	458	487
Other payables	588	487
Accrued expenses	446	432
Deferred income	1,102	1,295
	5,521	5,962

At 31 March	2013 £m	2012 £m
Non-current[a]
Other payables	821	821
Deferred income	62	54
	883	875

[a]	Non-current payables mainly relate to operating lease liabilities and deferred gains on a prior period sale and finance leaseback transaction.

Financial statements	131

18. Provisions

	Restructuring £m [a]	Property £m [b]	Other £m [c]	Total £m
At 1 April 2011	159	318	479	956
Income statement expense	–	80	90	170
Unwind of discount	–	5	–	5
Utilised or released	(49)	(107)	(126)	(282)
Transfers	(5)	–	17	12
Exchange differences	–	–	(4)	(4)
At 1 April 2012	105	296	456	857
Income statement expense	31	–	112	143
Unwind of discount	–	6	–	6
Utilised or released	(69)	(61)	(211)	(341)
Transfers	–	–	(35)	(35)
At 31 March 2013	67	241	322	630

At 31 March	2013 £m	2012 £m
Analysed as:
Current	120	251
Non-current	510	606
	630	857

[a]	Amounts provided in relation to the BT Global Services restructuring programme and the contract and financial reviews in 2008/09 as well as provisions relating to the group-wide restructuring programme in the current year. These are being utilised as the obligations are settled.
[b]	Property provisions mainly comprise onerous lease provisions arising from the rationalisation of the group’s property portfolio. The provisions will be utilised over the remaining lease periods, which range from one to 19 years.
[c]	Other provisions include amounts provided for legal or constructive obligations arising from insurance claims, litigation and regulatory risks which will be utilised as the obligations are settled.

132	Financial statements

19. Retirement benefit plans

Background

The group has both defined benefit and defined contribution retirement benefit plans. The group’s main plans are in the UK and the largest by membership is the BT Pension Scheme (BTPS) which is a defined benefit plan that has been closed to new entrants since 31 March 2001. Subsequent to that date new entrants have been able to join a defined contribution plan, currently the BT Retirement Saving Scheme (BTRSS), a contract based defined contribution arrangement.

Defined contribution plans

A defined contribution plan is a pension arrangement under which contributions are paid into an independently administered fund. Pension benefits are linked to contributions paid, the performance of each individual’s chosen investments and the annuity rates at retirement. The income statement charge in respect of defined contribution plans represents the contribution payable by the group based upon a fixed percentage of employees’ pay. The company has no exposure to investment and other experience risks.

Defined benefit plans

A defined benefit plan is a pension arrangement under which participating members receive a pension benefit at retirement determined by the plan rules dependent on factors such as age, years of service and pensionable pay and is not dependent upon actual contributions made by the company or members. The income statement service cost in respect of defined benefit plans represents the increase in the defined benefit liability arising from pension benefits earned by active members in the current period. The company is exposed to investment and other experience risks and may need to make additional contributions where it is estimated that the benefits will not be met from regular contributions and expected investment income.

BTPS

At 31 March 2013 there were 317,500 members of the BTPS. Members belong to one of three sections depending upon the date they first joined the scheme. Section A is for members who joined before 1 December 1971, Section B is for members who joined the scheme between 1 December 1971 and 31 March 1986 and Section C is for members who joined the scheme on or after 1 April 1986 but before the scheme closed to new entrants on 31 March 2001. The membership is analysed below.

At 31 March 2013	Number of active members	Number of deferred members	Number of pensioners	Total membership
Sections A and Ba	19,000	39,000	175,000	233,000
Section C	25,000	41,500	18,000	84,500
Total	44,000	80,500	193,000	317,500

At 31 March 2012
Sections A and Ba	20,500	42,000	177,500	240,000
Section C	26,000	42,000	17,000	85,000
Total	46,500	84,000	194,500	325,000

[a]	Section A and Section B memberships have been aggregated in this table as Section A members have typically elected to take Section B benefits at retirement.

Since 1 April 2009, when changes to member benefits and contribution rates were introduced, BTPS members have accrued benefits based upon a career average re-valued earnings (CARE) basis and a normal pensionable age of 65. On a CARE basis benefits are built up based upon earnings in each year and the benefit accrued for each year is increased by the lower of inflation or the individual’s actual pay increase in each year to retirement. Benefits earned for pensionable service prior to that date are based upon a member’s final salary and a normal pensionable age of 60. Under the scheme rules the determination of the rate of inflation for statutory minimum rates of revaluation and indexation of benefits is based upon either the Retail Prices Index (RPI) or the Consumer Prices Index (CPI) which apply to each category of member as shown below.

	Active members	Deferred members	Pensioners
Section Ba	Benefits accrue on a CARE basis increasing at the lower of RPI or the individual’s actual pay increase	Preserved benefits are revalued before retirement based upon CPI	Increases in benefit in payment are based upon CPI
Section C			Increases in benefits in payment are based upon
RPI up to a maximum of 5%

[a]	Section A members have typically elected to take Section B benefits at retirement.

Financial statements	133

19. Retirement benefit plans continued

Management of the scheme

BT Pension Scheme Trustees Limited (the Trustee) has been appointed by BT as an independent Trustee to administer and manage the scheme on behalf of the members in accordance with the terms of the Trust Deed of the scheme and relevant legislation. Under the terms of the Trust Deed there are nine Trustee directors all of whom are appointed by BT. The chairman of the Trustee is appointed after consultation with, and with the agreement of, the relevant trade unions who are also responsible for nominating four directors to act as representatives of the members. Of the remaining four directors, two will normally hold senior positions within the group, and two will normally hold (or have held) senior positions in commerce or industry. Subject to there being an appropriately qualified candidate at least one of the Trustee directors should be a current pensioner or deferred pensioner of the BTPS. Trustee directors are appointed for a three-year term, but are then eligible for re-appointment.

Further details of the governance of the BTPS, its financial position, performance of its investments and a summary of member benefits are available in the BTPS Annual Report that is expected to be published by the Trustee in June 2013.

Accounting under IAS 19

Group income statement

The expense or income arising from all group retirement benefit arrangements recognised in the group income statement is shown below.

Year ended 31 March	2013 £m	2012 £m	2011 £m
Recognised in the income statement before specific items
Current service cost:
– defined benefit plans	225	267	297
– defined contribution plans	136	126	119
Total operating expense	361	393	416
Specific items (note 9)
Interest expense on pension plan liabilities	1,975	2,092	2,323
Expected return on pension plan assets	(2,006)	(2,289)	(2,244)
Net interest (income) expense included in specific items	(31)	(197)	79
Total recognised in the income statement	330	196	495

Group statement of comprehensive income

Actuarial gains and losses arise on both defined benefit liabilities and plan assets due to changes in assumptions compared with the start of the year and actual experience being different from those assumptions. These are recognised in full in the group statement of comprehensive income in the year in which they arise.

134	Financial statements

19. Retirement benefit plans continued

The history of actuarial gains and losses analysed between amounts arising from changes in assumptions and amounts arising from experience gains and losses and cumulative amounts incurred to date is shown below.

	2013	2012	2011	2010	2009
At 31 March	£m	£m	£m	£m	£m
Present value of defined benefit liabilities	(47,422)	(40,989)	(39,052)	(43,293)	(33,326)
Fair value of plan assets	41,566	38,541	37,222	35,429	29,353
Net pension obligation	(5,856)	(2,448)	(1,830)	(7,864)	(3,973)
Actuarial (loss) gain arising from assumptions used to value defined benefit liabilities[a]	(6,088)	(1,006)	4,617	(11,113)	2,652
Actuarial (loss) gain arising from experience adjustments on defined benefit liabilities[b]	(170)	(668)	258	1,632	(238)
Total actuarial (loss) gain arising on defined benefit liabilities	(6,258)	(1,674)	4,875	(9,481)	2,414
Total actuarial gain or loss arising on defined benefit liabilities as a percentage of the present value of the defined benefit liabilities	13.2%	4.1%	12.5%	21.9%	7.2%
Actuarial gain (loss) arising from experience adjustment on plan assets[c]	2,503	(1,070)	234	5,157	(9,451)
Actuarial gain or loss arising from experience adjustment on plan assets as a percentage of the plan assets	6.0%	2.8%	0.6%	14.6%	32.2%
Cumulative actuarial (losses) gains incurred to date	(6,305)	(2,550)	194	(4,915)	(591)

[a]	The actuarial loss or gain on defined benefit liabilities arises from changes in the assumptions used to value those liabilities at the end of the year compared with the assumptions used at the prior year end. This includes both financial assumptions, which are based on market conditions at the year end, and demographic assumptions such as life expectancy.
[b]	The actuarial loss or gain arising from experience adjustments on defined benefit liabilities represents the impact on the liabilities of differences between actual experience during the year compared with the assumptions made. Such differences might arise, for example, from members choosing different benefit options at retirement, actual salary increases being different from those assumed or actual benefit increases being higher than the long-term inflation assumption.
[c]	The actuarial gain or loss arising from experience adjustments on plan assets represents the difference between actual investment performance in the year and the expected rate of return on assets assumed at the start of the year.

Group balance sheet

The net pension obligation in respect of defined benefit plans reported in the group balance sheet is set out below.

	2013			2012
At 31 March	Assets £m	Present value of liabilities £m	Deficit £m	Assets £m	Present value of liabilities £m	Deficit £m
BTPS	41,344	(47,000)	(5,656)	38,345	(40,628)	(2,283)
Other plans[a]	222	(422)	(200)	196	(361)	(165)
Retirement benefit obligation	41,566	(47,422)	(5,856)	38,541	(40,989)	(2,448)
Deferred tax asset			1,313			575
Net pension obligation			(4,543)			(1,873)

[a]	Included in the present value of liabilities of other plans is £72m (2011/12: £68m) related to unfunded pension arrangements.

At 31 March 2013 £8m (2011/12: £6m) of contributions to defined contribution plans were outstanding and are reported under trade and other payables in the group balance sheet.

Financial statements	135

19. Retirement benefit plans continued

Movements in defined benefit plan assets and liabilities

The table below shows the movements on the plan assets and liabilities in the year and indicates where they are reflected in the financial statements.

	Assets £m	Liabilities £m	Deficit £m
At 1 April 2011	37,222	(39,052)	(1,830)
Current service cost	–	(267)	(267)
Interest expense on pension plan liabilities	–	(2,092)	(2,092)
Expected return on pension plan assets[a]	2,289	–	2,289
Included in the group income statement	2,289	(2,359)	(70)
Actuarial loss arising on plan assets[a]	(1,070)	–	(1,070)
Actuarial loss arising on defined benefit liabilities	–	(1,674)	(1,674)
Included in the group statement of comprehensive income	(1,070)	(1,674)	(2,744)
Regular contributions by employer	179	–	179
Deficit contributions by employer	2,000	–	2,000
Included in the group cash flow statement	2,179	–	2,179
Contributions by employees	14	(14)	–
Benefits paid	(2,087)	2,091	4
Other movements	–	5	5
Exchange differences	(6)	14	8
Other movements	(2,079)	2,096	17
At 1 April 2012	38,541	(40,989)	(2,448)
Current service cost	–	(225)	(225)
Interest expense on pension plan liabilities	–	(1,975)	(1,975)
Expected return on pension plan assets[a]	2,006	–	2,006
Included in the group income statement	2,006	(2,200)	(194)
Actuarial gain arising on plan assets[a]	2,503	–	2,503
Actuarial loss arising on defined benefit liabilities	–	(6,258)	(6,258)
Included in the group statement of comprehensive income	2,503	(6,258)	(3,755)
Regular contributions by employer	217	–	217
Deficit contributions by employer	325	–	325
Included in the group cash flow statement	542	–	542
Contributions by employees	13	(13)	–
Benefits paid	(2,044)	2,047	3
Exchange differences	5	(9)	(4)
Other movements	(2,026)	2,025	(1)
At 31 March 2013	41,566	(47,422)	(5,856)

[a]	The actual return on plan assets in 2012/13 was a gain of £4,509m (2011/12: £1,219m).

IAS 19 (Revised 2011)

IAS 19 (Revised 2011) will be effective for the accounting period beginning on 1 April 2013. Prior period income statement charges will be restated. The impact of the restatements and the impact on the income statement in 2013/14 are shown on page 115.

136	Financial statements

19. Retirement benefit plans continued

BTPS assets

Asset allocation

The target allocation of assets between different classes of investment is reviewed regularly and is a key factor in the Trustee’s investment policy. The targets set reflect the Trustee’s views on the appropriate balance to be struck between seeking returns and incurring risk, and on the extent to which the assets should be distributed to match liabilities. Following consultation with the company the Trustee has amended the long-term target asset allocation as shown in the table below. Current market conditions and trends are continuously assessed and short-term tactical shifts in asset allocation may be made around the long-term target. The BTPS also uses financial instruments to balance the asset allocation and to manage interest rate risk, liquidity risk and foreign currency risk.

Under IAS 19 plan assets must be valued at the bid market value at the balance sheet date. For the main asset categories:

—	securities listed on recognised stock exchanges are valued at closing bid prices
—	properties are valued on the basis of open market value
—	unlisted equities are valued in accordance with International Private Equity and Venture Capital (IPEVC) guidelines
—	unlisted fixed interest and index-linked instruments are valued using the latest market price or using discounted cash flow models that consider credit risk.

The fair value of the assets of the BTPS analysed by asset category and the assumptions for the expected long-term rate of return on assets are shown below.

	2013				2012
	Expected long-term rate of return				Expected long-term rate of return
	(per year)	Asset fair value[a]		Target	(per year)	Asset fair value[a]		Target
At 31 March	%	£bn	%	%	%	£bn	%	%
UK equities	7.00	2.7	7	8	7.10	1.9	5	9
Non-UK equities	7.00	8.4	20	18	7.10	5.9	16	22
Fixed-interest securities	3.55	7.9	19	12	3.70	7.4	19	22
Index-linked securities	2.90	9.5	23	31	2.90	7.4	19	15
Property	6.90	4.3	10	11	6.50	4.1	11	11
Alternative assets[b]	5.75	8.1	20	20	6.00	8.1	21	21
Cash and other	2.50	0.4	1	–	2.20	3.5	9	–
	5.05	41.3	100	100	5.40	38.3	100	100

[a]	At 31 March 2013 and 31 March 2012, the scheme’s assets did not include any ordinary shares of the company. However, the scheme held £9m (2011/12: £8m) of index-linked bonds issued by the group.
[b]	Alternative asset classes include commodities, hedge funds, private equity, infrastructure and credit opportunities.

The lump sum deficit payment of £2.0bn made in late March 2012 is included in ‘cash and other’ at 31 March 2012. In April 2012 the Scheme invested around £2.0bn of cash in a portfolio of global corporate bonds.

The expected returns on fixed-interest and index-linked securities are based on the gross redemption yields at the start of the year which assume that the security is held to maturity. Expected returns on equities, property and alternative asset classes are based on a combination of an estimate of the risk premium above yields on government bonds, consensus economic forecasts of future returns and historical returns.

The overall expected long-term rate of return on assets at the end of the year is derived using the expected long-term rates of return for each category of asset weighted by the target asset allocation. The resulting percentage at 31 March 2012 has been used to calculate the expected return on plan assets reported in the income statement in 2012/13 as a specific item.

The Trustee reports on investment performance against a target benchmark which is based on the target asset mix and the market returns for each asset class. BTPS performance against the benchmark for the periods to 31 December 2012 was as follows.

Period ending 31 December 2012	Target benchmark %	Actual BTPS %	Over (under) performance %
1 year	7.8	7.5	(0.3)
3 years	7.4	6.9	(0.5)
10 years	8.0	8.3	0.3

Further commentary on investment performance is provided by the Trustee in the BTPS Annual Report.

Financial statements	137

19. Retirement benefit plans continued

BTPS liabilities under IAS 19

Valuation methodology

The liabilities of the BTPS are measured as the present value of the best estimate of future cash flows to be paid out by the scheme using the projected unit credit method. The present value of scheme liabilities is calculated by estimating future benefit payments and discounting the resulting cash flows. These calculations are performed for the company by a professionally qualified independent actuary.

The expected future benefit payments are based on a number of assumptions including future inflation, retirement ages, benefit options chosen and life expectancy and are therefore inherently uncertain. Actual benefit payments in a given year may be higher or lower, for example if members retire sooner or later than assumed, or take a greater or lesser cash lump sum at retirement. The estimated duration of BTPS liabilities, which is an indicator of the weighted average term of the liabilities, is 15 years (2011/12: 15 years) although the benefits payable by the BTPS are expected to be paid over more than 80 years as shown in the following graph:

Key assumptions – IAS 19

The key financial assumptions used to measure the liabilities of the BTPS under IAS 19 are shown below.

	Nominal rates (per year)[a]						Real rates (per year)[b]
At 31 March	2013%		2012%		2011%		2013%	2012%	2011%
Rate used to discount liabilities	4.20		4.95		5.50		0.87	1.84	2.03
Inflation – increase in RPI	3.30		3.05		3.40		–	–	–
Inflation – increase in CPI	2.55	[c]	2.30	[c]	2.40	[d]	(0.75)[c]	(0.75)[c]	(1.0)[d]

[a]	The nominal rate is used to discount the future expected benefit payments.
[b]	The real rate is calculated relative to RPI inflation and is shown as a comparator.
[c]	Assumed to be 0.45% lower after the third year.
[d]	Assumed to be 0.50% lower for the first year.

Rate used to discount liabilities

IAS 19 requires that the discount rate is determined by reference to market yields at the reporting date on high quality corporate bonds. The currency and term of these should be consistent with the currency and estimated term of the pension obligations. The discount rate at 31 March 2013 and 31 March 2012 is based on a market-based AA corporate bond yield curve that matches the duration of the BTPS liabilities. At 31 March 2011 the discount rate was based on a published index yield for a basket of corporate bonds.

138	Financial statements

19. Retirement benefit plans continued

Inflation – increases in RPI and CPI

Salary increases are assumed to be aligned with RPI inflation whilst benefits are assumed to increase by either RPI or CPI inflation as prescribed by the rules of the BTPS and summarised above. The assumption for RPI has been assessed by reference to yields on long-term fixed and index-linked Government bonds and Bank of England published inflationary expectations. CPI is assessed at a margin below RPI taking into account market forecasts and independent estimates of the long-term difference, such as the Office of Budgetary Responsibility’s projection of a long-term difference of between 1.3% to 1.5%.

Longevity

The average life expectancy assumptions, after retirement at 60 years of age, are as follows.

At 31 March	2013 Number of years	2012 Number of years
Male in lower pay bracket	25.9	25.8
Male in higher pay bracket	27.6	27.5
Female	28.4	28.3
Average improvement for a member retiring at age 60 in 10 years’ time	1.0	1.0

The assumptions about life expectancy have regard to information published by the UK actuarial profession’s Continuous Mortality Investigation. However, due to the size of the membership of the BTPS it is considered appropriate for the adopted life expectancy assumptions to take into account the actual membership experience of the scheme. Allowance is also made for future improvements in mortality. The BTPS actuary undertakes formal reviews of the membership experience at every triennial valuation.

Sensitivity analysis of the principal assumptions used to measure BTPS liabilities

The assumptions on the discount rate, inflation, salary increases and life expectancy all have a significant effect on the measurement of scheme liabilities. The following table provides an indication of the sensitivity of the IAS 19 pension liability at 31 March 2013, and of the income statement charge for 2013/14, to changes in these assumptions.

	Decrease (increase) in liability £bn	Decrease (increase) in service cost £m	(Decrease) increase in net finance income £m
0.25 percentage point increase to:
– discount rate	1.7	10	(35)
– inflation rate (assuming RPI, CPI and salary increases all move by 0.25 percentage points)	(1.5)	(10)	15
– CPI inflation rate (assuming RPI and salary increases are unchanged)	(0.9)	(5)	(40)
– salary increases (assuming RPI and CPI are unchanged)	(0.3)	(5)	(10)
Additional one year increase to life expectancy	(0.9)	(5)	(40)
0.1 percentage point increase in expected return on assets	n/a	n/a	40

The sensitivities are computed on the basis of existing IAS 19. The sensitivities under IAS 19 (Revised 2011) are shown on page 115.

BTPS funding

Triennial funding valuation

The triennial valuation is carried out for the Trustee by a professionally qualified independent actuary, using the projected unit credit method. The purpose of the valuation is to design a funding plan to ensure that the scheme has sufficient funds available to meet future benefit payments. The latest funding valuation was performed as at 30 June 2011. The next funding valuation will have an effective date of no later than 30 June 2014.

The valuation methodology for funding purposes, which is based on prudent assumptions, is broadly as follows:

—	assets are valued at market value at the valuation date
—	liabilities are measured on an actuarial funding basis using the projected unit credit method and discounted to their present value.

Financial statements	139

19. Retirement benefit plans continued

The results of the two most recent triennial valuations which have been performed using the same methodology are shown below.

	June 2011 valuation £bn	December 2008 valuation £bn
BTPS liabilities	(40.8)	(40.2)
Market value of BTPS assets	36.9	31.2
Funding deficit	(3.9)	(9.0)
Percentage of accrued benefits covered by BTPS assets at valuation date	90.4%	77.6%
Percentage of accrued benefits on a solvency basis covered by the BTPS assets at the valuation date	66.0%	57.0%

The reduction of the funding deficit in the period from 31 December 2008 to 30 June 2011 reflects an increase in scheme assets due to deficit contribution payments totalling £1.6bn and strong investment performance of 10.1% per year. The liabilities increased due to a lower discount rate which was partly offset by the impact of the announcement in July 2010 by the Government that CPI, rather than RPI, will be used as the basis for determining the rate of inflation for the statutory minimum rate of revaluation and indexation of occupational pension rights.

Key assumptions – funding valuation

These valuations were determined using the following prudent long-term assumptions.

	Nominal rates (per year)		Real rates (per year)[a]
	June 2011 valuation %	December 2008 valuation %	June 2011 valuation %	December 2008 valuation %
Discount rate
— pre-retirement liabilities	6.35	6.76	3.05	3.65
— post-retirement liabilities	4.90	5.21	1.65	2.15
Average long-term increase in RPI and future increases in wages and salaries	3.20	3.00	–	–
Average long-term increase in CPI	2.20	n/a	(1.0)	n/a

[a]	The real rate is calculated relative to RPI inflation and is shown as a comparator.

The average life expectancy assumptions, after retirement at 60 years of age, are as follows.

At date of valuation	June 2011 valuation Number of years	December 2008 valuation Number of years
Male in lower pay bracket	26.0	25.5
Male in higher pay bracket	27.8	27.7
Female	28.5	28.3
Average improvement for a member retiring at age 60 in 10 years’ time	1.2	1.1
Payments made to the BTPS
	2013	2012
Year ended 31 March	£m	£m
Ordinary contributions	207	171
Deficit contributions	325	2,000
Total contributions in the year	532	2,171

The group expects to contribute approximately £535m to the BTPS in 2013/14, comprising ordinary contributions of approximately £210m and deficit contributions of £325m. In 2012/13 ordinary contributions were higher compared with 2011/12 due to a deduction in 2011/12 to recover overpayments made in an earlier year.

140	Financial statements

19. Retirement benefit plans continued

Future funding obligations and recovery plan

Under the terms of the Trust Deed, the group is required to have a funding plan, determined at the conclusion of the triennial funding valuation, which is a legal agreement between BT and the independent Trustee and should address the deficit over a maximum period of 20 years.

In May 2012, the 2011 triennial funding valuation was finalised, agreed with the Trustee and certified by the Scheme Actuary. The funding deficit at 30 June 2011 was £3.9bn. Under the associated recovery plan BT made payments of £2.0bn in March 2012 and £325m in March 2013. BT will make deficit payments of £325m in March 2014 followed by seven annual payments of £295m in each year from 2015 to 2021. The valuation in addition determined that the ordinary contributions rate required to meet the benefits of current employed members reduced to 13.5% of pensionable salaries (including employee contributions) from 13.6% with effect from 1 June 2012.

The valuation documentation has been submitted to the Pensions Regulator for review. The final Court decision in the Crown Guarantee case, after any appeals, will give greater clarity as to the extent to which the liabilities of the BTPS are covered by the Crown Guarantee. This will inform the Pensions Regulator’s next steps with regard to the valuation of the scheme.

Other protections

The 2011 funding agreement with the Trustee included additional features for BT to provide support to the scheme:

—	in the event that net cumulative shareholder distributions exceed cumulative pension deficit contributions over the period from 1 March 2012 to 30 June 2015 then BT will make additional matching contributions to the scheme. Shareholder distributions include dividends and the cost of share buybacks (excluding any possible buybacks associated with existing employee share plans) after deducting any proceeds from the issue of shares. BT will consult with the Trustee if it considers making a special dividend or embarking on a share buyback programme (excluding any possible buybacks associated with existing employee share plans). These provisions apply until the finalisation of the next valuation or 30 June 2015 at the latest
—	in the event that BT generates net cash proceeds greater than £1bn from disposals and acquisitions in any year to 30 June then BT will make additional contributions to the scheme equal to one third of those net cash proceeds. BT will consult with the Trustee if it considers making acquisitions with a total cost of more than £1bn in any 12-month period. These provisions apply until the finalisation of the next valuation or 30 September 2015 at the latest
—	a negative pledge that provides protection that future creditors will not be granted superior security to the scheme in excess of a £1.5bn threshold. This provision applies until the deficit reduces below £2.0bn at any subsequent funding valuation
—	in addition, in order to provide greater certainty, BT has committed to a schedule of future potential payments based upon a range of deficits at the next triennial valuations at 2014 and 2017. These payments would be in addition to the remaining deficit payments of £295m per year under the 2011 recovery plan and would have a maximum value of around £3.6bn in 2014 and £3.0bn in 2017 based on 2011 discount rates.

At the 2014 valuation, the remaining 2011 recovery plan will be worth about £1.7bn (based on 2011 discount rates). If the deficit agreed at the 2014 valuation exceeds this level, BT will provide extra payments in addition to the remaining £295m annual deficit payments under the 2011 recovery plan. The amounts payable are dependent on the level of the deficit as shown in the table below.

	Additional contributions payable
	2015 £m	2016 £m	2017 £m
Deficit above remaining 2011 recovery plan present value
£nil	–	–	–
£1.0bn	199	205	211
£2.0bn	273	282	289
£2.9bn or above	360	371	381

At deficit levels between these values the level of additional contributions is scaled accordingly. At a level of £2.9bn or above these are the maximum additional contributions under the terms of this agreement. A new agreement would cover additional contributions if these are required.

Financial statements	141

19. Retirement benefit plans continued

A similar mechanism applies based on the deficit agreed at the 2017 valuation. If this exceeds the outstanding recovery plan (with the remaining 2011 recovery plan worth about £1.1bn in 2017, based on 2011 discount rates), BT will provide extra payments dependent on the level of the deficit as shown in the table below.

	Additional contributions payable
	2018 £m	2019 £m	2020 £m	2021 £m	2022 £m	2023 £m	2024 £m
Deficit above remaining 2014 recovery plan present value
£nil	–	–	–	–	–	–	–
£1.0bn	197	203	209	215	207	213	–
£2.0bn	341	351	362	373	358	369	381
£2.9bn or above	393	404	416	429	670	670	670

A new agreement would cover additional contributions if these are required.

If the deficit at 2014 is below the value of the remaining 2011 recovery plan, no additional deficit contributions are necessary and the remaining recovery plan will be revised. Likewise, if the deficit at 2017 is below the remaining recovery plan at that time.

Other protection of BTPS member benefits

In the unlikely event that the group were to become insolvent there are additional protections available to members:

—	the Crown Guarantee which was granted when the group was privatised in 1984 and which applies upon the winding up of BT. The scope and extent of the Crown Guarantee is being clarified by the Trustee through the courts. The decision of the High Court issued in October 2010 was that the Crown Guarantee can cover members who joined before and after privatisation. The Court confirmed that any payments to be made by the Government must be measured on an annuity basis. In a further High Court decision issued in December 2011, it was decided that the Crown Guarantee does not cover the benefits of members accrued while in service with companies that participate in the BTPS other than BT nor does it cover benefit augmentations granted by BT. The judgments may still be subject to appeal
—	the Pension Protection Fund (PPF) may take over the scheme and pay benefits to members not covered by the Crown Guarantee. There are limits on the amounts paid by the PPF and this would not give exactly the same benefits as those provided by the scheme.

20. Own shares

	Treasury shares[a]		Employee share ownership trust[a]		Total
	millions	£m	millions	£m	millions	£m
At 1 April 2011	389	(1,078)	–	–	389	(1,078)
Share options exercised[b,c]	(14)	40	–	–	(14)	40
Executive share awards vested	(6)	15	–	–	(6)	15
Other movements	(2)	5	–	–	(2)	5
At 1 April 2012	367	(1,018)	–	–	367	(1,018)
Own shares purchased[b]	87	(189)	44	(113)	131	(302)
Share options exercised[b,c]	(131)	363	–	–	(131)	363
Executive share awards vested	(46)	127	–	–	(46)	127
Other movements	(6)	17	8	(19)	2	(2)
At 31 March 2013	271	(700)	52	(132)	323	(832)

[a]	At 31 March 2013, 270,780,954 shares (2011/12: 366,589,286) with an aggregate nominal value of £14m (2011/12: £18m) were held at cost as treasury shares and 51,815,160 shares (2011/12: nil) with an aggregate nominal value of £3m (2011/12: £nil) were held in the Trust.
[b]	See group cash flow statement on page 106. In 2012/13 the cash paid for the repurchase of ordinary share capital was £302m (2011/12: £nil). The cash received for proceeds on the issue of treasury shares was £109m (2011/12: £21m).
[c]	Includes share option exercises in relation to Employee Sharesave Plans and GSOP and GLOP (Legacy Plans). See note 21 for details.

The treasury shares reserve represents BT Group plc shares purchased directly by the group. The BT Group Employee Share Ownership Trust (‘the Trust’) also purchases BT Group plc shares.

The treasury shares and the shares in the Trust are being utilised to satisfy the group’s obligations under its employee share plans. Further details on Employee Sharesave Plans and Executive share plans are provided in note 21.

142	Financial statements

21. Share-based payments

The company has savings-related share option plans for its employees and those of participating subsidiaries, further share option plans for selected employees and a stock purchase plan for employees in the US. It also has several share plans for executives. All share-based payment plans are equity settled and details of these plans and an analysis of the total charge by type of award is set out below.

Year ended 31 March	2013 £m	2012 £m	2011 £m
Employee Sharesave Plans	25	25	23
Executive Share Plans:
Incentive Share Plan (ISP)	27	43	37
Deferred Bonus Plan (DBP)	10	8	5
Other plans	2	(1)	3
	64	75	68

Employee Sharesave Plans

Under an HMRC approved savings-related share option plan employees save on a monthly basis, over a three or five-year period, towards the purchase of shares at a fixed price determined when the option is granted. This price is usually set at a 20% discount to the market price for five-year plans and 10% for three-year plans. The options must be exercised within six months of maturity of the savings contract, otherwise they lapse. Similar plans operate for BT’s overseas employees.

Incentive Share Plan

Under the Incentive Share Plan, participants are only entitled to these shares in full at the end of a three-year period if the company has met the relevant pre-determined corporate performance measures and if the participants are still employed by the group. For ISP awards granted in 2012/13 and 2011/12: 40% of each award is linked to a total shareholder return target (TSR) for a comparator group of companies from the beginning of the relevant performance period; 40% is linked to a three-year cumulative free cash flow measure, and 20% to growth in underlying revenue excluding transit. For ISP awards made in 2010/11, 50% of each share award was linked to a TSR target for a comparator group of companies from the beginning of the relevant performance period and 50% was linked to a three-year cumulative free cash flow measure.

Deferred Bonus Plan

Under the Deferred Bonus Plan, awards are granted annually to selected employees of the group. Shares in the company are transferred to participants at the end of three years if they continue to be employed by the group throughout that period.

In accordance with the terms of the ISP and DBP, dividends or dividend equivalents earned on shares during the conditional periods are reinvested in company shares for the potential benefit of the participants.

Employee Sharesave Plans

Movements in Employee Sharesave options are shown below.

	Movement in the number of share options			Weighted average exercise price
Year ended 31 March	2013 millions	2012 millions	2011 millions	2013 pence	2012 pence	2011 pence
Outstanding at 1 April	561	567	534	79	77	76
Granted	66	33	78	176	161	107
Forfeited	(10)	(17)	(28)	120	97	94
Exercised	(119)	(12)	(3)	69	132	163
Expired	(8)	(10)	(14)	188	140	175
Outstanding at 31 March	490	561	567	91	79	77
Exercisable at 31 March	–	1	1	–	128	111

The weighted average share price for all options exercised during 2012/13 was 221p (2011/12: 203p, 2010/11: 181p).

Financial statements	143

21. Share-based payments continued

The following table summarises information relating to options outstanding and exercisable under Employee Sharesave plans at 31 March 2013.

Normal dates of vesting and exercise (based on calendar years)	Exercise price per share	Weighted average exercise price	Number of outstanding options millions	Weighted average remaining contractual life
2013	104p–185p	126p	32	10 months
2014	61p–175p	66p	332	22 months
2015	104p–189p	136p	69	34 months
2016	156p–168p	156p	20	46 months
2017	168p	168p	37	58 months
Total		91p	490	26 months

GSOP and GLOP (Legacy Executive Plans)

During 2012/13 12m (2011/12: 2m, 2010/11: nil) options were exercised, 1m (2011/12: 2m, 2010/11: 4m) options expired and nil (2011/12: 1m, 2010/11: 5m) options were forfeited under former executive share option plans (GSOP and GLOP). Under these plans 11m (2011/12: 24m, 2010/11: 29m) options were outstanding at the end of the year and are exercisable up to 2014/15. The weighted average exercise price of the outstanding options was 198p (2011/12: 198p, 2010/11: 207p). At 31 March 2013 outstanding options under GSOP and GLOP had a weighted average remaining contractual life of six months.

Executive share plans

Movements in executive share plan awards during 2012/13 are shown below:

	Number of shares (millions)
	ISP	DBP	Total
At 1 April 2012	114	20	134
Awards granted	30	6	36
Awards vested	(42)	(4)	(46)
Awards lapsed	(8)	(1)	(9)
Dividend shares reinvested	4	1	5
At 31 March 2013	98	22	120

144	Financial statements

21. Share-based payments continued

Fair values

The following table summarises the fair values and key assumptions used for valuing grants made under the Employee Sharesave plans and ISP in 2012/13, 2011/12 and 2010/11.

	2013		2012		2011
Year ended 31 March	Employee Sharesave	ISP	Employee Sharesave	ISP	Employee Sharesave	ISP
Weighted average fair value	43p	170p	44p	170p	34p	108p
Weighted average share price	209p	204p	198p	198p	138p	134p
Weighted average exercise price	176p	–	161p	–	107p	–
Expected dividend yield	3.6%–5.2%	5.1%	5.3%–5.5%	5.3%	5.4%–5.8%	5.4%
Risk free rates	0.3%–0.8%	0.4%	1.1%–2.0%	1.1%	1.2%–2.2%	1.2%
Expected volatility	28.1%–36.5%	33.6%	31.0%–35.6%	31.2%	34.4%–41.4%	34.4%

Employee Sharesave grants are valued using a Binomial options pricing model. Awards under the ISP are valued using Monte Carlo simulations. TSRs are generated for BT and the comparator group at the end of the three-year performance period, using each company’s volatility and dividend yield, as well as the cross correlation between pairs of stocks.

Volatility has been determined by reference to BT’s historical volatility which is expected to reflect the BT share price in the future. An expected life of three months after vesting date is assumed for Employee Sharesave options and for all other awards the expected life is equal to the vesting period. The risk-free interest rate is based on the UK gilt curve in effect at the time of the grant, for the expected life of the option or award.

The fair values for the DBP were determined using the market price of the shares at the date of grant. The weighted average share price for DBP awards granted in 2012/13 was 203p (2011/12: 198p, 2010/11: 131p).

22. Investments

	2013	2012
At 31 March	£m	£m
Non-current assets
Available-for-sale	53	58
Fair value through profit and loss	11	10
	64	68
Current assets
Available-for-sale	530	505
Loans and receivables	1	8
	531	513

Current assets consist of investments in AAA rated liquidity funds denominated in Sterling of £530m (2011/12: £505m). Non-current assets include unlisted investments of £8m (2011/12: £27m) and listed investments of £45m (2011/12: £31m).

Financial statements	145

23. Cash and cash equivalents

	2013	2012
At 31 March	£m	£m
Cash at bank and in hand	329	256
Cash equivalents
Loans and receivables
US deposits	59	66
UK deposits	526	8
European deposits	3	1
Other deposits	7	–
Total cash equivalents	595	75
Total cash and cash equivalents	924	331
Bank overdrafts (note 24)	(5)	(8)
Cash and cash equivalents per the cash flow statement	919	323

The group has cross undertaking guarantee facilities across certain bank accounts which allow a legally enforceable right of set-off of the relevant cash and overdraft balances on bank accounts included within each scheme.

The group’s cash at bank included restricted cash of £91m (2011/12: £76m), of which £87m (2011/12: £68m) were held in countries in which prior approval is required to transfer funds abroad. Such funds can be used by the group within a reasonable period of time if it complies with these requirements. The remaining balance of £4m (2011/12: £8m) was held in escrow accounts.

146	Financial statements

24. Loans and other borrowings

Capital management policy

The objective of the group’s capital management policy is to reduce net debt over time whilst investing in the business, supporting the pension scheme and paying progressive dividends. In order to meet this objective, the group may issue or repay debt, issue new shares, repurchase shares, or adjust the amount of dividends paid to shareholders. The group manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the group. The Board regularly reviews the capital structure. No changes were made to these objectives and processes during 2012/13 and 2011/12. For details of share issues and repurchases in the year see note 20.

The group’s capital structure consists of net debt and shareholders’ equity. The analysis below summarises the components which the group manages as capital.

	2013	2012
At 31 March	£m	£m
Net debt	7,797	9,082
Total parent shareholders’ (deficit) equity[a]	(276)	1,297
	7,521	10,379

[a]	Excludes non-controlling interests of £14m (2011/12: £11m).

Net debt

Net debt consists of loans and other borrowings (both current and non-current), less current asset investments and cash and cash equivalents. Loans and other borrowings are measured at the net proceeds raised, adjusted to amortise any discount over the term of the debt. For the purpose of this measure, current asset investments and cash and cash equivalents are measured at the lower of cost and net realisable value. Currency denominated balances within net debt are translated to Sterling at swapped rates where hedged. Net debt is considered to be an alternative performance measure as it is not defined in IFRS. The most directly comparable IFRS measure is the aggregate of loans and other borrowings (current and non-current), current asset investments and cash and cash equivalents.

A reconciliation from this measure, the most directly comparable IFRS measure, to net debt is given below.

	2013	2012
At 31 March	£m	£m
Loans and other borrowings	10,013	10,486
Less:
Cash and cash equivalents	(924)	(331)
Current asset investments	(531)	(513)
	8,558	9,642

Adjustments:
To retranslate debt balances at swap rates where hedged by currency swaps	(417)	(228)
To remove accrued interest applied to reflect the effective interest method and fair value adjustments	(344)	(332)
Net debt	7,797	9,082

Financial statements	147

24. Loans and other borrowings continued

	2013	2012
At 31 March	£m	£m
5.15% US$850m bond due January 2013[a]	–	538
5.25% €1,000m bond due January 2013[a]	–	842
Floating US$500m FRN due December 2013[a]	329	–
5.25% €750m bond due June 2014[a]	660	650
6.125% €600m bond due July 2014[a,b]	530	522
2.00% US$750m bond due June 2015[a]	497	–
6.5% €1,000m bond due July 2015[a]	886	874
8.50% £683m bond due December 2016 (2011/12: 8.5%, minimum 7.5%d )	699	705
6.625% £500m bond due June 2017[a]	525	525
5.95% US$1,100m bond due January 2018[a]	734	697
8.625% £300m bond due March 2020	299	298
3.5% £250m index linked bond due April 2025	370	358
5.75% £600m bond due December 2028[c]	717	686
9.625% US$2,670m bond due December 2030 (2011/12: 9.625%, minimum 8.625%d )[a]	1,809	1,719
6.375% £500m bond due June 2037[a]	521	522
Total listed bonds	8,576	8,936
Finance leases	272	285
6.375% £300m bank loan due August 2012	–	312
Commercial paper[e]	769	588
Other loans	391	357
Bank overdrafts	5	8
Total other loans and borrowings	1,165	1,265
Total loans and borrowings	10,013	10,486

[a]	Designated in a cash flow hedge relationship.
[b]	The interest rate payable on this bond attracts an additional 1.25% for a downgrade by one credit rating category by either or both Moody’s and S&P below Baa3/BBB–, respectively.
[c]	Designated in a fair value hedge relationship.
[d]	The interest rate payable on this bond attracts an additional 0.25% for a downgrade by one credit rating by either Moody’s or S&P to the group’s senior unsecured debt below A3/A-respectively. In addition, if Moody’s or S&P subsequently increase the ratings then the interest rate will be decreased by 0.25% for each rating category upgrade by each rating agency. In no event will the interest rate be reduced below the minimum rate reflected in the above table.
[e]	Commercial paper of £146m (2011/12: £208m) is denominated in Euros and of £623m (2011/12: £380m) in US Dollars.

The interest rates payable on loans and borrowings disclosed above reflect the coupons on the underlying issued loans and borrowings and not the interest rates achieved through applying associated cross-currency and interest rate swaps in hedge arrangements.

148	Financial statements

24. Loans and other borrowings continued

Loans and other borrowings are analysed as follows:

	2013	2012
At 31 March	£m	£m
Current liabilities
Listed bonds	566	1,609
Finance leases	7	15
Commercial paper	769	588
Other loans and bank overdrafts	394	675
Total current liabilities	1,736	2,887
Non-current liabilities
Listed bonds	8,010	7,327
Finance leases	265	270
Other loans and borrowings	2	2
Total non-current liabilities	8,277	7,599
Total	10,013	10,486

The carrying values disclosed in the above table reflect balances at amortised cost adjusted for accrued interest and current fair value adjustments to the relevant loans or borrowings. These do not reflect the final principal repayments that will arise after taking account of the relevant derivatives in hedging relationships which are reflected in the table below. Apart from finance leases, all borrowings as at 31 March 2013 and 2012 were unsecured.

The principal repayments of loans and borrowings at hedged rates amounted to £9,251m (2011/12: £9,925m) and repayments fall due as follows:

	2013			2012
At 31 March	Carrying amount £m	Effect of hedging and interest £m [a]	Principal repayments at hedged rates £m	Carrying amount £m	Effect of hedging and interest £m [a]	Principal repayments at hedged rates £m
Within one year, or on demand	1,736	(264)	1,472	2,887	(262)	2,625
Between one and two years	1,155	9	1,164	10	–	10
Between two and three years	1,352	(69)	1,283	1,132	26	1,158
Between three and four years	693	–	693	845	(40)	805
Between four and five years	1,235	(174)	1,061	695	–	695
After five years	3,734	(156)	3,578	4,839	(207)	4,632
Total due for repayment after more than one year	8,169	(390)	7,779	7,521	(221)	7,300
Total repayments	9,905	(654)	9,251	10,408	(483)	9,925
Fair value adjustments for hedged risk	108			78
Total loans and other borrowings	10,013			10,486

[a]	Adjustments for hedging and interest reflect the impact of the currency element of derivatives and adjust the repayments to exclude interest recognised in the carrying amount.

Financial statements	149

24. Loans and other borrowings continued

The currency exposure on our borrowings is managed through the use of cross-currency and interest rate swaps and results in predominantly sterling fixed rate borrowings. The table below reflects the currency interest rate and fair value risk associated with these loans and borrowings after the impact of hedging.

	2013			2012
At 31 March	Fixed rate interest £m	Floating rate interest £m	Total £m	Fixed rate interest £m	Floating rate interest £m	Total £m
Sterling	7,083	1,695	8,778	7,948	1,522	9,470
Euro	–	467	467	–	447	447
US Dollar	6	–	6	6	1	7
Other	–	–	–	–	1	1
Total	7,089	2,162	9,251	7,954	1,971	9,925
Ratio of fixed to floating	77%	23%	100%	80%	20%	100%
Weighted average effective fixed interest rate – Sterling	7.1%			7.3%

The floating rate loans and borrowings bear interest rates fixed in advance for periods ranging from one day to one year, primarily by reference to LIBOR and EURIBOR quoted rates.

Obligations under finance leases are analysed as follows:

	2013	2012	2013	2012
	Minimum lease payments		Repayment of outstanding lease obligations
At 31 March	£m	£m	£m	£m
Amounts payable under finance leases:
Within one year	23	37	7	15
In the second to fifth years inclusive	109	102	47	34
After five years	342	484	218	236
	474	623	272	285
Less: future finance charges	(202)	(338)	–	–
Total finance lease obligations	272	285	272	285

Assets held under finance leases mainly consist of buildings and network assets. The group’s obligations under finance leases are secured by the lessors’ title to the leased assets.

150	Financial statements

25. Finance expense and income

Year ended 31 March	2013 £m	2012 £m	2011 £m
Finance expense
Interest on:
— Financial liabilities at amortised cost	623	644	793
— Finance leases	19	18	18
— Derivatives	5	16	28
Fair value movements:
— Bonds designated as hedged items in fair value hedges	31	81	(3)
— Derivatives designated as hedging instruments in fair value hedges	(31)	(81)	3
— Derivatives not in a designated hedge relationship	6	13	6
Reclassification of cash flow hedge from other comprehensive income	12	5	38
Unwinding of discount on provisions	6	5	3
Finance expense	671	701	886
Less: interest capitalised at weighted average rate of 6.1% (2011/12: 7.3%, 2010/11: 7.8%)	(5)	(9)	(6)
Total finance expense before specific items	666	692	880
Specific items (note 9)	1,977	2,092	2,323
Total finance expense	2,643	2,784	3,203

Year ended 31 March	2013 £m	2012 £m	2011 £m
Finance income
Interest on available-for-sale investments	7	6	9
Interest on loans and receivables	6	5	7
Other interest and similar income	–	–	19
Total finance income before specific items	13	11	35
Specific items (note 9)	2,006	2,289	2,244
Total finance income	2,019	2,300	2,279

Year ended 31 March	2013 £m	2012 £m	2011 £m
Net finance expense before specific items	653	681	845
Specific items (note 9)	(29)	(197)	79
Net finance expense	624	484	924

Financial statements	151

26. Financial instruments and risk management

The group issues or holds financial instruments mainly to finance its operations; to finance corporate transactions such as dividends, share buybacks and acquisitions; for the temporary investment of short-term funds; and to manage the currency and interest rate risks arising from its operations and from its sources of finance. In addition, various financial instruments, for example trade receivables and trade payables, arise directly from the group’s operations.

Financial risk management

The group’s activities expose it to a variety of financial risks: market risk (including interest rate risk and foreign exchange risk); credit risk and liquidity risk.

Treasury operations

The group has a centralised treasury operation whose primary role is to manage liquidity, funding, investments and counterparty credit risk arising from transactions with financial institutions. The treasury operation also manages the group’s market exposures, including risks from volatility in currency and interest rates. The treasury operation acts as a central bank to group entities providing central deposit taking, funding and foreign exchange management services. Funding and deposit taking is usually provided in the functional currency of the relevant entity. The treasury operation is not a profit centre and its objective is to manage financial risk at optimum cost.

Treasury policy

Treasury policy is set by the Board. Group treasury activities are subject to a set of controls appropriate for the magnitude of the borrowing, investments and group-wide exposures. The Board has delegated its authority to operate these policies to a series of panels that are responsible for the management of key treasury risks and operations. Appointment to and removal from the key panels requires approval from two of the Chairman, the Chief Executive or the Group Finance Director.

The management of exposures arising from trading related financial instruments, primarily trade receivables and trade payables, is through a series of policies and procedures set at a group and line of business level. Line of business management apply and review these policies and procedures to assess and manage the financial risk arising from these financial instruments.

There has been no change in the nature of the group’s risk profile between 31 March 2013 and the date of approval of these financial statements.

Interest rate risk management

Management policy

The group has interest-bearing financial assets and liabilities which may expose the group to either cash flow or fair value volatility. The group’s policy, as set by the Board, is to ensure that at least 70% of net debt is at fixed rates. Short-term interest rate management is delegated to the treasury operation while long-term interest rate management decisions require further approval by the Group Finance Director, Director Treasury, Tax and Risk Management or the Treasurer BT Group who have been delegated such authority from the Board.

Hedging strategy

In order to manage the group’s interest rate profile, the group has entered into cross-currency and interest rate swap agreements with commercial banks and other institutions to vary the amounts and periods for which interest rates on borrowings are fixed. The duration of the swap agreements matches the duration of the debt instruments. The majority of the group’s long-term borrowings have been, and are, subject to fixed Sterling interest rates after applying the impact of these hedging instruments.

Sensitivities

Interest rates

The group is exposed to volatility in the income statement and shareholders’ equity arising from changes in interest rates. To demonstrate this volatility, management have concluded that a 1% increase in interest rates and parallel shift in yield curves across Sterling, US Dollar and Euro currencies is a reasonable benchmark for performing a sensitivity analysis.

152	Financial statements

26. Financial instruments and risk management continued

After the impact of hedging, the group’s main exposure to interest rate volatility in the income statement arises from fair value movements on certain derivatives not in hedge relationships, floating rate borrowings, investments and cash equivalents which are largely influenced by Sterling interest rates. With all other factors remaining constant at 31 March 2013, a 1% increase in Sterling interest rates would increase the group’s annual net finance expense by approximately £4m (2011/12: £7m).

The group’s main exposure to interest rate volatility within shareholders’ equity arises from fair value movements on derivatives held in the cash flow reserve. The derivatives have an underlying interest exposure to Sterling, Euro and US Dollar rates. With all other factors remaining constant and based on the composition of derivatives included in the cash flow reserve at the balance sheet date, a 1% increase in interest rates in each of the currencies would impact equity, before tax, as detailed below:

	2013	2012
At 31 March	£m Increase (Reduce)	£m Increase (Reduce)
Sterling interest rates	418	435
US Dollar interest rates	(420)	(406)
Euro interest rates	(36)	(66)

A 1% decrease in interest rates would have broadly the same impact in the opposite direction.

Credit ratings

The group’s 2016 and 2030 bonds contain covenants which have required the group to pay higher rates of interest once the group ceased to be rated at least A3 in the case of Moody’s or at least A– in the case of Standard & Poor’s (S&P). Additional interest of 0.25% per year accrues for each ratings category downgrade by each agency below those levels from the next coupon date following a downgrade. Based on the total notional value of debt outstanding of £2.5bn at 31 March 2013, the group’s finance expense would increase/decrease by approximately £12m a year if BT’s credit rating were to be downgraded/upgraded, respectively, by one credit rating category by both agencies from the current ratings.

The group’s €600m 2014 bond attracts an additional 1.25% for a downgrade by one credit rating below Baa3/BBB– by either or both Moody’s and S&P, respectively. This would result in an additional finance expense of approximately £6m per year.

The group’s credit ratings were as detailed below:

	2013		2012
At 31 March	Rating	Outlook	Rating	Outlook
Rating agency
Standard & Poor’s	BBB	Stable	BBB	Stable
Moody’s	Baa2	Positive	Baa2	Stable

The group is targeting a BBB+/Baa1 credit rating over the medium term.

Foreign exchange risk management

Management policy

The purpose of the group’s foreign currency hedging activities is to protect the group from the risk that eventual future net inflows and net outflows will be adversely affected by changes in exchange rates. The Board’s policy for foreign exchange risk management defines the type of transactions which should normally be covered, including significant operational, funding and currency interest exposures, and the period over which cover should extend for the different types of transactions. Short-term foreign exchange management is delegated to the treasury operation whilst long-term foreign exchange management decisions require further approval from the Group Finance Director, Director Treasury, Tax and Risk Management or the Treasurer BT Group who have been delegated such authority by the Board. The policy delegates authority to the Director Treasury, Tax and Risk Management to take positions of up to £100m and for the Group Finance Director to take positions of up to £1bn.

Financial statements	153

26. Financial instruments and risk management continued

Hedging strategy

A significant proportion of the group’s external revenue and costs arise within the UK and are denominated in Sterling. The group’s non-UK operations generally trade and are funded in their functional currency which limits their exposure to foreign exchange volatility. Foreign currency borrowings used to finance the group’s operations have been predominantly swapped into Sterling using cross-currency swaps. Foreign currency borrowings comprised:

At 31 March	2013 £m	2012 £m

Euro	2,690	3,341
US Dollar	3,996	3,543
Other	–	1
	6,686	6,885

The currency profile of these borrowings after the impact of hedging is disclosed in note 24.

The group also enters into forward currency contracts to hedge foreign currency investments, interest expense, capital purchases and purchase and sale commitments on a selective basis. The commitments hedged are principally denominated in US Dollar, Euro and Asia Pacific region currencies. As a result, the group’s exposure to foreign currency arises mainly on its non-UK subsidiary investments and on residual currency trading flows.

Sensitivities

Foreign exchange rates

After hedging, with all other factors remaining constant and based on the composition of assets and liabilities at the balance sheet date, the group’s exposure to foreign exchange volatility in the income statement from a 10% strengthening/weakening in Sterling against other currencies would result in a charge/credit respectively of approximately £2m (2011/12: credit/charge of approximately £8m).

The group’s main exposure to foreign exchange volatility within shareholders’ equity (excluding translation exposures) arises from fair value movements on derivatives held in the cash flow reserve. The majority of foreign exchange fluctuations in the cash flow reserve are recycled immediately to the income statement to match the hedged item and therefore the group’s exposure to foreign exchange fluctuations in equity was insignificant in both 2012/13 and 2011/12.

Liquidity risk management

Management policy

The group ensures its liquidity is maintained by entering into short, medium and long-term financial instruments to support operational and other funding requirements. The group determines its liquidity requirements by the use of both short and long-term cash forecasts. These forecasts are supplemented by a financial headroom analysis which is used to assess funding adequacy for at least a 12-month period. On at least an annual basis the Board reviews and approves the maximum long-term funding of the group and on an ongoing basis considers any related matters. Short and medium-term requirements are regularly reviewed and managed by the treasury operation within the parameters of the policies set by the Board.

Refinancing risk is managed by limiting the amount of borrowing that matures within any specified period and having appropriate strategies in place to manage refinancing needs as they arise. The maturity profile of the group’s loans and borrowings at 31 March 2013 is disclosed in note 24. The group has term debt maturities of £0.3bn in 2013/14.

During 2012/13 and 2011/12 the group issued commercial paper and held cash, cash equivalents and current investments in order to manage short-term liquidity requirements. At 31 March 2013 the group has undrawn committed borrowing facilities of £1.5bn (2011/12: £1.5bn) maturing in March 2016.

154	Financial statements

26. Financial instruments and risk management continued

Maturity analysis

The following table provides an analysis of the remaining contractually agreed cash flows including interest payable for the group’s non-derivative financial liabilities on an undiscounted basis, which therefore differs from both the carrying value and fair value.

Non-derivative financial liabilities At 31 March 2013	Loans and other borrowings £m	Interest on loans and other borrowings £m	Trade and other payables £m	Provisions £m	Total £m
Due within one year	1,500	558	3,961	55	6,074
Between one and two years	1,155	554	–	30	1,739
Between two and three years	1,352	485	–	19	1,856
Between three and four years	693	425	–	15	1,133
Between four and five years	1,235	367	–	13	1,615
After five years	3,734	3,518	–	235	7,487
	9,669	5,907	3,961	367	19,904
Interest payments not yet accrued	–	(5,671)	–	–	(5,671)
Fair value adjustment for hedged risk	108	–	–	–	108
Impact of discounting	–	–	–	(135)	(135)
Carrying value on the balance sheet[a]	9,777	236	3,961	232	14,206

At 31 March 2012	Loans and other borrowings £m	Interest on loans and other borrowings £m	Trade and other payables £m	Provisions £m	Total £m
Due within one year	2,632	630	4,180	48	7,490
Between one and two years	10	533	–	39	582
Between two and three years	1,132	534	–	24	1,690
Between three and four years	845	471	–	16	1,332
Between four and five years	695	416	–	11	1,122
After five years	4,839	3,875	–	259	8,973
	10,153	6,459	4,180	397	21,189
Interest payments not yet accrued	–	(6,204)	–	–	(6,204)
Fair value adjustment for hedged risk	78	–	–	–	78
Impact of discounting	–	–	–	(137)	(137)
Carrying value on the balance sheet[a]	10,231	255	4,180	260	14,926

[a]	Foreign currency-related cash flows were translated at closing rates as at the relevant reporting date. Future variable interest rate cash flows were calculated using the most recent rate applied at the relevant balance sheet date.

Financial statements	155

26. Financial instruments and risk management continued

The following table provides an analysis of the contractually agreed cash flows in respect of the group’s derivative financial instruments. Cash flows are presented on a net or gross basis in accordance with the settlement arrangements of the instruments.

	Analysed by earliest payment date[a]				Analysed based on holding instrument to maturity
Derivative financial liabilities At 31 March 2013	Derivatives – net settled £m	Derivatives – gross settled outflows £m	Derivatives – gross settled inflows £m	Total £m	Derivatives – net settled £m	Derivatives – gross settled outflows £m	Derivatives – gross settled inflows £m	Total £m
Due within one year	359	1,462	(1,443)	378	65	973	(956)	82
Between one and two years	559	541	(542)	558	53	557	(559)	51
Between two and three years	304	105	(107)	302	83	20	(21)	82
Between three and four years	14	–	–	14	83	20	(21)	82
Between four and five years	70	–	–	70	83	20	(21)	82
After five years	–	–	–	–	939	518	(514)	943
Total[b]	1,306	2,108	(2,092)	1,322	1,306	2,108	(2,092)	1,322

	Analysed by earliest payment date[a]				Analysed based on holding instrument to maturity
At 31 March 2012	Derivatives – net settled £m	Derivatives – gross settled outflows £m	Derivatives – gross settled inflows £m	Total £m	Derivatives – net settled £m	Derivatives – gross settled outflows £m	Derivatives – gross settled inflows £m	Total £m
Due within one year	228	1,568	(1,530)	266	57	1,568	(1,530)	95
Between one and two years	238	579	(546)	271	57	90	(83)	64
Between two and three years	473	1,189	(1,192)	470	44	1,205	(1,209)	40
Between three and four years	253	105	(101)	257	72	20	(20)	72
Between four and five years	–	–	–	–	72	20	(20)	72
After five years	–	–	–	–	890	538	(507)	921
Total[b]	1,192	3,441	(3,369)	1,264	1,192	3,441	(3,369)	1,264

[a]	Certain derivative financial instruments contain break clauses whereby either the group or bank counterparty can terminate the swap on certain dates and the mark to market position is settled in cash.
[b]	Foreign currency-related cash flows were translated at closing rates as at the relevant reporting date. Future variable interest rate cash flows were calculated using the most recent rate applied at the relevant balance sheet date.

Credit risk management

Management policy

The group’s exposure to credit risk arises from financial instruments transacted by the treasury operation (primarily derivatives, investments, cash and cash equivalents) and from its trading-related receivables. For treasury-related balances, the Board’s defined policy restricts exposure to any one counterparty by setting credit limits based on the credit quality as defined by Moody’s and S&P and by defining the types of financial instruments which may be transacted. The minimum credit ratings permitted with counterparties are A3/A– for long-term and P1/A1 for short-term investments.

The treasury operation continuously reviews the limits applied to counterparties and will adjust the limit according to the nature and credit standing of the counterparty up to the maximum allowable limit set by the Board. Where multiple transactions are undertaken with a single counterparty, or group of related counterparties, the group may enter into netting arrangements to reduce the group’s exposure to credit risk by making use of standard International Swaps and Derivatives Association (ISDA) documentation. The group also seeks collateral or other security where it is considered necessary. The treasury operation regularly reviews the credit limits applied when investing with counterparties in response to market conditions, continues to monitor their credit quality and actively manages any exposures which arise.

156	Financial statements

26. Financial instruments and risk management continued

Operational management policy

The group’s credit policy for trading-related financial assets is applied and managed by each of the lines of business to ensure compliance. The policy requires that the creditworthiness and financial strength of customers is assessed at inception and on an ongoing basis. Payment terms are set in accordance with industry standards. The group will also enhance credit protection, when appropriate, taking into consideration the group’s exposure to the customer, by applying processes which include netting and offsetting, and requesting securities such as deposits, guarantees and letters of credit. The group takes proactive steps including constantly reviewing credit ratings of relationship banks to minimise the impact of adverse market conditions on trading-related financial assets.

Exposures

The maximum credit risk exposure of the group’s financial assets at the balance sheet date is as follows:

At 31 March	Notes	2013 £m	2012 £m
Derivative financial assets		1,250	1,023
Investments	22	595	581
Trade and other receivables[a]	16	2,178	2,477
Cash and cash equivalents	23	924	331
		4,947	4,412

[a]	The carrying amount excludes £184m (2011/12: £169m) of non-current trade and other receivables which relate to non-financial assets, and £699m (2011/12: £830m) of prepayments and other receivables.

The credit quality and credit concentration of cash equivalents, current asset investments and derivative financial assets are detailed in the tables below. Where the opinion of Moody’s and S&P differ, the lower rating is used.

	Moody’s/S&P credit rating of counterparty
At 31 March 2013	Aaa/AAA £m	Aa3/AA– £m	A1/A+ £m	A2/A £m		A3/A– £m	[a]	Baa1/BBB+ £m		Baa2/BBB £m	[a]	Total £m
Cash equivalents	–	107	76	354		58		–		–		595
Current asset investments	530	–	–	1		–		–		–		531
Derivative financial assets	–	32	60	228		533		–		397		1,250
	530	139	136	583		591		–		397		2,376

	Moody’s/S&P credit rating of counterparty
At 31 March 2012	Aaa/AAA £m	Aa3/AA– £m	A1/A+ £m	A2/A £m	[a]	A3/A– £m		Baa1/BBB+ £m	[a]	Baa2/BBB £m		Total £m
Cash equivalents	–	–	23	52		–		–		–		75
Current asset investments	505	–	–	8		–		–		–		513
Derivative financial assets	–	121	96	462		–		344		–		1,023
	505	121	119	522		–		344		–		1,611

[a]	The group holds cash collateral of £385m (2011/12: £350m) in respect of derivative financial assets with certain counterparties.

The concentration of credit risk for trading balances of the group is provided in note 16, which analyses outstanding balances by line of business.

The derivative financial assets were held with 14 counterparties at 31 March 2013 (2011/12: nine counterparties). After applying the legal right of set-off under the group’s ISDA documentation, the group had a net exposure to derivative counterparties of £910m (2011/12: £705m) of which 90% (2011/12: 98%) was with four counterparties (2011/12: six).

The group has credit support agreements with certain swap counterparties whereby on a weekly and monthly basis the fair value position on notional £945m of long dated cross-currency swaps and interest rate swaps is collateralised. As at 31 March 2013, the group had paid cash collateral of £26m (2011/12: £22m) in respect of fair value losses and had received cash collateral of £385m (2011/12: £350m) in respect of fair value gains. The related net cash inflow, including foreign exchange of £2m (2011/12: £20m) is £33m (2011/12: £258m). The collateral paid and received is recognised within cash and cash equivalents, and loans and other borrowings, respectively.

Financial statements	157

26. Financial instruments and risk management continued

Fair value of financial instruments

The table below shows the accounting classification and the carrying and fair values of all of the group’s financial assets and financial liabilities. None of the financial instruments have been reclassified during the year.

Financial assets At 31 March 2013	Notes	Loans and receivables £m	Fair value through profit and loss £m	Designated in a cash flow hedge £m	Designated in a fair value hedge £m	Available- for-sale £m	Total carrying value £m	Fair value £m
Non-derivative financial assets
Investments	22	1	11	–	–	583	595	595
Cash and cash equivalents	23	924	–	–	–	–	924	924
Trade and other receivables[a]	16	2,178	–	–	–	–	2,178	2,178
Total non-derivative financial assets		3,103	11	–	–	583	3,697	3,697
Derivative financial assets[b]
Cross-currency swaps		–	–	904	–	–	904	904
Interest rate swaps		–	189	–	114	–	303	303
Forward foreign exchange contracts		–	20	23	–	–	43	43
Total derivative financial assets		–	209	927	114	–	1,250	1,250
Total financial assets		3,103	220	927	114	583	4,947	4,947

At 31 March 2012	Notes	Loans and receivables £m	Fair value through profit and loss £m	Designated in a cash flow hedge £m	Designated in a fair value hedge £m	Available- for-sale £m	Total carrying value £m	Fair value £m
Non-derivative financial assets
Investments	22	8	10	–	–	563	581	581
Cash and cash equivalents	23	331	–	–	–	–	331	331
Trade and other receivables[a]	16	2,477	–	–	–	–	2,477	2,477
Total non-derivative financial assets		2,816	10	–	–	563	3,389	3,389
Derivative financial assets[b]
Cross-currency swaps		–	–	769	–	–	769	769
Interest rate swaps		–	171	–	82	–	253	253
Forward foreign exchange contracts		–	1	–	–	–	1	1
Total derivative financial assets		–	172	769	82	–	1,023	1,023
Total financial assets		2,816	182	769	82	563	4,412	4,412

[a]	Excludes prepayments of £515m (2011/12: £671m), other receivables £184m (2011/12: £159m) and other non-current assets of £184m (2011/12: £169m).
[b]	Current derivative financial assets of £170m (2011/12: £137m) consist of cross-currency swaps of £88m (2011/12: £100m), interest rate swaps of £39m (2011/12: £36m) and forward foreign exchange contracts of £43m (2011/12: £1m). Non-current derivative financial assets of £1,080m (2011/12: £886m) consist of cross-currency swaps of £816m (2011/12: £669m) and interest rate swaps of £264m (2011/12: £217m).

158	Financial statements

26. Financial instruments and risk management continued

Financial liabilities At 31 March 2013	Notes	Fair value through profit and loss £m	Designated in a cash flow hedge £m	Designated in a fair value hedge £m	Amortised cost £m	Total carrying value £m	Fair value £m
Non-derivative financial liabilities
Loans and other borrowings	24	–	–	–	1,165	1,165	1,165
Listed bonds	24	–	6,491	717	1,368	8,576	10,535
Finance leases	24	–	–	–	272	272	314
Trade and other payables[a]	17	–	–	–	3,961	3,961	3,961
Provisions[b]	18	–	–	–	232	232	232
Total non-derivative financial liabilities		–	6,491	717	6,998	14,206	16,207
Derivative financial liabilities[c]
Cross-currency swaps		–	34	–	–	34	34
Interest rate swaps		316	514	–	–	830	830
Forward foreign exchange contracts		10	2	–	–	12	12
Total derivative financial liabilities		326	550	–	–	876	876
Total financial liabilities		326	7,041	717	6,998	15,082	17,083

At 31 March 2012	Notes	Fair value through profit and loss £m	Designated in a cash flow hedge £m	Designated in a fair value hedge £m	Amortised cost £m	Total carrying value £m	Fair value £m
Non-derivative financial liabilities
Loans and other borrowings	24	–	–	–	1,265	1,265	1,265
Listed bonds	24	–	6,889	686	1,361	8,936	10,594
Finance leases	24	–	–	–	285	285	328
Trade and other payables[a]	17	–	–	–	4,180	4,180	4,180
Provisions[b]	18	–	–	–	260	260	260
Total non-derivative financial liabilities		–	6,889	686	7,351	14,926	16,627
Derivative financial liabilities[c]
Cross-currency swaps		–	59	–	–	59	59
Interest rate swaps		322	451	–	–	773	773
Forward foreign exchange contracts		6	8	–	–	14	14
Total derivative financial liabilities		328	518	–	–	846	846
Total financial liabilities		328	7,407	686	7,351	15,772	17,473

[a]	Excludes other taxation and social security of £458m (2011/12: £487m), deferred income £1,102m (2011/12: £1,295m) and other non-current payables of £883m (2011/12: £875m).
[b]	Excludes provisions of £398m (2011/12: £597m).
[c]	Current derivative financial liabilities of £74m (2011/12: £89m) consist of cross-currency swaps of £2m (2011/12: £18m), interest rate swaps of £60m (2011/12: £57m) and forward foreign exchange contracts of £12m (2011/12: £14m). Non-current derivative financial liabilities of £802m (2011/12: £757m) consist of cross-currency swaps of £32m (2011/12: £41m) and interest rate swaps of £770m (2011/12: £716m).

The carrying amounts are included in the group balance sheet under the indicated headings.

The methods and assumptions used to estimate the fair values of financial assets and liabilities are as follows:

—	the carrying amount of investments classified as loans and receivables equates to fair value due to the short maturity of the investments held
—	the carrying amount of trade receivables and payables approximates to fair values due to the short maturity of amounts receivable and payable
—	the fair value of the group’s bonds and other long-term borrowings are estimated on the basis of quoted market prices for the same or similar issues with the same maturities where they exist and on calculations of the value of future cash flows using approximate discount rates in effect at the balance sheet date where market prices of similar issues do not exist
—	the fair value of the group’s outstanding swaps and foreign exchange contracts are estimated using discounted cash flow models and market rates of interest and foreign exchange at the balance sheet date.

Financial statements	159

26. Financial instruments and risk management continued

Fair value hierarchy

Financial instruments measured at fair value at 31 March 2013 consist of derivative financial instruments and investments classified as available-for-sale or designated at fair value through profit and loss under IAS 39 and are further analysed by the level of valuation input.

The three levels of valuation methodology used are:

—	Level 1 – uses quoted prices in active markets for identical assets or liabilities
—	Level 2 – uses inputs for the asset or liability other than quoted prices, that are observable either directly or indirectly
—	Level 3 – uses inputs for the asset or liability that are not based on observable market data, such as internal models or other valuation methods.

Derivative financial instruments

The fair value of the group’s outstanding derivative financial assets and liabilities consisted of swaps and foreign exchange contracts and were estimated using discounted cash flow models and market rates of interest and foreign exchange at the balance sheet date. All derivative financial instruments are categorised at Level 2 of the fair value hierarchy.

Investments

Non-current investments analysed at Level 1 consisted of listed available-for-sale investments of £45m (2011/12: £31m) and listed investments of £11m (2011/12: £10m) designated at fair value through profit and loss. The group’s listed investments were measured at fair value using quoted market prices for identical assets.

£530m (2011/12: £505m) of current asset available-for-sale investments were measured using Level 2 valuation methods.

The fair value of £8m (2011/12: £27m) of non-current investments classified as available-for-sale was determined using Level 3 valuation methods. A reconciliation of the movements in balances measured using Level 3 valuation methods is presented below:

£m
At 1 April 2011 and 1 April 2012	27
Disposals	(19)
At 31 March 2013	8

There were no losses recognised in the income statement in respect of Level 3 assets held at 31 March 2013.

Hedging activities

Our hedging policies use derivative financial instruments to manage financial risk. Derivatives that are held as hedging instruments are formally designated as hedges as defined in IAS 39. Derivatives may qualify as hedges for accounting purposes if they meet the criteria for designation as fair value hedges or cash flow hedges in accordance with IAS 39.

Fair value hedges

Fair value hedges principally consist of interest rate and cross-currency swaps that are used to protect against changes in the fair value of fixed-rate, long-term financial instruments due to movements in market interest rates.

Gains and losses arising on fair value hedges are disclosed in note 25.

Cash flow hedges

Cash flow hedges principally consist of interest rate and cross-currency swaps that are used to hedge the variability in future interest and currency cash flows on assets and liabilities which bear interest at variable rates and/or are in a foreign currency.

Forward foreign currency contracts are used to hedge anticipated and committed future currency cash flows. Where these contracts qualify for hedge accounting they are designated as cash flow hedges.

160	Financial statements

26. Financial instruments and risk management continued

The group had outstanding hedging arrangements at 31 March 2013 as follows:

Hedged item	Hedging instruments	Hedge type	Notional principal £m	Derivative fair value		Remaining term of hedging instruments	Weighted average interest rate on hedging instruments	Period over which forecast transaction arises

				Asset £m	Liability £m

Euro and US Dollar denominated borrowings[a]	Interest rate swaps	Cash flow	1,014	–	514	18 years	Sterling receivable at 0.7% Sterling payable at 6.0%
	Cross-currency swaps	Cash flow	4,892	904	34	1 to 18 years	Euro receivable at 6.0%
							US dollar receivable at 6.3%
							Sterling payable at 5.7%
Sterling denominated borrowings[a]	Interest rate swaps	Fair value	500	114	–	16 years	Sterling receivable at 5.8% Sterling payable at 2.3%
Euro and US Dollar step up interest on currency denominated borrowings[a]	Forward currency contracts	Cash flow	166	10	–	3 months		18 years
Currency exposures on overseas purchases principally US Dollar and Asia Pacific currencies	Forward currency contracts	Cash flow	175	7	2	1 month rolling basis		12 months
Purchase of US Dollar denominated retail devices	Forward currency contracts	Cash flow	163	6	–	1 month rolling basis
Total				1,041	550
[a] See note 24. See note 27 for details of movements in the cash flow reserve. The group had outstanding hedging arrangements at 31 March 2012 as follows:
Hedged item	Hedging instruments	Hedge type	Notional principal £m	Derivative fair value		Remaining term of hedging instruments	Weighted average interest rate on hedging instruments	Period over which forecast transaction arises

				Asset £m	Liability £m
Euro and US Dollar denominated borrowings[a]	Interest rate swaps	Cash flow	1,014	–	451	19 years	Sterling receivable at 1.4% Sterling payable at 6.0%
	Cross-currency swaps	Cash flow	5,451	769	59	1 to 19 years	Euro receivable at 5.8%
							US Dollar receivable at 7.3%
							Sterling payable at 6.2%
Sterling denominated borrowings[a]	Interest rate swaps	Fair value	500	82	–	17 years	Sterling receivable at 5.8% Sterling payable at 2.9%
Euro and US Dollar step up interest on currency denominated borrowings[a]	Forward currency contracts	Cash flow	189	–	5	3 months		19 years
Currency exposures on overseas purchases principally US Dollar and Asia Pacific currencies	Forward currency contracts	Cash flow	93	–	1	1 month rolling basis		12 months
Purchase of US Dollar denominated retail devices	Forward currency contracts	Cash flow	176	–	2	1 to 6 months
Total				851	518

[a]	See note 24.

Financial statements	161

26. Financial instruments and risk management continued

Other derivatives

The group’s policy is not to use derivatives for trading purposes. However, due to the complex nature of hedge accounting under IAS 39, some derivatives may not qualify for hedge accounting, or are specifically not designated as a hedge where natural offset is more appropriate. Derivative instruments that do not qualify for hedge accounting are held at fair value through profit and loss under IAS 39.

At 31 March 2013 the group held certain foreign currency forward and interest rate swap contracts which were not in hedging relationships. These derivatives are disclosed on pages 157 and 158. Foreign currency forward contracts were economically hedging operational purchases and sales. The interest rate swap contracts became ineffective on first time adoption of IFRS. The volatility arising from these swaps is recognised through the income statement but is limited due to a natural offset in their fair value movements.

27. Other reserves

				Other comprehensive income
	Merger reserve £m	[a]	Capital redemption reserve £m	Cash flow reserve £m [b]	Available- for-sale reserve £m	[c]	Translation reserve £m [d]	Total £m
At 1 April 2010	998		27	147	12		705	1,889
Exchange differences	–		–	–	–		(140)	(140)
Net fair value loss on cash flow hedges	–		–	(347)	–		–	(347)
Recognised in income and expense	–		–	333	–		–	333
Fair value movement on available-for-sale assets	–		–	–	15		–	15
Tax recognised in other comprehensive income	–		–	(5)	–		18	13
At 1 April 2011	998		27	128	27		583	1,763
Exchange differences	–		–	–	–		(106)	(106)
Recycled foreign exchange on disposal of subsidiary	–		–	–	–		2	2
Net fair value loss on cash flow hedges	–		–	(56)	–		–	(56)
Recognised in income and expense	–		–	179	–		–	179
Fair value movement on available-for-sale assets	–		–	–	(3)		–	(3)
Tax recognised in other comprehensive income	–		–	(22)	–		(1)	(23)
At 1 April 2012	998		27	229	24		478	1,756
Exchange differences	–		–	–	–		46	46
Recycled foreign exchange on disposal of subsidiary	–		–	–	–		13	13
Net fair value loss on cash flow hedges	–		–	105	–		–	105
Recognised in income and expense	–		–	(168)	–		–	(168)
Fair value movement on available-for-sale assets	–		–	–	14		–	14
Tax recognised in other comprehensive income	–		–	14	–		10	24
At 31 March 2013	998		27	180	38		547	1,790

[a]	The merger reserve arose on the group reorganisation that occurred in November 2001 and represented the difference between the nominal value of shares in the new parent company, BT Group plc, and the aggregate of the share capital, share premium account and capital redemption reserve of the prior parent company, British Telecommunications plc.
[b]	The cash flow reserve is used to record the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred. Amounts ‘recognised in income and expense’ include a net debit to the cash flow reserve of £180m (2011/12: net credit of £174m, 2010/11: net credit of £293m) relating to fair value movements on derivatives. The items generating these foreign exchange movements are in designated cash flow hedge relationships.
[c]	The available-for-sale reserve is used to record the cumulative fair value gains and losses on available-for-sale financial assets. The cumulative gains and losses are recycled to the income statement on disposal of the assets.
[d]	The translation reserve is used to record cumulative translation differences on the assets and liabilities of foreign operations. The cumulative translation differences are recycled to the income statement on disposal of the foreign operation.

162	Financial statements

28. Related party transactions

Key management personnel comprise executive and non-executive directors and members of the Operating Committee. Compensation of key management personnel is disclosed in note 6.

Amounts paid to the group’s retirement benefit plans are set out in note 19.

During 2012/13 the group purchased services in the normal course of business and on an arm’s length basis from Tech Mahindra, which was a principal associate of the group at the beginning of the year. The net value of services purchased was £99m (2011/12: £253m, 2010/11: £258m). The group disposed of its remaining interest in Tech Mahindra in December 2012. The amount outstanding and payable for services at 31 March 2013 was £nil (2011/12: £51m, 2010/11: £61m).

29. Financial commitments and contingent liabilities

Financial commitments were as follows:

At 31 March	2013 £m	2012 £m
Capital commitments	355	433
Programme rights commitments	888	–
Total	1,243	433

At 31 March 2013 programme rights commitments, mainly relating to Premier League football broadcast rights, are those for which the licence period has not yet started.

Future minimum operating lease payments for the group were as follows:

	2013 £m	2012 £m
Payable in the year ending 31 March:
2013	–	429
2014	412	403
2015	386	378
2016	374	366
2017	362	357
2018	361	356
Thereafter	5,287	5,304
Total future minimum operating lease payments	7,182	7,593

Operating lease commitments were mainly in respect of land and buildings which arose from a sale and operating leaseback transaction in a prior period. Leases have an average term of 19 years (2011/12: 20 years) and rentals are fixed for an average of 19 years (2011/12: 20 years).

Other than as disclosed below, there were no contingent liabilities or guarantees at 31 March 2013 other than those arising in the ordinary course of the group’s business and on these no material losses are anticipated. The group has insurance cover to certain limits for major risks on property and major claims in connection with legal liabilities arising in the course of its operations. Otherwise, the group generally carries its own risks.

The group has provided guarantees relating to certain leases entered into by Telefonica UK Limited (formerly O2 UK Limited) prior to the demerger of mmO2 from BT on 19 November 2001. mmO2 plc (part of the Telefonica group) has given BT a counter indemnity for these guarantees. There was no exposure as at 31 March 2013 (2011/12: US$118m, approximately £74m), although this could increase by US$90m (2011/12: US$228m), approximately £59m (2011/12: £143m), in the event of credit default in respect of amounts used to defease future lease obligations. The guarantee lasts until Telefonica UK Limited has discharged all its obligations, which is expected to be when the lease ends on 30 January 2017.

The group does not believe that there is any single current court action that would have a material adverse effect on the financial position or operations of the group. During 2012/13 the aggregate volume and value of legal actions to which the group is party remained broadly the same as at the end of 2011/12.

Financial statements	163

Report of the independent auditors

Parent company financial statements

Independent Auditors’ Report to the members of BT Group plc (the ‘company’)

We have audited the parent company financial statements of BT Group plc for the year ended 31 March 2013 which comprise the BT Group plc company balance sheet, the BT Group plc company reconciliation of movement in equity shareholders’ funds, the BT Group plc accounting policies and related information. The financial reporting framework that has been applied in their preparation is applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice).

Respective responsibilities of directors and auditors

As explained more fully in the Statement of Directors’ responsibilities set out on page 93, the directors are responsible for the preparation of the parent company financial statements and for being satisfied that they give a true and fair view. Our responsibility is to audit and express an opinion on the parent company financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

This report, including the opinions, has been prepared for and only for the company’s members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of the audit of the financial statements

An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the parent company’s circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the directors; and the overall presentation of the financial statements. In addition, we read all the financial and non-financial information in the BT Group plc Annual Report & Form 20-F for the year ended 31 March 2013 to identify material inconsistencies with the audited financial statements. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

Opinion on financial statements

In our opinion the parent company financial statements:

—	give a true and fair view of the state of the company’s affairs as at 31 March 2013;
—	have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice; and
—	have been prepared in accordance with the requirements of the Companies Act 2006.

Opinion on other matters prescribed by the Companies Act 2006

In our opinion:

—	the part of the Report on Directors’ Remuneration to be audited has been properly prepared in accordance with the Companies Act 2006; and
—	the information given in the Report of the Directors for the financial year for which the parent company financial statements are prepared is consistent with the parent company financial statements.

Matters on which we are required to report by exception

We have nothing to report in respect of the following matters where the Companies Act 2006 requires us to report to you if, in our opinion:

—	adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or
—	the parent company financial statements and the part of the Report on Directors’ Remuneration to be audited are not in agreement with the accounting records and returns; or
—	certain disclosures of directors’ remuneration specified by law are not made; or
—	we have not received all the information and explanations we require for our audit.

Other matter

We have reported separately on the consolidated financial statements of BT Group plc for the year ended 31 March 2013.

Paul Barkus (Senior Statutory Auditor)

for and on behalf of PricewaterhouseCoopers LLP

Chartered Accountants and Statutory Auditors

London, United Kingdom

9 May 2013

164	Financial statements

Financial statements of BT Group plc

BT Group plc accounting policies

Accounting basis

As used in these financial statements and associated notes, the term ‘company’ refers to BT Group plc. These separate financial statements of the company are presented as required by the Companies Act 2006. The separate financial statements have been prepared in accordance with UK Generally Accepted Accounting Practice (UK GAAP).

The financial statements are prepared on a going concern basis and under the historical cost convention as modified by the revaluation of certain financial instruments at fair value.

As permitted by Section 408(3) of the Companies Act 2006, the company’s profit and loss account has not been presented.

The BT Group plc consolidated financial statements for the year ended 31 March 2013 contain a consolidated cash flow statement. Consequently, the company has taken advantage of the exemption in FRS 1, ‘Cash Flow Statements’, not to present its own cash flow statement.

The BT Group plc consolidated financial statements for the year ended 31 March 2013 contain related party disclosures. Consequently, the company has taken advantage of the exemption in FRS 8, ‘Related Party Disclosures’, not to disclose transactions with other members of the BT Group.

The BT Group plc consolidated financial statements for the year ended 31 March 2013 contain financial instrument disclosures which comply with FRS 29, ‘Financial Instruments: Disclosures’. Consequently, the company is exempted from the disclosure requirements of FRS 29 in respect of its financial instruments.

Investments in subsidiary undertakings

Investments in subsidiary undertakings are stated at cost and reviewed for impairment if there are indicators that the carrying value may not be recoverable.

Taxation

Full provision is made for deferred taxation on all timing differences which have arisen but not reversed at the balance sheet date. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that there will be sufficient taxable profits from which the underlying timing differences can be deducted. The deferred tax balances are not discounted.

Dividends

Dividend distributions are recognised as a liability in the year in which the dividends are approved by the company’s shareholders. Interim dividends are recognised when they are paid; final dividends when authorised in general meetings by shareholders.

Share capital

Ordinary shares are classified as equity. Repurchased shares of the company are recorded in the balance sheet as part of Own shares reserve and presented as a deduction from shareholders’ equity at cost.

Cash

Cash includes cash in hand and bank deposits repayable on demand.

Share-based payments

The company does not incur a charge for share-based payments. However, the issuance by the company of share options and awards to employees of its subsidiaries represents additional capital contributions to its subsidiaries. An addition to the company’s investment in subsidiaries is recorded with a corresponding increase in equity shareholders’ funds. The additional capital contribution is determined based on the fair value of options and awards at the date of grant and is recognised over the vesting period.

Other information

Dividends

The Board recommends that a final dividend in respect of the year ended 31 March 2013 of 6.5p will be paid to shareholders on 2 September 2013, taking the full year proposed dividend in respect of 2012/13 to 9.5p (2011/12: 8.3p). This dividend is subject to shareholder approval at the Annual General Meeting and therefore the liability of approximately £514m (2011/12: £453m) has not been included in these financial statements.

Employees

The executive directors and the Chairman of BT Group plc were the only employees of the company during 2012/13. The costs relating to qualifying services provided to the company’s principal subsidiary, British Telecommunications plc, are recharged to that company.

Audit fees

The audit fee in respect of the parent company was £41,000 (2011/12: £41,000). Fees payable to PricewaterhouseCoopers LLP for non-audit services to the company are not required to be disclosed as they are included within note 8 to the consolidated financial statements of BT Group plc.

Financial statements	165

BT Group plc company balance sheet

At 31 March	2013 £m	2012 £m
Fixed assets
Investments in subsidiary undertakings[a]	10,556	10,492
Total fixed assets	10,556	10,492
Current assets
Cash at bank and in hand	5	5
Total current assets	5	5
Creditors: amounts falling due within one year[b]	1,229	1,322
Net current liabilities	(1,224)	(1,317)
Total assets less current liabilities	9,332	9,175
Capital and reserves
Ordinary shares	408	408
Share premium account	62	62
Capital redemption reserve	27	27
Own shares	(832)	(1,018)
Profit and loss account	9,667	9,696
Total equity shareholders’ funds[c]	9,332	9,175

[a]	Throughout 2012/13 and 2011/12, the company held a 100% investment in BT Group Investments Limited, a company registered in England and Wales. The increase in investments in subsidiary undertakings relates to additional capital contributions in respect of share-based payments of £64m in 2012/13 (2011/12: £75m).
[b]	Creditors consists of amounts owed to subsidiary undertakings of £1,208m (2011/12: £1,302m) and other creditors of £21m (2011/12: £20m).
[c]	The movements in total equity shareholders’ funds are shown on page 166.

The financial statements of the company on pages 164 to 167 were approved by the Board of the directors on 9 May 2013 and were signed on its behalf by:

Sir Michael Rake

Chairman

Ian Livingston

Chief Executive

Tony Chanmugam

Group Finance Director

166	Financial statements

BT Group plc company reconciliation of movement in equity shareholders’ funds

	Share capital £m	[a]	Share premium account £m	Capital redemption reserve £m	Own shares £m [b]	Profit and loss account £m [b,c]	Total £m
At 1 April 2011	408		62	27	(1,078)	10,276	9,695
Loss for the financial year	–		–	–	–	(26)	(26)
Dividends paid	–		–	–	–	(589)	(589)
Capital contribution in respect of share-based payment	–		–	–	–	75	75
Net issuance of own shares	–		–	–	60	(40)	20
At 1 April 2012	408		62	27	(1,018)	9,696	9,175
Profit for the financial year	–		–	–	–	970	970
Dividends paid	–		–	–	–	(684)	(684)
Capital contribution in respect of share-based payment	–		–	–	–	64	64
Net issuance of own shares	–		–	–	186	(379)	(193)
At 31 March 2013	408		62	27	(832)	9,667	9,332

[a]	The allotted, called up and fully paid ordinary share capital of the company at 31 March 2013 and 2012 was £408m, representing 8,151,227,029 ordinary shares of 5p each.
[b]	In 2012/13 182,652,597 shares (2011/12: 21,981,253) were issued from Own shares to satisfy obligations under employee share schemes and executive share awards at a cost of £506m (2011/12: £60m). At 31 March 2013 270,780,954 shares (2011/12: 366,589,286) with an aggregate nominal value of £14m (2011/12: £18m) were held as part of Own shares at cost.
[c]	The profit for the financial year, dealt with in the profit and loss account of the company after taking into account dividends received from subsidiary undertakings, was £970m (2011/12: loss of £26m).

Financial statements	167

Subsidiary undertakings

The table below gives brief details of the group’s principala operating subsidiariesb at 31 March 2013. All subsidiaries are unlisted and held through an intermediate holding company, unless otherwise stated. No subsidiaries are excluded from the group consolidation. The group did not have any significant associates or joint ventures at 31 March 2013.

Subsidiary undertakings	Activity	Group interest in allotted capital[c]	Country of operation[d]
British Telecommunications plc	Communications related services and products provider	100% ordinary	UK
BT Americas Inc[d]	Communications related services, systems integration and products provider	100% common	International
BT Australasia Pty Limited	Communications related services and products provider	100% ordinary 100% preference	Australia
BT Business Direct Limited	Technology equipment retailer	100% ordinary	UK
BT Communications do Brasil Limitada[b]	Communications related services, technology consulting and products provider	100% common	Brazil
BT Communications Ireland Limited	Telecommunications services provider	100% ordinary	Republic of Ireland
BT Conferencing Inc	Audio, video and web collaboration services provider	100% common	US
BT Conferencing Video Inc	Audio, video and web collaboration services provider	100% common	US
BT Convergent Solutions Limited	Communications related services and products provider	100% ordinary	UK
BT Engage IT Limited	IT solutions provider	100% ordinary	UK
BT ESPANA, Compania de Servicios Globales de Telecommunicaciones, SA	Communications related services and products provider	100% ordinary	Spain
BT Fleet Limited	Fleet management company	100% ordinary	UK
BT France SA	Communications related services, systems integration and products provider	100% ordinary	France
BT (Germany) GmbH & Co. oHG	Communications related services and products provider	100% ordinary	Germany
BT Global Communications India Private Limited	Communications related services	100% ordinary	India
BT Global Services Limited	International telecommunications network systems provider	100% ordinary	UK
BT Holdings Limited	Investment holding company	100% ordinary	UK
BT Hong Kong Limited	Communications related services and products provider	100% ordinary 100% preference	Hong Kong
BT Italia SpA	Communications related services and products provider	98.6% ordinary	Italy
BT LatAm Brasil Ltda[b]	Data communication services	100% common	Brazil
BT Limited	International telecommunications network systems provider	100% ordinary	International
BT Managed Services Limited	Communications related services and products provider	100% ordinary	UK
BT Nederland NV	Communications related services and products provider	100% ordinary	Netherlands
BT Payment Services Limited	Payment services provider	100% ordinary	UK
BT Services SA	Technology consulting and engineering services	100% ordinary	France
BT Singapore Pte Ltd	Communications related services and products provider	100% ordinary	Singapore
BT Switzerland AG	Communications related services and products provider	100% ordinary	Switzerland
Communications Global Network Services Limited[d]	Communications related services and products provider	100% ordinary	International
Communications Networking Services (UK)	Communications related services and products provider	100% ordinary	UK
dabs.com plc	Technology equipment retailer	100% ordinary	UK
Infonet Services Corporation	Global managed network service provider	100% common	US
Plusnet plc	Broadband service provider	100% ordinary	UK
Radianz Americas Inc	Global managed network service provider	100% common 100% preference	US

[a]	The group comprises a large number of entities and it is not practical to include all of them in this list. The list therefore includes only those entities that have a significant impact on the revenue, profit or assets of the group. A full list of subsidiaries, joint ventures and associates will be annexed to the company’s next annual return filed with the Registrar of Companies.
[b]	The principal operating subsidiaries (listed above) have a reporting date of 31 March, except for entities domiciled in Brazil, due to regulatory requirements.
[c]	The proportion of voting rights held corresponds to the aggregate interest percentage held by the holding company and subsidiary undertakings.
[d]	All overseas undertakings are incorporated in their country of operations. Subsidiary undertakings operating internationally are all incorporated in England and Wales, except BT Americas Inc and Communications Global Network Services Limited which are incorporated in the US and Bermuda, respectively.

Additional information

In this section you will find more financial and operational statistics. We also provide information for shareholders as well as a glossary of terms we use in this report.

170	Alternative performance measures
173	Selected financial data
175	Financial and operational statistics
177	Information for shareholders
191	Cross reference to Form 20-F
195	Glossary of terms

170	Additional information

Alternative performance measures

Introduction

We assess the performance of the group using a variety of alternative performance measures. We principally discuss the group’s results on an ‘adjusted’ basis. The rationale for using adjusted measures is explained below. Results on an adjusted basis are presented before specific items.

We also explain financial performance using measures that are not defined under IFRS and are therefore termed ‘non-GAAP’ measures. The non-GAAP measures we use are trend in underlying revenue excluding transit, and in underlying operating costs excluding transit, reported and adjusted EBITDA, reported and normalised free cash flow and net debt. A reconciliation from these non-GAAP measures to the nearest measure prepared in accordance with IFRS is presented below. The alternative performance measures we use may not be directly comparable with similarly titled measures used by other companies.

Specific items

The group’s income statement and segmental analysis separately identify trading results before specific items. Specific items are those that in management’s judgement need to be separately disclosed by virtue of their size, nature or incidence. In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence. This is consistent with the way that financial performance is measured by management and reported to the Board and the Operating Committee and assists in providing a meaningful analysis of the trading results of the group.

The directors believe that presentation of the group’s results in this way is relevant to an understanding of the group’s underlying financial performance. Items which have been considered to be specific items by virtue of their size, nature or incidence include disposals of businesses and investments, regulatory settlements, historic insurance or litigation claims, business restructuring programmes, asset impairment charges, property rationalisation programmes, net interest on pensions and the settlement of multiple tax years in a single payment. In 2008/09 BT Global Services contract and financial review charges were disclosed as a specific item by virtue of their size and nature. The impact of subsequent changes to the contract and financial review charges from revisions in estimates and assumptions are included within trading results before specific items, and are separately disclosed if considered significant.

Specific items are disclosed in note 9 to the consolidated financial statements.

Trends in underlying revenue and operating costs

Underlying revenue and underlying operating costs are measures which seek to reflect the underlying performance of the group that will contribute to long-term profitable growth. As such they exclude the impact of acquisitions or disposals, foreign exchange movements and specific items. We focus on the trends in underlying revenue and underlying operating costs excluding transit, as transit traffic is low-margin and is significantly affected by reductions in mobile termination rates.

A reconciliation from the decrease in reported revenue and reported operating costs, the most directly comparable IFRS measures, to the decrease in underlying revenue and underlying operating costs excluding transit, is set out below.

Year ended 31 March	2013%	2012%	2011%
Decrease in reported revenue	(4.7)	(5.9)	(3.8)
Specific items	(0.8)	2.1	(0.2)
Decrease in adjusted revenue	(5.5)	(3.8)	(4.0)
Transit revenue	1.3	1.8	0.8
Acquisitions and disposals	0.2	0.3	–
Foreign exchange movements and other	0.9	(0.2)	0.2
Decrease in underlying revenue excluding transit	(3.1)	(1.9)	(3.0)

Year ended 31 March	2013%	2012%	2011%
Decrease in reported operating costs	(5.6)	(8.5)	(6.5)
Decrease in depreciation and amortisation	(0.3)	(1.7)	(0.9)
Decrease in reported operating costs before depreciation and amortisation	(5.9)	(10.2)	(7.4)
Specific items	(2.7)	3.8	0.5
Decrease in adjusted operating costs before depreciation and amortisation	(8.6)	(6.4)	(6.9)
Transit costs	1.5	2.3	0.6
Acquisitions and disposals	0.2	0.3	–
Foreign exchange movements and other	1.3	(0.2)	(0.1)
Decrease in underlying operating costs before depreciation and amortisation excluding transit	(5.6)	(4.0)	(6.4)

Additional information	171

EBITDA

In addition to measuring financial performance of the group and lines of business based on operating profit, we also measure performance based on EBITDA and adjusted EBITDA. EBITDA is defined as the group profit before depreciation, amortisation, net finance expense and taxation. Adjusted EBITDA is defined as EBITDA before specific items. EBITDA is a common measure used by investors and analysts to evaluate the operating financial performance of companies, particularly in the telecommunications sector.

We consider EBITDA and adjusted EBITDA to be useful measures of our operating performance because they approximate the underlying operating cash flow by eliminating depreciation and amortisation. EBITDA and adjusted EBITDA are not direct measures of our liquidity, which is shown by our cash flow statement, and need to be considered in the context of our financial commitments.

A reconciliation from group operating profit, the most directly comparable IFRS measure, to reported and adjusted group EBITDA, is set out below. A reconciliation between operating profit and adjusted EBITDA for our lines of business is set out in note 4 to the consolidated financial statements.

Year ended 31 March	2013 £m	2012 £m	2011 £m
Operating profit	2,986	2,919	2,578
Depreciation and amortisation	2,843	2,972	2,979
Reported EBITDA	5,829	5,891	5,557
Specific items	352	173	329
Adjusted EBITDA	6,181	6,064	5,886

Earnings per share

We also measure financial performance based on adjusted earnings per share, which excludes specific items. Basic and adjusted earnings per share, and the per share impact of specific items, are as follows:

	2013		2012		2011
Year ended 31 March	Pence per share	£m	Pence per share	£m	Pence per share	£m
Basic earnings per share/profit[a]	26.7	2,089	25.8	2,002	19.4	1,502
Specific items[b]	(0.1)	(3)	(2.1)	(166)	1.6	127
Adjusted basic earnings per share/profit	26.6	2,086	23.7	1,836	21.0	1,629

[a]	The stated profit amounts are the components of the total profit which are attributable to equity shareholders excluding non-controlling interests.
[b]	Specific items are set out in note 9 to the consolidated financial statements.

Free cash flow

Normalised free cash flow is one of the group’s key performance indicators by which our financial performance is measured. Normalised free cash flow is defined as the net increase in cash and cash equivalents less: cash flows from financing activities (except net interest paid); the acquisition or disposal of group undertakings; the net sale of short-term investments and excluding: the cash impact of specific items; purchases of telecommunications licences; and the cash tax benefit of pension deficit payments. For non-tax related items the adjustments are made on a pre-tax basis.

Normalised free cash flow is primarily a liquidity measure. However, we also believe it is an important indicator of our overall operational performance as it reflects the cash we generate from operations after capital expenditure and financing costs, both of which are significant ongoing cash outflows associated with investing in our infrastructure and financing our operations. In addition, normalised free cash flow excludes cash flows that are determined at a corporate level independently of ongoing trading operations such as dividends, share buybacks, acquisitions and disposals and repayment of debt. Normalised free cash flow is not a measure of the funds that are available for distribution to shareholders.

Adjusted free cash flow was a key performance indicator until last year. Certain of our historical incentive awards still use this as one of the performance criteria for vesting. Adjusted free cash flow does not exclude purchases of telecommunications licences and the cash tax benefit of pension deficit payments.

172	Additional information

A reconciliation from net cash inflow from operating activities, the most directly comparable IFRS measure, to reported, adjusted and normalised free cash flow, is set out below.

Year ended 31 March	2013 £m	2012 £m	2011 £m
Net cash inflow from operating activities	5,295	3,558	4,566
Add back pension deficit payment	325	2,000	1,030
Included in cash flows from investing activities
Net capital expenditure before purchases of telecommunications licences	(2,438)	(2,560)	(2,630)
Purchases of telecommunications licences	(202)	–	–
Interest received	9	8	29
Dividends received from associates and joint ventures	3	4	7
Sales (purchases) of non-current financial assets	1	1	(18)
Included in cash flows from financing activities
Interest paid	(701)	(693)	(973)
Reported free cash flow	2,292	2,318	2,011
Net cash outflow from specific items	366	204	212
Adjusted free cash flow	2,658	2,522	2,223
Add back:
Purchases of telecommunications licences	202	–	–
Cash tax benefit of pension deficit payments	(560)	(215)	(147)
Normalised free cash flow	2,300	2,307	2,076

Net debt

Net debt consists of loans and other borrowings (both current and non-current), less current asset investments and cash and cash equivalents. Loans and other borrowings are measured at the net proceeds raised, adjusted to amortise any discount over the term of the debt. For the purpose of this measure, current asset investments and cash and cash equivalents are measured at the lower of cost and net realisable value. Currency denominated balances within net debt are translated to Sterling at swap rates where hedged.

This definition of net debt measures balances at the expected value of future undiscounted cash flows due to arise on maturity of financial instruments and removes the balance sheet adjustments made from the re-measurement of hedged risks under fair value hedges and the use of the effective interest method.

Net debt is a measure of the group’s net indebtedness that provides an indicator of the overall balance sheet strength. It is also a single measure that can be used to assess both the group’s cash position and indebtedness. There are material limitations in the use of alternative performance measures and the use of the term net debt does not necessarily mean that the cash included in the net debt calculation is available to settle the liabilities included in this measure.

Net debt is considered to be an alternative performance measure as it is not defined in IFRS. The most directly comparable IFRS measure is the aggregate of loans and other borrowings (current and non-current), current asset investments and cash and cash equivalents. A reconciliation from this measure to net debt is given below.

At 31 March	2013 £m	2012 £m
Loans and other borrowings	10,013	10,486
Less:
Cash and cash equivalents	(924)	(331)
Current asset investments	(531)	(513)
	8,558	9,642

Adjustments:
To retranslate debt balances at swap rates where hedged by currency swaps	(417)	(228)
To remove accrued interest applied to reflect the effective interest method and fair value adjustments	(344)	(332)
Net debt	7,797	9,082

Additional information	173

Selected financial data

Summary group income statement

Year ended 31 March	2013 £m	2012 £m	2011 £m	2010 £m	2009 £m
Revenue
Adjusted	18,253	19,307	20,076	20,911	21,431
Specific items	(236)	(410)	–	(52)	(41)
	18,017	18,897	20,076	20,859	21,390
Other operating income
Adjusted	392	387	373	378	352
Specific items	7	(19)	–	2	(13)
	399	368	373	380	339
Operating costs
Adjusted	(15,307)	(16,602)	(17,542)	(18,689)	(19,435)
Specific items	(123)	256	(329)	(427)	(1,993)
	(15,430)	(16,346)	(17,871)	(19,116)	(21,428)
Operating profit
Adjusted	3,338	3,092	2,907	2,600	2,348
Specific items	(352)	(173)	(329)	(477)	(2,047)
	2,986	2,919	2,578	2,123	301
Net finance expense
Adjusted	(653)	(681)	(845)	(890)	(933)
Specific items	29	197	(79)	(268)	313
	(624)	(484)	(924)	(1,158)	(620)
Share of post tax profit of associates and joint ventures
Adjusted	9	10	21	25	39
Specific items	–	–	–	29	36
	9	10	21	54	75
Profit (loss) on disposal of associates and joint ventures – specific items	130	–	42	(12)	–
Profit (loss) before taxation
Adjusted	2,694	2,421	2,083	1,735	1,454
Specific items	(193)	24	(366)	(728)	(1,698)
	2,501	2,445	1,717	1,007	(244)
Taxation (expense) credit
Adjusted	(606)	(584)	(452)	(398)	(361)
Specific items	196	142	239	420	414
	(410)	(442)	(213)	22	53
Profit (loss) for the year
Adjusted	2,088	1,837	1,631	1,337	1,093
Specific items	3	166	(127)	(308)	(1,284)
	2,091	2,003	1,504	1,029	(191)
Basic earnings (loss) per share
Adjusted	26.6p	23.7p	21.0p	17.3p	14.1p
Specific items	0.1p	2.1p	(1.6)p	(4.0)p	(16.6)p
Total basic earnings (loss) per share	26.7p	25.8p	19.4p	13.3p	(2.5)p
Average number of shares used in basic earnings per share (millions)	7,832	7,763	7,750	7,740	7,724
Average number of shares used in diluted earnings per share (millions)	8,203	8,201	8,116	7,988	7,771
Diluted earnings (loss) per share	25.5p	24.4p	18.5p	12.9p	(2.5)p
Dividends per share[a]	9.5p	8.3p	7.4p	6.9p	6.5p
Dividends per share, US cents[a,b]	14.4c	13.3c	11.8c	10.5c	9.3c

[a]	Dividends per share represents the dividend paid and proposed in respect of the relevant financial year. Under IFRS, dividends are recognised as a deduction from shareholders’ equity when they are paid.
[b]	Based on actual dividends paid and/or year end exchange rate on proposed dividends.

174	Additional information

Summary group balance sheet

At 31 March	2013 £m	2012 £m	2011 £m	2010 £m	2009 £m
Intangible assets	3,258	3,127	3,389	3,672	3,788
Property, plant and equipment	14,153	14,388	14,623	14,856	15,405
Other non-current assets	2,794	1,902	1,597	3,867	4,154
Total non-current assets	20,205	19,417	19,609	22,395	23,347
Current assets less current liabilities	(2,930)	(4,724)	(3,100)	(4,135)	(3,141)
Total assets less current liabilities	17,275	14,693	16,509	18,260	20,206
Non-current loans and other borrowings	(8,277)	(7,599)	(9,371)	(9,522)	(12,365)
Retirement benefit obligations	(5,856)	(2,448)	(1,830)	(7,864)	(3,973)
Other non-current liabilities	(3,404)	(3,338)	(3,357)	(3,500)	(3,699)
Total assets less liabilities	(262)	1,308	1,951	(2,626)	169
Ordinary shares	408	408	408	408	408
Share premium account	62	62	62	62	62
Own shares	(832)	(1,018)	(1,078)	(1,105)	(1,109)
Other reserves	1,790	1,756	1,763	1,889	2,437
Retained (loss) earnings	(1,690)	100	796	(3,880)	(1,629)
Total (deficit) equity	(262)	1,308	1,951	(2,626)	169

Additional information	175

Financial and operational statistics

Financial statistics

Year ended 31 March (unless otherwise stated)	2013 £m	2012 £m	2011 £m	2010 £m	2009 £m
Decrease in underlying revenue excluding transit[a,b]	(3.1)%	(1.9)%	(3.0)%	(2.9)%	–
Adjusted EBITDA[b]	6,181	6,064	5,886	5,639	5,238
Free cash flow[b]
Normalised	2,300	2,307	2,076	2,032	724
Reported	2,292	2,318	2,011	1,933	737
Net debt at 31 March[b]	7,797	9,082	8,816	9,283	10,361
Operating costs excluding depreciation and amortisation[c]	12,464	13,630	14,563	15,650	16,545
Expenditure on research and development
Research and development operating expense	279	285	389	444	590
Capitalised software development costs	265	275	295	345	529
Total	544	560	684	789	1,119

Capital expenditure
Additions to property, plant and equipment comprised:
Land and buildings	42	37	20	29	23
Network infrastructure and other equipment
Transmission equipment	1,170	1,121	985	902	1,067
Exchange equipment	32	46	43	29	44
Other network equipment	660	794	851	753	899
Other
Computers and office equipment	80	95	92	115	140
Motor vehicles and other	24	43	87	33	73
Total additions to property, plant and equipment	2,008	2,136	2,078	1,861	2,246
(Decrease) increase in engineering stores	(9)	(1)	12	43	3
	1,999	2,135	2,090	1,904	2,249
Computer software additions	454	459	500	629	839
Total capital expenditure before government grants	2,453	2,594	2,590	2,533	3,088
Government grants	(15)	–	–	–	–
Capital expenditure net of government grants	2,438	2,594	2,590	2,533	3,088
Increase (decrease) in payables	43	(16)	55	(24)	(6)
Cash outflow from capital expenditure before purchases of telecommunications licences	2,481	2,578	2,645	2,509	3,082
Purchases of telecommunications licences	202	–	–	–	–
Cash outflow from total capital expenditure	2,683	2,578	2,645	2,509	3,082

[a]	Data not available for 2008/09.
[b]	Defined on pages 170 to 172.
[c]	Before specific items.

176	Additional information

Financial ratios

Year ended 31 March	2013	2012	2011	2010	2009
Return on capital employed[a]
Adjusted[b] – %	22.4	20.6	18.7	16.0	14.5
Reported – %	20.9	19.5	16.9	13.3	2.3
Interest cover[c]
Adjusted[b] – times	5.1	4.5	3.4	2.9	2.5
Reported – times	4.8	6.0	2.8	1.8	0.5
Net debt to adjusted EBITDA[b] – times	1.3	1.5	1.5	1.6	2.0
Capital expenditure[d] as a percentage of revenue[b] – %	13.4	13.4	12.9	12.1	14.4

[a]	The ratio is based on profit before taxation and net finance expense to average capital employed. Capital employed is represented by total assets less current liabilities (excluding corporation tax, current borrowings, derivative financial liabilities and finance lease creditors) less deferred and current tax assets, retirement benefit asset, cash and cash equivalents, derivative financial assets and investments.
[b]	Before specific items.
[c]	The number of times net finance expense is covered by operating profit.
[d]	Before purchases of telecommunications licences.

Operational statistics

All values in thousands unless otherwise stated.
Year ended 31 March	2013	2012	2011	2010	2009
BT Global Services

Order intake (£m)	6,273	6,683	7,270	6,631	7,917

BT Retail

Consumer average revenue per user (ARPU)[a] (£)	365	343	326	309	287
Active consumer lines[b]	9,824	10,321	10,799	11,476	12,212
BT Vision installed base	810	707	575	467	423

Openreach

Physical lines
Internal	13,212	14,125	15,320	16,795	18,626
External	5,052	5,155	5,189	5,005	4,751
Fully unbundled	6,702	5,631	4,266	2,966	1,714
Total physical lines	24,966	24,911	24,775	24,766	25,091

BT Group

Broadband lines
BT Retail	6,704	6,280	5,691	5,132	4,757
BT Wholesale (external)	2,066	2,262	2,421	2,926	3,305
Openreach[e]	8,859	8,253	7,608	6,620	5,750
Total broadband lines	17,629	16,795	15,720	14,678	13,812

Broadband market share[c]
BT’s retail share of net additions[e]	51%	55%	51%	43%	31%
BT’s retail share of installed base	38%	37%	36%	35%	34%

Exchange lines[d]
Consumer	10,207	10,919	11,802	13,051	14,514
Business/corporate	4,165	4,551	4,917	5,423	5,992
Total exchange lines	14,372	15,470	16,719	18,474	20,506

[a]	Rolling 12 month consumer revenue, less mobile POLOs, divided by average number of primary lines.
[b]	Active consumer lines represents the number of lines over which BT is the call provider. Prior years restated to include active consumer lines in Northern Ireland.
[c]	DSL and fibre excluding cable.
[d]	Exchange lines include analogue lines and digital channels sold through BT Global Services, BT Retail and BT Wholesale.
[e]	Statistics for 2010/11 and 2011/12 have been restated to rectify data inconsistency.

Additional information	177

Information for shareholders

Cautionary statement regarding forward-looking statements

Certain statements in this annual report are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements include, without limitation, those concerning: outlook; revenue and revenue trends; EBITDA; free cash flow; net debt; credit ratings; our group-wide restructuring programme, cost base reduction and restructuring costs; investment in and rollout of our fibre network, and its reach, innovations, increased speeds and speed availability; our broadband service and strategy; our investment in BT Sport; the BT Pension Scheme recovery plan, operating charge, regular cash contributions and interest expense; capital expenditure; effective tax rate; shareholder returns including growing dividends and share buyback; growth opportunities in networked IT services, the pay-TV services market, broadband and mobility; enhancing our TV service; growth of, and opportunities available in, the communications industry and BT’s positioning to take advantage of those opportunities; expectations regarding competition, market shares, prices and growth; expectations regarding the convergence of technologies; plans for the launch of new products and services; network performance and quality; the impact of regulatory initiatives, decisions and outcomes on operations, including the regulation of the UK fixed wholesale and retail businesses and the impact of the Undertakings to Ofcom under the Enterprise Act; BT’s possible or assumed future results of operations and/or those of its associates and joint ventures; investment plans; adequacy of capital; financing plans and refinancing requirements; demand for and access to broadband and the promotion of broadband by third-party service providers; and those preceded by, followed by, or that include the words ‘aims’, ‘believes’, ‘expects’, ‘anticipates’, ‘intends’, ‘will’, ‘should’ or similar expressions.

Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT; future regulatory actions, decisions, conditions or requirements in BT’s operating areas, including competition from others; selection by BT of the appropriate trading and marketing models for its products and services; technological innovations, including the cost of developing new products, networks and solutions and the need to increase expenditures for improving the quality of service; the anticipated benefits and advantages of new technologies, products and services not being realised; developments in the convergence of technologies; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs or impact on customer service; the timing of entry and profitability of BT in certain markets; significant changes in market shares for BT or its principal products and services; fluctuations in foreign currency exchange rates or interest rates; the underlying assumptions and estimates made in respect of major customer contracts proving unreliable; the aims of the group-wide and BT Global Services’ restructuring programme not being achieved; and general financial market conditions affecting BT’s performance and ability to raise finance. Certain of these factors are discussed in more detail elsewhere in this annual report including, without limitation, in Our risks on pages 23 to 27. BT undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

178	Additional information

Stock exchange listings

The principal listing of BT Group’s ordinary shares is on the London Stock Exchange. Trading on the London Stock Exchange is under the symbol ‘BT.A’. American Depositary Shares (ADSs), each representing 10 ordinary shares, have been issued by JPMorgan Chase & Co, as Depositary for the American Depositary Receipts (ADRs) evidencing the ADSs, and are listed on the New York Stock Exchange. Trading on the New York Stock Exchange is under the symbol ‘BT’.

Share and ADS prices

	Pence per		US$ per
	ordinary share		ADS
	High pence	Low pence	High US$	Low US$
Financial years ended 31 March
2009	235.50	71.40	46.20	9.80
2010	149.60	79.70	25.14	11.64
2011	191.10	109.90	31.31	16.19
2012	232.10	161.00	36.89	25.69
2013	281.00	200.70	42.76	31.02
Financial year ended 31 March 2012
1 April – 30 June 2011	201.90	188.20	33.33	30.60
1 July – 30 September 2011	204.10	161.00	33.18	25.83
1 October – 31 December 2011	193.40	163.80	31.59	25.69
1 January – 31 March 2012	232.10	194.90	36.89	30.23
Financial year ended 31 March 2013
1 April – 30 June 2012	228.60	200.70	36.86	31.02
1 July – 30 September 2012	236.80	210.20	38.44	32.67
1 October – 31 December 2012	242.40	212.50	39.41	34.38
1 January – 31 March 2013	281.00	237.20	42.76	38.37
Months
November 2012	233.50	219.00	37.39	34.88
December 2012	242.40	231.10	39.41	37.30
January 2013	253.10	237.20	39.98	38.37
February 2013	281.00	263.00	42.76	40.38
March 2013	280.80	264.00	42.50	39.58
April 2013	288.70	265.70	44.44	40.70
1 May – 3 May 2013	285.70	275.00	44.32	42.91

The prices are the highest and lowest closing middle market prices for BT ordinary shares, as derived from the Daily Official List of the London Stock Exchange and the highest and lowest closing sales prices of ADSs, as reported on the New York Stock Exchange.

Fluctuations in the exchange rate between Sterling and the US Dollar affect the US Dollar equivalent of the Sterling price of the company’s ordinary shares on the London Stock Exchange and, as a result, are likely to affect the market price of the ADSs on the New York Stock Exchange.

Background

BT Group plc is a public limited company registered in England and Wales and listed on the London and New York Stock Exchanges. It was incorporated in England and Wales on 30 March 2001 as Newgate Telecommunications Limited with the registered number 4190816. Its registered office address is 81 Newgate Street, London EC1A 7AJ. The company changed its name to BT Group plc on 11 September 2001. Following the demerger of 02 in November 2001, the continuing activities of BT were transferred to BT Group plc.

British Telecommunications plc is a wholly-owned subsidiary of BT Group plc and encompasses virtually all the businesses and assets of the BT group. The successor to the statutory corporation British Telecommunications, it was incorporated in England and Wales as a public limited company, wholly owned by the Government, as a result of the Telecommunications Act 1984. Between November 1984 and July 1993, the Government sold all of its shareholding in British Telecommunications plc in three public offerings.

Additional information	179

Analysis of shareholdings at 31 March 2013

	Ordinary shares of 5p each
Range	Number of holdings	Percentage of total %	Number of shares held millions	Percentage of total %
1 – 399	386,620	39.38	81	1.00
400 – 799	264,623	26.96	148	1.82
800 – 1,599	189,012	19.26	212	2.60
1,600 – 9,999	135,326	13.79	410	5.03
10,000 – 99,999	4,933	0.50	90	1.10
100,000 – 999,999	611	0.06	220	2.70
1,000,000 – 4,999,999	310	0.03	716	8.78
5,000,000 and above[a,b,c,d]	177	0.02	6,274	76.97
Total[e]	981,612	100.00	8,151	100.00

[a]	52m shares were held in trust by Ilford Trustees (Jersey) Limited for allocation to employees under the employee share plans.
[b]	Under the BT Group Employee Share Investment Plan, 78.7m shares were held in trust on behalf of 51,341 participants who were beneficially entitled to the shares. 267.4m shares were held in the corporate nominee BT Group EasyShare on behalf of 90,789 beneficial owners.
[c]	133.4m shares were represented by ADSs. An analysis by size of holding is not available for this holding.
[d]	271m shares were held as treasury shares.
[e]	10.88% of the shares were in 968,889 individual holdings, of which 67,800 were joint holdings, and 89.12% of the shares were in 12,723 institutional holdings.

As far as the company is aware, the company is not directly or indirectly owned or controlled by another corporation or by the Government or any other foreign government or by any other natural or legal person severally or jointly. There are no arrangements known to the company, the operation of which may at a subsequent date result in a change in control of the company.

The company’s major shareholders do not have different voting rights to those of other shareholders.

At 3 May 2013, there were 8,151,227,029 ordinary shares outstanding, including 268,569,007 shares held as treasury shares. At the same date, approximately 12.76m ADSs (equivalent to 127.6m ordinary shares, or approximately 1.57% of the total number of ordinary shares outstanding on that date) were outstanding and were held by 1,825 record holders of ADRs.

At 31 March 2013, there were 3,743 shareholders with a US address on the register of shareholders who in total hold 0.03% of the ordinary shares of the company.

180	Additional information

Dividends

A final dividend in respect of the year ended 31 March 2012 was paid on 3 September 2012 to shareholders on the register on 10 August 2012, and an interim dividend in respect of the year ended 31 March 2013 was paid on 4 February 2013 to shareholders on the register on 28 December 2012. The final proposed dividend in respect of the year ended 31 March 2013, if approved by shareholders, will be paid on 2 September 2013 to shareholders on the register on 9 August 2013.

The dividends paid or payable on BT shares and ADSs for the last five financial years are shown in the following table. The dividends on the ordinary shares exclude the associated tax credit. The amounts shown are not those that were actually paid to holders of ADSs. For the tax treatment of dividends paid, see Taxation of dividends on page 187. Dividends have been translated from Sterling into US Dollars using exchange rates prevailing on the date the ordinary dividends were paid.

	Per ordinary share			Per ADS			Per ADS
Financial years ended 31 March	Interim pence	Final pence	Total pence	Interim £	Final £	Total £	Interim US$	Final US$		Total US$
2009	5.40	1.10	6.50	0.540	0.110	0.650	0.765	0.161		0.926
2010	2.30	4.60	6.90	0.230	0.460	0.690	0.339	0.684		1.023
2011	2.40	5.00	7.40	0.240	0.500	0.740	0.366	0.777		1.143
2012	2.60	5.70	8.30	0.260	0.570	0.830	0.390	0.885		1.275
2013	3.00	6.50	9.50	0.300	0.650	0.950	0.451	–	[a]	–	[a]

[a]	Qualifying holders of ADSs on record as of 9 August 2013 are entitled to receive the final dividend which will be paid to ADS holders on 10 September 2013, subject to approval at the AGM. The US Dollar amount of the final dividend of 65 pence per ADS to be paid to holders of ADSs will be based on the exchange rate in effect on 2 September 2013, the date of payment to holders of ordinary shares.

As dividends paid by the company are in Sterling, exchange rate fluctuations will affect the US Dollar amounts received by holders of ADSs on conversion by the Depositary of such cash dividends.

Dividend mandate

Any shareholder wishing dividends to be paid directly into a bank or building society account should contact the Shareholder Helpline (see page 190), or go to the Shareholder information page of our website at www.bt.com/investorcentre

Dividends paid in this way will be paid through the Bankers Automated Clearing System (BACS).

Share buyback

Calendar month[a]	Total number of shares purchased	Average price paid per share (pence – net of dealing costs)	Total number of shares purchased as part of publicly announced plans or programmes	Maximum number of shares yet to be purchased under the AGM authority	[b]
April 2012	nil	n/a	nil	776,000,000
May	23,500,000	207	23,500,000	752,500,000
June	16,500,000	202	16,500,000	736,000,000
July	6,100,000	217	6,100,000	771,900,000
August	21,670,000	217	21,670,000	750,230,000
September	4,933,960	227	4,933,960	745,296,040
October	nil	n/a	nil	745,296,040
November	2,000,000	226	2,000,000	743,296,040
December	29,600,000	236	29,600,000	713,696,040
January 2013	nil	n/a	nil	713,696,040
February	23,000,000	273	23,000,000	690,696,040
March	3,540,305	268	3,540,305	687,156,040
	130,844,265	229	130,844,265	687,156,040

[a]	Purchases made from 1 April 2012 to 11 July 2012 were made in accordance with a resolution passed at the AGM held on 13 July 2011. Own share purchases by BT from 12 July 2012 to 31 March 2013 were made in accordance with a resolution passed at the AGM on 11 July 2012.
[b]	Authority was given to purchase up to 776 million shares on 13 July 2011 and 778 million shares on 11 July 2012. These authorities expire at the close of the following AGM.

A total of 131m own shares were purchased during 2012/13. Of these, 87m shares were purchased under the authority given at last year’s AGM, for a consideration of £189m, and 44m shares were purchased by the BT Group Employee Share Ownership Trust for a total consideration of £113m.

Additional information	181

Dividend investment plan

Under the Dividend investment plan, cash from participants’ dividends is used to buy further BT shares in the market.

Shareholders could elect to receive additional shares in lieu of a cash dividend for the following dividends:

	Date paid	Price per share pence
2008/09 interim	9 February 2009	107.04
2008/09 final	7 September 2009	133.34
2009/10 interim	8 February 2010	131.67
2009/10 final	6 September 2010	140.41
2010/11 interim	7 February 2011	185.89
2010/11 final	5 September 2011	164.64
2011/12 interim	6 February 2012	216.39
2011/12 final	3 September 2012	223.15
2012/13 interim	4 February 2013	265.01

Global Invest Direct

Details of the direct purchase plan run by the ADR Depositary, JPMorgan Chase & Co, Global Invest Direct, including reinvestment of dividends, are available from JPMorgan Chase & Co on +1 800 428 4237 (toll free within the US), or on written request to the ADR Depositary.

Total shareholder return

TSR is the measure of the returns that a company has generated for its shareholders, reflecting share price movements and assuming reinvestment of dividends. BT’s TSR for 2012/13 was positive 27.5%, compared with the FTSE100 TSR which was positive 15.4% and the FTSEurofirst 300 Telco Index TSR which was positive 1.9%. BT’s TSR improvement in 2012/13 is mainly due to the increase in the share price during 2012/13, from a closing price of 226.4p on 31 March 2012. Over the last five financial years BT’s TSR was positive 64.8%, compared with the FTSE100 TSR of positive 35.7% and the FTSEurofirst 300 Telco Index TSR of positive 12.7%.

182	Additional information

Results announcements

Expected announcements of results:

Results for the 2013/14 financial year	Date	[a]
1st quarter	25 July 2013
2nd quarter and half year	November 2013
3rd quarter and nine months	February 2014
4th quarter and full year	May 2014
Annual Report 2014 published	May 2014

[a]	Dates may be subject to change.

ShareGift

The charity ShareGift specialises in accepting small numbers of shares as donations. Further information about ShareGift may be obtained by telephoning 020 7930 3737 or from www.sharegift.org or alternatively, from the Shareholder Helpline (see page 190).

Exchange rates

BT publishes its consolidated financial statements expressed in Sterling. The following tables provide certain information concerning the exchange rates between Sterling and US Dollars based on the noon buying rate in New York City for cable transfers in Sterling as certified for customs purposes by the Federal Reserve Bank of New York (the Noon Buying Rate).

Year ended 31 March	2013	2012	2011	2010	2009
Period end	1.52	1.60	1.60	1.52	1.43
Average[a]	1.58	1.61	1.56	1.55	1.70
High	1.63	1.67	1.64	1.64	2.00
Low	1.49	1.53	1.43	1.49	1.37

[a]	The average of the Noon Buying Rates in effect on the last day of each month during the relevant period.

	Month
	April 2013	March 2013	February 2013	January 2013	December 2012
High	1.55	1.52	1.58	1.63	1.63
Low	1.51	1.49	1.51	1.57	1.60

On 3 May 2013, the latest practicable date for this Annual Report, the Noon Buying Rate was US$1.56 to £1.00.

Additional information	183

Articles of Association (Articles)

The following is a summary of the principal provisions of BT’s Articles, a copy of which has been filed with the Registrar of Companies. A ‘holder of shares’ and a ‘shareholder’ is, in either case, the person entered on the company’s register of members as the holder of the relevant shares. Shareholders can choose whether their shares are to be evidenced by share certificates (i.e. in certificated form) or held in electronic (i.e. uncertificated) form in CREST (the electronic settlement system in the UK).

BT adopted new Articles of Association with effect from October 2009, largely to take account of changes in UK company law brought about by the Companies Act 2006 (2006 Act). Under that Act, the Memorandum of Association serves a more limited role as historical evidence of the formation of the company. Since October 2009, the provisions in relation to objects in BT’s Memorandum are deemed to form part of BT’s Articles, and have been deleted from those Articles because of shareholders passing a resolution to this effect at the AGM. Under the 2006 Act, BT’s objects are unrestricted.

(a) Voting rights

Subject to the restrictions described below, on a show of hands, every shareholder present in person or by proxy at any general meeting has one vote and, on a poll, every shareholder present in person or by proxy has one vote for each share which they hold.

Voting at any meeting of shareholders is by a show of hands unless a poll is demanded by the chairman of the meeting or by at least five shareholders at the meeting who are entitled to vote (or their proxies), or by one or more shareholders at the meeting who are entitled to vote (or their proxies) and who have, between them, at least 10% of the total votes of all shareholders who have the right to vote at the meeting.

No person is, unless the Board decide otherwise, entitled to attend or vote at any general meeting or to exercise any other right conferred by being a shareholder if they or any person appearing to be interested in those shares has been sent a notice under section 793 of the Companies Act 2006 (which confers upon public companies the power to require information with respect to interests in their voting shares) and they or any interested person has failed to supply to the company the information requested within 14 days after delivery of that notice. These restrictions end seven days after the earlier of the date the shareholder complies with the request satisfactorily or the company receives notice that there has been an approved transfer of the shares.

(b) Variation of rights

Whenever the share capital of the company is split into different classes of shares, the special rights attached to any of those classes can be varied or withdrawn either:

(i)	with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class; or
(ii)	with the consent in writing of the holders of at least 75% in nominal value of the issued shares of that class.

At any separate meeting, the necessary quorum is two persons holding or representing by proxy not less than one-third in nominal amount of the issued shares of the class in question (but at any adjourned meeting, any person holding shares of the class or his proxy is a quorum).

The company can issue new shares and attach any rights and restrictions to them, as long as this is not restricted by special rights previously given to holders of any existing shares. Subject to this, the rights of new shares can take priority over the rights of existing shares, or existing shares can take priority over them, or the new shares and the existing shares can rank equally.

(c) Changes in capital

The company may by ordinary resolution:

(i)	divide all or any of its share capital into shares with a smaller nominal value; and
(ii)	consolidate and divide all or part of its share capital into shares of a larger nominal value.

The company may also:

(i)	buy back its own shares; and
(ii)	by special resolution reduce its share capital, any capital redemption reserve and any share premium account.

(d) Dividends

The company’s shareholders can declare dividends by passing an ordinary resolution provided that no dividend can exceed the amount recommended by the directors. Dividends must be paid out of profits available for distribution. If the directors consider that the profits of the company justify such payments, they can pay interim dividends on any class of shares of the amounts and on the dates and for the periods they decide. Fixed dividends will be paid on any class of shares on the dates stated for the payments of those dividends.

The directors can offer ordinary shareholders the right to choose to receive new ordinary shares, which are credited as fully paid, instead of some or all of their cash dividend. Before they can do this, the company’s shareholders must have passed an ordinary resolution authorising the directors to make this offer.

Any dividend which has not been claimed for ten years after it was declared or became due for payment will be forfeited and will belong to the company.

184	Additional information

(e) Distribution of assets on winding up

If the company is wound up (whether the liquidation is voluntary, under supervision of the court or by the court) the liquidator can, with the authority of a special resolution passed by the shareholders, divide among the shareholders all or any part of the assets of the company. This applies whether the assets consist of property of one kind or different kinds. For this purpose, the liquidator can place whatever value the liquidator considers fair on any property and decide how the division is carried out between shareholders or different groups of shareholders. The liquidator can also, with the same authority, transfer any assets to trustees upon any trusts for the benefit of shareholders which the liquidator decides. The liquidation of the company can then be finalised and the company dissolved. No past or present shareholder can be compelled to accept any shares or other property under the Articles which could give that shareholder a liability.

(f) Transfer of shares

Certificated shares of the company may be transferred in writing either by an instrument of transfer in the usual standard form or in another form approved by the Board. The transfer form must be signed or made effective by or on behalf of the person making the transfer. The person making the transfer will be treated as continuing to be the holder of the shares transferred until the name of the person to whom the shares are being transferred is entered in the register of members of the company.

The Board may refuse to register any transfer of any share held in certificated form:

(i)	which is in favour of more than four joint holders; or
(ii)	unless the transfer form to be registered is properly stamped to show payment of any applicable stamp duty and delivered to the company’s registered office or any other place the Board decide. The transfer must have with it: the share certificate for the shares to be transferred; any other evidence which the Board ask for to prove that the person wanting to make the transfer is entitled to do this; and if the transfer form is executed by another person on behalf of the person making the transfer, evidence of the authority of that person to do so.

Transfers of uncertificated shares must be carried out using a relevant system (as defined in the Uncertificated Securities Regulations 2001 (the Regulations)). The Board can refuse to register a transfer of an uncertificated share in the circumstances stated in the Regulations.

If the Board decide not to register a transfer of a share, the Board must notify the person to whom that share was to be transferred giving reasons for its decision. This must be done as soon as possible and no later than two months after the company receives the transfer or instruction from the operator of the relevant system.

(g) Untraced shareholders

BT may sell any shares after advertising its intention and waiting for three months if the shares have been in issue for at least ten years, during that period at least three dividends have become payable on them and have not been cashed and BT has not heard from the shareholder or any person entitled to the dividends by transmission. The net sale proceeds belong to BT, but it must pay those proceeds to the former shareholder or the person entitled to them by transmission if that shareholder, or that other person, asks for them.

(h) General meetings of shareholders

Every year the company must hold an annual general meeting. The Board can call a general meeting at any time and, under general law, must call one on a shareholders’ requisition. At least 21 clear days’ written notice must be given for every annual general meeting. For every other general meeting, at least 14 clear days’ written notice must be given. The Board can specify in the notice of meeting a time by which a person must be entered on the register of shareholders in order to have the right to attend or vote at the meeting. The time specified must not be more than 48 hours before the time fixed for the meeting.

(i) Limitations on rights of non-resident or foreign shareholders

The only limitation imposed by the Articles on the rights of non-resident or foreign shareholders is that a shareholder whose registered address is outside the UK and who wishes to receive notices of meetings of shareholders or documents from BT must give the company an address within the UK to which they may be sent.

(j) Directors

Directors’ remuneration

Excluding remuneration referred to below, each director will be paid such fee for his services as the Board decide, not exceeding £65,000 a year and increasing by the percentage increase of the retail prices index (as defined by section 833(2) Income and Corporation Taxes Act 1988) for any 12-month period beginning 1 April 1999 or an anniversary of that date. The company may by ordinary resolution decide on a higher sum. This resolution can increase the fee paid to all or any directors either permanently or for a particular period. The directors may be paid their expenses properly incurred in connection with the business of the company.

The Board can award extra fees to a director who: holds an executive position; acts as chairman or deputy chairman; serves on a Board committee at the request of the Board; or performs any other services which the Board consider extend beyond the ordinary duties of a director.

Additional information	185

The directors may grant pensions or other benefits to, among others, any director or former director or persons connected with them. However, BT can only provide these benefits to any director or former director who has not been an employee or held any other office or executive position in the company or any of its subsidiary undertakings, or to relations or dependants of, or people connected to, those directors or former directors, if the shareholders approve this by passing an ordinary resolution.

Directors’ votes

A director need not be a shareholder, but a director who is not a shareholder can still attend and speak at shareholders’ meetings.

Unless the Articles say otherwise, a director cannot vote on a resolution about a contract in which the director has an interest (this will also apply to interests of a person connected with the director).

If the legislation allows, a director can vote and be counted in the quorum on a resolution concerning a contract:

(i)	in which the director has an interest of which the director is not aware; or which cannot reasonably be regarded as likely to give rise to a conflict of interest;
(ii)	in which the director has an interest only because the director is a holder of shares, debentures or other securities of BT, or by reason of any other interest in or through BT;
(iii)	which involves: the giving of any security, guarantee or indemnity to the director or any other person for money lent or obligations incurred by the director or by any other person at the request of or for the benefit of BT or the benefit of any of its subsidiary undertakings; or a debt or other obligation which is owed by BT or any of its subsidiary undertakings to that other person if the director has taken responsibility for all or any part of that debt or obligation by giving a guarantee, security or indemnity;
(iv)	where BT or any of its subsidiary undertakings is offering any shares, debentures or other securities for subscription or purchase to which the director is or may be entitled to participate as a holder of BT securities; or where the director will be involved in the underwriting or sub-underwriting;
(v)	relating to any other company in which the director has an interest, directly or indirectly (including holding a position in that company) or is a shareholder, creditor, employee or otherwise involved in that company. These rights do not apply if the director owns 1% or more of that company or of the voting rights in that company;
(vi)	relating to an arrangement for the benefit of BT employees or former BT employees or any of BT’s subsidiary undertakings which only gives the directors the same benefits that are generally given to the employees or former employees to whom the arrangement relates;
(vii)	relating to BT buying or renewing insurance for any liability for the benefit of directors or for the benefit of persons who include directors;
(viii)	relating to the giving of indemnities in favour of directors;
(ix)	relating to the funding of expenditure by any director or directors: on defending criminal, civil or regulatory proceedings or actions against the director or the directors; in connection with an application to the court for relief; or on defending the director or the directors in any regulatory investigations; or which enables any director or directors to avoid incurring expenditure as described in this paragraph; and
(x)	in which the director’s interest, or the interest of directors generally, has been authorised by an ordinary resolution.

Subject to the relevant legislation, the shareholders can by passing an ordinary resolution ratify any particular contract carried out in breach of those provisions.

Directors’ appointment and retirement

Under BT’s Articles there must be at least two directors, who manage the business of the company. The shareholders can vary this minimum and/or decide a maximum by ordinary resolution. The Board and the shareholders (by ordinary resolution) may appoint a person who is willing to be elected as a director, either to fill a vacancy or as an additional director.

At every annual general meeting, any director who was elected or last re-elected a director at or before the annual general meeting held in the third year before the current year, must retire by rotation. Any director appointed by the directors automatically retires at the next following annual general meeting. A retiring director is eligible for re-election.

In addition to any power of removal under the 2006 Act, the shareholders can pass an ordinary resolution to remove a director, even though his or her time in office has not ended. They can elect a person to replace that director subject to the Articles, by passing an ordinary resolution. A person so appointed is subject to retirement by rotation when the director replaced would have been due to retire.

186	Additional information

Directors’ borrowing powers

To the extent that the legislation and the Articles allow, the Board can exercise all the powers of the company to borrow money, to mortgage or charge its business, property and assets (present and future) and to issue debentures and other securities, and give security either outright or as collateral security for any debt, liability or obligation of the company or another person. The Board must limit the borrowings of the company and exercise all the company’s voting and other rights or powers of control exercisable by the company in relation to its subsidiary undertakings so as to ensure that the aggregate amount of all borrowings by the group outstanding, net of amounts borrowed intra-group among other things, at any time does not exceed £35bn. These borrowing powers may only be varied by amending the Articles.

(k) Sinking fund, liability to further calls and change of control

BT’s shares are not subject to any sinking fund provision under the Articles or as a matter of the laws of England and Wales. No shareholder is currently liable to make additional contributions of capital in respect of BT’s ordinary shares in the future. There are no provisions in the Articles or of corporate legislation in England and Wales that would delay, defer or prevent a change of control.

(l) Disclosure of interests in shares

Under the Financial Services and Markets Act 2000 and the UK Disclosure and Transparency Rules there is a statutory obligation on a person who acquires or ceases to have a notifiable interest in the relevant share capital of a public company like BT to notify the company of that fact. The disclosure threshold is 3%. These Rules also deal with the disclosure by persons of interests in shares or debentures of companies in which they are directors and certain associated companies. Under section 793 of the 2006 Act (referred to in (a) above), BT may ascertain the persons who are or have within the last three years been interested in its shares and the nature of those interests. The UK City Code on Takeovers and Mergers also imposes strict disclosure requirements with regard to dealings in the securities of an offeror or offeree company on all parties to a takeover and also on their respective associates during the course of an offer period.

Material contracts

Excluding contracts entered into in the ordinary course of business, no contracts have been entered into in the two years preceding the date of this document by BT or another member of the group which are, or may be, material to the group or contain a provision under which a member of the group has an obligation or entitlement which is, or may be, material to BT or such other member of the group.

Taxation (US Holders)

This is a summary only of the principal US federal income tax and UK tax consequences of the ownership and disposition of ordinary shares or ADSs by US Holders (as defined below) who hold their ordinary shares or ADSs as capital assets. It does not address all aspects of US federal income taxation and does not address aspects that may be relevant to persons who are subject to special provisions of US federal income tax law, including US expatriates, insurance companies, tax-exempt organisations, banks, regulated investment companies, financial institutions, securities broker-dealers, traders in securities who elect a mark-to-market method of accounting, persons subject to alternative minimum tax, investors that directly, indirectly or by attribution own 10% or more of the outstanding share capital or voting power of BT, persons holding their ordinary shares or ADSs as part of a straddle, hedging transaction or conversion transaction, persons who acquired their ordinary shares or ADSs pursuant to the exercise of options or otherwise as compensation, or persons whose functional currency is not the US Dollar, amongst others. Those holders may be subject to US federal income tax consequences different from those set forth below.

For the purposes of this summary, a US Holder is a beneficial owner of ordinary shares or ADSs that, for US federal income tax purposes, is: a citizen or individual resident of the United States; a corporation (or other entity taxable as a corporation for US federal income tax purposes) created or organised in or under the laws of the United States or any political subdivision thereof; an estate the income of which is subject to US federal income taxation regardless of its sources, or a trust if a US court can exercise primary supervision over the administration of the trust and one or more US persons are authorised to control all substantial decisions of the trust. If a partnership holds ordinary shares or ADSs, the US tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that holds ordinary shares or ADSs is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of the ordinary shares or ADSs.

In particular, this summary is based on (i) current UK tax law and the practice of Her Majesty’s Revenue & Customs (HMRC) and US law and US Internal Revenue Service (IRS) practice, including the Internal Revenue Code of 1986, as amended, existing and proposed Treasury regulations, rulings, judicial decisions and administrative practice, all as currently in effect and available, (ii) the United Kingdom–United States Convention relating to estate and gift taxes, and (iii) the United Kingdom–United States Tax Convention that entered into force on 31 March 2003 and the protocol thereto (the Convention), all as in effect on the date of this Annual Report, all of which are subject to change or changes in interpretation, possibly with retroactive effect.

US Holders should consult their own tax advisors as to the applicability of the Convention and the consequences under UK, US federal, state and local, and other laws, of the ownership and disposition of ordinary shares or ADSs.

Additional information	187

Taxation of dividends

Under current UK tax law, BT will not be required to withhold tax at source from dividend payments it makes. Unless a US Holder of ordinary shares or ADSs is resident in or ordinarily resident for UK tax purposes in the UK or unless a US Holder of ordinary shares or ADSs carries on a trade, profession or vocation in the UK through a branch or agency, or, in the case of a company, a permanent establishment in the UK, the holder should not be liable for UK tax on dividends received in respect of ordinary shares and/or ADSs.

For US federal income tax purposes, a distribution will be treated as ordinary dividend income. The amount of the distribution includible in gross income of a US Holder will be the US Dollar value of the distribution calculated by reference to the spot rate in effect on the date the distribution is actually or constructively received by a US Holder of ordinary shares, or by the Depositary, in the case of ADSs. A US Holder who converts Sterling into US Dollars on the date of receipt generally should not recognise any exchange gain or loss. A US Holder who does not convert Sterling into US Dollars on the date of receipt generally will have a tax basis in Sterling equal to their US Dollar value on such date. Foreign currency gain or loss, if any, recognised by the US Holder on a subsequent conversion or other disposition of Sterling generally will be US source ordinary income or loss. Dividends paid by BT to a US Holder will not be eligible for the US dividends received deduction that may otherwise be available to corporate shareholders.

For purposes of calculating the foreign tax credit limitation, dividends paid on the ordinary shares or ADSs will be treated as income from sources outside the US and generally will constitute ‘passive income’. The rules relating to the determination of the foreign tax credit are very complex. US Holders who do not elect to claim a credit with respect to any foreign taxes paid in a given taxable year may instead claim a deduction for foreign taxes paid. A deduction does not reduce US federal income tax on a Dollar for Dollar basis like a tax credit. The deduction, however, is not subject to the limitations applicable to foreign credits.

There will be no right to any UK tax credit or to any payment from HMRC in respect of any tax credit on dividends paid on ordinary shares or ADSs.

Certain US Holders (including individuals) are eligible for reduced rates of US federal income tax (currently at a maximum rate of 15%) in respect of ‘qualified dividend income’ received in taxable years beginning before 1 January 2013. For this purpose, qualified dividend income generally includes dividends paid by a non-US corporation if, among other things, the US Holders meet certain minimum holding periods and the non-US corporation satisfies certain requirements, including that either (i) the shares or ADSs with respect to which the dividend has been paid are readily tradeable on an established securities market in the US, or (ii) the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty (such as the Convention) which provides for the exchange of information. BT currently believes that dividends paid with respect to its ordinary shares and ADSs should constitute qualified dividend income for US federal income tax purposes. Each individual US Holder of ordinary shares or ADSs is urged to consult his own tax advisor regarding the availability to him of the reduced dividend tax rate in light of his own particular situation and regarding the computations of his foreign tax credit limitation with respect to any qualified dividend income paid by BT to him, as applicable.

Taxation of capital gains

Unless a US Holder of ordinary shares or ADSs is resident in or ordinarily resident for UK tax purposes in the UK or unless a US Holder of ordinary shares or ADSs carries on a trade, profession, or vocation in the UK through a branch, agency, or in the case of a company, a permanent establishment in the UK, and the ordinary shares and/or ADSs have been used, held, or acquired for the purposes of that trade, profession or vocation the holder should not be liable for UK tax on capital gains on a disposal of ordinary shares and/or ADSs.

A US Holder who is an individual and who has ceased to be resident or ordinarily resident for tax purposes in the UK on or after 17 March 1998 or who falls to be regarded as resident outside the UK for the purposes of any double tax treaty (Treaty non-resident) on or after 16 March 2005 and continues to not be resident or ordinarily resident in the UK or continues to be Treaty non-resident for a period of less than five years of assessment and who disposes of his ordinary shares or ADSs during that period may also be liable on his return to the UK to UK tax on capital gains, subject to any available exemption or relief, even though he is not resident or ordinarily resident in the UK or is Treaty non-resident at the time of disposal.

For US federal income tax purposes, a US Holder generally will recognise capital gain or loss on the sale, exchange or other disposition of ordinary shares or ADSs in an amount equal to the difference between the US Dollar value of the amount realised on the disposition and the US Holder’s adjusted tax basis (determined in US Dollars) in the ordinary shares or ADSs. Such gain or loss generally will be US source gain or loss, and will be treated as long-term capital gain or loss if the ordinary shares have been held for more than one year at the time of disposition. Long-term capital gains recognised by an individual US Holder generally are subject to US federal income tax at preferential rates. The deductibility of capital losses is subject to significant limitations.

A US Holder’s tax basis in an ordinary share will generally be its US Dollar cost. The US Dollar cost of an ordinary share purchased with foreign currency will generally be the US Dollar value of the purchase price on the date of purchase, or the settlement date for the purchase, in the case of ordinary shares traded on an established securities market, as defined in the applicable Treasury Regulations, that are purchased by a cash basis US Holder (or an accrual basis US Holder that so elects). Such an election by an accrual basis US Holder must be applied consistently from year to year and cannot be revoked without the consent of the IRS. The amount realised on a sale or other disposition of ordinary shares for an amount in foreign currency will be the US Dollar value of this amount on the date of sale or disposition. On the settlement date, the US Holder will recognise US source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the US Dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date. However, in the case of ordinary shares traded on an established securities market that are sold by a cash basis US Holder (or an accrual basis US Holder that so elects), the amount realised will be based on the exchange rate in effect on the settlement date for the sale, and no exchange gain or loss will be recognised at that time.

188	Additional information

Passive foreign investment company status

A non-US corporation will be classified as a passive foreign investment company for US federal income tax purposes (a PFIC) for any taxable year if at least 75% of its gross income consists of passive income or at least 50% of the average value of its assets consist of assets that produce, or are held for the production of, passive income. BT currently believes that it did not qualify as a PFIC for the tax year ended 31 March 2013. If BT were to become a PFIC for any tax year, US Holders would suffer adverse tax consequences. These consequences may include having gains realised on the disposition of ordinary shares or ADSs treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the ordinary shares or ADSs. Furthermore, dividends paid by BT would not be ‘qualified dividend income’ which may be eligible for reduced rates of taxation as described above. US Holders should consult their own tax advisors regarding the potential application of the PFIC rules to BT.

US information reporting and backup withholding

Dividends paid on and proceeds received from the sale, exchange or other disposition of ordinary shares or ADSs may be subject to information reporting to the IRS and backup withholding at a current rate of 28% (which rate may be subject to change). Certain exempt recipients (such as corporations) are not subject to these information reporting requirements. Backup withholding will not apply, however, to a US Holder who provides a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt. Persons that are US persons for US federal income tax purposes who are required to establish their exempt status generally must furnish IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Holders that are not US persons for US federal income tax purposes generally will not be subject to US information reporting or backup withholding. However, such holders may be required to provide certification of non-US status in connection with payments received in the US or through certain US-related financial intermediaries.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s US federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

UK stamp duty

A transfer of or an agreement to transfer an ordinary share will generally be subject to UK stamp duty or UK stamp duty reserve tax (SDRT) at 0.5% of the amount or value of any consideration provided rounded up (in the case of stamp duty) to the nearest £5. SDRT is generally the liability of the purchaser. It is customarily also the purchaser who pays UK stamp duty. A transfer of an ordinary share to, or to a nominee for, a person whose business is or includes the provision of clearance services or to, or to a nominee or agent of, a person whose business is or includes issuing depositary receipts gives rise to a 1.5% charge to stamp duty or SDRT of either the amount of the consideration provided or the value of the share issued rounded up (in the case of stamp duty) to the nearest £5. No UK stamp duty will be payable on the transfer of an ADS (assuming it is not registered in the UK), provided that the transfer documents are executed and always retained outside the UK.

Transfers of ordinary shares into CREST will generally not be subject to stamp duty or SDRT unless such a transfer is made for a consideration in money or money’s worth, in which case a liability to SDRT will arise, usually at the rate of 0.5% of the value of the consideration. Paperless transfers of ordinary shares within CREST are generally liable to SDRT at the rate of 0.5% of the value of the consideration. CREST is obliged to collect SDRT from the purchaser of the shares on relevant transactions settled within the system.

UK inheritance and gift taxes in connection with ordinary shares and/or ADSs

The rules and scope of domicile are complex and action should not be taken without advice specific to the individual’s circumstances. A lifetime gift or a transfer on death of ordinary shares and/or ADSs by an individual holder, who is US domiciled (for the purposes of the UK/US Estate and Gift Tax Convention) and who is not a UK national (as defined in the Convention) will not generally be subject to UK inheritance tax if the gift is subject to US federal gift or US estate tax unless the tax is not paid.

Further note on certain activities

During 2012/13, certain of the group’s non-US subsidiaries or other non-US entities conducted limited activities in, or with persons from, certain countries identified by the US Department of State as State Sponsors of Terrorism or otherwise subject to US sanctions. These activities, which generally relate to the provision of communications services to embassies and diplomatic missions of US-allied governments, other CPs, news organisations, multinational corporations and other customers that require global communications connectivity, are insignificant to the group’s financial condition and results of operations.

Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, which added Section 13 (r) to the Securities Exchange Act of 1934, we are required to disclose whether BT or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or certain designated individuals or entities. Disclosure is required even when the activities were conducted outside the US by non-US entities and even when they were conducted in compliance with applicable law. Our disclosures for 2012/13 are below.

HM Treasury approval was granted on 31 October 2012 for authorisation to receive 75,000 euros from Telecommunication Infrastructure Company (TIC), in Iran. The payment was for receiving incoming UK telecommunications tariff from Iran (BT is paid on a per minute basis for terminating calls).

Between July 2007 and October 2012 a BT subsidiary, Communications Global Network Services (CGNS), acted as billing agent for a consortium of telecommunications companies, of which CGNS was a member, in respect of a subsea cable contract. As billing agent, CGNS invoiced telecommunications companies worldwide, collecting funds and dispersing these to the consortium members and, during that time, received indirect payments on behalf of TIC.

BT entered into a Framework Agreement with Rafsanjan Industrial Complex (RIC) for business consultancy services in May 2010 and provided an initial consultancy engagement under phase 1 of the agreement. In February 2011, phase 2 was agreed with RIC however BT stopped work in December 2011 due to the geopolitical situation. RIC made an advance payment to BT for €384,120 to carry out the phase 2 work. We are exploring whether the amount can be refunded.

Additional information	189

Limitations affecting security holders

There are no government laws, decrees, regulations, or other UK legislation which have a material effect on the import or export of capital, including the availability of cash and cash equivalents for use by the company except as otherwise described in Taxation (US Holders).

There are no limitations under UK law restricting the right of non-residents to hold or to vote shares in the company.

Documents on display

All reports and other information that BT files with the US Securities and Exchange Commission (SEC) may be inspected at the SEC’s public reference facilities at Room 1580, 100 F Street, NE Washington, DC, 20549, US.

These reports may be accessed via the SEC’s website at www.sec.gov

Publications

BT produces a series of reports on the company’s financial, compliance, and social and environmental performance.

Most of these reports (as well as the EAB Annual Report on BT’s compliance with the Undertakings)are available to shareholders on request and can be accessed at www.bt.com/aboutbt. More detailed disclosures on BT’s implementation of social, ethical and environmental policies and procedures are available online through our independently verified sustainability report at www.bt.com/betterfuture

Document	Publication date
Summary financial statement & notice of meeting	May
Annual Report & Form 20-F	May
Better Future: our annual sustainability report	May
EAB Annual Report	May
Quarterly results releases	July, November, February and May
Current Cost Financial Statements	July
The Way We Work, a statement of business practice

For printed copies, when available, contact the Shareholder Helpline on Freefone 0808 100 4141 or contact our Registrars in the UK, at the address on page

Electronic communication

Shareholders can choose to receive their shareholder documents electronically rather than by post.

Shareholders may elect to receive documents in this way by going to www.bt.com/signup and following the online instructions, or by calling the Shareholder Helpline. You can find the details on page

Shareholder communication

BT is committed to communicating openly with each of its stakeholder audiences in the manner most appropriate to their requirements.

All investors can visit our website at www.bt.com/investorcentre for more information about BT. There are direct links from this page to sites providing information particularly tailored for shareholders, institutional investors, financial analysts, industry analysts and journalists.

An online version of this document is available at www.bt.com/annualreport

190	Additional information

Private shareholders

If private shareholders have any enquiries about their shareholding, they should contact our Registrars, Equiniti, at the address below.

Equiniti maintain BT Group’s share register and the separate BT Group EasyShare register. They also provide a Shareholder Helpline service on Freefone 0808 100 4141.

Shareholder helpline

Tel: Freefone 0808 100 4141

Fax: 01903 833371

Textphone: Freefone 0800 169 6907

From outside the UK:

Tel: +44 121 415 7178

Fax: +44 1903 833371

Textphone: +44 121 415 7028

https://help.shareview.co.uk

The Registrar	ADR Depositary
Equiniti	JPMorgan Chase & Co
Aspect House	PO Box 64504
Spencer Road	St Paul, MN 55164-0504, US
Lancing	Tel: +1 800 990 1135 (General)
West Sussex	or +1 651 453 2128 (From outside the US)
BN99 6DA	or +1 800 428 4237 (Global Invest Direct)
www.equiniti.com	email: jpmorgan.adr@wellsfargo.com
www.adr.com

General enquiries
BT Group plc
BT Centre
81 Newgate Street
London EC1A 7AJ
United Kingdom
Tel: 020 7356 5000
Fax: 020 7356 5520
From outside the UK:
Tel: +44 20 7356 5000
Fax: +44 20 7356 5520

Institutional investors, financial and industry analysts

Institutional investors and financial analysts may contact BT Investor Relations on:

Tel: 020 7356 4909

email: investorrelations@bt.com

Industry analysts and consultants may contact BT Analyst Relations on:

Tel: 020 7356 5631

email: industryenquiry@bt.com

A full list of BT contacts and an electronic feedback facility is available at www.bt.com/talk

Additional information	191

Cross reference to Form 20-F

The information in this document that is referred to in the following table shall be deemed to be filed with the Securities and Exchange Commission for all purposes:

Required Item in Form 20-F Item		Where information can be found in this Annual Report Section	Page

1	Identity of directors, senior management and advisors	Not applicable

2	Offer statistics and expected timetable	Not applicable

3	Key information
3A	Selected financial data	Financial highlights	6
		Group financial performance
		Group results	43
		Selected financial data	173
		Information for shareholders
		Exchange rates	182
3B	Capitalisation and indebtedness	Not applicable
3C	Reasons for the offer and use of proceeds	Not applicable

4	Information on the company

4A	History and development of the company	Our progress against our strategic priorities	7
		How we deliver our strategy	31
		Information for shareholders
		Background	178
		Group financial performance
		Capital expenditure	50
		Capital management and funding policy	48
4B	Business overview	How we are organised	31
		Our customers and markets	36
		Regulation	38
		Our strategy	13
		Our business model	17
		Our strategic priorities	14
		How we measure our progress	22
		Our assets and resources	20
		Consolidated financial statements
		Notes to the consolidated financial statements
		Segment information	116
		Operational statistics	176
		Information for shareholders
		Cautionary statement regarding forward-looking statements	177
		Further note on certain activities	188
4C	Organisational structure	Our business model	17
		How we are organised	31
		Subsidiary undertakings	167
4D	Property, plants and equipment	Our assets and resources
		Properties	20
		Consolidated financial statements
		Notes to the consolidated financial statements
		Property, plant and equipment	128
		Financial statistics	175

5	Operating and financial review and prospects

5A	Operating results	Performance	41
		Information for shareholders
		Cautionary statement regarding forward-looking statements	177

192	Additional information

Required Item in Form 20-F Item		Where information can be found in this Annual Report Section	Page

5B	Liquidity and capital resources	Performance	41
		Information for shareholders
		Cautionary statement regarding forward-looking statements	177
		Consolidated financial statements
		Notes to the consolidated financial statements
		Loans and other borrowings	146
		Financial instruments and risk management	151
		Financial commitments and contingent liabilities	162
5C	Research and development, patents and licences	Our assets and resources
		Innovation	21
		Financial statistics	175
5D	Trend information	Performance	41
		Selected financial data	173
		Information for shareholders
		Cautionary statement regarding forward-looking statements	177
5E	Off-balance sheet arrangements	Group financial performance
		Other information
		Off-balance sheet arrangements	52
5F	Tabular disclosure of contractual obligations	Group financial performance
		Other information
		Contractual obligations and commitments	52

6	Directors, senior management and employees

6A	Directors and senior management	Board of Directors	65
6B	Compensation	Reports of the Board Committees
		Report on Directors’ Remuneration	77
		Consolidated financial statements
		Notes to the consolidated financial statements
		Retirement benefit plans	132
		Share-based payments	142
6C	Board practices	Board of Directors	65
		Reports of the Board Committees
		Report on Directors’ Remuneration	77
6D	Employees	Our people	18
		Group financial performance
		Income statement
		Operating costs	44
		Consolidated financial statements
		Notes to the consolidated financial statements
		Employees	120
6E	Share ownership	Reports of the Board Committees
		Report on Directors’ Remuneration	77
		Consolidated financial statements
		Notes to the consolidated financial statements
		Share-based payments	142

7	Major shareholders and related party transactions

7A	Major shareholders	Shareholders and Annual General Meeting
		Substantial shareholdings	97
		Information for shareholders
		Analysis of shareholdings at 31 March 2013	179
7B	Related party transactions	Directors’ information
		Interest of management in certain transactions	94
		Consolidated financial statements
		Notes to the consolidated financial statements
		Related party transactions	162
7C	Interests of experts and counsel	Not applicable

Additional information	193

Required Item in Form 20-F Item		Where information can be found in this Annual Report Section	Page

8	Financial information

8A	Consolidated statements and other financial information	See Item 18 below
		Group financial performance
		Other information
		Legal proceedings	52
		Group financial performance
		Income statement
		Dividends	46
		Consolidated financial statements
		Notes to the consolidated financial statements
		Financial commitments and contingent liabilities	162
		Information for shareholders
		Dividends	180
		Articles of Association (Articles)
		Dividends	183
8B	Significant changes	Directors’ information
		Going concern	93

9	The offer and listing

9A	Offer and listing details	Information for shareholders
		Stock exchange listings
		Share and ADS prices	178
9B	Plan of distribution	Not applicable
9C	Markets	Information for shareholders
		Stock exchange listings	178
9D	Selling shareholders	Not applicable
9E	Dilution	Not applicable
9F	Expenses of the issue	Not applicable

10	Additional information

10A	Share capital	Not applicable
10B	Memorandum and articles of association	Information for shareholders
		Articles of Association (Articles)	183
10C	Material contracts	Information for shareholders
		Material contracts	186
10D	Exchange controls	Information for shareholders
		Limitations affecting security holders	189
10E	Taxation	Information for shareholders
		Taxation (US Holders)	186
10F	Dividends and paying agents	Not applicable
10G	Statement by experts	Not applicable
10H	Documents on display	Information for shareholders
		Documents on display	189
10I	Subsidiary information	Not applicable

11	Quantitative and qualitative	Consolidated financial statements
	disclosures about market risk	Notes to the consolidated financial statements
		Significant accounting policies
		Financial instruments	114
		Notes to the consolidated financial statements
		Financial instruments and risk management	151

12	Description of securities other than equity securities	Not applicable

13	Defaults, dividend arrearages and delinquencies	Not applicable

14	Material modifications to the rights of security
	holders and use of proceeds	Not applicable

194	Additional information

Required Item in Form 20-F Item		Where information can be found in this Annual Report Section	Page

15	Controls and procedures	General information
		US Regulation
		US Sarbanes-Oxley Act of 2002	94
		Disclosure controls and procedures	95
		Internal control over financial reporting	95
		Report of the independent auditors – Consolidated financial statements
		United States opinion	101

16A	Audit committee financial expert	General information
		US Regulation
		US Sarbanes-Oxley Act of 2002	94
16B	Code of ethics	US Regulation
		US Sarbanes-Oxley Act of 2002	94
16C	Principal accountants’ fees and services	Consolidated financial statements
		Notes to the consolidated financial statements
		Audit, audit related and other non-audit services	120
		Reports of the Board Committees
		Audit & Risk Committee Chairman’s report	71
16E	Purchases of equity securities by the issuer and	Information for shareholders
	affiliated purchasers	Share buyback	180
16F	Change in registrant’s reporting accountant	Not applicable
16G	Corporate Governance	General information
		US Regulation
		New York Stock Exchange	94

17	Financial statements	Not applicable

18	Financial statements	Report of the independent auditors – Consolidated financial statements
		United States opinion	101
		Consolidated financial statements	102

Additional information	195

Glossary of terms

A

ADSL: asymmetric digital subscriber line – a broadband service where existing wires between the local telephone exchange and a customer’s telephone sockets are transformed into a high-speed digital line. Asymmetric refers to differing downstream and upstream bandwidths

ADSL2+: an enhanced version of ADSL, enabling the provision of higher speed connections

ARPU: average revenue per consumer user

B

BDUK: Broadband Delivery UK

BTPS (BT Pension Scheme): the defined benefit pension scheme which was closed to new members on 31 March 2001

BTRP (BT Retirement Plan): the defined contribution pension arrangement which was introduced for new BT employees from 1 April 2001 and was closed to new members on 31 March 2009

BTRSS (BT Retirement Saving Scheme): the scheme set up on 1 April 2009 as successor to the BTRP. It is a contract based, defined contribution arrangement

C

CP: communications provider

CWU: Communication Workers Union

D

DSL: digital subscriber line – a broadband service where existing wires between the local telephone exchange and a customer’s telephone sockets are transformed into a high-speed digital line

E

EBITDA: earnings before interest, taxation, depreciation and amortisation

EPS: earnings per share

Ethernet: a widely-deployed network transmission technology that transports large amounts of data in a fast, assured and highly cost-efficient manner

F

FTTC: fibre-to-the-cabinet – a variant of GEA which uses fibre to provide high connection speeds from the exchange to a street cabinet near to a customer premises, and a copper line for the final connection to the premises

FTTP: fibre-to-the-premises – a variant of GEA which uses fibre to provide high connection speeds for the whole route from the exchange to the customer

FVA: Fibre Voice Access

G

GEA: Generic Ethernet Access

I

IASB: International Accounting Standards Board – the board which sets International Financial Reporting Standards

ICT: information and communications technology

IFRS: International Financial Reporting Standards

IP: internet protocol – a packet-based protocol for delivering data – including voice and video – across networks

IPTV: internet protocol TV

IPVPN: IP virtual private network

ISDA: International Swaps and Derivative Association

ISP: internet service provider

L

Ladder pricing: Ladder pricing links the amounts that BT charges mobile operators for mobile calls to 0800, 0845 and 0870 numbers terminating on our network to the retail price charged by mobile operators to their customers

LAN: local area network

LLU: local loop unbundling – the process by which CPs can rent the copper lines between BT’s exchanges and customer premises from Openreach to provide voice and broadband services using their own equipment

M

MEAS: Mobile Ethernet Access Service – a product that uses pseudo wire technology to carry Ethernet traffic between the mobile operators’ cell and core sites in a single converged packet network

MNO: mobile network operator

MNS: managed network services – BT Wholesale’s broad portfolio of managed network outsourcing and white label platform offerings

MPLS: multi-protocol label switching – supports the rapid transmission of data across network routers, enabling modern networks to achieve high quality of service

MVNO: mobile virtual network operator

O

Ofcom: the independent regulator and competition authority for the UK communications industries, with responsibilities across television, radio, telecommunications and wireless communications services

P

PIA: passive infrastructure access

POLO: payments to other licenced operators

PSTN: public switched telephone network

196	Additional information

R

‘Right First Time’: the internal measure of whether we are keeping our promises to our customers and meeting or exceeding their expectations

S

SEC: US Securities and Exchange Commission

SME: small and medium-sized enterprises

SMP: significant market power

U

UK GAAP: United Kingdom Generally Accepted Accounting Practice

Undertakings: legally-binding commitments BT made to Ofcom, designed to bring greater transparency and certainty to the regulation of the telecommunications industry in the UK. They led to the formation of Openreach

V

VoIP: voice over internet protocol – a method of transporting speech over the internet

W

WAN: wide area network

WBC: wholesale broadband connect

WLR: wholesale line rental – a product supplied by Openreach which is used by CPs to offer telephony services using their own brand, pricing structure and billing, but using BT’s network

Y

YouView: a service which combines free digital channels with free on-demand content from public service broadcasters delivered over broadband